
10011401

STRENGTH + RESILIENCE


RECEIVED
APR 0 8 2010
WASH. D.C.
200
SECTION


Allstate
You're in good hands.

THE ALLSTATE CORPORATION NOTICE OF 2010 ANNUAL MEETING, PROXY STATEMENT AND 2009 ANNUAL REPORT



FELLOW SHAREHOLDERS,

Allstate's proactive approach to managing your business served us well in 2009, despite another unprecedented year of volatile conditions. In the first quarter of 2009, the financial markets further deteriorated, which compounded the damage done in 2008. Rather than dwell on the causes, we did what we always do: proactively used our capabilities, people and market position to protect and enhance your investment. As we discussed last year, we had three goals for 2009: keeping Allstate strong financially, improving customer loyalty and continuing to reinvent our business. We had exceptional performance on the first two goals and made further progress in aligning our businesses around our customers.



REVENUES
($ BILLIONS)
05 06 07 08 09
35.4
35.8
36.8
29.4
32.0



NET INCOME (LOSS)
PER DILUTED SHARE
($)
05 06 07 08 09
2.65
7.83
7.76
-3.06
1.58

ACHIEVED OUR 2009 FINANCIAL GOALS

In volatile financial markets, a recession and a period of extreme weather it was imperative that we keep Allstate strong financially. Despite a high level of catastrophes and investment losses in 2008, we entered 2009 in a position of financial strength. We built capital and book value during the year through our proactive approach to investing and managing costs and margins.

- Net income improved to $854 million, or $1.58 per share. This was a dramatic improvement over a loss of $3.06 per share in 2008, reflecting a significant reduction in the level of investment losses.
- Operating income* was $1.9 billion, 7% above 2008, despite a second year of high catastrophe losses.
- Our Property-Liability business had a combined ratio of 96.2 for 2009, which means that our underwriting margin was 3.8% of premiums. We also met our underlying combined ratio* outlook for the year.
- Investment returns on our $100 billion portfolio were outstanding, as our strategy of staying heavily invested in corporate bonds paid off. We achieved these results while lowering real estate investments by another 30% and protecting the fixed income investments from the negative impact of higher interest rates.
- We continued to reduce costs to deliver great value at affordable prices. As a result, employment declined 5% to 36,000. Allstate Financial's cost reduction programs are ahead of schedule and will reposition this business for profitable growth.

The net of all of these results is that book value increased by 32% in 2009, to $16.7 billion at year-end.

EXCEPTIONAL PROGRESS IN IMPROVING CUSTOMER LOYALTY

Customer loyalty is core to achieving our strategic goal of differentiating ourselves to drive long-term growth. We had significant improvement in customer loyalty on an absolute basis, in virtually every market and relative to the competition. In 2009 we

For a definition of this term, please see the "Definitions of Non-GAAP Measures" on the second page following the proxy statement.

began calculating the 401(k) contribution to employees based on customer loyalty, not operating profits. This aligns rewards with the responsibility of each employee to treat customers well. Agency compensation programs are also tied to measures that reflect customer loyalty. We improved accountability so that employees or agencies that underperform no longer have the opportunity to represent Allstate.

LONG-TERM GROWTH WILL BE SUPPORTED BY REINVENTION

Reinventing products and services we provide for customers will differentiate Allstate and lead to long-term profitable growth. While we remain focused on reinvention, the operational focus needed in such a volatile environment resulted in less progress than planned. Your Choice Auto® continued to grow with over 5.7 million items sold. The direct business, which sells to consumers through call centers and the Internet, now writes over $600 million of premium annually and helps local Allstate agencies by answering calls after hours and providing other services. The Next Gen claims system provides an infrastructure to further improve our ability to service our customers' claims effectively and efficiently. While much has been done, our competitors are on the move, so we will further accelerate these reinvention efforts in 2010.

The senior management team adapted to this environment and remains a core strength of your company. Although George Ruebenson, President of Allstate Protection, decided to retire after almost 40 years of dedicated service, Allstate's market leadership, brand and record of success enabled us to strengthen our team. We welcomed Joe Lacher as the new president of Allstate Protection, and Matt Winter as the new president of Allstate Financial. We will also benefit from the skills of Mark LaNeve, who joined us as chief marketing officer. They and the rest of our team are proactively driving our business forward.

CREATING SHAREHOLDER VALUE

Total shareholder return was highly volatile throughout 2009. When the financial markets fell during the first quarter of 2009, the stock tumbled to $13.77. Staying focused on our priorities and financial performance coincided with an increase to $30.04 per share by year-end, slightly below where we began the year. The net result for 2009 was unsatisfying. We will stay focused on further increasing the value of your shareholdings despite volatile markets and the recession.

Our plan to create shareholder value in 2010 is focused around three priorities: improving customer loyalty, reinventing protection and retirement for the consumer, and growing our business. We have a talented team of employees, 33,000 licensed sales professionals in Allstate agencies, and relationships with independent distributors to help make this a reality.

FURTHER STRENGTHENING OUR SOCIETAL LEADERSHIP

Corporations such as ours should lead positive change. We are supporting efforts to better prepare America for large catastrophes through ProtectingAmerica.org. Allstate's teen safe driving initiative is gaining momentum and we are a major proponent of creating federal graduated driver licensing requirements. The Allstate Foundation is a leading sponsor of programs to combat domestic violence and supports more than 3,000 local non-profits across the country. These efforts improve the communities in which we live and operate and also help improve Allstate's reputation. A recent *Fortune* survey ranks us as fifth in overall reputation and second in social responsibility in our industry.

We will remain focused in 2010 on delivering value for our customers and shareholders.



THOMAS J. WILSON
Chairman, President and Chief Executive Officer

APRIL 1, 2010

INSURANCE PREMIUMS & CONTRACT CHARGES ($ BILLIONS)


05 06 07 08 09
29.1
29.3
29.1
28.9
28.2

SHAREHOLDERS' EQUITY ($ BILLIONS)


05 06 07 08 09
20.2
21.8
21.9
12.6
16.7

BOOK VALUE PER SHARE ($)


05 06 07 08 09
31.01
34.80
38.54
23.47
30.84

RETURN ON EQUITY (%)


05 06 07 08 09
8.4
23.8
21.2
-9.7
5.8

STRENGTH + RESILIENCE

Many things change in eighty years, but the fundamentals of strength and resilience remain the same:

PUT THE CUSTOMER FIRST. INNOVATE RELENTLESSLY. AND STAY FINANCIALLY STRONG.

PUTTING THE CUSTOMER FIRST

Success starts with putting the customer at the center of all we do. That means putting ourselves in the customer's shoes so we can understand not just today's needs, but tomorrow's. It means engaging them in an active dialogue about what products and services best meet those needs and how they can use insurance and financial products to help realize their goals and dreams. It means finding new and better ways to serve them and to contribute to the communities in which they (and we) live.



PROTECTING AND PREPARING

17 million households rely on Allstate for auto and homeowners insurance, life insurance, retirement and investment products. We help people realize their hopes and dreams through products and services designed to protect them from life's uncertainties and to prepare them for the future.

INNOVATION

At Allstate, we spend a lot of time working to reinvent protection and retirement for the consumer. That's more than introducing a new product or service. It means working to improve every aspect of what we do and how we do it. It means finding new ways to deliver on Allstate's brand promise. Every single day, 70,000 Allstate professionals find innovative ways to do things better.


Allstate
Auto Insurance
made simple

INSURANCE MADE EASY

The "Auto Insurance Made Simple" coverage guide was launched in 2009 to help our customers feel more knowledgeable and confident about their auto insurance—from how to read a "declarations" page to knowing what to do if they have an accident.

OUR FINANCIAL STRENGTH

Allstate was founded during the Great Depression in 1931. It wasn't an ideal time to start a business, but our prudence and financial discipline enabled us not only to survive that terrible time, but to grow. During the current "great recession," Allstate proactively addressed the financial crisis and subsequent market uncertainty. As a result, we remain financially solid. We will continue to take the necessary measures to safeguard our company's financial condition so we can grow our business and keep our promises to our customers, investors and employees.

$854

MILLION IN NET INCOME

was reported by Allstate in 2009, versus a loss of $1.7 billion in 2008. Previous year results were affected by unprecedented financial market deterioration.

32%

Allstate's capital increased 32% in 2009, to $16.7 billion at year-end, as our company took proactive actions, including adjusting its portfolio mix, to keep Allstate financially strong despite volatile financial markets.

Allstate emerged from the financial crisis stronger than ever, just as we have come through twelve other economic downturns over the last eight decades. And we did much more than just survive the crisis. In 2009, we improved customer loyalty, made smart financial decisions, and laid the groundwork for reinventing the category. Guided by Our Shared Vision, we will build on that foundation in 2010.

LOYALTY REAPS REWARDS

The loyalty of these customers is so important to us that we linked it to the amount that Allstate contributed to employees' 401(k) accounts in 2009. Employees earned the maximum company match based on strong loyalty improvement while the insurance industry loyalty measures remained relatively flat. Our loyalty survey tracks customer satisfaction, intent to renew and willingness to refer.

ENHANCING THE CUSTOMER EXPERIENCE

Allstate provides innovative resources to help agencies enhance the customer experience—and their own success. Those resources include new technology, national marketing support, new product and discount options, sales and service education, detailed agency-level customer research, and 24/7 support from the Allstate call centers.



SEAMLESS CUSTOMER SERVICE

We serve customers where and how they want to be served: In person, by phone and on the Internet. How seamless does it get? About half of all consumers coming to Allstate for the first time initially visit allstate.com...88% of our new customers make their purchase with an Allstate agent or an independent agent selling our insurance...and in 2009, our call centers answered 734,000 calls forwarded from agencies after hours.

9.4 MILLION CALLS

to our call centers in 2009 provided an excellent laboratory for researching consumer shopping preferences and developing best practices for service and sales. This information is shared with our 14,000 exclusive Allstate agencies and financial representatives in the United States and Canada.



EXPANDING OUR AUDIENCE

Reinvention includes finding new avenues to share an evergreen message. "Our Stand" national advertising campaign—also featured on the Allstate YouTube channel—highlights the benefits of having insurance protection from Allstate.

PRODUCT & SERVICE INNOVATION

47 states now offer Your Choice Auto® insurance, which allows drivers the flexibility to choose among a range of features and prices in three insurance packages (platinum, gold and value). In 2009, Allstate completed the rollout of its "Next Gen" claims handling system, which enhances the customer experience and lowers expenses by facilitating faster, more efficient claims handling.


ALLSTATE WAS FOUNDED IN 1931
AND IS FORTUNE 100 COMPANY
NASDAQ LOSERS
ALLIANCE BANKSHARES CORP (ABVA) 3.52 0.68

MANAGING RISK & RETURNS

In 2009, our strategic risk mitigation program focused on managing interest rate, equity, credit and real estate investment risks, while our return optimization efforts focused on market opportunities to generate income and capital appreciation. Allstate's investment portfolio grew 4% in 2009, to $99.8 billion at year-end.



31%

Book value per diluted share, a measure of our company's financial strength, grew 31% from year-end 2008 to $30.84 at year-end 2009.


OUR
SHARED
VISION
WHY
HOW
WHAT

OUR FOUNDATION FOR SUCCESS

Our Shared Vision provides the "why, how and what" behind everything we do at Allstate. It leverages our strengths while providing the roadmap for our continued success. When we achieve this vision, we will truly put the customer at the center of everything we do. We will become an even more valuable company to our customers, associates, investors, our communities and society... a company with strong earnings potential and financial performance that sets the benchmark for our industry.

OUR PURPOSE

We are the ***Good Hands***®: We help people realize their hopes and dreams through products and services designed to protect them from life's uncertainties and to prepare them for the future.

STRATEGIC VISION

To reinvent protection and retirement for the consumer.

OUR VALUES

- Honesty, caring and integrity
- Inclusive diversity
- Engagement
- Accountability
- Superior performance

CORPORATE GOAL

We will grow the value of our company for our customers, our associates, our shareholders, our communities and society.

OUR PRINCIPLES

- Put the customer at the center of all of our work and provide the products and services they need in ways they want them.
- Take an enterprise view of our people and processes and work as a single team to advance Allstate rather than our individual interests.
- Provide superior returns to shareholders by growing and leveraging risk and return trade-offs.
- Focus relentlessly on those few things that will provide the greatest impact.
- Execute well-considered decisions with precision and speed.
- Hire carefully, develop and inspire aggressively, manage respectfully, empower, reward and celebrate appropriately.
- Be a learning organization.

OUR OPERATING PRIORITIES

- Consumer focus
- Operational excellence
- Enterprise risk and return
- Capital management


Allstate
You're in good hands.

THE ALLSTATE CORPORATION

2775 Sanders Road

Northbrook, Illinois 60062-6127

April 1, 2010

Notice of 2010 Annual Meeting and Proxy Statement

Dear Stockholder:

You are invited to attend Allstate's 2010 annual meeting of stockholders to be held on Tuesday, May 18, 2010, at 11 a.m. local time, in the West Plaza Auditorium at Allstate's Home Office in Northbrook, Illinois.

We encourage you to review the notice of annual meeting, proxy statement, financial statements, and management's discussion and analysis provided in this booklet to learn more about your corporation.

We are providing most of our stockholders with proxy materials via the Internet. By using this method of delivery, we are able to provide to you these important materials in an expedited manner, and reduce both our costs and the environmental impact of our annual meeting.

As always, your vote is important. Please vote as soon as possible, by telephone, Internet, or mail, even if you plan to attend the meeting.

Sincerely,

Thomas J. Wilson
Chairman, President and Chief Executive Officer

THE ALLSTATE CORPORATION

2775 Sanders Road

Northbrook, Illinois 60062-6127

April 1, 2010

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 18, 2010. The Notice of 2010 Annual Meeting, Proxy Statement, and 2009 Annual Report and the means to vote by Internet are available at www.proxyvote.com.

Notice of 2010 Annual Meeting of Stockholders

The annual meeting of stockholders of The Allstate Corporation ("Allstate" or "corporation") will be held in the West Plaza Auditorium at Allstate's Home Office, 3100 Sanders Road, Northbrook, Illinois on Tuesday, May 18, 2010, at 11 a.m. for the following purposes:

1. To elect to the Board of Directors the 11 director nominees named in this proxy statement to serve until the 2011 annual meeting.
2. To ratify the appointment of Deloitte & Touche LLP as Allstate's independent registered public accountant for 2010.
3. To consider five stockholder proposals, if properly presented.

In addition, any other business properly presented may be acted upon at the meeting.

Registration will begin at 10:00 a.m. Each stockholder may be asked to present picture identification and proof of stock ownership. Stockholders holding Allstate stock through a bank, brokerage, or other nominee account will need to bring their account statement showing ownership as of the record date, March 19, 2010.

We are providing most of our stockholders with proxy materials through the Internet. Most stockholders will not receive printed copies of this proxy statement and the 2009 annual report unless they so request. Instead, they will receive by mail a notice ("Notice of Internet Availability of Proxy Materials") with instructions on how to review all of the proxy materials on the Internet and how to submit voting instructions. If you would like to receive the proxy materials electronically or in paper form, you should follow the instructions in the Notice of Internet Availability of Proxy Materials.

Allstate began mailing its Notice of Internet Availability of Proxy Materials, proxy statement and annual report, and proxy card/voting instruction form to stockholders and to participants in its Allstate 401(k) Savings Plan on April 1, 2010.

By Order of the Board,



Mary J. McGinn
Secretary

Proxy Statement

Table of Contents

Proxy and Voting Information

Who is asking for your vote and why

The annual meeting will be held only if there is a quorum, which means that a majority of the outstanding common stock entitled to vote is represented at the meeting by proxy or in person. If you vote before the meeting, your shares will be counted for the purpose of determining whether there is a quorum. To ensure that there will be a quorum, the Allstate Board of Directors is requesting that you vote before the meeting and allow your Allstate stock to be represented at the annual meeting by the proxies named on the proxy card/voting instruction form.

Who can vote

You are entitled to vote if you were a stockholder of record at the close of business on March 19, 2010. On March 19, 2010, there were 537,407,178 Allstate common shares outstanding and entitled to vote at the annual meeting.

How to vote

If you hold shares in your own name as a registered stockholder, you may vote in person by attending the annual meeting or you may instruct the proxies how to vote your shares in any of the following ways:

- By using the toll-free telephone number printed on the proxy card/voting instruction form.
- By using the Internet voting site and following the instructions provided there.
- By signing and dating the proxy card/voting instruction form and mailing it in the postage-paid envelope enclosed with the printed copies of the proxy statement, or by returning it to The Allstate Corporation, c/o Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, N.Y. 11717.

You may vote by telephone or Internet 24 hours a day, seven days a week.

If you hold shares in street name (that is, through a broker, bank, or other record holder), you should follow the instructions provided by your broker, bank, or other record holder to vote your shares. If you hold shares through the Allstate 401(k) Savings Plan (formerly The Savings and Profit Sharing Fund of Allstate Employees), see the instructions on page 2.

Providing voting instructions and discretionary voting authority of proxies

With respect to each of the items, you may instruct the proxies to vote "FOR" or "AGAINST," or you may instruct the proxies to "ABSTAIN" from voting.

The Board recommends you vote on the matters set forth in this proxy statement as follows:

- ***FOR* all of the nominees for director listed in this proxy statement.**
- ***FOR* the ratification of the appointment of Deloitte & Touche LLP as Allstate's independent registered public accountant for 2010.**
- ***AGAINST* the stockholder proposal seeking the right to call special shareowner meetings.**
- ***AGAINST* the stockholder proposal seeking the right to act by written consent.**
- ***AGAINST* the stockholder proposal seeking an advisory resolution to ratify the compensation of the named executive officers.**
- ***AGAINST* the stockholder proposal seeking a review and report on executive compensation.**
- ***AGAINST* the stockholder proposal seeking a report on political contributions and payments to trade associations and other tax exempt organizations.**

If you return a signed proxy card/voting instruction form to allow your shares to be represented at the annual meeting, but do not indicate how your shares should be voted on one or more matters listed above, then the proxies will vote your shares as the Board of Directors recommends for those matters. Other than the matters listed above, Allstate knows of no other matters to be presented at the meeting. If any other matters are properly presented at the meeting, the proxies may vote your shares in accordance with their best judgment.

How votes are counted to elect directors and approve items

Each share of our common stock outstanding on the record date will be entitled to one vote on each of the 11 director nominees and one vote on each other matter.

Item 1. To be elected by stockholders, each director must receive the affirmative vote of the majority of the votes cast. A majority of votes cast means the number of shares voted "FOR" a director exceeds 50% of the votes cast with respect to that director. Each nominee for director receiving a majority of votes cast will be elected. Abstentions will not be counted as votes cast for purposes of director elections and will have no impact on the outcome of the vote. Broker non-votes will not be counted as shares entitled to vote on the matter and will have no impact on the outcome of the vote.

Proxy Statement

Item 2. To ratify the appointment of Allstate's independent registered public accountant, the proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the item. Abstentions will be counted as shares present at the meeting and will have the effect of a vote against the matter.

Items 3 through 7. To approve a stockholder proposal, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the item is required. Abstentions will be counted as shares present at the meeting and will have the effect of a vote against the matter. Broker non-votes will not be counted as shares entitled to vote on the matter and will have no impact on the outcome of the vote.

Rules of the New York Stock Exchange ("NYSE") determine whether proposals presented at stockholder meetings are "routine" or "non-routine." If a proposal is determined to be routine, the NYSE provides brokerage firms with discretionary authority to vote on the proposal without receiving voting instructions from their clients. Item 2 is considered a routine matter. Broker non-votes occur when a brokerage firm does not have discretionary voting authority and is unable to vote on a proposal because it is non-routine and the client has not provided voting instructions. Item 1 and items 3 through 7 are considered non-routine matters. Abstentions and broker non-votes are counted for quorum purposes.

How to change your vote

Before your shares have been voted at the annual meeting by the proxies, you may change or revoke your vote in the following ways:

- Voting again by telephone, by Internet, or in writing.
- Attending the meeting and voting your shares in person if you are a registered stockholder.

Confidentiality

All proxies, ballots, and tabulations that identify the vote of a particular stockholder are confidential, except as necessary to allow the inspector of election to certify the voting results or to meet certain legal requirements. A representative of American Election Services, LLC will act as the inspector of election and will count the votes. The representative is independent of Allstate and its directors, officers, and employees.

Comments written on proxy cards, voting instruction forms, or ballots may be provided to the secretary of Allstate with the name and address of the stockholder. The comments will be provided without reference to the vote of the stockholder, unless the vote is mentioned in the comment or unless disclosure of the vote is necessary to understand the comment. At Allstate's request, the distribution agent or the solicitation agent may provide Allstate with periodic status reports on the aggregate vote. These status reports may include a list of stockholders who have not voted and breakdowns of vote totals by different types of stockholders, as long as Allstate is not able to determine how a particular stockholder voted.

Allstate 401(k) Savings Plan Participants

If you hold Allstate common shares through the Allstate 401(k) Savings Plan, your proxy card/voting instruction form for those shares will instruct the plan trustee how to vote those shares. If you are an employee who received your annual meeting materials electronically, and you hold Allstate common shares both through the plan and also directly as a registered stockholder, the voting instructions you provide electronically will be applied to both your plan shares and your registered shares. If you return a signed proxy card/voting instruction form or vote by telephone or the Internet on a timely basis, the trustee shall vote as instructed for all Allstate common shares allocated to your plan account unless to do so would be inconsistent with the trustee's duties.

If your voting instructions are not received on a timely basis for the shares allocated to your plan account, those shares will be considered "unvoted." If you return a signed proxy card/voting instruction form but do not indicate how your shares should be voted on a matter, the shares represented by your signed proxy card/voting instruction form will be voted as the Board of Directors recommends. The trustee will vote all unvoted shares and all unallocated shares held by the plan as follows:

- If the trustee receives instructions (through voting instruction forms or through telephonic or Internet instruction) on a timely basis for at least 50% of the votable allocated shares in the plan, then it will vote all unvoted shares and unallocated shares in the same proportion and in the same manner as the shares for which timely instructions have been received, unless to do so would be inconsistent with the trustee's duties.
- If the trustee receives instructions for less than 50% of the votable shares, the trustee shall vote all unvoted and unallocated shares in its sole discretion. However, the trustee will not use its discretionary authority to vote on adjournment of the meeting in order to solicit further proxies.

Plan votes receive the same level of confidentiality as all other votes. You may not vote the shares allocated to your plan account by attending the meeting and voting in person. You must instruct The Northern Trust Company, as trustee for the plan, how to vote your shares.

If You Receive More Than One Proxy Card/Voting Instruction Form

If you receive more than one proxy card/voting instruction form, your shares are probably registered in more than one account or you may hold shares both as a registered stockholder and through the Allstate 401(k) Savings Plan. You should vote each proxy card/voting instruction form you receive.

Proxy Statement and Annual Report Delivery

Allstate has adopted the "householding" procedure approved by the Securities and Exchange Commission that allows us to deliver one Notice of Internet Availability of Proxy Materials, or if applicable, one proxy statement and annual report, to a household of stockholders instead of delivering a set of documents to each stockholder in the household. This procedure is more cost effective because it reduces the number of materials to be printed and mailed. It also reduces our impact on the environment. We may elect to send only one Notice of Internet Availability of Proxy Materials, or if applicable, one proxy statement and annual report to stockholders who share the same last name and address, or where shares are held through the same nominee or record holder (for example, when you have multiple accounts at the same brokerage firm), unless we receive, or have previously received, contrary instructions. Stockholders that receive proxy materials in paper form will continue to receive separate proxy cards/voting instruction forms to vote their shares. Stockholders that receive the Notice of Internet Availability of Proxy Materials will receive instructions on submitting their proxy cards/voting instruction form via the Internet.

Please contact our distribution agent, Broadridge Financial Solutions, by calling (800) 542-1061 or by writing to Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717:

- If you would like to receive a separate copy of the Notice of Internet Availability of Proxy Materials, or if applicable, a separate proxy statement and annual report for this year. Upon receipt of your request, we will promptly deliver the requested materials to you.
- If you and other Allstate registered stockholders of record with whom you share an address currently receive multiple sets of the Notice of Internet Availability of Proxy Materials, or if applicable, the proxy statement and annual report, and you would like to receive only a single copy of each in the future.

If you hold your shares in street name, please contact your bank, broker, or other record holder to request information about householding.

You may also revoke your consent to householding by contacting Broadridge at the phone number and address listed above. You will be removed from the householding program within 30 days of receipt of the revocation of your consent.

Corporate Governance Practices and Code of Ethics

Allstate has a history of strong corporate governance which is firmly grounded in the belief that governance best practices are critical to our goal of driving sustained stockholder value. The Board of Directors has established *Corporate Governance Guidelines* and *Director Independence Standards.* Each of its standing committees operates under a written charter that has been approved by the Board.

In addition, Allstate is committed to operating its business with honesty and integrity and maintaining the highest level of ethical conduct. These absolute values are embodied in our *Code of Ethics* and require that every customer, employee, and member of the public be treated accordingly. Allstate's *Code of Ethics* applies to all employees, including the chief executive officer, the chief financial officer, the controller, and other senior financial and executive officers as well as the Board of Directors.

The *Corporate Governance Guidelines, Director Independence Standards, Code of Ethics,* and the charters of each standing committee of the Board are available on the Corporate Governance portion of allstate.com. They are also available in print upon request made to the Office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite A3, Northbrook, Illinois 60062-6127.

Determinations of Independence of Nominees for Election

The Board of Directors has determined that each nominee for election, with the exception of Mr. Wilson in his capacity as chairman, president, and chief executive officer, is independent according to applicable law, the listing standards of the NYSE, and the Board's *Director Independence Standards.* The Board determined that the following categories of relationships with the corporation are among those that do not interfere with a director's exercise of independent judgment and do not, to the extent consistent with applicable law or regulation and Allstate's *Corporate Governance Guidelines,* disqualify a director or nominee from being considered independent. In making the independence determinations, the Board considered transactions, relationships, or arrangements described in category 1 with respect to each independent director; and category 4 with respect to entities with which Messrs. Greenberg and LeMay are affiliated.

Categorical Standards of Independence

1. An Allstate director's relationship arising from (i) only such director's position as a director of another corporation or organization; (ii) only such director's direct or indirect ownership of a 5% or less equity interest in another corporation or organization (other than a partnership); (iii) both such position and such ownership; or (iv) such director's position only as a limited partner in a partnership in which he or she has an interest of 5% or less.
2. An Allstate director's relationship arising from an interest of the director, or any entity in which the director is an employee, director, partner, stockholder or officer, in or under any standard-form insurance policy or other financial product offered by the Allstate Group in the ordinary course of business.
3. An Allstate director's relationship with another company that participates in a transaction with the Allstate Group (i) where the rates or charges involved are determined by competitive bid or (ii) where the transaction involves the rendering of services as a common or contract carrier (including any airline) or public utility at rates or charges fixed in conformity with law or governmental authority.
4. An Allstate director's relationship with another company that has made payments to, or received payments from, the Allstate Group for property or services in an amount which, in the last fiscal year, does not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues for such year.
5. An Allstate director's position as an executive officer of a tax exempt organization to which the aggregate amount of discretionary contributions (other than employee matching contributions) made by the Allstate Group and The Allstate Foundation in any of the last three fiscal years of the tax exempt organization were equal to or less than the greater of $1 million or 2% of such organization's consolidated gross revenues for such year.
6. An Allstate director's relationship with another company (i) in which the Allstate Group makes investments or (ii) which invests in securities issued by the Allstate Group or securities backed by any product issued by the Allstate Group, all in the ordinary course of such entity's investment business and

on terms and under circumstances similar to those available to or from entities unaffiliated with such director.

Majority Votes in Director Elections

In accordance with Allstate's bylaws, each director must be elected by a majority of the votes cast.

Board Leadership Structure

The current Board has 11 directors, including Andrea Redmond, who was elected effective January 1, 2010.

Currently, Tom Wilson is the chairman of the Board as well as the chief executive officer of Allstate. Allstate's *Corporate Governance Guidelines* allow the Board to determine whether the roles of chairman and chief executive officer are held by separate individuals or by the same person. The Board believes that flexibility in the allocation of the responsibilities of these two roles enables to Board to adapt the leadership function to changing circumstances. At times, Allstate is well-served by having these roles performed by a single person, who acts as a bridge between the Board and management and provides critical leadership for carrying out Allstate's strategic initiatives and confronting its challenges. At other times, such as during a leadership transition, Allstate may be better-served by splitting the roles of chairman and chief executive officer between two individuals.

While the Board currently does not have a lead independent director, it appoints a presiding director for each executive session of the Board, when it meets without management. These sessions are held on a regular basis at the end of each non-telephonic Board meeting, and the presiding director for each session is determined by the subject matter to be considered. If the subject is within the scope of authority of one of the standing committees, the chair of that committee acts as presiding director for the session. If the subject is not within the authority of a standing committee, the Board appoints one of the directors who is not a committee chair on a rotating basis to preside at the session. The Board believes this practice provides for leadership at all executive sessions without the need to designate a single lead director and provides an opportunity for each director to assume the role of presiding director from time to time. Furthermore, the Board believes that this practice is appropriate in light of the fact that currently only one of the directors is an Allstate employee, all of the other directors are independent, and all of the Board's committees are comprised solely of independent directors.

Board Role in Risk Oversight

The Board is responsible for the oversight of Allstate's business and management, including risk management. In exercising its risk management oversight responsibility, the Board regularly reviews management's strategy and the business plans for Allstate's property and casualty business, life insurance and annuity business, and investment portfolio, as well as the corporation's liquidity and use of capital, and the general counsel's assessment of legal, regulatory, and legislative issues. In addition, the Board reviews the corporation's risk management objectives and processes twice a year. This includes how management measures, evaluates, and manages the corporation's exposure to risks posed by a wide variety of events and conditions, including turmoil in the capital markets and natural catastrophes like hurricanes. The Board also utilizes third-party assessments of these risk management processes, including a comparison with peer organizations, leading industry practices, and emerging trends. The Audit Committee plays an integral role in risk management oversight by reviewing a quarterly report on risk management and, as provided in its charter, discussing risk assessment and management processes with Allstate's executives. In the performance of their oversight responsibilities, the directors monitor whether Allstate's strategies reflect a balance of risk and return, whether such strategies are formulated within a clear set of risk tolerances, and whether risk management processes are executed as designed.

Board Meetings and Committees

The Board held ten meetings during 2009. Each incumbent director attended at least 75% of the combined board meetings and meetings of committees of which he or she was a member. Attendance at board and committee meetings during 2009 averaged 95% for incumbent directors as a group.

Proxy Statement

Currently, the Board has four committees. The following table identifies each standing committee, its members, and the number of meetings held during 2009. The standing committees are the Audit, Compensation and Succession, and Nominating and Governance Committees. All of the members of each committee have been determined to be independent by the Board within the meaning of applicable laws, the listing standards of the NYSE, and the *Director Independence Standards* as in effect at the time of determination. A summary of each standing committee's functions and responsibilities follows the table. In addition to the standing committees, the Board appointed the Demand Review Committee in April of 2009 to be a non-standing committee, chaired by Ms. Sprieser and including Mr. Smith, to address a shareholder demand for board action. The Demand Review Committee met five times in 2009.

Director*	Audit	Compensation and Succession	Nominating and Governance
F. Duane Ackerman	✓	✓	
Robert D. Beyer		✓	
W. James Farrell		✓	✓**
Jack M. Greenberg	✓	✓	
Ronald T. LeMay	✓	✓	
H. John Riley, Jr.		✓**	✓
Joshua I. Smith	✓		✓
Judith A. Sprieser	✓**		✓
Mary Alice Taylor	✓	✓	
Thomas J. Wilson			
Number of Meetings in 2009	8	10	5

* Ms. Redmond joined the Board effective January 1, 2010

** Committee chair

Board Attendance Policy

Board members are expected to make every effort to attend all meetings of the Board and the committees on which they serve and to actively participate in the discussion of the matters before them. Board members are expected to make every effort to attend the annual meeting of stockholders. All directors who stood for election at the 2009 annual meeting of stockholders were in attendance at our 2009 annual meeting of stockholders.

Board Committees

Audit Committee

Allstate's Board of Directors has established an audit committee in accordance with the requirements of Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Audit Committee is chaired by Ms. Sprieser and includes Mrs. Taylor and Messrs. Ackerman, Greenberg, LeMay, and Smith. The Board has determined that Ms. Sprieser and Mr. Greenberg are each individually qualified as an audit committee financial expert, as defined in Regulation S-K, Item 407(d)(5) under the Securities Exchange Act of 1934, and that each member of the committee is independent under the listing standards of the NYSE.

The committee is responsible for, among other things, the selection, appointment, compensation, and oversight of the work of the independent registered public accountant in preparing or issuing an audit report or related work. The committee reviews Allstate's annual audited and quarterly financial statements and recommends to the Board of Directors whether the audited financial statements should be included in Allstate's annual report on Form 10-K and in the annual report to stockholders. The committee reviews Allstate's accounting and auditing principles and practices affecting the financial statements and discusses with its independent registered public accountant those matters required to be discussed in accordance with generally accepted auditing standards and applicable Securities and Exchange Commission regulations. The committee also reviews the scope of the audits conducted by the independent registered public accountant and the internal auditors as well as the qualifications, independence, and performance of the independent registered public accountant. The committee is responsible for the review and approval of Allstate's Code of Ethics as well as the adoption of procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, and auditing matters. The committee conducts independent inquiries when deemed necessary to discharge its duties. The committee has the authority to retain independent outside counsel and other advisers it determines to be necessary to carry out its duties. The committee discusses with management the corporation's processes of risk assessment and risk management, including the corporation's major financial risk exposures and the steps management has taken to monitor and control them.

The committee provides functional oversight to Allstate's internal audit department. The internal audit department provides objective assurance and consulting services that are used to assure a systematic, disciplined approach to the evaluation and improvement of effective risk management, control, and governance processes. The committee reviews the overall adequacy and effectiveness of the corporation's legal, regulatory, and ethical compliance programs.

Our chief executive officer, chief financial officer, general counsel, secretary, controller, and senior internal audit officer participate in the committee's meetings. However, executive sessions of the committee are scheduled and held throughout the year, including sessions in which the committee meets with the independent registered public accountant and the senior internal audit officer. The committee reviews its performance at the end of each non-telephonic meeting and reviews its charter each year. The Audit Committee Report is on page 63.

Compensation and Succession Committee

The Compensation and Succession Committee is chaired by Mr. Riley and includes Mrs. Taylor and Messrs. Ackerman, Beyer, Farrell, Greenberg, and LeMay. All members of the committee are independent under the listing standards of the NYSE. The committee assists the Board in fulfilling its oversight responsibilities with respect to the compensation of the chief executive officer and other executive officers. The committee annually reviews the management organization and succession plans for Allstate, including each of its significant operating subsidiaries, and recommends nominees for certain officer positions. The committee is responsible for recommending executive officer salaries and compensation packages to the Board. The committee has oversight responsibility for the salary administration program for elected officers of the corporation and its principal operating subsidiaries.

The committee administers our annual and long-term compensation plans. These are plans pursuant to which officers of The Allstate Corporation and its principal operating subsidiaries at the vice president level and above are eligible to earn annual and long-term cash incentive compensation awards. The committee determines the performance measures for earning awards and the amount of awards payable upon the achievement of threshold, target, and maximum goals with respect to the performance measures. At the end of the relevant performance period, the committee reviews the extent to which the goals have been achieved and approves the actual amount of the cash incentive awards.

The committee has authority to grant equity awards to eligible employees in accordance with the terms of our 2009 Equity Incentive Plan. The committee has delegated its authority to grant equity awards between meetings. A subcommittee has authority to grant restricted stock and restricted stock unit awards to new hires and to determine the size, terms, and conditions of such awards. In addition, the Board has delegated to an equity award committee, consisting of the chief executive officer, the authority to make awards of stock options or restricted stock units in connection with the hiring or promotion of an employee or recognition of an employee's particular achievement. The equity award committee has authority to determine the number of shares subject to such options and the number of restricted stock units, subject to limits recommended by the Compensation and Succession Committee and approved by the Board. All awards granted pursuant to delegated authority are reported to the Compensation and Succession Committee at the next meeting. Neither the subcommittee nor the equity award committee is permitted to grant such awards to those who are designated as executive officers for purposes of Section 16 of the Securities Exchange Act of 1934 or covered employees as defined in Section 162(m)(3) of the Internal Revenue Code. Awards made by the subcommittee or the equity award committee must be made pursuant to the terms of award agreements previously approved by the Compensation and Succession Committee.

In addition, the committee administers our deferred compensation plan for eligible employees and makes recommendations to the Board regarding pension benefit enhancements and change-in-control agreements.

The committee has sole authority to retain and terminate its compensation consultants, including sole authority to approve the consultants' fees. In 2009, the committee retained Towers Perrin as its compensation consultant. As part of the engagement, Towers Perrin provided a report assessing Allstate's executive compensation design, peer group selection, and relative pay for performance. In addition, Towers Perrin provided a competitive assessment of total direct compensation (base salary and annual and long-term incentives) for senior management positions. Towers Perrin also assessed changes proposed by management for the executive compensation program designed to address the relationship between pay and performance and risk and reward, to reflect a desired level of alignment with competitive market levels and practices. The aggregate amount of fees for executive compensation consulting services paid to Towers Perrin in 2009 was $212,833. Towers Perrin representatives participated in portions of three committee meetings in 2009.

In addition to executive compensation consulting services, Towers Perrin provided the corporation with non-executive compensation consulting and software maintenance services, with an aggregate total in fees of $225,492. A business segment of Towers Perrin, Towers Perrin Risk and Financial Services, provided actuarial services and software maintenance services to the corporation, with an aggregate total in fees of $167,410. The committee did not review or approve the other services provided to the corporation by Towers Perrin or its affiliates, as those services were approved by management in the normal course of business.

In designing the various elements and amounts of compensation, the Compensation and Succession Committee draws upon the expertise of our chief executive officer and senior human resources officer and confers with our general counsel, secretary, and chief financial officer on matters that fall within their respective responsibilities.

Our chief executive officer attends committee meetings and advises the committee regarding the alignment of our incentive plan performance measures with our overall strategy, the alignment of the weightings of the performance measures with the responsibilities of each executive, and the impact of the design of our equity incentive awards on our ability to attract, motivate, and retain highly talented executives. In providing this advice, the chief executive officer provides context regarding our products, business risks, financial results, and stockholder return. The chief executive officer also makes recommendations to the committee regarding executive merit increases and compensation packages for executives being hired or promoted. In addition, the committee looks to our chief executive officer for his evaluation of the performance of the executives who report to him.

Our senior human resources officer attends committee meetings and provides the committee with internal and external analyses regarding the basic structure and competitiveness of our compensation program and the details of the operations of our various compensation and incentive plans, including the design of performance measures for our annual and long-term cash incentive plans and the design of our equity awards. Each year, the senior human resources officer also provides the committee with a detailed review of the estimated and actual results for each of the corporate and business unit performance measures compared to threshold, target, and maximum goals and the resulting estimated and actual payments to the executive officers.

Our chief financial officer attends meetings to explain details of financial results relevant to incentive compensation or other financial measures or accounting rules. The general counsel is available at meetings to provide input on the legal and regulatory environment. The secretary attends meetings to respond to questions about corporate governance and to assist in the preparation of minutes.

For both the chief executive officer and the chief financial officer, participation in the meetings is one of the ways in which they assure themselves that the Compensation Discussion and Analysis included in this proxy statement is accurate so that they can provide the certification required by the Sarbanes-Oxley Act of 2002.

The committee meets in executive session without management present several times throughout the year. The committee reviews its performance at the end of each non-telephonic meeting and reviews its charter each year. The Compensation Committee Report is included herein on page 30.

Nominating and Governance Committee

The Nominating and Governance Committee is chaired by Mr. Farrell and includes Ms. Sprieser and Messrs. Riley and Smith. All members of the committee are independent under the listing standards of the NYSE. The committee is responsible for recommending candidates to be nominated by the Board for election as directors. In connection with its selection process, the committee is responsible for recommending appropriate criteria and independence standards for adoption by the Board. The committee is responsible for making recommendations with respect to the periodic review of the performance of the chief executive officer as well as succession planning to the Board of Directors, including recommending nominees for election as the chief executive officer. The committee advises and makes recommendations to the Board on matters of corporate governance including periodic reviews of the corporation's *Corporate Governance Guidelines*. The committee is also responsible for reviewing the corporation's structural defenses from time to time. The committee determines and recommends the criteria to be used for the assessment of the Board's performance and oversees the assessment of the Board. With Board oversight, the committee also administers non-employee director compensation. The committee may retain independent consultants as needed to assist it with its responsibilities.

Our chief executive officer, general counsel, and secretary participate in the committee's meetings. However, the committee regularly meets in executive session without members of management present. The committee reviews its performance at the end of each non-telephonic meeting and reviews its charter each year.

Nomination Process for Election to the Board of Directors

The Nominating and Governance Committee has responsibility for assessing the need for new Board members to address specific requirements or to fill a vacancy. The committee initiates a search for a new director by seeking input from the chief executive officer and other Board members. The committee may also retain a third party search firm to identify potential candidates. In evaluating candidates, the committee applies the criteria set forth in the *Corporate Governance Guidelines* and also described on page 12, "Items to be Voted On–Item 1–Election of Directors." Among the criteria considered by the committee in evaluating individual nominees is the ability of nominees to reflect a diversity of experience and viewpoints. All nominees recommended by the Board for election must comply with the applicable requirements of the corporation's bylaws, which are posted on allstate.com. The committee initiates contact with preferred candidates who meet the requirements and otherwise qualify for membership on the Board. The committee keeps the full Board apprised of the status of candidate evaluations. The committee approves final candidates who are then presented to the Board for endorsement and approval. The invitation to join the Board may be extended by the full Board, the committee chairperson, or the chairman of the Board. The Board is ultimately responsible for naming the nominees for election.

In selecting candidates to recommend to the Board for election as directors, the Nominating and Governance Committee will consider any candidate recommended by a stockholder. A stockholder may recommend a candidate to the Nominating and Governance Committee for its consideration at any time of the year by writing to the Office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite A3, Northbrook, Illinois 60062-6127. Any candidate recommended by a stockholder will be considered by the committee in the same manner as all other candidates.

A stockholder may also directly nominate someone for election as a director at a stockholders meeting. In order to make a nomination, a stockholder must follow the procedures set forth in Allstate's bylaws. Under the bylaws, if a stockholder wishes to nominate a candidate at the 2011 annual meeting of stockholders, he or she must provide advance notice to Allstate that must be received between January 18, 2011, and February 17, 2011. The notice must be sent to the Office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite A3, Northbrook, Illinois 60062-6127 and must meet the requirements set forth in the corporation's bylaws. A copy of the bylaws is available from the Office of the Secretary upon request or can be accessed on the Corporate Governance portion of allstate.com.

Communications with the Board

The Board has established a process to facilitate communications by stockholders and other interested parties with directors as a group. Written communications may be sent by mail or by e-mail to the Board. Communications received will be processed under the direction of the general counsel. The general counsel reports regularly to the Nominating and Governance Committee on all correspondence received that, in her opinion, involves functions of the Board or its committees or that she otherwise determines merits its attention. The communication process is posted on the Corporate Governance portion of allstate.com.

Compensation Committee Interlocks and Insider Participation

During 2009, the Compensation and Succession Committee consisted of Mr. Riley, Chairman, Mrs. Taylor and Messrs. Ackerman, Beyer, Farrell, Greenberg, and LeMay. None is a current or former officer or employee of Allstate or any of its subsidiaries. There were no committee interlocks with other companies in 2009 within the meaning of the Securities and Exchange Commission's proxy rules.

Director Compensation

The following table summarizes the compensation of each of our non-employee directors during 2009 for his or her services as a member of the Board and its committees. Ms. Redmond is not included because she did not begin service as a director until January 1, 2010.

DIRECTOR COMPENSATION AT FISCAL YEAR-END 2009

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Total ($)
Mr. Ackerman	70,000	150,017	0	220,017
Mr. Beyer	70,000[3]	150,017	0	220,017
Mr. Farrell[4]	85,000[5]	150,017	0	235,017
Mr. Greenberg	70,000	150,017	0	220,017
Mr. LeMay	70,000	150,017	0	220,017
Mr. Riley, Jr.[6]	85,000	150,017	0	235,017
Mr. Smith	70,000	150,017	0	220,017
Ms. Sprieser[7]	100,000	150,017	0	250,017
Mrs. Taylor	70,000[8]	150,017	0	220,017

(1) The aggregate grant date fair value of the 2009 restricted stock unit awards, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, was $150,017 for each director. The aggregate grant date fair value of restricted stock units is based on the market value of Allstate stock as of the date of the grant. For annual restricted stock unit awards granted to each director on June 1, 2009, the market value of Allstate stock on the grant date was $26.14. The final closing price in part reflects the payment of future dividends expected. Each restricted stock unit entitles the director to receive one share of Allstate stock on the conversion date. The aggregate number of restricted stock units outstanding as of December 31, 2009, for each director is as follows: Mr. Ackerman–15,739, Mr. Beyer–11,739, Mr. Farrell–15,739, Mr. Greenberg–15,739, Mr. LeMay–15,739, Mr. Riley–15,739, Mr. Smith–15,739, Ms. Sprieser–15,739, and Mrs. Taylor–15,739. Restricted stock unit awards granted before September 15, 2008, convert into stock one year after termination of Board service, or upon death or disability if earlier. Restricted stock unit awards granted on or after September 15, 2008, convert into stock upon termination of Board service, or upon death or disability if earlier.

(2) No option awards were granted in 2009. The aggregate number of options outstanding as of December 31, 2009, for each director is as follows: Mr. Ackerman–35,000, of which 31,000 were exercisable, Mr. Beyer–10,667, of which 6,667 were exercisable, Mr. Farrell–33,329, of which 29,329 were exercisable, Mr. Greenberg–29,000, of which 25,000 were exercisable, Mr. LeMay–35,000, of which 31,000 were exercisable, Mr. Riley–35,000, of which 31,000 were exercisable, Mr. Smith–27,999, of which 23,999 were exercisable, Ms. Sprieser–35,000, of which 31,000 were exercisable, and Mrs. Taylor–35,000, of which 31,000 were exercisable.

(3) Mr. Beyer elected to receive 100% of his cash retainer in stock.

(4) Chair of the Nominating and Governance Committee.

(5) Mr. Farrell elected to receive 20% of his cash retainer in stock.

(6) Chair of the Compensation and Succession Committee.

(7) Chair of the Audit Committee and Chair of the Demand Review Committee.

(8) Mrs. Taylor elected to receive 100% of her cash retainer in stock.

Beginning June 1, 2009, our director compensation program changed. The changes were designed to streamline alignment with shareholder value, with equity comprising over two-thirds of total director compensation. On June 1, 2009, each non-employee director was entitled to a $70,000 annual cash retainer and each committee chair was entitled to an additional $15,000 annual cash retainer. Each non-employee director received an annual award of restricted stock units under the 2006 Equity Compensation Plan for Non-Employee Directors, as amended and restated. The number of restricted stock units granted were equal to $150,000 divided by the fair market value of a share of our stock on June 1, 2009. The annual award of an option to purchase 4,000 shares of Allstate common stock has been eliminated. No meeting fees or other professional fees are paid to the directors. In addition, under Allstate's Deferred Compensation Plan for Non-Employee Directors, directors may elect to defer their retainers to an account that generates earnings based on: (a) the market value of, and dividends paid on, Allstate common shares (common share units); (b) the average interest rate payable on 90-day dealer commercial paper; (c) Standard & Poor's 500 Composite Stock Price Index, with dividends reinvested; or (d) a money market fund. No director has voting or investment powers in common share units, which are payable solely in cash. Subject to certain restrictions, amounts deferred under the plan, together with earnings thereon, may be transferred between accounts and are distributed after the director leaves the Board in a lump sum or over a period not to exceed ten years.

Restricted stock unit awards granted on or after September 15, 2008, provide for delivery of the underlying shares of Allstate common stock upon the earlier of (a) the date of the director's death or disability or (b) the date the director leaves the Board. Restricted stock unit awards granted before September 15, 2008, provide for delivery of the underlying shares of Allstate common stock upon the earlier of (a) the date of the director's death or disability or (b) one year after the date the director leaves the Board. Each restricted stock unit includes a dividend equivalent right that entitles the director to receive a payment equal to regular cash dividends paid on Allstate common stock. Under the terms of the restricted stock unit awards, directors have only the rights of general unsecured creditors of Allstate and no rights as stockholders until delivery of the underlying shares.

In accordance with the terms of the 2006 Equity Compensation Plan for Non-Employee Directors, the exercise price of the stock option awards is equal to the fair market value of Allstate common stock on the date of grant. For options granted in 2007 and subsequent years, the fair market value is equal to the closing sale price on the date of the grant, and for options granted prior to 2007, fair market value is equal to the average of high and low sale prices on the date of grant, and, in each case, if there was no such sale on the date of grant, then on the last previous day on which there was a sale. The options become exercisable in three substantially equal annual installments and expire ten years after grant. The unvested portions of a director's outstanding options fully vest upon his or her mandatory retirement pursuant to Board policies. Stock option repricing is not permitted. An outstanding stock option will not be amended to reduce the option exercise price. However, the plan permits repricing in an event such as equity restructuring (such as a split) or a change in corporate capitalization (such as a merger).

Items to Be Voted On

Item 1
Election of Directors

Qualifications for Board members

The Board believes that directors should act on behalf of all stockholders and should not just represent the interests of particular constituents. The goal of the Board is to build a group comprised of individual directors who reflect a diversity of experience and viewpoints. To that end, in selecting nominees for election as directors, it is the policy of the Allstate Board to seek candidates who:

- Demonstrate integrity and are willing and able to exercise independent judgment.
- Have held positions of leadership.
- Have business or professional skills and experience that will contribute to the effectiveness of the Board and its committees, taking into consideration the skills and experience of current directors.
- Have an expressed interest in serving as a director in order to foster long-term value for the corporation's stockholders and who have the ability to understand, and exercise sound judgment on, issues related to the corporation's goals.
- Understand the interests of the corporation's key stakeholders, including stockholders, customers, employees, and communities, and intend to act in the interest of all stockholders rather than any particular stockholder constituency.
- In the light of their other commitments, including service on other public company boards, are willing and able to devote the time and effort necessary to serve as an effective director, including preparation for Board and committee meetings.

Additionally, the Board expects each non-employee director to be free of interests or affiliations that could give rise to a biased approach to directorship responsibilities or a conflict of interest and free of any significant relationship with the corporation which would interfere with the director's exercise of independent judgment. Executive officers of the corporation may not serve on boards of other corporations whose executive officers serve on the Board of the corporation.

The Nominating and Governance Committee applies these criteria in recommending nominees for election to the Board. Periodically, the Nominating and Governance Committee reviews these criteria to ensure that they appropriately reflect the issues that should be considered in evaluating director candidates.

Each nominee for the Board, other than Ms. Redmond, was previously elected by the stockholders at Allstate's annual meeting of stockholders on May 19, 2009, and has served continuously since then. Ms. Redmond was elected by the Board and began her service on the Board effective January 1, 2010. The terms of all directors will expire at this annual meeting in May 2010. The Board expects all nominees named in this proxy statement to be available for election. If any nominee is not available, then the proxies may vote for a substitute.

Information as to each nominee follows. Unless otherwise indicated, each nominee has served for at least five years in the business position currently or most recently held.



F. Duane Ackerman (Age 67)
Director since 1999

Chairman Emeritus of BellSouth Corporation, a communication services company, from December 2006 until his retirement in April 2007. Mr. Ackerman served as Chairman and Chief Executive Officer of BellSouth from mid-2005 through 2006, when it was merged into AT&T. He previously served BellSouth as Chairman, President and CEO from 1998 through mid-2005 and as President and CEO from 1997 to 1998. Mr. Ackerman is also a director of The Home Depot, Inc. and United Parcel Service, Inc., and serves on the audit committee of Home Depot. Mr. Ackerman is a past chairman of the national Council on Competitiveness, as well as a past chair of the National Security Telecommunications Advisory Committee.

Having served as a CEO of a publicly traded company for nearly a decade, Mr. Ackerman brings extensive executive leadership and management experience to his role as a director. Moreover, his experience as CEO of a highly regulated company like BellSouth makes him well-suited to serve on the Allstate Board. He has an excellent understanding of how the regulatory environment impacts Allstate's strategy. His telecommunications background is useful in evaluating management's increasing use of technology to connect employees, independent agencies, and customers. In addition, his experience in risk management, evaluating financial statements and supervising the chief financial officer of BellSouth make him a valued member of both the Audit Committee and the Compensation and Succession Committee. His experience leading BellSouth, as well as his tenure as a director at both Home Depot and United Parcel Service, provide him with an understanding of corporate governance issues that qualify him for an appointment to the Nominating and Governance Committee.



Robert D. Beyer (Age 50)
Director since 2006

Chairman of Chaparal Investments LLC, a private investment firm and holding company which he founded in 2009. Chaparal manages a diverse portfolio of operating, financial, and real estate assets. From 2005 to 2009, Mr. Beyer served as Chief Executive Officer of The TCW Group, Inc., a global investment management firm. Mr. Beyer previously served as President and Chief Investment Officer from 2000 until 2005 of Trust Company of the West, the principal operating subsidiary of TCW. Mr. Beyer is also a director of The Kroger Co., where he chairs the Financial Policy Committee and is a member of the Compensation Committee, and in the past five years, was a director of Société Générale Asset Management, S.A. and The TCW Group, Inc.

Mr. Beyer brings to Allstate his extensive executive leadership and management experience from serving TCW for nearly a decade as its CEO and as the leader of its principal operating subsidiary. That experience is particularly relevant to Allstate because TCW serves many of the largest institutional investors in the U.S. and manages an investment portfolio comparable in size to Allstate's. He has exceptional insight into Allstate's investment operations. While at TCW, he also conceived and developed the firm's risk management infrastructure, an experience which is useful to the Allstate Board in performing its risk management oversight functions. His experience as a CEO and as a member of the Kroger board with respect to overseeing compensation programs makes him a valued member of the Compensation and Succession Committee. Additionally, his experience in evaluating financial statements and supervising financial and accounting executives qualify him for an appointment to the Audit Committee. His abilities and service as a director were recognized by his peers, who selected Mr. Beyer as an Outstanding Director in 2008 as part of the Outstanding Directors Program of the Financial Times.



W. James Farrell (Age 67)
Director since 1999

From May 1996 until his retirement in May 2006, Mr. Farrell served as Chairman of Illinois Tool Works Inc., a manufacturer of highly engineered fasteners, components, assemblies, and systems, with operations in 54 countries and over 65,000 employees. He served Illinois Tool Works as Chief Executive Officer from September 1995 until August of 2005. Previously, he served in many leadership positions at Illinois Tool Works, including a number of general manager and vice president positions. He is also a director of Abbott Laboratories, 3M Company, and UAL Corporation.

Mr. Farrell has considerable leadership and operational expertise from over ten years of experience as Chairman and CEO of Illinois Tool Works. That knowledge gives him keen insight in evaluating the strategies and operating plans of Allstate's business units. His experience leading a large, publicly traded company gives him an in-depth understanding of corporate governance issues, which is critical in his service as Chair of the Nominating and Governance Committee. His experience in managing compensation programs makes him a valued member of the Compensation and Succession Committee.



Jack M. Greenberg (Age 67)
Director since 2002

Chairman of The Western Union Company, a money transfer service firm, since September 2006. Chairman and Chief Executive Officer of McDonald's Corporation from May 1999 until his retirement in 2002. Mr. Greenberg is also currently a director of Hasbro, Inc., Innerworkings, Inc., and Manpower, Inc., as well as Western Union, and in the past five years served as a director of Abbott Laboratories and First Data Corporation. His civic involvement includes service on the boards of DePaul University, the Institute of International Education, The Field Museum, Chicago Metropolis 2020, and the Advisory Committee of the Partnership for New Communities.

Having served in leadership positions of two publicly traded companies, Mr. Greenberg brings extensive executive leadership and management experience to the Board. Mr. Greenberg's experience leading McDonald's Corporation, with its large franchise organization, and serving as Chairman and a board member of Western Union, with its worldwide independent network, provides valuable perspective in understanding Allstate, its independent agencies, as well as its operations across the U.S. and Canada. His experience in managing compensation programs makes him a valued member of the Compensation and Succession Committee. Additionally, his experience in evaluating financial statements and supervising financial and accounting executives as the Chief Financial Officer at McDonald's Corporation and his qualifications as an attorney, a certified public accountant, and member of the American Institute of Certified Public Accountants make him an effective member of the Audit Committee.



Ronald T. LeMay (Age 64)
Director since 1999

Chairman of Aircell Corporation since July 2006, Mr. LeMay also served as its Chief Executive Officer from July 2009 to February 2010. Mr. LeMay previously served as Industrial Partner of Ripplewood Holdings, LLC, a private equity fund, from October 2003 until February of 2009, and as Executive Chairman and Chief Executive Officer of Last Mile Connections, Inc. from September 2005 and October 2006, respectively, until August 2009. Mr. LeMay also has been Chairman of October Capital since February 2000, and Chairman of Razorback Capital since August 2006. Both companies are private investment companies. He serves in various board and executive capacities in the portfolio companies of October Capital and Razorback Capital. Mr. LeMay is also President and Managing Director of OpenAir Ventures, a venture capital firm he formed in September 2008 to make early stage investments in wireless communications companies. Previously, Mr. LeMay served as Representative Executive Officer of Japan Telecom from November 2003 until the sale of the company in July 2004 and as President and Chief Operating Officer of Sprint Corporation from October 1997 until April 2003. He is also a director of Imation Corporation.

Mr. LeMay has broad operational and leadership experience from serving as the chief operating officer of Sprint for over five years and as Chairman of October Capital for over ten years. His counsel is helpful in developing operational plans and related change management initiatives. His financial oversight experience and his experience with compensation issues make him an effective member of both the Audit Committee and the Compensation and Succession Committee.



Andrea Redmond (Age 53)
Director since 2010

Independent consultant with over twenty years of experience providing executive recruiting, succession planning, and talent management services. Previously, Ms. Redmond was Managing Director and Co-Head of the CEO/Board Services Practice at Russell Reynolds Associates Inc., a global executive search firm, and led the firm's insurance practice for more than ten years. Ms. Redmond's civic involvement includes service as a director of Children's Memorial Hospital, Northwestern Memorial Hospital, and LivingWell Cancer Resource Center.

Ms. Redmond's extensive experience with succession planning and talent management results from conducting numerous assignments to recruit and place chief executive officers in a number of high profile companies across industries including financial services, technology, transportation, consumer products, and health care. She has also served clients in the recruitment of directors for corporate boards, including those of a number of publicly traded companies. Ms. Redmond's exposure to business issues across a wide range of industries provides a broad perspective on strategic and operational priorities. Her experience helping companies identify and recruit leaders capable of building high performance organizations is also useful to the Board in evaluating Allstate's current leadership as well as recruiting new executives and directors, and has been beneficial since her appointment to both the Compensation and Succession Committee and Nominating and Governance Committee in February of 2010.



H. John Riley, Jr. (Age 69)
Director since 1998

Chairman of Cooper Industries, Ltd., a diversified manufacturer of electrical products, tools, and hardware, from April 1996 until his retirement in February 2006. Mr. Riley previously served Cooper Industries as Chairman and Chief Executive Officer from April 1996 until May 2005 and as Chairman, President and CEO from April 1996 until August 2004. He is also a director of Baker Hughes Incorporated and Westlake Chemical Corporation. He serves on the audit committee of Westlake Chemical Corporation.

Mr. Riley has extensive executive leadership and management experience from nearly a decade of leading Cooper Industries, Ltd., a large publicly traded company. This experience, which is enhanced by his service on the board of Baker Hughes Incorporated as its lead director and as chair of its compensation committee, serves him well as Chair of the Compensation and Succession Committee and as a member of the Nominating and Governance Committee. Mr. Riley's background as former head of a worldwide manufacturer of electrical products, tools, and hardware is useful in evaluating how Allstate's operations and technology connect employees, independent agencies, and customers.



Joshua I. Smith (Age 69)
Director since 1997

Chairman and Managing Partner since 1999 of The Coaching Group, a management consulting firm. Previously, he was founder, Chairman and Chief Executive Officer of The MAXIMA Corporation, a 20-year old consultancy that achieved a national reputation as one of the top African-American owned and fastest-growing firms in the United States. President George H.W. Bush appointed him as Chairman of the U.S. Commission on Minority Business Development from 1989 to 1992, as a member of the Executive Committee of the 1990 Economic Summit of Industrialized Nations, and as a director of the John F. Kennedy Center for the Performing Arts from 1992 to 2002. He served as a Member of the Board of the Maryland Small Business Development Finance Authority and was Chairman of a special Task Force on Minority Business Reform for the Governor of the State of Maryland. He has served on the National Fund Raising Campaign Committee of the NAACP and was Chairman of the National Urban Coalition. He is also a director of Caterpillar Inc., Comprehensive Care Corporation, and FedEx Corporation.

With over a decade of experience leading The Coaching Group, Mr. Smith has extensive executive leadership and management experience. In addition, he has considerable expertise with entrepreneurial enterprises, specifically with small, minority and women owned businesses, an important asset in considering Allstate's relationships with its independent agencies in pursuit of Allstate's goals. Additionally, Mr. Smith is well versed on corporate governance issues as a result of his service as a director of three large publicly traded companies. He brings these skills to the Allstate Board as a member of the Nominating and Governance Committee. His experience in evaluating financial statements and supervising financial and accounting executives have made him a valued member of the Audit Committee. His experience as a coach, advisor, and consultant to chief executive officers as Chairman and Managing Partner of The Coaching Group give him insights into the requirements for effective executive leadership that qualify him for an appointment to the Compensation and Succession Committee.



Judith A. Sprieser (Age 56)
Director since 1999

Chief Executive Officer of Transora, Inc., a technology software and services company from September 2000 until March 2005. Previously, Ms. Sprieser served as an Executive Vice President of the Sara Lee Corporation from 1987 until 2000, and held a number of roles, including Chief Executive Officer of Sara Lee's Food Group and Chief Financial Officer for the Sara Lee Corporation. Ms. Sprieser is a member of the American Institute of Certified Public Accountants. She is also a director of Adecco SA, IntercontinentalExchange, Inc., Royal Ahold NV, and USG Corporation. In the past five years Ms. Sprieser served as a director of Reckitt Benckiser plc and remains a director of its successor company, Reckitt Benckiser Group plc.

Ms. Sprieser's leadership of Transora, Inc., a start-up technology software development and services company, provides her with important insights in evaluating Allstate's business operations and initiatives to drive change in markets in which it competes. Her considerable experience in evaluating financial statements and supervising financial and accounting executives, which includes several years of service as Chief Financial Officer of the Sara Lee Corporation, makes her particularly well-suited to serve as Chair of the Audit Committee. As a valued member of the Nominating and Governance Committee she applies the fluency with corporate governance issues that she acquired in her career as an executive, as well as her experience on the boards of other publicly traded companies.



Mary Alice Taylor (Age 60)
Director since 2000

Mrs. Taylor is an active independent business executive. During her career she served in senior executive positions with Fortune 100 companies until her retirement in 2000. She has served as Chairman and Chief Executive Officer of Webvan Group, Inc. and as Chairman and Chief Executive Officer of HomeGrocer.com. Prior to that, she served as Corporate Executive Vice President of Citicorp and Senior Vice President at FedEx Corporation. Mrs. Taylor has served on several major public company boards. Currently, she sits on the board of Blue Nile, Inc., where she has been lead independent director since 2004, is the Chairperson of the Nominating and Governance Committee, and is a member of the Audit Committee.

Allstate benefits from Mrs. Taylor's experience in top level executive positions, including roles in technology, finance, operations, and distribution logistics at large publicly traded companies such as Citigroup and FedEx Corporation. Furthermore, Mrs. Taylor's supervisory experience in financial management roles makes her an effective member of the Audit Committee. Her experience with compensation issues has made her a valued member of the Compensation and Succession Committee. Her executive experience and director service at large publicly traded companies provide her with an understanding of corporate governance issues that qualify her for an appointment to the Nominating and Governance Committee.



Thomas J. Wilson (Age 52)
Director since 2006

Chairman since May 2008 and President and Chief Executive Officer of Allstate since January 2007. Mr. Wilson previously served as President and Chief Operating Officer from June 2005 until January 2007. Mr. Wilson also served as President of Allstate Protection from 2002 to 2006, and as Chairman and President of Allstate Financial from 1999 to 2002. He joined Allstate in 1995 from Sears, Roebuck and Co., where he was vice president of strategy and analysis. Mr. Wilson is a director of the Federal Reserve Bank of Chicago. His civic involvement includes service as a board member of Rush University Medical Center, the Museum of Science and Industry, and Catalyst, a non-profit organization working to advance women in business.

Mr. Wilson's fifteen year career with Allstate that culminated in his appointment as Chairman, President and Chief Executive Officer, is one in which he has been entrusted with a number of key leadership roles throughout the enterprise. His performance within these roles, including service as Chief Operating Officer of Allstate, President of Allstate Protection, Chairman and President of Allstate Financial, and Chief Financial Officer of Allstate, give him a uniquely in-depth understanding of Allstate's business, including its employees, its agencies, its products, its customers, and its investors.

Item 2
Ratification of Appointment of Independent Registered Public Accountant

The Audit Committee of the Board of Directors has recommended the selection and appointment of Deloitte & Touche LLP as Allstate's independent registered public accountant for 2010. The Board has approved the committee's recommendation. While not required, the Board is submitting the selection of Deloitte & Touche LLP, upon the committee's recommendation, to the stockholders for ratification consistent with its long-standing prior practice. If the selection is not ratified by the stockholders, the committee may reconsider its selection. Even if the selection is ratified, the committee may, in its discretion, appoint a different independent registered public accountant at any time during the year if the committee determines a change would be in the best interests of Allstate and the stockholders.

The Audit Committee has adopted a Policy Regarding Pre-Approval of Independent Registered Public Accountant's Services. The Policy is attached as Appendix A to this Notice of Annual Meeting and Proxy Statement. All of the services provided by Deloitte & Touche LLP in 2009 and 2008 were approved by the committee.

The following fees have been, or are anticipated to be, billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, for professional services rendered to Allstate for the fiscal years ending December 31, 2009, and December 31, 2008.

	2009	2008[5]
Audit Fees[1]	$8,372,515	$10,121,820
Audit Related Fees[2]	$ 915,145	$ 1,652,289
Tax Fees[3]	$ 48,200	$ 61,200
All Other Fees[4]	$ 27,345	$ 101,968
Total Fees	$9,363,205	$11,937,277

(1) Fees for audits of annual financial statements, reviews of quarterly financial statements, statutory audits, attest services, comfort letters, consents, and review of documents filed with the Securities and Exchange Commission. Audit Fees for 2009 reflect a credit for a fee reduction of $310,735, an amount equal to the expenses incurred by the corporation in 2008 in connection with the Audit Committee's review of Deloitte's independence, which, as reported in Allstate's quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on November 6, 2008, culminated with the committee's concurrence with Deloitte's conclusion that Deloitte's independence had not been impaired by a former advisory partner's trades in Allstate securities on two occasions in 2006.

(2) Audit Related Fees relate to professional services such as accounting consultations relating to new accounting standards, and audits and other attest services for non-consolidated entities (i.e. employee benefit plans, various trusts, The Allstate Foundation, etc.) and are set forth below.

	2009	2008
Audits and other Attest Services for Non-consolidated Entities	$455,430	$ 449,927
Due Diligence	$ 0	$ 699,719
Adoption of new accounting standards	$181,995	$ 231,550
Investment Related Research	$ 57,090	$ 106,995
Other	$220,630	$ 164,098
Audit Related Fees	$915,145	$1,652,289

(3) Tax Fees include income tax return preparation and compliance assistance.

(4) All Other Fees relate to benchmarking studies, agreed upon procedures, and coordination of work for departments of insurance exams.

(5) Total Fees for 2008 have been adjusted to reflect $419,270 not included in the prior year's proxy statement. Adjusted amount reflects $460,270 not charged until 2009, partially offset by reimbursement of fees totaling $30,000 and credits received totaling $11,000.

Representatives of Deloitte & Touche LLP will be present at the meeting, will be available to respond to questions, and may make a statement if they so desire.

The Audit Committee and the Board of Directors unanimously recommend that stockholders vote *for* the ratification of the appointment of Deloitte & Touche LLP as Allstate's independent registered public accountant for 2010 as proposed.

Item 3
Stockholder Proposal on Special Shareowner Meetings

Mr. Emil Rossi, P.O. Box 249, Boonville, California, 95415, registered owner of 6,094 shares of Allstate common stock as of March 1, 2010, intends to propose the following resolution at the Annual Meeting.

The Board of Directors does not support the adoption of this proposal and asks stockholders to consider management's response following the proponent's statement. **The Board recommends that stockholders vote *against* this proposal.**

3–Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each applicable governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. It is not anticipated that adopting this proposal will result in a special meeting. However the very possibility that shareholder can call a special meeting presents a powerful incentive for improved management of our company. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 58% support at our 2009 annual meeting and proposals often win higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

Our long-term incentive plan measured performance over three years, which was too short a period to adequately measure long-term performance according to The Corporate Library www.thecorporatelibrary.com, an independent investment research firm. Our CEO, Thomas Wilson, received $730,000 in non-equity incentive pay despite our company meeting only three of its 21 targets. Only 47% of CEO pay was incentive based.

Three of our directors were designated as "Flagged (Problem) Directors" by The Corporate Library and furthermore these three directors held six seats on our most important board committees: Judith Sprieser due to her involvement the USG Corp. bankruptcy, James Farrell due to his involvement with the UAL Corp. bankruptcy and Ronald LeMay due to his involvement with the proposed Sprint merger with WorldCom that led to accelerating of $1.7 billion in stock options even though the merger ultimately failed. Judith Sprieser also served on a total of five boards (over-extension concern) and received our highest against-votes.

Jack Greenberg received our second highest against-votes, served on a total of five boards (over-extension concern), held seats on two of our most important board committees and was a "repeat offender" in owning zero-stock.

The above concerns show need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings—Yes on 3.

The Board recommends that stockholders vote *against* this proposal for the following reasons:

- **This proposal would harm Allstate by giving unchecked power to small groups of aggressive, self interested stockholders who could undermine the competitive strength of the corporation with frequent, special-interest demands, wasting money and other valuable resources, distracting executives from focusing on the business, and creating a heavy administrative burden.**
  - Hedge funds and other aggressive market participants can "borrow" shares from other stockholders for the sole purpose of voting on a particular issue to the detriment of long-term stockholder and corporate interests. Corporate advisors, including investment banks, law firms, and proxy solicitation firms, have all noted a shift in the strategies employed by aggressive market participants, ranging from attempts to financially re-engineer corporations to activism that targets corporate operational issues. **Allowing such parties to accumulate 10% of the outstanding stock to call special stockholder meetings would open the door to aggressive market participants who will only pursue their own short-term interests at the expense of long-term stockholder and corporate goals.**
  - Special stockholder meetings are expensive. Allowing stockholders with any level of ownership in Allstate stock to aggregate their holdings to meet the low threshold presented in this proposal in order to call special meetings for any purpose, at any time, and as often as they may wish, would squander corporate resources.
  - Through our investor relations activities, management already participates in over a hundred meetings with various stockholders throughout the year. These face to face meetings are one of the ways in which management keeps in touch with stockholder concerns.
- **The annual stockholders' meeting is the best setting for considering important issues facing Allstate, not a special meeting of stockholders.**
  - Allstate holds an annual meeting of stockholders every year following the publication and distribution of prior year audited financial statements to stockholders. Issues that are important to stockholders should be considered in light of Allstate's performance as reflected in the financial statements. While it is possible that an important issue could arise in the 12 months between meetings, the analysis and evaluation of any such issue should be done deliberately and thoughtfully and should be subject to a thorough review by the Board. After the Board has carefully considered the issue and determined a recommended course of action for stockholder consideration, it may be appropriate to hold an interim stockholder meeting, but that is best determined by the Chairman.
  - Stockholders elect directors to oversee management. In order to serve the stockholders who have elected them, directors must have the opportunity to study issues and evaluate alternatives and potential solutions. Time is required to adequately determine the best course of action, especially considering the size, nature, and complexity of Allstate's business.
  - Stockholders, even those with relatively small holdings of Allstate stock, already have the opportunity to submit proposals, which, if appropriate under the Securities and Exchange Commission's rules, may be included in our annual proxy statement and voted on at our annual stockholders meeting. This existing mechanism is a sufficient, balanced, and powerful form of influence that stockholders can exercise without the need for granting the additional powers called for in this proposal.
- **Allstate's corporate governance should be tailored for Allstate. We reject a "one size fits all" approach.** Every year, Mr. Rossi submits "form" corporate governance reform proposals to various corporations with little regard for whether the particular reform would be beneficial for any particular corporation.
  - Emil Rossi and his family submitted at least 26 proposals to various corporations in 2009 and at least 24 proposals in 2008.
  - These proposals disregard the fact that Allstate has a history of strong governance practices that have been recognized by prominent and respected governance rating organizations.

Item 4
Stockholder Proposal on Stockholder Action by Written Consent

Mr. Chris Rossi, P.O. Box 249, Boonville, California, 95415, registered owner of 2,699 shares of Allstate common stock as of November 29, 2009, intends to propose the following resolution at the Annual Meeting.

The Board of Directors does not support the adoption of this proposal and asks stockholders to consider management's response following the proponent's statement. **The Board recommends that stockholders vote *against* this proposal.**

4–Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the extent permitted by law.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the a bidder in completing a profitable transaction for us or in obtaining control of the board that could result in a higher price for our stock. Although it is not necessarily anticipated that a bidder will materialize, that very possibility presents a powerful incentive for improved management of our company.

A study by Harvard professor Paul Gompers supports the concept that shareholder disempowering governance features, including restrictions on shareholder ability to act by written consent, are significantly correlated to a reduction in shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

We had no shareholder right to cumulative voting, a lead director or an independent board chairman. Shareholder proposals to address these topics have received significant votes at other companies and would be excellent topics for our next annual meeting.

The above concerns show need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent—Yes on 4.

The Board recommends that stockholders vote *against* this proposal for the following reasons:

- **This proposal would harm Allstate by giving a powerful weapon to small groups of aggressive, self-interested stockholders who could undermine the competitive strength of the corporation with frequent, special-interest demands, wasting money and other valuable resources, distracting executives from focusing on the business, and creating a heavy administrative burden.**
  - Hedge funds and other aggressive market participants can "borrow" shares from other stockholders for the sole purpose of voting on a particular issue to the detriment of long-term stockholder and corporate interests. Corporate advisors, including investment banks, law firms, and proxy solicitation firms, have all noted a shift in the strategies employed by aggressive market participants, ranging from attempts to financially re-engineer corporations to activism that targets corporate operational issues. These efforts are designed to drive short-term increases in stock prices thereby providing an opportunity to "cash out" at the expense of long-term stockholder and corporate interests.
  - Allowing for stockholder action by written consent would drive up corporate expenses by causing the corporation to defend against spurious and potentially harmful actions brought by self interested groups. Allowing stockholders to act by written consent for any purpose, at any time, and as often as they may wish, would squander corporate resources.
- **The annual meeting of stockholders provides the best mechanism for vetting important issues.** Matters that are sufficiently important to be subject to a stockholder vote should be considered at a meeting of stockholders where the process allows for a thorough presentation of the issues involved. Allowing stockholder

action by written consent does not provide an opportunity for those with different points of view on an issue to come together and debate the merits of a proposal.

  - At an annual meeting of stockholders, stockholders with varying perspectives on Allstate and the insurance and financial services industries can present their arguments on an issue and react in real time to arguments presented by those with other views—including the views of management.
  - While it is possible that an important issue could arise in the 12 months between annual meetings of stockholders, the analysis and evaluation of any such issue should be done deliberately and thoughtfully and should be subject to a thorough review by the Board. After the Board has carefully considered an issue and determined a recommended course of action, it may decide that the issue should be considered by stockholders. If the matter is urgent, the Board may decide to call a special stockholders meeting. Otherwise, the matter can be addressed at the next annual stockholders meeting.
  - Stockholders elect directors to oversee management. In order to serve the stockholders who have elected them, directors must have the opportunity to evaluate issues and potential solutions.

- **We believe this proposal, if implemented, would create stockholder confusion.** Different stockholders could act on different matters by written consent for any purpose, at any time, and as often as they wish. This could lead to significant confusion as stockholders would possibly receive materials at various points throughout the year requesting action by written consent on a range of issues, rather than through the orderly annual meeting process currently in place.
- **Allstate's corporate governance should be tailored for Allstate. We reject a "one size fits all" approach.** Every year, Mr. Rossi submits "form" corporate governance reform proposals to various corporations with little regard for whether the particular reform would be beneficial for any particular corporation.
  - Chris Rossi and his family submitted at least 26 proposals to various corporations in 2009 and at least 24 proposals in 2008.
  - The proponent states that cumulative voting would be an excellent topic for Allstate's next annual meeting. In fact, cumulative voting proposals have been presented to Allstate stockholders at nine previous annual meetings. Our stockholders have decisively rejected the proposal each of the nine times.
- **Allstate has limited takeover defenses.** Allstate elects each of its directors annually by a majority vote standard. Allstate does not have a Stockholder Rights Plan or "poison pill" in place.

Item 5
Stockholder Proposal on an Advisory Resolution to Ratify the Compensation of the Named Executive Officers

AFSCME Employees Pension Plan, 1625 L Street, N.W., Washington, D.C. 20036, the beneficial owner of 30,663 shares of Allstate common stock as of November 24, 2009, the Summit S&P 500 Index Portfolio, 4550 Montgomery Avenue, Bethesda, Maryland, 20814, the beneficial owner of 12,977 shares of Allstate common stock as of December 2, 2009, and the Calvert Large Cap Value Fund, 4550 Montgomery Avenue, Bethesda, Maryland, 20814, the beneficial owner of 37,200 shares of Allstate common stock as of December 2, 2009, intend to propose the following resolution at the Annual Meeting.

The Board of Directors does not support the adoption of this proposal and asks stockholders to consider management's response following the proponent's statement. **The Board recommends that stockholders vote *against* this proposal.**

Advisory Resolution to Ratify the Compensation of the Named Executive Officers

RESOLVED, that stockholders of The Allstate Corporation ("Allstate") request the board of directors to adopt a policy that provides stockholders the opportunity at each annual stockholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to stockholders should make clear that the vote is nonbinding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

In our view, senior executive compensation at Allstate has not always been structured in ways that best serve stockholders' interests. For example, in 2008, while stockholders were experiencing negative total shareholder return, Chairman and CEO Thomas Wilson received over $700,000 in incentive awards despite meeting only three of 18 established performance targets.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide stockholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practice, in the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives stockholders a clear voice that could help shape senior executive compensation. A recent study of executive compensation in the U.K. before and after the adoption of the stockholder advisory vote there found that CEO cash and total compensation became more sensitive to negative operating performance after the vote's adoption. (Sudhakar Balachandran et al., "Solving the Executive Compensation Problem through Shareholder Votes? Evidence from the U.K." (Oct 2007).)

Currently U.S. stock exchange listing standards require stockholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Stockholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages.

Similarly, performance criteria submitted for stockholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge Allstate's board to allow stockholders to express their opinion about senior executive compensation by establishing an annual referendum process. The results of such a vote could provide Allstate with useful information about stockholders' views on the company's senior executive compensation, as reported each year, and would facilitate constructive dialogue between stockholders and the board.

We urge stockholders to vote for this proposal.

The Board recommends that our stockholders vote *against* this proposal for the following reasons:

- **The Board welcomes and values the input of its stockholders, but the proposed advisory vote would have no clear meaning.**
  - For example, a negative voting result would not indicate whether stockholders are concerned about the compensation of one named executive in particular or of all them; or whether stockholders want changes in certain aspects of the compensation program or are looking for an entirely new compensation approach, and if so, what that approach should be.
- **An advisory vote is not necessary.**
  - We believe that engaging in constructive dialogue with our investors is a much more instructive process. The Corporate Governance section of allstate.com describes how investors can contact us to express their input and relay any concerns they may have with respect to our executive compensation practices. Details regarding our executive compensation program can be found in this proxy statement under the *Executive Compensation* caption.
  - Through our investor relations activities, management already participates in over a hundred meetings with various stockholders throughout the year. These face to face meetings are one of the ways in which management keeps in touch with stockholder concerns.
- **An advisory vote would ask stockholders to endorse or reject compensation decisions without the benefit of due deliberation of detailed strategic and business information available to the Board of Directors and the Compensation and Succession Committee, or the benefit of their expertise and that of their consultants.**
  - The committee is composed exclusively of independent directors, all of whom have extensive experience as executives, directors, or both of other large corporations. Through the collective experience of its members, the Committee has an in-depth understanding of executive compensation and its impact on business performance.
  - The committee employs an independent executive compensation consultant each year to assess Allstate's executive pay levels, practices, overall program design, and financial performance as compared to its peer insurance companies.
- Executive compensation practices are influenced by a wide range of complex factors, including changes in strategic business goals, changing economic and industry conditions, accounting requirements and tax laws, evolving governance trends, and the compensation practices of our peers against whom we compete for talent. Accordingly, it is important that the Compensation and Succession Committee retain the flexibility to select appropriate incentives for our executive compensation program so that Allstate can continue to attract and retain highly talented executives and motivate them to achieve superior performance. **Our stockholders have recognized this by rejecting this proposal each of the last two times it has been presented.**
- The proponents state that Thomas Wilson, our CEO, received more than $700,000 in incentive compensation in 2008, despite meeting only three of 18 established performance targets. Over 75% of this incentive compensation was an award under the three year 2006-2008 long-term cash incentive cycle and was not for just 2008's results. To further align Mr. Wilson's interests with long-term stockholder returns, the corporation requires him to own an amount of Allstate common stock worth seven times his salary. **Accordingly, along with many Allstate stockholders, Mr. Wilson's common stock holdings suffered a loss in value due to the severe economic conditions.**

Item 6
Stockholder Proposal on a Review and Report on Executive Compensation

The Franciscan Sisters of Perpetual Adoration, 912 Market Street, LaCrosse, Wisconsin, 54601, the beneficial owner of 48,000 shares of Allstate common stock as of November 3, 2009, intend to propose the following resolution at the Annual Meeting.

The Board of Directors does not support the adoption of this proposal and asks stockholders to consider management's response following the proponent's statement. **The Board recommends that stockholders vote *against* this proposal.**

Pay Disparity

WHEREAS shareholders, the government, citizens and investors are increasingly concerned about seemingly out of control growth in compensation packages for top executives at certain U.S. corporations. Oftentimes these packages reveal a greatly increased pay gap between highest and lowest paid employees.

However "extravagant executive pay" may be, *Business Week* (09.01.08) indicates that it seems to be the norm. It stated: "Chief executive officers at companies in the Standard & Poor's 500-stock index earned more than $4,000 an hour each last year." It noted that the approximate time that an S&P 500 CEO worked 3 hours in 2007 "to earn what a minimum-wage worker earned for a full year."

Compounding this disparity, many employers have shifted a greater share of the overall health costs onto employees and their families. This makes lower-wage employees bear the burden of increased premiums, higher deductibles and out-of-pocket expenses. A McKinsey Global Institute study (April, 2009) showed that increased health benefit costs have negatively impacted lower wage employees more than higher income employees.

As shareholders concerned about all our employees, we note that executive severance packages, including continuing health care benefits, are benefits usually not available to other laid off employees.

As part of its overall compensation package, companies like Kraft have asked executives with the highest salaries to pay health care premiums up to four times that of the lowest paid workers for the same insurance.

Recently, in light of concerns about possible excessive profiteering in their industry, various health care companies have been asked to produce compensation information by House Energy and Commerce Chair Henry Waxman.

Consequently, as shareowners, we seek the following information to better understand our company's total compensation benefits (including health benefits), for executives and average employees:

RESOLVED: shareholders request the Board's Compensation Committee initiate a review of our company's executive compensation policies and make available, upon request, a report of that review by October 1, 2010 (omitting confidential information and processed at a reasonable cost). We request that the Committee consider including in the report:

1. A comparison of the total compensation package of our company's top executives and our lowest paid employees (including health care benefits and costs), in the United States in July 2000, July 2004 and July 2009.
2. An analysis of any changes in the relative size of the gap between the two groups and an analysis and rationale justifying any such trend.
3. An evaluation of whether our top executive compensation packages (including, options, benefits, perks, loans, health care, and retirement agreements) would be considered "excessive" and should be modified to be kept within reasonable boundaries.
4. An explanation of whether any such comparison of compensation packages (including health care benefits) of our highest and lowest paid workers, invites changes in executive compensation, including health care benefits for departing executives, to more reasonable and justifiable levels, and whether the Board should monitor the results of this comparison in the future-with greater equity as the goal.

The Board recommends that stockholders vote *against* this proposal for the following reasons:

- **The work requested in the proposal has been substantially done. The "Compensation Discussion and Analysis" section of this proxy statement already provides a detailed discussion of Allstate's executive compensation program.** Producing a report as called for under this proposal in addition to the disclosure included in the proxy statement would be a waste of time, money, and resources for Allstate, particularly at a time when we need to find ways to minimize expenses, just like many other businesses and families, stockholders, and customers.

- **Comparing executive compensation with non-executive compensation does not provide any useful insight into a compensation program.** The goal of Allstate's overall compensation program is to compensate each individual, executive or non-executive, at a level that recognizes the individual's experience, performance, and level of responsibility, and motivates each individual to stay and achieve superior performance. That calls for evaluating individuals in jobs that are comparable in terms of skills, experience, and responsibility required, not just comparing a corporation's highest paid and lowest paid employees to see what the differences are, as called for in the proposal. Allstate strives to offer compensation packages for employees that are competitive with those for comparable positions at other companies with which Allstate competes for employee talent. Assessing a compensation program on the basis of a goal of achieving greater equity may not necessarily be in the overall best interests of Allstate employees, customers, or stockholders if it provides fewer incentives or fewer rewards for superior performance.

- **The Compensation and Succession Committee has implemented a highly effective executive compensation program.** Executive compensation practices are influenced by a wide range of complex factors, including changes in strategic business goals, changing economic and industry conditions, accounting requirements and tax laws, evolving governance trends, and the compensation practices of companies with which we compete for talent. Accordingly, it is important that the Compensation and Succession Committee retain the flexibility to select appropriate incentives for our executive compensation program to continue to attract and retain highly talented executives and motivate them to achieve superior performance. As currently constituted, the Compensation and Succession Committee can achieve this goal because it:

  - Uses an independent executive compensation consultant each year to assess Allstate's executive pay levels, practices, overall program design, and financial performance as compared to peer group companies.

  - Is composed exclusively of independent directors, all of whom have extensive experience as executives, directors, or both of other large companies. Through the collective experience of its members, the committee has an in-depth understanding of executive compensation and its impact on business performance.

  - Applies its expertise and employs the independent consultant's assessment to carefully design and implement an executive compensation program to attract, motivate, and retain highly talented executives who drive the corporation's success.

Item 7
Stockholder Proposal on Political Contributions and Payments to Trade Associations and Other Tax Exempt Organizations

The Firefighters' Pension System of the City of Kansas City, Missouri, Trust, 414 East 12th Street, Kansas City, Missouri 64106, beneficial owner of 100 shares of Allstate common stock as of November 23, 2009, intends to propose the following resolution at the Annual Meeting.

The Board of Directors does not support the adoption of this proposal and asks stockholders to consider management's response following the proponent's statement. **The Board recommends that stockholders vote *against* this proposal.**

Political Contributions and Payments to Trade Associations and Other Tax Exempt Organizations

Resolved, that the shareholders of Allstate ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:
   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above;
   b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Stockholder Supporting Statement

As long-term shareholders of Allstate, we support transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with recent federal ethics legislation. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the company and its shareholders.

Allstate contributed at least $5.2 million in corporate funds since the 2002 election cycle. (CQ's PoliticalMoneyLine: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/Index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political contributions, including payments to trade associations and other tax exempt organizations. This would bring our Company in line with a growing number of leading companies, including Hewlett-Packard, Aetna and American Electric Power that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

The Board recommends that stockholders vote *against* this proposal for the following reasons:

- **Allstate demonstrates its support for transparency in the political contribution process by complying with all disclosure requirements pertaining to political contributions under federal, state, and local laws.** The proposal would subject Allstate to additional requirements and unnecessary expenses that do nothing to advance stockholder interests. We are in a challenging economic environment, and Allstate, like many other prudent businesses and individuals, considers expense control to be vitally important at all times, but especially now.
    - Adoption of this proposal would result in additional administrative burdens and cause us to expend resources unnecessarily by requiring the creation of a semi-annual report disclosing political contributions and expenditures, most of which are already publicly available, often via the Internet.
    - We believe that any requirements that go beyond those imposed by law should be applicable to all participants in the political process and not just to Allstate. Adoption of this proposal would put Allstate at a competitive disadvantage relative to its competitors that do not face the additional time, resource, and money drains from the new reporting burdens called for in this proposal.
- **Political contributions, where permitted, are an important part of the legislative process. As stockholders, you have an ownership stake in a corporation that is subject to legislation that significantly impacts its operations, including its profitability.** Allstate is therefore committed to participating in the political process in a responsible way that serves the best interests of the corporation, its stockholders, and its customers.
    - Publicly available disclosures already provide ample information about Allstate's contributions, as so clearly demonstrated by the proponent's reference to figures on contributions previously made by Allstate.
    - Allstate believes it is in the best interest of stockholders to support the legislative process by making corporate political contributions prudently to political organizations when such contributions are consistent with business objectives and are permitted by federal, state, and local laws.
    - Allstate supports certain trade associations to further its interests on general business, industry, and technical issues. **Allstate does not necessarily agree with all positions taken by any particular trade organization, and trade associations do not develop positions with only Allstate's concerns in mind.**
- In addition, **political contributions are reported regularly to, and overseen by, senior management and reviewed on an annual basis by the Board.**
- **Our policy on political contributions is part of our *Corporate Governance Guidelines*.**

Compensation Committee Report

The Compensation and Succession Committee ("the Committee") has reviewed and discussed the Compensation Discussion and Analysis, contained on pages 30 through 42 of this proxy statement, with management and, based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

THE COMPENSATION AND SUCCESSION COMMITTEE

H. John Riley, Jr. (Chairman)

F. Duane Ackerman	Jack M. Greenberg
Robert D. Beyer	Ronald T. LeMay
W. James Farrell	Andrea Redmond
	Mary Alice Taylor

Compensation Discussion and Analysis ("CD&A")

2009 Corporate Summary

In 2009, we successfully executed our first priority of keeping Allstate financially strong by achieving excellent underwriting margins and improving our capital position. Our business results improved and as a result, incentive compensation levels for the named executive officers reflect an increase over 2008.

- For the named executives, the average annual cash incentive award, as a percentage of target, was 73%. The overall payout for the 2007-2009 long-term cash incentive awards was 50% of target, which reflects strong performance in 2007 and 2009.
- Management recognized value from the 2009 awards of stock options and restricted stock units, however, the value of all prior awards continues to be impacted by the decline in our common stock price since the time of grant.
- Our focus on the customer resulted in improvements in customer loyalty and enabled us to share that success with all eligible employees through a maximum contribution to the Allstate 401(k) Savings Plan.

Overview

- In recommending executive base salary levels, the Committee uses the 50th percentile of our peer insurance companies as a guideline to align Allstate's pay philosophy for competitive positioning in the market for executive talent. We use the 65th percentile of our peer insurance companies as a guideline in setting target total core compensation. The Committee also evaluates compensation levels and policies of other financial services companies. Our peer group was reviewed and updated for 2010 to best reflect companies with which we compete for executive talent. In setting compensation levels for 2010, the Committee will look to a range of target total core compensation between the 50th and 75th percentile rather than the 65th percentile of peer companies.
- We provide our executive officers with the following core compensation elements: annual salary, annual cash incentive awards, and equity awards. In 2009, we discontinued future cycles of our long-term cash incentive plan in favor of placing greater emphasis on long-term equity awards, consistent with our compensation philosophy, and to a lesser extent, annual cash incentive awards.
- We embrace a pay-for-performance philosophy for our executives in which variable compensation represents a large portion of potential compensation and is tied to appreciation in Allstate's stock price and Allstate's performance in achieving short-term and long-term business goals.
- We use equity-based compensation to align the interests of our executives with long-term stockholder value and as a tool for retaining executive talent. Once granted, the value of these awards rises and falls with the price of Allstate stock. Equity awards granted in 2010, including stock options and restricted stock units, will vest in three installments of 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversary dates. Restricted stock units granted in 2010 will no longer receive

dividend equivalents on a quarterly schedule; instead dividend equivalents will be paid when the underlying restricted stock unit vests.

- In 2009 the executive compensation program was simplified by reducing the number of performance measures for our annual cash incentive plans. Consistent with current market trends, the maximum corporate multiplier for the 2010 performance year for an executive officer's annual cash incentive award will be reduced from 300% to 250% of target. In addition, the minimum payout, upon achieving the performance threshold, will be 50% of target.
- We offer our executives limited perquisites.

Named Executives

This CD&A describes the executive compensation program at Allstate and specifically describes total 2009 compensation for the following named executives:

- Thomas J. Wilson–Chairman, President and Chief Executive Officer
- Don Civgin–Senior Vice President and Chief Financial Officer
- Judith P. Greffin–Senior Vice President and Chief Investment Officer of Allstate Insurance Company
- Michele C. Mayes–Senior Vice President and General Counsel
- George E. Ruebenson–President, Allstate Protection (retired December 31, 2009)

Compensation Philosophy

Our compensation philosophy is based on these central beliefs:

- Executive compensation should be aligned with performance and stockholder value. Accordingly, a significant amount of executive compensation should be in the form of equity.
- The compensation of our executives should vary both with appreciation in the price of Allstate stock and with Allstate's performance in achieving strategic short and long-term business goals designed to drive stock price appreciation.
- Our compensation program should inspire our executives to strive for performance that is better than the industry average.
- A greater percentage of compensation should be at risk for executives who bear higher levels of responsibility for Allstate's performance.
- We should provide competitive levels of compensation for competitive levels of performance and superior levels of compensation for superior levels of performance.

Our executive compensation program has been designed around these beliefs. They serve our goal of attracting, motivating, and retaining highly talented executives to compete in our complex and highly regulated industry.

CEO Compensation

As stated in its charter, one of the Committee's most important responsibilities is making recommendations to the Board regarding the CEO's compensation. In making these recommendations, the Committee, in conjunction with the Nominating and Governance Committee, evaluates the CEO's performance. The Committee establishes the goals against which the CEO's performance for the year will be evaluated. With respect to these goals, the Board discusses the Committee's recommendations in executive session, without the CEO present. The Committee analyzes competitive compensation data provided by its executive compensation consultant and company performance data provided by senior management. It reviews the various elements of the CEO's compensation in the context of a total compensation package, including salary, annual cash incentive awards, long-term incentive awards, and accrued pension benefits–as well as the value of Allstate stock holdings and prior long-term incentive awards. The Committee presents its recommendations to the Board in the context of total compensation. In this manner, the Committee fulfills its oversight responsibilities and provides meaningful recommendations to the Board for its consideration.

The amount of Mr. Wilson's total compensation and the amount of each element are driven by the design of our compensation plans, his years of experience, and the scope of his duties, including his responsibilities for

Allstate's overall strategic direction, performance, and operations, as well as the Committee's analysis of competitive compensation data for CEOs of peer insurance companies and general CEO compensation practices prevailing in the U.S. Because of his leadership responsibilities, his leadership experience, and his ultimate accountability for performance of the company, the Committee awarded him higher salary and larger equity and annual cash incentive awards as compared to the executive officers who report to him.

Compensation Practices

The Committee reviews the design of our executive compensation program and executive pay levels on an annual basis and performance and goal attainment within this design throughout the year. As part of that review, the Committee benchmarks against the following peer insurance companies in setting program design, executive pay, and performance comparisons:

Peer Insurance Companies	
The Chubb Corporation	MetLife Inc.
Cincinnati Financial Corporation	The Progressive Corporation
CNA Financial Corporation	Prudential Financial, Inc.
The Hartford Financial Services Group, Inc.	The Travelers Companies, Inc.
Lincoln National Corporation	

The Committee selected these insurance companies based on the fact that they are publicly-traded and their comparability to Allstate in the following categories: product offerings, market segment, annual revenues, assets, annual operating income, and market value. The Committee believes that these are companies against which Allstate competes for executive talent and stockholder investment. In addition, in its executive pay and performance discussions, the Committee considers information regarding other companies in the financial services industry.

Core Elements of Executive Compensation Program

The following table lists the core elements of our executive compensation program for 2009.

Core Element	Purpose
Annual salary	Provides a base level of competitive cash compensation for executive talent
Annual cash incentive awards	Reward performance on key strategic, operational, and financial measures over the year
Equity awards	Align the interests of executives with long-term shareholder value and retain executive talent

These core elements are designed to balance individual, business unit, and overall corporate performance. The goals for incentive awards are aligned with our strategic vision and our 2009 operating priorities of keeping the company financially strong, improving customer loyalty, and reinventing protection and retirement for the consumer.

Our compensation design balances annual and long-term incentive awards with short and long-term business goals. At the target level of performance, annual and long-term incentive awards are designed to constitute a significant percentage of an executive's total core compensation. The target percentages and the actual percentages for salary and annual and long-term incentive awards earned by the named executives in 2009 are shown in the following table.

	TARGET 2009 CORE COMPENSATION					**ACTUAL 2009 CORE COMPENSATION**			
			Tied to Allstate Performance—Incentive Compensation				**Tied to Allstate Performance—Incentive Compensation**		
	Salary	***Tied to* Allstate performance incentive compensation**	**Annual incentive awards**	**Long-term incentive awards**		**Salary**	**Annual incentive awards**	**Long-term incentive awards**	
			Cash	**Equity**			**Cash**	**Equity**	
				Options	**Restricted stock units**			**Options**	**Restricted stock units**
Mr. Wilson	12%	88%	18%	46%	24%	13%	11%	49%	27%
Mr. Civgin	20%	80%	20%	39%	21%	22%	11%	44%	23%
Ms. Greffin	20%	80%	22%	38%	20%	19%	34%	31%	16%
Ms. Mayes	23%	77%	19%	38%	20%	26%	11%	41%	22%
Mr. Ruebenson	17%	83%	19%	42%	22%	19%	6%	49%	26%

Except for Ms. Greffin, actual 2009 core compensation percentages deviated from target 2009 core compensation percentages primarily because actual 2009 performance with respect to the performance measures for our annual cash incentive awards was less than the target level of performance on seven out of twelve measures. Therefore, the annual cash incentive awards for Messrs. Wilson, Civgin, and Ruebenson and Ms. Mayes were smaller than the targeted amount and thus formed a smaller percentage of their core compensation. Accordingly, the corresponding percentages for the other compensation elements increased proportionately.

Ms. Greffin's actual 2009 core compensation percentages deviated from target 2009 core compensation percentages primarily because actual 2009 performance with respect to four of the five annual cash incentive award performance measures for the investment business unit was better than target level. Because Ms. Greffin led our investment business unit, a larger portion of her annual cash incentive award opportunity was based on achievement of the performance measures tied to our investment results. Therefore, Ms. Greffin's annual cash incentive award was larger than the targeted amount and thus formed a larger percentage of her core compensation. Accordingly, the corresponding percentages for the other compensation elements for Ms. Greffin decreased proportionately.

The annual cash incentive awards were based on a combination of corporate and business unit performance measures and weighted as shown on page 35 of our proxy statement. The table on page 36 lists the 12 performance measures and the achievement attained relative to threshold, target, and maximum goals. On three of the measures we exceeded the maximum goal, and on two of the measures we achieved between the target and maximum goal. On three of the measures we achieved between threshold and target, and on four of the measures we did not meet the threshold level of performance.

In 2009, the mix of long-term incentive awards was changed to 100% equity rather than a combination of cash and equity. However, each named executive, except for Mr. Civgin, earned amounts in 2009 for the 2007-2009 long-term cash incentive award cycle. Since the 2007-2009 long-term cash incentive award was granted in 2007, it was not considered a core element of compensation in setting 2009 target core compensation and is not reflected in the chart above.

Salary

Executive salaries are set by the Board based on the recommendations of the Committee.

- In recommending executive base salary levels, the Committee uses the 50th percentile of our peer insurance companies as a guideline to align with Allstate's pay philosophy for competitive positioning in the market for executive talent.

- The average enterprise-wide merit and promotional increases are based on a combination of U.S. general and the insurance industry market data and are set at levels intended to be competitive.
- Annual merit increases for the named executives other than the CEO are based on evaluations of their performance by the CEO, the Committee, and the Board, using the average enterprise-wide merit increase as a guideline. An annual merit increase for the CEO is based on an evaluation by the Committee and the Board of his performance and market conditions.
- Promotional increases are based on the increased responsibilities of the new position and the skills and experience of the executive being promoted. Promotional increases for promotion to the CEO position are determined by the Committee and the Board. For other senior executive positions, promotional increases are determined by the CEO, the Committee, and the Board.

Incentive Compensation

The Committee approves performance measures and goals for cash incentive awards during the first quarter of the year. The performance measures and goals are aligned with Allstate's objectives and tied to our strategic vision and our operating priorities. They are designed to reward our executives for actual performance, to reflect objectives that will require significant effort and skill to achieve, and to drive stockholder value.

After the end of the year for annual cash incentive awards and after the end of the three-year cycle for long-term cash incentive awards, the Committee reviews the extent to which we have achieved the various performance measures and approves the actual amount of all cash incentive awards. The Committee may adjust the amount of an annual cash incentive award but has no authority to increase the amount of an award payable to any of the named executive officers, other than Mr. Civgin, above the described plan limits. We pay the cash incentive awards in March, after the end of the year for the annual cash incentive awards and after the end of the three-year cycle for the long-term cash incentive awards.

Typically the Committee also approves grants of equity awards of restricted stock units and stock options on an annual basis during a meeting in the first fiscal quarter. By making these awards and approving performance measures and goals for the cash incentive awards during the first quarter, the Committee is able to balance these elements of core compensation to align with our business goals.

Annual Cash Incentive Awards

In 2009 we maintained two stockholder-approved plans under which executive officers had the opportunity to earn an annual cash incentive award based on the achievement of performance measures over a one-year period. The following annual incentive plans are designed to provide all of the executive officers with cash awards based on a combination of corporate and business unit performance measures for each of our main business units: Allstate Protection, Allstate Financial, and Allstate Investments.

1. The Annual Covered Employee Incentive Compensation Plan governs awards to the executive officers whose compensation (other than performance-based compensation) in excess of $1 million per year is not deductible by us. This includes Messrs. Wilson and Ruebenson and Ms. Greffin and Ms. Mayes for 2009.
2. Annual cash incentive awards to all other executive officers are governed by and made under the Annual Executive Incentive Compensation Plan. This includes Mr. Civgin for 2009.

The aggregate annual incentive awards for the named executives cannot exceed 0.75% of Operating Income. Operating Income is defined under the "Performance Measures" caption on page 58. The maximum amount of the individual awards for each named executive, except for Mr. Civgin, was the lesser of a stockholder approved maximum under the Annual Covered Employee Incentive Compensation Plan of $5.5 million or a percentage of the 0.75% of Operating Income pool. The percentage for Mr. Wilson, as CEO, was 40% of the pool. The percentage for each other named executive was 15% of the pool. These limits established the maximum annual cash incentive awards that could be paid. However, the Committee retained complete discretion to pay any lesser amounts. Actual awards to the named executives were based on the achievement of certain performance measures as detailed below, including the Committee's assessment of individual performance, overall corporate performance, and performance of our business units, and resulted in substantially lower amounts than the plan maximums.

For 2009, the Committee adopted corporate and business unit level annual performance measures and weighted them as applied to each of the named executives in accordance with their responsibilities for our overall corporate performance and the performance of each business unit. There are multiple performance measures at the corporate and business unit level and each measure is assigned a weight expressed as a percentage of the total annual cash incentive award opportunity, with all weights for any particular named executive adding to 100%. The weighting of the performance measures at the corporate and business unit level for each named executive is shown in the following table.

ANNUAL CASH INCENTIVE AWARD PERFORMANCE MEASURES AND WEIGHTING

	Messrs. Civgin and Wilson and Ms. Mayes	Mr. Ruebenson	Ms. Greffin
Corporate			
Adjusted Operating Income Per Diluted Share	25%	20%	20%
Adjusted Net Income	25%		
Allstate Protection	30%	80%	
Allstate Financial	10%		
Allstate Investments	10%		80%

Each of the named executives bears varying degrees of responsibility for the achievement of our corporate performance, therefore part of each named executive's annual cash incentive award opportunity was tied to our performance on the Adjusted Operating Income Per Diluted Share measure. Performance measures for Mr. Wilson as CEO, Mr. Civgin as chief financial officer, and Ms. Mayes as general counsel are aligned to the entire organization because of their broad oversight and management responsibilities. Accordingly, portions of their award opportunities were based on the achievement of the Adjusted Net Income measure and the performance measures for all three business units. Because Mr. Ruebenson led our Allstate Protection business unit, a much larger portion of his award opportunity was tied to the achievement of that unit's performance measures. Likewise, because Ms. Greffin led our Allstate Investments business unit, a much larger portion of her award opportunity was based on the achievement of the performance measures tied to our investment results.

The following table lists the performance measures and related target goals for 2009 as well as the actual results. The performance measures were designed to focus executive attention on key strategic, operational, and financial measures including top line growth and profitability. For each performance measure, the Committee approved a threshold, target, and maximum goal. The target goals for the performance measures were based on evaluations of our historical performance and plans to drive projected performance. A description of each performance measure is provided under the "Performance Measures" caption on page 58.

Proxy Statement

Annual Cash Incentive Award Performance Measures[1]

Performance Measure	Target	Actual[2]	Achievement relative to threshold, target, maximum goals
Corporate-Level Performance Measure			
Adjusted Operating Income Per Diluted Share	$5.10	$3.55	Below threshold
Adjusted Net Income	$1,709 million	$1,201 million	Between threshold and target
Allstate Protection Performance Measures			
Financial Product Sales (Production Credits)	$285 million	$255 million	Below threshold
Growth and Profit Matrix	See Performance Measures	11% of target	Between threshold and target
Allstate Financial Performance Measures			
Adjusted Operating Income	$300 million	$279 million	Between threshold and target
Financial Product Sales (Production Credits)	$285 million	$255 million	Below threshold
Allstate Financial Total Return	4.50%	14.84%	Exceeded maximum
Allstate Investments Performance Measures			
Investment Income Measures:			
Allstate Consolidated Net Interest and Dividends	$4,795 million	$4,359 million	Below threshold
Allstate Consolidated Net Investment Income, including Realized Capital Gains and Losses	$3,667 million	$3,811 million	Between target and maximum
Deployable Capital Measures:			
Property Liability Total Return	5.25%	11.72%	Exceeded maximum
Allstate Financial Total Return	4.50%	14.84%	Exceeded maximum
Allstate Pension Plans Total Return	8.50%	16.01%	Between target and maximum

(1) Information regarding our performance measures is disclosed in the limited context of our annual cash incentive awards and should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

(2) Stated as a percentage of target goals with a range from 0% to 300%, the actual performance comprises 0% for Adjusted Operating Income Per Diluted Share performance, 70% for Adjusted Net Income performance, 9% for Allstate Protection performance, 99% for Allstate Financial performance and 212% for Allstate Investments performance. The weighted results stated as a percentage of the target goals for each named executive are as follows: Messrs. Wilson and Civgin and Ms. Mayes—51%, Mr. Ruebenson—7%, and Ms. Greffin—170%.

Target award opportunities approved by the Committee are stated as a percentage of annual base salary. Annual cash incentive awards are calculated using base salary, as adjusted by any merit and promotional increases granted during the year on a prorated basis. One of the central beliefs on which our compensation philosophy is based is that a greater percentage of compensation should be at risk for executives who bear higher levels of responsibility for our performance. In setting target incentive levels for named executive officers, the Committee gives the most consideration to market data primarily focusing on pay levels at peer group companies with which it directly competes for executive talent and stockholder investment. As a result of leveraging external market data, Mr. Wilson has the highest target award opportunity of 150%, followed by Mr. Ruebenson, who led our Allstate Protection unit, and Ms. Greffin, who led our Allstate Investments unit, with a target award opportunity of 110%, followed by Mr. Civgin, our chief financial officer, with a target award opportunity of 100%, followed by Ms. Mayes, our general counsel, with a target award opportunity of 85%.

In calculating the annual cash incentive awards, our achievement with respect to each performance measure is expressed as a percentage of the target goal, with interpolation applied between the threshold and target goals and between the target and maximum goals. Unless otherwise adjusted by the Committee, the amount of each named executive's annual cash incentive award is the sum of the amounts calculated using the calculation below for all of the performance measures.

Actual performance interpolated relative to threshold and target on a range of 0% to 100% and relative to target and maximum on a range of 100% to 300%	X	Weighting	X	Target award opportunity as a percentage of salary*	X	Salary*

* Base salary, as adjusted by any merit and promotional increases granted during the year on a prorated basis.

The Allstate Protection performance measures were below target due to the underperformance of the homeowners business. This resulted from a high level of catastrophe losses that masked the strong profitability of the auto business. The Allstate Protection business unit was successful in increasing customer loyalty and reducing expenses, consistent with our 2009 operating priorities. To reflect these successes, the Committee rewarded Mr. Ruebenson by adjusting his annual cash incentive award payout from 7% to 32% of his target annual cash incentive award.

Mr. Wilson's sound leadership led Allstate to deliver on a number of 2009 objectives. The accomplishments include generating $1.9 billion in operating income and $854 million in net income, building a stronger capital and surplus position, achieving very strong combined ratio results, and improving customer loyalty metrics. In addition, Mr. Wilson continued his strong performance by recruiting three talented new executives to join his senior leadership team. To reflect these successes, the Committee rewarded Mr. Wilson by adjusting his annual cash incentive award payout from 51% to 60% of his target annual cash incentive award.

The weighting for each named executive is provided on page 35. Annual cash incentive awards based on the achievement of the performance measures for 2009 are included in the amounts reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page 43 and broken out separately from long-term cash incentive awards in a footnote to that table. In addition, the threshold, target, and maximum annual award opportunities for 2009 are included in the Estimated Future Payouts under Non-Equity Incentive Plan Awards column in the Grants of Plan-Based Awards table on page 46.

Long-Term Incentive Awards—Cash and Equity

As part of total core compensation, we historically have provided three forms of long-term incentive awards: stock options, restricted stock units, and long-term cash incentive awards. In 2009, we discontinued future cycles of the long-term cash incentive plan. The relative mix of various forms of these awards is driven by our objectives in providing the specific form of award, as described below.

Long-Term Incentive Awards—Equity

As stated in our compensation philosophy, we believe that a significant amount of executive compensation should be in the form of equity and that a greater percentage of compensation should be at risk for executives who bear higher levels of responsibility for Allstate's performance. Consistent with that philosophy, the size of stock option and restricted stock unit awards granted by the Committee is usually larger for executives with the broadest scope of responsibility. However, from time to time, larger equity awards are granted to attract new executives.

Stock options

Stock options represent the opportunity to buy shares of our stock at a fixed exercise price at a future date. We use them to align the interests of our executives with long-term stockholder value.

Key elements:

- Under our stockholder-approved equity incentive plan, the exercise price cannot be less than the fair market value of a share on the date of grant.
- Stock option repricing is not permitted. In other words, absent an event such as a stock split, if the Committee cancels an award and substitutes a new award, the exercise price of the new award cannot be less than the exercise price of the cancelled award.
- All stock option awards have been made in the form of nonqualified stock options.
- Our stock options vest over stated vesting periods measured from the date of grant.
- The options granted to the named executives in 2009 become exercisable in four installments of 25% on the first four anniversaries of the grant date and expire in ten years, except in certain change-in-control situations or under other special circumstances approved by the Committee.

Restricted stock units

Each restricted stock unit represents our promise to transfer one fully vested share of stock in the future if and when the restrictions expire (when the unit "vests"). Because restricted stock units are based on and payable in stock, they serve to reinforce the alignment of interests of our executives and our stockholders. In addition, because restricted stock units have a real, current value that is forfeited, except in some circumstances, if an executive terminates employment before the restricted stock units vest, they provide a significant retention incentive. Under the terms of the restricted stock unit awards, the executives have only the rights of general unsecured creditors of Allstate and no rights as stockholders until delivery of the underlying shares.

Key elements:

- The restricted stock units granted to the named executives in 2009 vest in one installment on the fourth anniversary of the date of grant, except in certain change-in-control situations or under other special circumstances approved by the Committee.
- The restricted stock units granted to the named executives in 2009 and prior years include the right to receive dividend equivalents in the same amount and at the same time as dividends paid to all Allstate common stockholders.

Timing of Equity Awards and Grant Practices

The Committee grants existing employee equity incentive awards on an annual basis normally during a meeting in the first fiscal quarter, after the issuance of our prior fiscal year-end earnings release. Throughout the year, the Committee grants equity incentive awards in connection with new hires and promotions and in recognition of achievements.

Pursuant to authority delegated by the Board and the Committee, equity incentive awards also may be granted by a subcommittee consisting of the Committee chair or by an equity award committee which currently consists of the CEO. The Committee is provided with an update of equity awards granted by the equity award committee at each regularly scheduled meeting. In 2009, 85,229 stock options and 16,726 restricted stock units were granted by the equity award committee and none were granted by the subcommittee. The subcommittee may grant restricted stock or restricted stock units to new hires. The equity award committee may grant restricted stock units and stock options in connection with new hires and promotions and in recognition of achievements. For additional information on the Committee's practices, see the Corporate Governance Practices and Code of Ethics section of this proxy statement.

Stock Ownership Guidelines

Because we believe strongly in linking the interests of management with those of our stockholders, we instituted stock ownership guidelines in 1996 that require each of the named executives to own, as of March 1 following the fifth year after assuming a senior management position, common stock, including restricted stock units, worth a multiple of base salary. Unexercised stock options do not count towards meeting the stock ownership guidelines. Messrs. Wilson and Ruebenson have met their respective goals. Mr. Civgin and Ms. Greffin have until March 2014 to meet their goals. Ms. Mayes has until March 2013 to meet her goal. For the CEO, the goal is seven times salary. For the other named executives, the goal is four times salary. After a named executive meets the guideline for the position, if the value of his or her shares does not equal the specified multiple of base salary solely due to the fact that the value of the shares has declined, the executive is still deemed to be in compliance with the guideline. However, any executive in that situation may not sell any shares acquired upon the exercise of an option or conversion of any equity award except to satisfy tax withholding obligations, until the value of his or her shares again equals the specified multiple of base salary. In accordance with our policy on insider trading, all officers, directors, and employees are prohibited from engaging in transactions with respect to any securities issued by Allstate or any of its subsidiaries that might be considered speculative or regarded as hedging, such as selling short or buying or selling options.

Long-Term Incentive Awards—Cash

Long-term cash incentive awards were designed to reward executives for collective results attained over a three-year performance cycle. The Committee approved performance measures and threshold, target, and maximum goals for long-term cash incentive awards at the beginning of each three-year cycle and a new cycle started every year. However, the Committee discontinued future long-term incentive plan awards in 2009, making the 2008-2010 cycle the final cycle under the Long-Term Executive Incentive Compensation Plan. The final award under this plan was made in February 2008 and will be paid out in March 2011. For the 2007-2009 cycle, there were three performance measures. The target goals for each performance measure, the actual results, and the relative weight of each measure are shown in the following table. The selection and weighting of these measures was intended to focus executive attention on the collective achievement of Allstate's long-term financial goals across its various product lines. A description of each performance measure is provided under the "Performance Measures" caption on page 58.

LONG-TERM CASH INCENTIVE AWARDS, 2007-2009 CYCLE
PERFORMANCE MEASURES, WEIGHTING, AND TARGET GOALS(1)

Performance Measures	Percentage weight of the total potential award(2)	Target	Actual	Achievement relative to threshold, target, maximum goals(3)
Average adjusted return on equity	50%	5th position relative to peers	5th Position relative to peers	Target
Allstate Protection growth in policies in force over the 3-year cycle	25%	5.0%	(3.8)%	Below threshold
Allstate Financial return on total capital over the 3-year cycle	25%	9.5%	7.9%	Below threshold

(1) Information regarding our performance measures is disclosed in the limited context of our long-term cash incentive awards and should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

(2) Same weight applied for all eligible named executives.

(3) Stated as a percentage of target goals with a range from 0% to 300%, the actual performance comprises 50% for the average adjusted return on equity measure, 0% for the Allstate Protection measure, and 0% for the Allstate Financial measure. The weighted results for all three measures stated as a percentage of the target goals for all the named executives was 50%.

The target goal for the average adjusted return on equity was set at a level representing average projected industry performance. The target goals for Allstate Protection growth in policies in force over the three-year cycle and Allstate Financial return on total capital over the three-year cycle were based on evaluations of our historical performance and plans to drive projected performance.

The average adjusted return on equity measure compares Allstate's performance to the peer insurance companies listed on page 32. However, for the 2007-2009 cycle, Cincinnati Financial Corporation was excluded from the peer group because it pursued a buy-and-hold equity investment strategy different than the other peers that resulted in a significant build up of unrealized capital gains in its equity portfolio, impacting its adjusted return on equity and making it no longer comparable to Allstate's performance. Safeco Corporation was initially included in the peer group for the 2007-2009 cycle, but was excluded due to its acquisition by the Liberty Mutual Group in 2008. Allstate's ranked position relative to this peer group determines the percentage of the total target award for this performance measure to be paid, as indicated in the following table. However no payment is made unless the average adjusted return on equity exceeds the average risk free rate of return on three-year Treasury

Proxy Statement

notes over the three-year cycle, plus 200 basis points, regardless of Allstate's standing compared to the peer group. For the 2007-2009 cycle, we achieved the 5th position and met the target level of performance. The average adjusted return on equity exceeded the average risk free rate of return by 375 basis points.

AVERAGE ADJUSTED RETURN ON EQUITY RELATIVE TO PEER GROUP, 2007-2009 CYCLE

	Peer Position	% of Target Award
Threshold	9	0%
	8	40%
	7	60%
	6	80%
Target	5	100%
	4	150%
	3	200%
	2	250%
Maximum	1	300%

Target award opportunities approved by the Committee are stated as a percentage of annual base salary. Award opportunities for the named executives are capped at 300% of the target awards. Awards for each cycle are calculated using base salary in effect at the beginning of the cycle, as adjusted by any promotional increases granted during the course of the cycle on a prorated basis. For the 2007-2009 cycle, the long-term cash incentive target awards for the named executives who were eligible, as a percentage of base salary, were as follows: Mr. Wilson-140% for the portion of the cycle prior to his promotion to chairman, and 155% for the remainder of the cycle, Ms. Greffin-60%, Ms. Mayes-70%, and Mr. Ruebenson-100%. The awards for Ms. Greffin and Ms. Mayes were prorated based on date of eligibility. Mr. Civgin was not eligible for the 2007-2009 cycle. The size of these target awards is based on each executive's level of responsibility for contributing to our long-term performance and overall market competitiveness.

Unless otherwise adjusted by the Committee, in calculating the long-term cash incentive awards, our achievement with respect to each performance measure for a particular cycle is expressed as a percentage of the target goal with interpolation applied between threshold and target goals and between target and maximum goals. The amount of each eligible named executive's award is the sum of the amounts calculated using the following calculation for all of the long-term cash incentive performance measures.

Actual performance interpolated relative to threshold and target on a range of 0% to 100% and relative to target and maximum on a range of 100% to 300%	X	Weighting	X	Target award opportunity as a percentage of salary*	X	Salary*

* Base salary in effect at the beginning of the cycle, as adjusted by any promotional increases granted during the course of the cycle on a prorated basis.

The weighting for each eligible named executive is provided on page 39. Long-term cash incentive awards based on the achievement of the performance measures for the 2007-2009 cycle were paid in March 2010 and are included in the amounts reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table and broken out separately from annual cash incentive awards in a footnote to that table.

Other Elements of Compensation

To remain competitive with other employers and to attract, retain, and motivate highly talented executives and other employees, we provide the benefits listed in the following table. Our Board encourages the CEO to use our corporate aircraft in order to deal with job responsibilities and time constraints.

Benefit or Perquisite	Named Executives	Other Officers and Certain Managers	All Full-time and Regular Part-time Employees
401(k)[1] and defined benefit pension	✓	✓	✓
Supplemental retirement benefit	✓	✓	
Health and welfare benefits[2]	✓	✓	✓
Supplemental long-term disability and executive physical program	✓	✓[3]	
Deferred compensation	✓	✓	
Tax preparation and financial planning services	✓	✓[4]	
Cell phones, ground transportation and personal use of aircraft	✓	✓[5]	

(1) Allstate contributed $1.00 for every dollar of basic pre-tax deposits made in 2009 on the first 3 percent of eligible pay and $.50 for every dollar of basic pre-tax deposits made in 2009 on the next 2 percent of eligible pay for eligible participants, including the named executive officers.

(2) Including medical, dental, vision, life, accidental death and dismemberment, long-term disability, and group legal insurance.

(3) An executive physical program is available to all officers.

(4) All officers are eligible for tax preparation services. Financial planning services are provided to the senior management team only (the senior officers who sit on the Board of Allstate Insurance Company).

(5) Ground transportation is available to members of the senior management team only. In limited circumstances approved by the CEO, members of our senior management team are permitted to use our corporate aircraft for personal purposes. Cell phones are available to members of the senior management team, other officers and certain managers, and certain employees depending on their job responsibilities.

Retirement Benefits

Each named executive officer participates in two different defined benefit pension plans. The Allstate Retirement Plan (ARP) is a tax qualified defined benefit pension plan available to all of our regular full-time and regular part-time employees who meet certain age and service requirements. The ARP provides an assured retirement income related to an employee's level of compensation and length of service at no cost to the employee. As the ARP is a tax qualified plan, federal tax law places limits on (1) the amount of an individual's compensation that can be used to calculate plan benefits and (2) the total amount of benefits payable to a participant under the plan on an annual basis. These limits may result in a lower benefit under the ARP than would have been payable if the limits did not exist for certain of our employees. Therefore, the Allstate Insurance Company Supplemental Retirement Income Plan (SRIP) was created for the purpose of providing ARP-eligible employees whose compensation or benefit amount exceeds the federal limits with an additional defined benefit in an amount equal to what would have been payable under the ARP if the federal limits described above did not exist.

In addition to the ARP and SRIP, Ms. Mayes has a supplemental nonqualified retirement benefit agreement which provides for additional cash balance pay credits. Ms. Mayes was provided with a pension enhancement to compensate for retirement benefits that she was foregoing from her prior employer when she joined Allstate in 2007.

Change-in-Control and Post-Termination Benefits

We do not view the change-in-control benefits or post-termination benefits as additional elements of compensation due to the fact that a change-in-control or other triggering event may never occur. However, the use and structure of our change-in-control and post-termination plans are consistent with our compensation objectives to attract, motivate, and retain highly talented executives. A change-in-control of Allstate could have a disruptive impact on both Allstate and our executives. Our change-in-control benefits and post-termination benefits are designed to mitigate that impact and to maintain the connection between the interests of our executives and our stockholders. As part of these benefits, executives receive previously deferred compensation and equity awards that might otherwise be eliminated by new directors elected in connection with a change-in-control. We also provide certain protections for cash incentive awards and benefits if an executive's employment is terminated within a two-year period after a change-in-control. The change-in-control and post-termination arrangements which are described in the "Potential Payments as a Result of Termination or Change-in-Control" section are not provided exclusively to the named executives. Certain cash severance benefits are provided to all regular full-time and regular part-time employees. For example, Allstate replaced its vacation policy with a paid time off bank effective January 1, 2001. Eligible employees could elect to receive their vacation days accrued but not yet taken between their annual anniversary date in 2000 and December 31, 2000 as either paid time off or in the form of a lump sum severance payment at termination. In addition, a larger group of management employees is eligible to receive many of the post-termination benefits described in the "Potential Payments as a Result of Termination or Change-in-Control" section.

Impact of Tax Considerations on Compensation

We are subject to a limit of $1 million per executive on the amount of the tax deduction we are entitled to take for compensation paid in a year to our CEO and the three other most highly compensated officers, excluding our CFO, as of the last day of the fiscal year in which the compensation is paid unless the compensation meets specific standards. We may deduct more than $1 million in compensation if the standards are met, including that the compensation is "performance based" and is paid pursuant to a plan that meets certain requirements. The Committee considers the impact of this rule in developing, implementing, and administering our compensation programs and balances this rule with our goal of structuring compensation programs that attract, motivate, and retain highly talented executives.

Our compensation programs are designed and administered so that payments to affected executives can be fully deductible. However, in light of the balance mentioned above and the need to maintain flexibility in administering compensation programs, in any year we may authorize compensation in excess of $1 million that does not meet the required standards for deductibility. The amount of compensation paid in 2009 that was not deductible for tax purposes was $1,363,675.

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the compensation of the named executives for the last three fiscal years. There have been changes to our named executives over this period of time. So, for each executive, the information is limited to the years for which he or she was a named executive.

NAME[1]	YEAR	SALARY ($)[2]	BONUS ($)	STOCK AWARDS ($)[3]	OPTION AWARDS ($)[4]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[5]	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)[6]	ALL OTHER COMPENSATION ($)[7]	TOTAL ($)
Thomas J. Wilson	2009	1,100,769	–	2,226,003	4,261,776	1,713,361	1,050,579[9]	68,072	10,420,560
(Chairman, President	2008	1,040,769	–	1,791,938	3,393,309	736,261	945,884	49,938	7,958,099
and Chief Executive Officer)	2007	957,596	–	1,393,242	4,713,962	3,551,118	147,203	79,449	10,842,570
Don Civgin	2009	571,154	–	596,758	1,142,505	281,962	6,629[10]	37,718	2,636,726
(Senior Vice President	2008	158,654	221,501[8]	292,824	594,100	16,750	0	7,594	1,291,423
and Chief Financial Officer)									
Judith P. Greffin	2009	480,235	–	415,566	795,631	967,731	545,867[11]	27,740	3,232,770
(Senior Vice President									
and Chief Investment Officer									
of Allstate Insurance Company)									
Michele C. Mayes	2009	573,930	–	487,313	932,970	371,054	50,490[12]	40,260	2,456,017
(Senior Vice President	2008	541,962	–	380,796	723,163	46,008	55,906	42,892	1,790,727
and General Counsel)									
George E. Ruebenson	2009	657,172	–	896,888	1,717,125	499,980	554,655[13]	72,189	4,398,009
(President, Allstate Protection)	2008	625,008	–	659,070	1,247,732	203,852	1,294,264	23,688	4,053,614
	2007	564,335	–	566,384	1,093,960	1,144,396	188,684	37,602	3,595,361

(1) Mr. Civgin and Ms. Mayes were not named executive officers for fiscal year 2007. Ms. Greffin was not a named executive officer for fiscal years 2008 and 2007.

(2) Reflects amounts paid in 2009 which, due to the timing of Allstate's payroll cycle, includes amounts earned in 2008.

(3) The aggregate grant date fair value of restricted stock unit awards computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("ASC 718"). The number of restricted stock units granted in 2009 to each named executive is provided in the Grants of Plan-Based Awards table on page 46. The fair value of restricted stock unit awards is based on the final closing price of Allstate's stock as of the date of grant. The final closing price in part reflects the payment of future dividends expected.

(4) The aggregate grant date fair value of option awards computed in accordance with FASB ASC 718. The fair value of each option award is estimated on the date of grant using a binomial lattice model. The fair value of each option award is estimated on the date of grant using the assumptions as set forth in the following table:

	2009	2008	2007
Weighted average expected term	8.1 years	8.1 years	6.9 years
Expected volatility	26.3 - 79.2%	16.9 - 58.6%	14.4 - 37.7%
Weighted average volatility	38.3%	23.1%	23.2%
Expected dividends	2.6%	3.1%	2.3%
Risk-free rate	0.0 - 3.7%	0.2 - 4.1%	2.8 - 5.3%

The number of options granted in 2009 to each named executive is provided in the Grants of Plan-Based Awards table on page 46.

Footnotes continue

Proxy Statement

(5) Amounts earned under the Annual Executive Incentive Compensation Plan and the Annual Covered Employee Incentive Compensation Plan are paid in the year following performance. Amounts earned under the Long-Term Executive Incentive Compensation Plan are paid in the year following the performance cycle. The amounts shown in the table above include amounts earned in 2009, 2008, and 2007 and payable under these plans in 2010, 2009, and 2008, respectively. The break-down for each component is as follows:

Name	Year	Annual Cash Incentive Award Amount	Cycle	Long-Term Cash Incentive Award Amount
Mr. Wilson	2009	$ 950,000	2007-2009	$ 763,361
	2008	$ 151,685	2006-2008	$ 584,576
	2007	$2,504,504	2005-2007	$1,046,614
Mr. Civgin	2009	$ 281,962	2007-2009	$ 0
	2008	$ 16,750	2006-2008	$ 0
Ms. Greffin	2009	$ 862,477	2007-2009	$ 105,254
Ms. Mayes	2009	$ 240,898	2007-2009	$ 130,156
	2008	$ 46,008	2006-2008	$ 0
Mr. Ruebenson	2009	$ 224,976	2007-2009	$ 275,004
	2008	$ 0	2006-2008	$ 203,852
	2007	$ 797,725	2005-2007	$ 346,671

(6) Amounts reflect the aggregate increase in actuarial value of the pension benefits as set forth in the Pension Benefits table, accrued during 2009, 2008, and 2007. These are benefits under the Allstate Retirement Plan (ARP) and the Allstate Insurance Company Supplemental Retirement Income Plan (SRIP), and under the pension benefit enhancement for Ms. Mayes. Non-qualified deferred compensation earnings are not reflected since our Deferred Compensation Plan does not provide above-market earnings. For 2007, the pension plan measurement date used for financial statement reporting purposes, October 31, as well as the methodology employed for purposes of Allstate's financial statements, were used in the calculation of the change in present value. For 2008 and subsequent years, the pension plan measurement date was changed to December 31 to comply with Financial Accounting Standards Board requirements. (See note 16 to our audited financial statements for 2009.) One component of the change in pension value from 2008 to 2009 displayed in this column relates to the change in the discount rate used to calculate the value of pension benefits. The discount rate decreased from 7.5% in 2008 to 6.25% at year-end 2009, which resulted in an increase in the present value of accrued benefits at year-end 2009. For participants earning final average pay benefits (i.e. Messrs. Wilson and Ruebenson and Ms. Greffin), approximately 50% of the change in pension value relates to the change in the discount rate.

(7) The "All Other Compensation for 2009—Supplemental Table" provides details regarding the amounts for 2009 for this column.

(8) When Mr. Civgin joined Allstate in 2008, he was paid a bonus of $100,000. In addition, because he was guaranteed an annual cash incentive award at target, a portion of that award, $121,501, is treated as bonus.

(9) Reflects increases in the actuarial value of the benefits provided to Mr. Wilson pursuant to the ARP and SRIP of $101,392 and $949,187 respectively.

(10) Reflects increases in the actuarial value of the benefits provided to Mr. Civgin pursuant to the SRIP of $6,629.

(11) Reflects increases in the actuarial value of the benefits provided to Ms. Greffin pursuant to the ARP and SRIP of $107,951 and $437,916, respectively.

(12) Reflects increases in the actuarial value of the benefits provided to Ms. Mayes pursuant to the ARP, SRIP, and pension enhancement of $6,118, $9,508, and $34,864 respectively.

(13) Reflects increases in the actuarial value of the benefits provided to Mr. Ruebenson pursuant to the ARP and SRIP of $174,770 and $379,885, respectively.

ALL OTHER COMPENSATION FOR 2009–SUPPLEMENTAL TABLE

(In dollars)

The following table describes the incremental cost of other benefits provided in 2009 that are included in the "All Other Compensation" column.

Name		Personal Use of Aircraft[1]	401(k) Match[2]	Other[3]	Total All Other Compensation
Mr. Wilson	2009	23,154	9,800	35,118	68,072
Mr. Civgin	2009	3,216	9,800	24,702	37,718
Ms. Greffin	2009	0	9,800	17,940	27,740
Ms. Mayes	2009	0	9,800	30,460	40,260
Mr. Ruebenson	2009	0	9,800	62,389	72,189

(1) The amount reported for personal use of aircraft is based on the incremental cost method. The incremental cost of aircraft use is calculated based on average variable costs to Allstate. Variable operating costs include fuel, maintenance, on-board catering, landing/ramp fees, and other miscellaneous variable costs. The total annual variable costs are divided by the annual number of flight hours flown by the aircraft to derive an average variable cost per flight hour. This average variable cost per flight hour is then multiplied by the flight hours flown for personal use to derive the incremental cost. This method of calculating the incremental cost excludes fixed costs that do not change based on usage, such as pilots' and other employees' salaries, costs incurred in purchasing the aircraft, and non-trip related hangar expenses.

(2) Each of the named executives participated in our 401(k) plan during 2009. The amount shown is the amount allocated to their accounts as employer matching contributions.

(3) "Other" consists of premiums for group life insurance and personal benefits and perquisites consisting of cell phones, tax preparation services, financial planning, executive physicals, security services, ground transportation, and supplemental long-term disability coverage, and for Ms. Mayes, additional expenses for relocation assistance, including $2,148 reimbursed for payment of taxes, that were not part of the standard relocation package. None of the personal benefits and perquisites individually exceeded the greater of $25,000 or 10% of the total amount of these benefits for the named executives, except Mr. Ruebenson's vacation accrual severance benefit, $29,690, which represents the value at December 31, 2009, of his vacation days accrued but not yet taken between his annual anniversary date in 2000 and December 31, 2000. There was no incremental cost for use of the cell phone. We provide supplemental long-term disability coverage to regular full-time and regular part-time employees whose annual earnings exceed the level which produces the maximum monthly benefit provided by the Group Long Term Disability Insurance Plan. This coverage is self-insured (funded and paid for by Allstate when obligations are incurred). No obligations for the named executives were incurred in 2009 and so no incremental cost is reflected in the table.

GRANTS OF PLAN-BASED AWARDS AT FISCAL YEAR-END 2009[1]

The following table provides information about non-equity incentive plan awards and equity awards granted to our named executives during the fiscal year 2009.

Name	Grant Date	Plan Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2] Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Shr)[3]	Grant Date Fair Value ($)[4] Stock Awards	Option Awards
Mr. Wilson	–	Annual cash incentive	0	1,590,000	5,500,000					
	Feb. 27, 2009	Restricted stock units				132,264			2,226,003	
	Feb. 27, 2009	Stock options					751,636	$16.83		4,261,776
Mr. Civgin	–	Annual cash incentive	0	550,000	2,116,125					
	Feb. 27, 2009	Restricted stock units				35,458			596,758	
	Feb. 27, 2009	Stock options					201,500	$16.83		1,142,505
Ms. Greffin	–	Annual cash incentive	0	508,694	2,116,125					
	Feb. 27, 2009	Restricted stock units				24,692			415,566	
	Feb. 27, 2009	Stock options					140,323	$16.83		795,631
Ms. Mayes	–	Annual cash incentive	0	469,901	2,116,125					
	Feb. 27, 2009	Restricted stock units				28,955			487,313	
	Feb. 27, 2009	Stock options					164,545	$16.83		932,970
Mr. Ruebenson	–	Annual cash incentive	0	698,968	2,116,125					
	Feb. 27, 2009	Restricted stock units				53,291			896,888	
	Feb. 27, 2009	Stock options					302,844	$16.83		1,717,125

(1) Awards under the Annual Covered Employee Incentive Compensation Plan, the Annual Executive Incentive Compensation Plan, and the 2001 Equity Incentive Plan.

(2) The amounts in these columns consist of the threshold, target, and maximum annual cash incentive awards for the named executives. The threshold amount for each named executive is zero, as the minimum amount payable if no performance measures are achieved. The target amount is based upon achievement of certain performance measures set forth in the "Annual Cash Incentive Awards" section. The maximum amount payable to the named executives, except Mr. Civgin, is the lesser of a stockholder approved maximum under the Annual Covered Employee Incentive Compensation Plan of $5.5 million or a percentage of the award pool. The award pool is equal to 0.75% of Operating Income with award opportunities capped at 40% of the pool for Mr. Wilson and 15% of the pool for each other named executive. Mr. Civgin's maximum amount is 15% of the award pool. Mr. Civgin's annual cash incentive award is paid under the Annual Executive Incentive Compensation Plan, which has no award maximum. A description of the Operating Income performance measure is provided under the "Performance Measures" caption on page 58.

(3) The exercise price of each option is equal to the fair market value of Allstate's common stock on the date of grant. Fair market value is equal to the closing sale price on the date of grant or, if there was no such sale on the date of grant, then on the last previous day on which there was a sale.

(4) The aggregate grant date fair value of restricted stock units was $16.83 and for stock option awards was $5.67 for 2009, computed in accordance with FASB ASC 718. The assumptions used in the valuation are discussed in footnotes 3 and 4 to the Summary Compensation Table on page 43.

The following discussion of incentive compensation for 2009 elaborates on the more general information provided above in the CD&A.

Non-Equity Incentive Compensation

The Non-Equity Incentive Plan Compensation column of the Summary Compensation Table includes each named executive's annual cash incentive award for 2009 and long-term cash incentive award for the 2007-2009 cycle. The amount attributable to annual and long-term, respectively, is provided in a footnote to the Summary Compensation Table. The Estimated Future Payouts Under Non-Equity Incentive Plan Awards column of the Grants of Plan-Based Awards at Fiscal Year-End 2009 table includes the threshold, target, and maximum award opportunities for 2009 annual cash incentive compensation.

Equity Compensation

The Committee granted both restricted stock units and options in 2009. The restricted stock units granted in 2009 vest in one installment on February 26, 2013 except in certain change-in-control situations or under other special circumstances approved by the Committee. Normally, the named executive must be employed in order for the restricted stock units to vest. However, restricted stock units continue to vest following retirement on or after the normal retirement date specified in the award. If the named executive dies, then as of the date of death, all unvested restricted stock units granted in 2009 will vest and become nonforfeitable. The restricted stock units granted in 2009 and prior years include the right to receive dividend equivalents in the same amount and at the same time as dividends paid to all Allstate common stockholders.

The stock options granted in 2009 become exercisable in four annual installments of 25% on the first four anniversaries of the grant date and expire in ten years, except in certain change-in-control situations or under other special circumstances approved by the Committee. Normally, the named executive must be employed at the time of vesting in order for the options to vest. If the named executive terminates on or after the normal retirement date under the stock option award agreements, stock options not vested will continue to vest as scheduled. When the options become vested, they may be exercised by the named executive at any time on or before the earlier to occur of (i) the expiration date of the option and (ii) the fifth anniversary of the date of the named executive's termination of employment. If the named executive dies or becomes disabled, unvested stock options will vest and may be exercised by the named executive officer (or personal representative, estate or transferee, as the case may be) at any time on or before the earlier to occur of (i) the expiration date of the option and (ii) the second anniversary of the date of the named executive's termination of employment. If the named executive terminates for any other reason, any portion of the option not vested will be forfeited. Vested options may be exercised at any time on or before the earlier to occur of (i) the expiration date of the option and (ii) three months after the date of the named executive's termination of employment. The options were granted with an exercise price equal to the closing sale price on the date of grant or, if there was no sale on the date of grant, then on the last previous day on which there was a sale. Each option is a nonqualified stock option. Each option includes tax withholding rights that permit the holder to elect to have shares withheld to satisfy minimum federal, state, and local tax withholding requirements. Option holders may exchange shares previously owned to satisfy all or part of the exercise price. The vested portions of all the options may be transferred during the holder's lifetime to, or for the benefit of, family members. Any taxes payable upon a transferee's subsequent exercise of the option remain the obligation of the original option holder.

Proxy Statement

Outstanding Equity Awards at Fiscal Year-End 2009

The following table summarizes the outstanding equity awards of the named executives as of December 31, 2009.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2009

	Option Awards[1]					Stock Awards		
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable[2]	Number of Securities Underlying Unexercised Options (#) Unexercisable[3]	Option Exercise Price	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[4]	Market Value of Shares or Units of Stock That Have Not Vested[5]
Mr. Wilson	May 15, 2001	112,892	0	$42.00	May 15, 2011			
	Feb. 07, 2002	97,750	0	$33.38	Feb. 07, 2012			
	Feb. 07, 2003	101,000	0	$31.78	Feb. 07, 2013			
	Feb. 06, 2004	97,100	0	$45.96	Feb. 06, 2014			
	Feb. 22, 2005	98,976	0	$52.57	Feb. 22, 2015			
	Jun. 01, 2005	100,000	0	$58.47	June 01, 2015			
	Jun. 17, 2005	48,852*	0*	$59.93	May 18, 2010			
	Feb. 21, 2006	49,500	16,500	$53.84	Feb. 21, 2016	Feb. 21, 2006	18,700	$ 561,748
	Feb. 21, 2006	93,000	31,000	$53.84	Feb. 21, 2016	Feb. 21, 2006	4,750**	$ 142,690
	Feb. 20, 2007	131,167	131,168	$62.24	Feb. 20, 2017	Feb. 20, 2007	22,385	$ 672,445
	Apr. 30, 2007	18,545	18,546*	$62.32	Feb. 07, 2012			
	Feb. 26, 2008	84,579	253,737	$48.82	Feb. 26, 2018	Feb. 26, 2008	36,705	$1,102,618
	Feb. 27, 2009	0	751,636	$16.83	Feb. 27, 2019	Feb. 27, 2009	132,264	$3,973,211
								Aggregate Market Value
								$6,452,712
Mr. Civgin	Sep. 08, 2008	16,250	48,750	$46.48	Sep. 08, 2018	Sep. 08, 2008	6,300[6]	$ 189,252
	Feb. 27, 2009	0	201,500	$16.83	Feb. 27, 2019	Feb. 27, 2009	35,458	$1,065,158
								Aggregate Market Value
								$1,254,410
Ms. Greffin	Mar. 13, 2001	10,000	0	$39.67	Mar. 13, 2011			
	May 15, 2001	6,500	0	$42.00	May 15, 2011			
	Feb. 07, 2002	4,000	0	$33.38	Feb. 07, 2012			
	Mar. 12, 2002	18,217	0	$36.61	Mar. 12, 2012			
	Feb. 07, 2003	1,346	0	$31.78	Feb. 07, 2013			
	Mar. 11, 2003	3,614	0	$31.22	Mar. 11, 2013			
	Feb. 06, 2004	4,588	0	$45.96	Feb. 06, 2014			
	Mar. 09, 2004	2,000	0	$45.29	Mar. 09, 2014			
	Mar. 09, 2004	20,714	0	$45.29	Mar. 09, 2014			
	Feb. 22, 2005	4,720	0	$52.57	Feb. 22, 2015			
	Feb. 22, 2005	15,314	0	$52.57	Feb. 22, 2015			
	Feb. 21, 2006	3,542	1,181	$53.84	Feb. 21, 2016	Feb. 21, 2006	713	$ 21,418
	Feb. 21, 2006	14,939	4,980	$53.84	Feb. 21, 2016	Feb. 21, 2006	3,009	$ 90,390
	Feb. 20, 2007	2,427	2,427	$62.24	Feb. 20, 2017	Feb. 20, 2007	2,936	$ 88,197
	Feb. 20, 2007	10,645	10,646	$62.24	Feb. 20, 2017	Feb. 20, 2007	668	$ 20,067
	Jul. 17, 2007	1,830	1,830	$60.42	Jul. 17, 2017	Jul. 17, 2007	520	$ 15,621
	Feb. 26, 2008	17,091	51,274	$48.82	Feb. 26, 2018	Feb. 26, 2008	7,417	$ 222,807
	Feb. 26, 2008	7,074	21,224	$48.82	Feb. 26, 2018	Feb. 26, 2008	3,070	$ 92,223
	Aug. 11, 2008	3,562	10,688	$46.56	Aug. 11, 2018	Aug. 11, 2008	1,500	$ 45,060
	Feb. 27, 2009	0	140,323	$16.83	Feb. 27, 2019	Feb. 27, 2009	24,692	$ 741,748
								Aggregate Market Value
								$1,337,531
Ms. Mayes	Nov. 12, 2007	50,000	50,000	$53.18	Nov. 12, 2017	Nov. 12, 2007	6,250[7]	$ 187,750
	Feb. 26, 2008	18,025	54,075	$48.82	Feb. 26, 2018	Feb. 26, 2008	7,800	$ 234,312
	Feb. 27, 2009	0	164,545	$16.83	Feb. 27, 2019	Feb. 27, 2009	28,955	$ 869,808
								Aggregate Market Value
								$1,291,870

Table continues

Name	Option Grant Date	Option Awards[1] Number of Securities Underlying Unexercised Options (#) Exercisable[2]	Number of Securities Underlying Unexercised Options (#) Unexercisable[3]	Option Exercise Price	Option Expiration Date	Stock Awards Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[4]	Market Value of Shares or Units of Stock That Have Not Vested[5]
Mr. Ruebenson	Feb. 06, 2004	40,800	0	$45.96	Feb. 06, 2014			
	Feb. 22, 2005	30,620	0	$52.57	Feb. 22, 2015			
	Feb. 21, 2006	24,750	8,250	$53.84	Feb. 21, 2016	Feb. 21, 2006	1,875**	$ 56,325
	Feb. 21, 2006	20,250	6,750	$53.84	Feb. 21, 2016	Feb. 21, 2006	5,000	$ 150,200
	Feb. 20, 2007	32,900	32,900	$62.24	Feb. 20, 2017	Feb. 20, 2007	9,100	$ 273,364
	Apr. 13, 2007	1,179	1,180*	$61.33	Feb. 07, 2013			
	Feb. 26, 2008	31,100	93,300	$48.82	Feb. 26, 2018	Feb. 26, 2008	13,500	$ 405,540
	Feb. 27, 2009	0	302,844	$16.83	Feb. 27, 2019	Feb. 27, 2009	53,291	$1,600,862
								Aggregate Market Value
								$2,486,291

(1) Options vest in four installments on the first four anniversaries of the grant date. The exercise price of each option is equal to the fair market value of Allstate's common stock on the date of grant. For options granted prior to 2007, fair market value is equal to the average of high and low sale prices on the date of grant, and for options granted in 2007 and thereafter, fair market value is equal to the closing sale price on the date of grant or in each case, if there was no sale on the date of grant, then on the last previous day on which there was a sale. An asterisk (*) denotes reload options issued to replace shares tendered in payment of the exercise price of prior option awards. These reload options are subject to the same vesting terms and expiration date as the original options including becoming exercisable in four annual installments beginning one year after the reload option grant date. For option awards granted after 2003, the Committee eliminated the reload feature and no new option awards will be granted that contain a reload feature.

(2) The aggregate value and aggregate number of exercisable in-the-money options as of December 31, 2009, for each of the named executives is $0 (0 aggregate number exercisable).

(3) The aggregate value and aggregate number of unexercisable in-the-money options as of December 31, 2009, for each of the named executives is as follows: Mr. Wilson $9,929,112 (751,636 aggregate number unexercisable), Mr. Civgin $2,661,815 (201,500 aggregate number unexcercisable), Ms. Greffin $1,853,667 (140,323 aggregate number unexercisable), Ms. Mayes $2,173,639 (164,545 aggregate number unexercisable), and Mr. Ruebenson $4,000,569 (302,844 aggregate number unexercisable).

(4) Except as otherwise noted, each restricted stock unit award vests in one installment on the fourth anniversary of the grant date. Double asterisk (**) denotes restricted stock units that vest in four equal installments on the first four anniversaries of the grant date.

(5) Amount is based on the closing price of our common stock of $30.04 on December 31, 2009.

(6) Restricted stock units granted as a new hire award. 2,000 restricted stock units vest on the second anniversary of the grant date and the remaining 4,300 restricted stock units vest on the fourth anniversary of the grant date.

(7) Restricted stock units granted as a new hire award. 6,250 restricted stock units vest on the second anniversary of the grant date and the remaining 6,250 restricted stock units vest on the fourth anniversary of the grant date.

Option Exercises and Stock Vested at Fiscal Year-End 2009

The following table summarizes the options exercised by the named executives during 2009 and the restricted stock and restricted stock unit awards that vested during 2009.

OPTION EXERCISES AND STOCK VESTED AT FISCAL YEAR-END 2009

Name	Option Awards (as of 12/31/09) Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Stock Awards Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Wilson	0	0	46,568	1,051,214
Mr. Civgin	0	0	0	0
Ms. Greffin	0	0	720	13,277
Ms. Mayes	0	0	6,250	180,375
Mr. Ruebenson	0	0	6,549	120,764

Proxy Statement

Retirement Benefits

Each named executive officer participates in two different defined benefit pension plans, and one of the named executive officers participates in a third arrangement that provides additional supplemental pension benefits which is referred to as the pension benefit enhancement. The following table summarizes the named executives' pension benefits.

PENSION BENEFITS

NAME	PLAN NAME	NUMBER OF YEARS CREDITED SERVICE (#)	PRESENT VALUE OF ACCUMULATED BENEFIT[1] ($)	PAYMENTS DURING LAST FISCAL YEAR ($)
Mr. Wilson	Allstate Retirement Plan	16.8	346,867	0
	Supplemental Retirement Income Plan	16.8	3,870,124	0
Mr. Civgin[2]	Allstate Retirement Plan	1.3	0	0
	Supplemental Retirement Income Plan	1.3	6,629	0
Ms. Greffin	Allstate Retirement Plan	19.3	352,176	0
	Supplemental Retirement Income Plan	19.3	1,684,606	0
Ms. Mayes[2]	Allstate Retirement Plan	2.2	6,118	0
	Supplemental Retirement Income Plan	2.2	12,348	0
	Ms. Mayes' pension benefit enhancement[3]	2.2	94,919	0
Mr. Ruebenson	Allstate Retirement Plan	28.0	1,127,813	0
	Supplemental Retirement Income Plan	28.0	3,888,784	0

(1) These amounts are estimates and do not necessarily reflect the actual amounts that will be paid to the named executives, which will only be known at the time they become eligible for payment. Accrued benefits were calculated as of December 31, 2009, and used to calculate the Present Value of Accumulated Benefits at December 31, 2009. December 31 is our pension plan measurement date used for financial statement reporting purposes.

(2) Mr. Civgin and Ms. Mayes are not currently vested in the Allstate Retirement Plan or the Supplemental Retirement Income Plan.

(3) See narrative under the heading "Extra Service and Pension Benefit Enhancement" on page 52 for the explanation of the years of credited service with respect to Ms. Mayes' pension benefit enhancement.

The benefits and value of benefits shown in the Pension Benefits table are based on the following material factors:

Allstate Retirement Plan ("ARP")

The ARP has two different types of benefit formulas (final average pay and cash balance) which apply to participants based on their date of hire or individual choice made prior to the January 1, 2003 introduction of a cash balance design. Of the named executives, Ms. Mayes and Mr. Civgin are eligible to earn cash balance benefits. Benefits under the final average pay formula are earned and stated in the form of a straight life annuity payable at the normal retirement date (age 65). Participants who earn final average pay benefits may do so under one or more benefit formulas based on when they become members of the ARP and their years of service.

Ms. Greffin and Messrs. Ruebenson and Wilson have earned ARP benefits under the post-1988 final average pay formula which is the sum of the Base Benefit and the Additional Benefit, as defined as follows:

- Base Benefit =1.55% of the participant's average annual compensation, multiplied by credited service after 1988 (limited to 28 years of credited service)
- Additional Benefit =0.65% of the amount, if any, of the participant's average annual compensation that exceeds the participant's covered compensation (the average of the maximum annual salary taxable for Social Security over the 35-year period ending the year the participant would reach Social Security retirement age) multiplied by credited service after 1988 (limited to 28 years of credited service)

Since Mr. Ruebenson earned benefits between January 1, 1978 and December 31, 1988, one component of Mr. Ruebenson's ARP benefit will be based on the following benefit formula:

1. Multiply years of credited service from 1978 through 1988 by 2⅛%.
2. Then, multiply the percentage from step (1) by
   a. Average annual compensation (five-year average) at December 31, 1988, and by
   b. Estimated Social Security at December 31, 1988.

3. Then, subtract 2(b) from 2(a). The result is the normal retirement allowance for service from January 1, 1978 through December 31, 1988.
4. The normal retirement allowance is indexed for final average pay. In addition, there is an adjustment of 18% of the normal retirement allowance as of December 31, 1988, to reflect a conversion to a single life annuity.

Mr. Ruebenson's ARP benefit also will include a past service element because he was an employee on December 31, 1978, with one full calendar year of service. This component of his benefit is 0.2% of his 1978 annual compensation up to $15,000 multiplied by the number of his completed calendar years of service prior to and including 1978. There also is an adjustment of 18% to the past service element to convert to a single life annuity. Because credited service under the ARP is limited to 28 years, Mr. Ruebenson's benefit will be calculated using 11 years of credited service under the January 1, 1978, through December 31, 1988, Benefit Formula, 17 years of credited service under the January 1, 1989, Benefit Formula, plus the Past Service Element.

For participants eligible to earn cash balance benefits, pay credits are added to the cash balance account on a quarterly basis as a percent of compensation and based on the participant's years of vesting service as follows:

Cash Balance Plan Pay Credits

Vesting Service	Pay Credit %
Less than 1 year	0%
1 year, but less than 5 years	2.5%
5 years, but less than 10 years	3%
10 years, but less than 15 years	4%
15 years, but less than 20 years	5%
20 years, but less than 25 years	6%
25 years or more	7%

The earliest retirement age that a named executive may retire with unreduced retirement benefits under the ARP and Supplemental Retirement Income Plan is age 65. However, a participant earning final average pay benefits is entitled to an early retirement benefit on or after age 55 if he or she terminates employment after the completion of 20 or more years of service. A participant earning cash balance benefits who terminates employment with at least three years of vesting service is entitled to a lump sum benefit equal to his or her cash balance account balance. Currently, only Mr. Ruebenson is eligible for an early retirement benefit. The benefit reduction for early payment of final average pay benefits earned after 1988 is as follows: The Base Benefit as described above is reduced by 0.4% for each full month the benefit is paid prior to the participant's normal retirement date (or benefit retirement age if member prior to 1989). Mr. Ruebenson was a member prior to 1989 and his benefit retirement age under the ARP is age 63. The Additional Benefit is reduced by ⅔ of 1% for each of the first 36 full months and by ⅓ of 1% for each of the next 84 full months by which the benefit commencement date precedes the participant's normal retirement date (age 65). The benefit reduction for early payment of final average pay benefits earned prior to 1989 is 0.4% for each full month prior to age 60.

Supplemental Retirement Income Plan ("SRIP")

SRIP benefits are generally determined using a two-step process: (1) determine the amount that would be payable under the ARP formula specified above if the federal limits described above did not apply, then (2) reduce the amount described in (1) by the amount actually payable under the ARP formula. The normal retirement date under the SRIP is age 65. If eligible for early retirement under the ARP, an eligible employee is also eligible for early retirement under the SRIP.

Other Aspects of the Pension Plans

Eligible employees are vested in the normal retirement benefit under the ARP and the SRIP on the earlier of the completion of five years of service or upon reaching age 65 for participants with final average pay benefits or the completion of three years of service or upon reaching age 65 for participants whose benefits are calculated under the cash balance formula.

For the ARP and SRIP, eligible compensation consists of salary, annual cash incentive awards, pre-tax employee deposits made to our 401(k) plan and our cafeteria plan, holiday pay, and vacation pay. Eligible compensation also includes overtime pay, payment for temporary military service, and payments for short term disability, but does not include long-term cash incentive awards or income related to the exercise of stock options and the vesting of restricted stock and restricted stock units. Compensation used to determine benefits under the ARP is limited in accordance with the Internal Revenue Code. Average annual compensation is the average compensation of the five highest consecutive calendar years within the last ten consecutive calendar years preceding the actual retirement or termination date.

Payment options under the ARP include a lump sum, straight life annuity, and various survivor annuity options. The lump sum under the final average pay benefit is calculated in accordance with the applicable interest rate and mortality as required under the Internal Revenue Code. The lump sum payment under the cash balance benefit is generally equal to a participant's cash balance account balance. Payments from the SRIP and amounts payable relating to Ms. Mayes' pension benefit enhancement are paid in the form of a lump sum using the same interest rate and mortality assumptions used under the ARP.

The amounts listed in the Present Value of Accumulated Benefit column of the Pension Benefits table and the amounts listed in the footnotes to the Change in Pension Value column of the Summary Compensation Table are based on the following assumptions:

- Discount rate of 6.25%, payment form assuming 80% paid as a lump sum and 20% paid as an annuity, lump-sum/annuity conversion segmented interest rates of 5.0% for the first five years, 6.5% for the next 15 years, and 7% for all years after 20 and the 2010 combined static Pension Protection Act funding mortality table with a blend of 50% males and 50% females (as required under the Internal Revenue Code), and post-retirement mortality for annuitants using the 2010 Internal Revenue Service mandated annuitant table; these are the same as those used for financial reporting year-end disclosure as described in the notes to Allstate's consolidated financial statements. (See note 16 to our audited financial statements for 2009).
- Retirement age: normal retirement age under the ARP and SRIP (65). Based on guidance provided by the Securities and Exchange Commission, we have assumed normal retirement age regardless of any announced or anticipated retirements.
- Expected terminations, disability, and pre-retirement mortality: none assumed.

Extra Service and Pension Benefit Enhancement

No additional service is granted under the ARP or the SRIP. Generally, Allstate has not granted additional service credit outside of the actual service used to calculate ARP and SRIP benefits. However, Ms. Mayes has a supplemental nonqualified retirement benefit agreement which provides for additional cash balance pay credits. Ms. Mayes' enhanced pension benefit assumes the maximum 7% pay credits under the cash balance formula less any amounts payable from ARP or SRIP, payable six months following separation from service or upon a change-in-control. Eligible service is calculated from Ms. Mayes' employment date.

Mr. Wilson has 16.8 years of combined service with Sears, Roebuck and Co., Allstate's former parent company, and Allstate. As a result of his prior Sears service, a portion of Mr. Wilson's retirement benefits will be paid from the Sears pension plan. Similar to other employees with prior Sears service who were employed by Allstate at the time of the spin-off from Sears in 1995, Mr. Wilson's pension benefits under the ARP final average pay benefit and the SRIP are calculated as if he had worked his combined Sears-Allstate career with Allstate, and then are reduced by the amounts earned under the Sears pension plan.

Non-Qualified Deferred Compensation

The following table summarizes the non-qualified deferred compensation contributions, earnings, and account balances of our named executives in 2009. All amounts relate to the Deferred Compensation Plan.

NON-QUALIFIED DEFERRED COMPENSATION AT FISCAL YEAR-END 2009

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(2)
Mr. Wilson	0	0	80,681	0	379,355
Mr. Civgin	0	0	0	0	0
Ms. Greffin	0	0	251,939	0	1,316,517
Ms. Mayes	0	0	0	0	0
Mr. Ruebenson	0	0	143,017	0	849,043

(1) Aggregate earnings were not included in the named executive's prior year compensation.

(2) There are no amounts reported in the Aggregate Balance at Last FYE column that were reported in the 2009, 2008 or 2007 Summary Compensation Tables.

In order to remain competitive with other employers, we allow employees, including the named executives, whose annual compensation exceeds the amount specified in the Internal Revenue Code (e.g., $245,000 in 2009), to defer up to 80% of their salary and/or up to 100% of their annual cash incentive award that exceeds that amount under the Deferred Compensation Plan. Allstate does not match participant deferrals and does not guarantee a stated rate of return.

Deferrals under the Deferred Compensation Plan are credited with earnings, or are subject to losses, based on the results of the investment option or options selected by the participants. The investment options available under the Deferred Compensation Plan are Stable Value, S&P 500, International Equity, Russell 2000, and Bond Funds—options currently available under our 401(k) plan. Under the Deferred Compensation Plan, deferrals are not actually invested in these funds, but instead are credited with earnings or losses based on the funds' investment experience, which are net of administration and investment expenses. Because the rate of return is based on actual investment measures in our 401(k) plan, no above-market earnings are paid. Similar to our 401(k) plan, participants can change their investment elections daily. Investment changes are effective the next business day. The Deferred Compensation Plan is unfunded; participants have only the rights of general unsecured creditors.

Deferrals under the Deferred Compensation Plan are segregated into pre-2005 balances and post-2004 balances. A named executive may elect to begin receiving a distribution of a pre-2005 balance upon separation from service or in one of the first through fifth years after separation from service. In either event, the named executive may elect to receive payment of a pre-2005 balance in a lump sum or in annual cash installment payments over a period of two to ten years. An irrevocable distribution election is required before making any post-2004 deferrals into the plan. The distribution options available to the post-2004 balances are similar to those available to the pre-2005 balances, except the earliest distribution date is six months following separation from service. Upon a showing of unforeseeable emergency, a plan participant may be allowed to access certain funds in a deferred compensation account earlier than the dates specified above.

Potential Payments as a Result of Termination or Change-in-Control

Termination of Employment

The named executives may become eligible for severance benefits that all regular full-time and regular part-time employees are eligible to receive if their employment is terminated due to lack of work, rearrangement of work, reduction in workforce, or inability to satisfactorily perform the responsibilities of their position. The length of severance benefits depends on the named executive's years of service, up to the maximum provided in the plans.

Allstate has entered into certain agreements or provides certain plans that will require Allstate Insurance Company or The Allstate Corporation to provide compensation or benefits to the named executives in the event of a termination of employment—other than compensation and benefits generally available to all salaried employees. The amount of compensation payable to each named executive or the value of benefits provided to the named executives that exceed the compensation or benefits generally available to all salaried employees in each situation is listed in the tables below. The payment of the 2009 annual cash incentive award, the 2007-2009 long-term cash incentive award, and any 2009 salary earned but not paid in 2009 due to Allstate's payroll cycle are not included in these tables because these amounts are payable to the named executives regardless of termination, death, or disability. Benefits and payments are calculated assuming a December 31, 2009, employment termination date.

POTENTIAL PAYMENTS UPON TERMINATION[1] (No Change-in-Control)

Name	Long-Term Cash Incentive Awards[2] ($)	Stock Options– Unvested and Accelerated[3] ($)	Restricted Stock Units– Unvested and Accelerated ($)	Non-Qualified Pension Benefits[4] ($)	Welfare Benefits[5] ($)	Severance[6] ($)	Total ($)
Mr. Wilson							
Involuntary Termination[7]	0	0	0	4,781,473	0	968,429	5,749,902
Voluntary Termination/ Retirement[8]	0	0	0	4,781,473	0	0	4,781,473
Death	1,078,722	9,929,112[9]	6,452,712[11]	4,781,473	0	0	22,242,019
Disability	1,078,722	9,929,112[9]	0	4,781,473	4,661,670	0	20,450,977
Mr. Civgin							
Involuntary Termination[7]	0	0	0	0	0	21,154	21,154
Voluntary Termination/ Retirement[8]	0	0	0	0	0	0	0
Death	189,444	2,661,815[9]	1,254,410[11]	7,445	0	0	4,113,114
Disability	189,444	2,661,815[9]	0	0	2,682,397	0	5,533,656
Ms. Greffin							
Involuntary Termination[7]	0	0	0	2,135,256	0	345,089	2,480,345
Voluntary Termination/ Retirement[8]	0	0	0	2,135,256	0	0	2,135,256
Death	177,174	1,853,667[9]	1,337,531[11]	2,135,256	0	0	5,503,628
Disability	177,174	1,853,667[9]	0	2,135,256	2,587,761	0	6,753,858
Ms. Mayes							
Involuntary Termination[7]	0	0	0	110,757	0	42,630	153,387
Voluntary Termination/ Retirement[8]	245,000	2,173,639[10]	1,291,870[12]	110,757	0	0	3,821,266
Death	245,000	2,173,639[9]	1,291,870[11]	110,757	0	0	3,821,266
Disability	245,000	2,173,639[9]	0	110,757	857,173	0	3,386,569
Mr. Ruebenson							
Involuntary Termination[7]	0	0	0	5,260,413	0	667,197	5,927,610
Voluntary Termination/ Retirement[8]	416,672	4,000,569[10]	2,486,291[12]	5,260,413	0	0	12,163,945
Death	416,672	4,000,569[9]	2,486,291[11]	5,260,413	0	0	12,163,945
Disability	416,672	4,000,569[9]	0	5,260,413	726,962	0	10,404,616

(1) A "0" indicates that either there is no amount payable to the named executive or no amount payable to the named executive that is not made available to all salaried employees.

(2) If a participant dies, retires or is disabled during a performance cycle, the participant's award will be prorated based on the number of half months in which the participant was eligible to participate during the long-term cash incentive performance cycle. The amount reflected is calculated at target for purposes of this disclosure. The actual payment would be made at the time all awards are paid for that particular performance cycle and calculated based on actual results.

(3) If the named executive's termination of employment is for any reason other than death, disability, or retirement, unvested stock options will be forfeited, and stock options, to the extent they are vested on the date of termination, may be exercised at any time on or before the earlier to occur of (a) the expiration date of the stock option and (b) three months after the date of termination.

(4) The present value of the non-qualified pension benefits for each named executive earned through December 31, 2009, based on a 6.25% discount rate is disclosed in the Pension Benefits table. The value in this column represents the present value of each named executive's non-qualified pension benefits (SRIP) earned through December 31, 2009, and is based on the lump sum methodology (i.e., interest rate and mortality table) used by the Allstate pension plans in 2010, as required under the Pension Protection Act. Specifically, the interest rate for 2010 is based on 40% of the average August 30-year Treasury Bond rate from the prior year, and 60% of the average corporate bond segmented yield curve from August of the prior year. The mortality table for 2010 is the 2010 combined static Pension Protection Act funding mortality table with a blend of 50% males and 50% females, as published by the IRS.

SRIP benefits earned through December 31, 2004 (Pre 409A SRIP Benefits) are generally payable at age 65, the normal retirement date under the ARP. Pre 409A SRIP Benefits may be payable earlier upon certain terminations in accordance with the terms of the SRIP. For example, Pre 409A SRIP Benefits may become payable upon reaching age 50 if disabled, following early retirement at age 55 or older with 20 years of service, or upon death. SRIP benefits earned after December 31, 2004 (Post 409A SRIP Benefits) are paid on the January 1 following termination of employment after reaching age 55 (a minimum six month deferral period applies), or immediately upon death.

Footnotes continue

- Mr. Wilson's Pre 409A SRIP Benefit would become payable at age 65, but is immediately payable upon death or disability. Mr. Wilson's Post 409A Benefit would be paid on January 1, 2013, or immediately upon death. Mr. Wilson will turn 65 on October 15, 2022.

- The present value of Mr. Civgin's SRIP benefit earned through December 31, 2009, is $7,445. Mr. Civgin's SRIP benefit is not currently vested but would become payable immediately upon death. Mr. Civgin will turn 65 on May 17, 2026.

- Ms. Greffin's Pre 409A SRIP Benefit would become payable at age 65, but is immediately payable upon death or upon reaching age 50 if disabled. Ms. Greffin's Post 409A Benefit would be paid on January 1, 2016, or immediately upon death. Ms. Greffin will turn 65 on August 16, 2025.

- The present value of Ms. Mayes' non-qualified pension benefits earned through December 31, 2009, is $110,757 ($12,750 SRIP benefit, plus a $98,007 pension benefit enhancement). Ms. Mayes' SRIP benefit is not currently vested and would become payable immediately upon death. In addition, if Ms. Mayes were to terminate prior to the date the SRIP benefit becomes vested, the SRIP benefit would be paid under the terms of her pension benefit enhancement. Ms. Mayes' pension benefit enhancement is payable immediately upon death or six months after separation from service under each of the other employment termination scenarios. Ms. Mayes will turn 65 on July 9, 2014.

- Based on Mr. Ruebenson's age and service, his Pre 409A SRIP Benefit is payable under the terms of the plan under each of the employment termination scenarios. Mr. Ruebenson's Post 409A Benefit would be paid on July 1, 2010, or immediately upon death. Mr. Ruebenson will turn 65 on May 31, 2013.

(5) The named executives are eligible to participate in Allstate's supplemental long-term disability plan for employees whose annual earnings exceed the level which produces the maximum monthly benefit provided by the Allstate Long Term Disability Plan (Basic Plan). The benefit is equal to 50% of the named executive's qualified annual earnings divided by twelve and rounded to the nearest one hundred dollars, reduced by $7,500, which is the maximum monthly benefit payment that can be received under the Basic Plan. The amount reflected assumes the named executive remains totally disabled until age 65 and represents the present value of the monthly benefit payable until age 65.

(6) The "Severance" amount is the lump sum payment that named executives would be eligible to receive in the event of employment termination resulting from a lack of work, rearrangement of work, or reduction in workforce plus an amount of vacation accrual severance benefit, if applicable. The lump sum severance benefit is equal to two weeks of pay for each complete year of service, up to a maximum of 52 weeks of pay, and is the same benefit available to all regular full-time and regular part-time employees. The vacation accrual severance benefit is equal to the value at December 31, 2009, of the vacation days accrued but not yet taken between the executive's anniversary date in 2000 and December 31, 2000. This same benefit was made available to all eligible regular full-time and regular part-time employees following a change to the company vacation policy. Only Messrs. Wilson and Ruebenson and Ms. Greffin have a vacation accrual severance benefit amount included in the Severance column of $30,738, $29,690, and $7,136 respectively.

(7) Examples of "Involuntary Termination" independent of a change-in-control include performance-related terminations, reorganization, and terminations for employee dishonesty and violation of Allstate rules, regulations, or policies.

(8) As of December 31, 2009, Messrs. Wilson and Civgin and Ms. Greffin were not eligible to retire in accordance with Allstate's policy or the terms of any of the Allstate compensation and benefit plans including the long-term cash incentive and equity incentive plans. If Messrs. Wilson, Civgin or Ms. Greffin voluntarily terminates employment, the non-qualified pension benefit would become payable as described in footnote (4) above. If Ms. Mayes or Mr. Ruebenson voluntarily terminates employment it would be considered a retirement because both Ms. Mayes and Mr. Ruebenson are eligible to retire in accordance with Allstate's policy and the terms of its compensation and benefit plans.

(9) If the named executive's termination of employment is on account of death or disability, then stock options, to the extent not vested, will vest and may be exercised at any time on or before the earlier to occur of (1) the expiration date of the option and (2) the second anniversary of the date of termination of employment. Stock option values are based on a December 31, 2009, market close price of $30.04 per share of Allstate stock.

(10) If the named executive retires at the normal retirement date or a health retirement date, unvested stock options continue to vest in accordance with their terms, and all outstanding stock options, when vested, may be exercised, in whole or in part, by the named executive at any time on or before the earlier to occur of (a) the expiration date of the stock option and (b) the fifth anniversary of the date of such termination of employment. The "normal retirement date" under the stock option awards is the date on or after the date the named executive attains age 60 with at least one year of service. The "health retirement date" is the date on which the named executive terminates for health reasons after attaining age 50, but before attaining age 60, with at least ten years of continuous service. If the named executive retires at the early retirement date, unvested stock options are forfeited, and stock options, to the extent they are vested on the date of termination, may be exercised, in whole or in part, by the named executive at any time on or before the earlier to occur of (a) the expiration date of the stock option and (b) the fifth anniversary of the date of termination of employment. The "early retirement date" is the date the named executive attains age 55 with 20 years of service. The aggregate value of unexercisable in-the-money options as of December 31, 2009, based on a market close price of $30.04 per share of Allstate stock for each of the named executives is reflected in the table. The actual amount received by the named executives would be based on the market close price on the date the stock options were exercised.

(11) If the named executive's termination of employment is a result of death, restricted stock units immediately become nonforfeitable and the restrictions expire. The December 31, 2009, market close price of $30.04 per share of Allstate stock was used to value the unvested and nonforfeitable awards.

Footnotes continue

(12) If the named executive retires on or after attaining age 60 with at least one year of service, then no unvested restricted shares or restricted stock units are forfeited and the unvested shares or restricted stock units will remain subject to the restriction period established in the award agreement. If the named executive dies following retirement and before the end of the restriction period, then all unvested restricted stock units immediately become nonforfeitable and vest as of the date of death. The aggregate value of unvested restricted shares or restricted stock units as of December 31, 2009, based on a market close price of $30.04 per share of Allstate stock for each of the named executives is reflected in the table. The actual amount received by the named executives would be based on the market close price on the date the stock restriction lapses.

Change-in-Control

The Allstate Corporation and Allstate Insurance Company have entered into agreements with the named executives to provide certain benefits and compensation in the event of a change-in-control. In general, a change-in-control is one or more of the following events: (1) any person acquires 30% or more of the combined voting power of Allstate common stock within a 12-month period; (2) any person acquires more than 50% of the combined voting power of Allstate common stock; (3) certain changes are made to the composition of the Board; or (4) the consummation of a merger, reorganization, or similar transaction. These triggers were selected because, in a widely held company the size of Allstate, they could each result in a substantial change in management.

During the two-year period following a change-in-control, the change-in-control agreements provide for a minimum salary, annual cash incentive awards, long-term cash incentive awards, and other benefits. In addition, they provide that the named executives' positions, authority, duties, and responsibilities will be at least commensurate in all material respects with those held prior to the change-in-control.

Under the change-in-control agreements, severance benefits would be payable if a named executive's employment is terminated either by Allstate without "cause" or by the executive for "good reason" as defined in the agreements during the two-year period following the change-in-control. Cause means the named executive has been convicted of a felony or other crime involving fraud or dishonesty, has willfully or intentionally breached the change-in-control agreement, has habitually neglected his or her duties, or has engaged in willful or reckless material misconduct in the performance of his or her duties. Good reason includes a material diminution in a named executive's base compensation, authority, duties, or responsibilities, a material change in the geographic location where the named executive performs services, or a material breach of the change-in-control agreement by Allstate. The principal severance benefits payable on post-change-in-control terminations include: pro-rated annual cash incentive awards and long-term cash incentive awards (all at target); a payment equal to three times the sum of the executive's base salary and target annual cash incentive award; the continuation of certain welfare benefits for the continuation coverage period at a cost not to exceed the amount paid by the named executive prior to termination; outplacement services; an enhanced retirement benefit consisting of an additional three years of service, age, and compensation; and reimbursement (on an after-tax basis) of any resulting excise taxes.

If a named executive's employment is terminated by reason of death or disability during the two-year period commencing on the date of a change-in-control, Allstate will pay the named executive or the named executive's estate a lump-sum cash amount equal to all amounts earned but unpaid, including any annual and long-term cash incentive awards, as of the termination date. In addition, in the event of death, the named executive's estate or beneficiary will be entitled to survivor and other benefits, including retiree medical coverage, if eligible, that are not less favorable than the most favorable benefits available to the estates or surviving families of peer executives of Allstate. In the event of disability, Allstate will pay disability and other benefits, including supplemental long-term disability benefits and retiree medical coverage, if eligible, that are not less favorable than the most favorable benefits available to disabled peer executives. If Allstate terminates a named executive's employment for cause, our sole obligation is to pay the named executive a lump-sum cash amount equal to all amounts earned and due to be paid, but unpaid, as of the termination date.

If a named executive incurs legal fees or other expenses in an effort to enforce the change-in-control agreement, Allstate will reimburse the named executive for these expenses unless it is established by a court that the named executive had no reasonable basis for the claim or acted in bad faith.

Effective upon a change-in-control, the named executives become subject to covenants prohibiting competition and solicitation of employees, customers, and suppliers at any time until one year after termination of employment.

The following table describes the estimated compensation or benefits that would be provided by Allstate Insurance Company or The Allstate Corporation to the named executives in the event of a change-in-control that exceed the compensation or benefits generally available to all salaried employees in each situation. The payment of the 2009 annual cash incentive award, the 2007-2009 long-term cash incentive award and any 2009 salary earned but not paid in 2009 due to Allstate's payroll cycle are not included in these tables because these amounts are payable to the named executives regardless of termination, death, or disability. Benefits and payments are calculated assuming a December 31, 2009, employment termination date or change-in-control.

POTENTIAL PAYMENTS UPON CHANGE-IN-CONTROL[1]

Name	Change-in-Control Severance ($)	Stock Options—Unvested and Accelerated[3] ($)	Restricted Stock Units—Unvested and Accelerated[5] ($)	Non-Qualified Pension and Deferred Compensation ($)	Welfare Benefits and Outplacement Services ($)	Excise Tax Reimbursement and Tax Gross-Up[9] ($)	Total ($)
Mr. Wilson							
Immediately Payable Upon Change-in-Control	0	9,929,112	6,452,712	5,160,828[6]	0	0	21,542,652
Involuntary or Good Reason Termination	11,687,780[2]	See footnote 4	See footnote 4	See footnote 7	56,964[8]	0	11,744,744
Death/Disability/For Cause Termination	0	0	0	0	0	0	0
Mr. Civgin							
Immediately Payable Upon Change-in-Control	0	2,661,815	1,254,410	7,445[6]	0	0	3,923,670
Involuntary or Good Reason Termination	3,585,506[2]	See footnote 4	See footnote 4	See footnote 7	35,356[8]	2,049,990	5,670,852
Death/Disability/For Cause Termination	0	0	0	0	0	0	0
Ms. Greffin							
Immediately Payable Upon Change-in-Control	0	1,853,667	1,337,531	3,451,773[6]	0	0	6,642,971
Involuntary or Good Reason Termination	4,685,500[2]	See footnote 4	See footnote 4	See footnote 7	41,695[8]	2,098,183	6,825,378
Death/Disability/For Cause Termination	0	0	0	0	0	0	0
Ms. Mayes							
Immediately Payable Upon Change-in-Control	0	2,173,639	1,291,870	110,757[6]	0	0	3,576,266
Involuntary or Good Reason Termination	3,583,201[2]	See footnote 4	See footnote 4	See footnote 7	25,777[8]	1,875,220	5,484,198
Death/Disability/For Cause Termination	0	0	0	0	0	0	0
Mr. Ruebenson							
Immediately Payable Upon Change-in-Control	0	4,000,569	2,486,291	6,109,456[6]	0	0	12,596,316
Involuntary or Good Reason Termination	7,290,520[2]	See footnote 4	See footnote 4	See footnote 7	28,808[8]	3,448,171	10,767,499
Death/Disability/For Cause Termination	0	0	0	0	0	0	0

(1) A "0" indicates that either there is no amount payable to the named executive or no amount payable to the named executive that is not made available to all salaried employees.

(2) Change-in-control severance benefits upon an involuntary termination or termination for good reason contain the following elements:

- three times the named executive's base salary;
- three times the named executive's annual cash incentive award calculated at target;
- the named executive's pro-rata long-term cash incentive award for the 2008-2010 performance cycle calculated at target; and
- a lump sum payment equal to the positive difference, if any, between: (a) the sum of the lump-sum values of each maximum annuity that would be payable to the named executive under any defined benefit plan (whether or not qualified under Section 401(a) of the Internal Revenue Code) if the named executive had: (i) become fully vested in all such benefits, (ii) attained as of the named executive's termination date an age that is three years greater than named executive's actual age, (iii) accrued a number of years of service that is three years greater than the number of years of service actually accrued by the named executive as of the named executive's termination date, and (iv) received a lump-sum severance benefit consisting of three times base salary, three times annual incentive cash compensation calculated at target, plus the 2009 annual incentive cash award as covered compensation in equal monthly installments during the three-year period following the named executive's termination date; and (b) the lump-sum values of the maximum annuity benefits vested and payable to the named executive under each defined benefit plan that is qualified under Section 401(a) of the Internal Revenue Code plus the aggregate amounts simultaneously or previously paid to the named executive under the defined benefit plans (whether or not qualified under Section 401(a)). The calculation of the lump sum amounts payable under this formula does not impact the benefits payable under the ARP, the SRIP, or Ms. Mayes' pension benefit enhancement. Ms. Mayes' pension benefit enhancement is described in the Retirement Benefits narrative.

The change-in-control agreements provide that if the after-tax benefits of all change of control payments are less than 110% of the after-tax benefit of the safe harbor benefit amount, then the change-in-control benefits are to be reduced to the safe harbor benefit amount. The safe harbor benefit amount is the highest level of benefits that can be paid before which an excise tax under section 4999 of the Internal Revenue Code would apply. Mr. Wilson's change-in-control severance benefits were reduced by $1,040,254 in accordance with the terms of the change-in-control agreement.

(3) Stock option values are based on a December 31, 2009, market close price of $30.04 per share of Allstate stock.

(4) For purposes of this table, unvested stock options and restricted stock units, which would have been immediately payable upon a change-in-control regardless of termination of employment, were assumed to have been paid immediately prior to termination and are reflected in the "Immediately Payable Upon Change-in-Control" row.

(5) The December 31, 2009, market close price of $30.04 per share of Allstate stock was used to value the unvested and nonforfeitable restricted stock unit and restricted stock awards.

(6) Within five business days after the effective date of a change-in-control, the named executives will receive a lump sum payment equal to the present value of the named executive's SRIP benefit, pension benefit enhancement, if applicable, and deferred compensation account balance. The present value of SRIP benefits earned through December 31, 2009, is based on the lump sum methodology (i.e., interest rate and mortality table) used by the Allstate pension plans in 2010, as required under the Pension Protection Act. Specifically, the interest rate for 2010 is based on 40% of the average August 30-year Treasury Bond rate from the prior year, and 60% of the average corporate bond segmented yield curve from August of the prior year. The mortality table for 2010 is the 2010 combined static Pension Protection Act funding mortality table with a blend of 50% males and 50% females, as published by the IRS. Refer to the Retirement Benefits section beginning on page 50 for a discussion of the SRIP benefit and pension benefit enhancement. See the Potential Payments Upon Termination table and the corresponding footnotes on pages 54-56 for a breakdown of the present value of the SRIP and pension benefit enhancements for Ms. Mayes. See the Non-Qualified Deferred Compensation at Fiscal Year-End 2009 table on page 53 for additional information on the Deferred Compensation Plan and information regarding the named executive's account balances as of December 31, 2009.

Footnotes continue

(7) For purposes of this table, the present value of non-qualified pension benefits earned through December 31, 2009, and the named executive's Deferred Compensation Plan account balance, if any, which would have been immediately payable upon a change-in-control regardless of termination of employment were assumed to have been paid immediately prior to termination upon the effective date of a change of control and are reflected in the "Immediately Payable Upon Change-in-Control" row.

(8) The Welfare Benefits and Outplacement Services amount includes the cost to provide certain welfare benefits to the named executive and family during the period which the named executive is eligible for continuation coverage under applicable law. The amount shown reflects Allstate's costs for these benefits or programs assuming an 18-month continuation period. The value of outplacement services for Mr. Wilson is $40,000 and $20,000 for each other named executive officer.

(9) Certain payments made as a result of a change in control are subject to a 20% excise tax imposed on the named executive by Section 4999 of the Code. The Excise Tax Reimbursement and Tax Gross-up is the amount Allstate would pay to the named executive as reimbursement for the 20% excise tax plus a tax gross-up for any taxes incurred by the named executive resulting from the reimbursement of such excise tax. The estimated amounts of reimbursement of any resulting excise taxes were determined without regard to the effect that restrictive covenants and any other facts and circumstances may have on the amount of excise taxes, if any, that ultimately might be payable in the event these payments were made to a named executive which is not subject to reliable advance prediction or a reasonable estimate.

Compensation Policies and Practices Risk Discussion

We have reviewed our compensation policies and practices, and believe that they are appropriately structured, that they are consistent with our key operating priority of keeping the company financially strong, and that they avoid providing incentives for employees to engage in unnecessary and excessive risk taking. As described in the Board Role in Risk Oversight section of the Corporate Governance Practices and Code of Ethics portion of this proxy statement, the Board and Audit Committee both play an important role in risk management oversight, including reviewing how management measures, evaluates, and manages the corporation's exposure to risks posed by a wide variety of events and conditions. In addition, the Compensation and Succession Committee employs an independent executive compensation consultant each year to assess Allstate's executive pay levels, practices, and overall program design.

Our compensation programs provide a balanced mix of cash and equity through annual and long-term incentives to align with short-term and long-term business goals. We utilize a full range of performance measures that we believe correlate to long-term shareholder value creation. Cash incentive awards are paid only after a review of executive and corporate performance. Our calculation of corporate income includes a quarterly re-estimation of property-liability reserves. As a result, to a significant extent, if we under-estimate or over-estimate losses in a given year, income and annual cash incentives will be impacted in the following year. Furthermore, to ensure our compensation programs do not motivate imprudent risk taking, awards made after May 19, 2009, under the 2009 Equity Incentive Plan and awards made beginning in 2010 under the Annual Executive Incentive Plan are subject to clawback in the event of certain financial restatements.

Performance Measures

Information regarding our performance measures is disclosed in the limited context of our annual and long-term cash incentive awards and should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

The following are descriptions of the performance measures used for our annual cash incentive awards for 2009 and our long-term cash incentive awards for the 2007-2009 cycle. These measures are not GAAP measures. They were developed uniquely for incentive compensation purposes and are not reported items in our financial statements. Some of these measures use non-GAAP measures and operating measures. The Committee has approved the use of non-GAAP and operating measures when appropriate to drive executive focus on particular strategic, operational, or financial factors or to exclude factors over which our executives have little influence or control, such as capital market conditions.

Annual Cash Incentive Awards for 2009

Operating Income: This measure is used to assess financial performance. This measure is equal to net income adjusted to exclude the after tax effects of the items listed below:

- Realized capital gains and losses (which includes the related effect on the amortization of deferred acquisition and deferred sales inducement costs) except for periodic settlements and accruals on certain non-hedge derivative instruments, which are reported with realized capital gains and losses but included in Operating Income.
- Gains and losses on disposed operations.
- Adjustments for other significant non-recurring, infrequent, or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years or (b) there has been no similar charge or gain within the prior two years.

Corporate Measures

Adjusted Operating Income Per Diluted Share: This measure is used to assess financial performance. The measure is equal to net income adjusted to exclude the after-tax effects of the items listed below, divided by the weighted average shares outstanding on a diluted basis:

- Realized capital gains and losses (which includes the related effect on the amortization of deferred acquisition and deferred sales inducement costs) except for periodic settlements and accruals on certain non-hedge derivative instruments, which are reported with realized capital gains and losses but included in Operating Income, and equity method of accounting income from limited partnership interests to be consistent with the incentive goals.
- Gains and losses on disposed operations.
- Adjustments for other significant non-recurring, infrequent, or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years or (b) there has been no similar charge or gain within the prior two years.
- Restructuring and related charges.
- Effects of acquiring businesses.
- Negative operating results of sold businesses.
- Underwriting results of the Discontinued Lines and Coverages segment.
- Any settlement, awards, or claims paid as a result of lawsuits and other proceedings brought against Allstate subsidiaries regarding the scope and nature of coverage provided under insurance policies issued by such companies.
- Identifiable effects of the adopted accounting standard for other-than-temporary impairments to be consistent with incentive goals.

Adjusted Net Income: This measure is used to assess financial performance. The measure is equal to net income adjusted to exclude the after-tax effects of the items listed below:

- Gains and losses on disposed operations.
- Adjustments for other significant non-recurring, infrequent, or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years or (b) there has been no similar charge or gain within the prior two years.
- Restructuring and related charges.
- Effects of acquiring businesses.
- Negative operating results of sold businesses.
- Underwriting results of Discontinued Lines and Coverages segment.
- Any settlement, awards, or claims paid as a result of lawsuits and other proceedings brought against Allstate subsidiaries regarding the scope and nature of coverage provided under insurance policies issues by such companies.
- Identifiable effects of the adopted accounting standard for other-than-temporary impairments to be consistent with incentive goals.

Allstate Protection Measures

Financial Product Sales ("Production Credits"): This measure of sales and related profitability of proprietary and non-proprietary financial products sold through the Allstate Exclusive Agency channel is used by management to assess the execution of our financial services strategy. This measure is calculated as the total amount of production credits for current year transactions. Production credits are an internal sales statistic calculated as a percent of premium or deposits to life insurance, annuities, or mutual funds which vary based on the expected profitability of the specific financial product.

Growth and Profit Matrix: A matrix used by management that combines financial measures in order to emphasize a balanced approach to premium growth and profit. The matrix utilizes (a) the percent increase in Allstate Protection premiums written, excluding the cost of catastrophe reinsurance and excluding premiums written for personal property insurance in catastrophe prone markets and (b) the Allstate Protection combined ratio adjusted to exclude the effect of restructuring and related charges. For disclosure of Allstate Protection premiums written and combined ratio, see the discussion of the Allstate Protection segment in Management's Discussion and Analysis of Financial Condition and Results of Operations in this booklet.

Allstate Financial Measures

Adjusted Operating Income: This is a measure management uses to assess the profitability of the business. The Allstate Financial segment measure, operating income, is adjusted to include equity method of accounting income from limited partnership interests to be consistent with the incentive goals, and to exclude the after tax effects of restructuring and related charges, the potential amount by which 2009 guaranty fund assessments related to insured solvencies exceed $6 million, and the identifiable effects of the adopted accounting standard for other-than-temporary impairments to be consistent with incentive goals. For disclosure of the Allstate Financial segment measure see footnote 18 to our audited financial statements.

Financial Product Sales ("Production Credits"): See definition under *"Allstate Protection Measures,"* above.

Total Return: Total return is principally determined using industry standards and the same sources used in preparing the financial statements to determine fair value. (See footnotes to our audited financial statements for our methodologies for estimating the fair value of our investments.) In general, total return represents the increase or decrease, expressed as a percentage, in the value of the portfolio over a one-year period. Time weighted returns are used.

- *Allstate Financial Total Return:* Total return for Allstate Financial investments, including those held in certain subsidiaries, such as Allstate Life Insurance Company of New York. Allstate Financial Total Return includes derivatives and excludes the identifiable effects of the adopted accounting standard for other-than-temporary impairments to be consistent with incentive goals.

Allstate Investments Measures

Investment Income Measures: Management uses the two following measures to assess the one year financial operating performance provided from investments relative to internal goals. Both measures exclude the identifiable effects of the adopted accounting standard for other-than-temporary impairments to be consistent with incentive goals.

- *Allstate Consolidated Net Interest and Dividends* consists of the reported 2009 net investment income in the consolidated financial statements including amounts for the equity method of accounting income from limited partnership interests to be consistent with the incentive goals and adjusting investment expenses to exclude the difference between actual expenses and expenses used to determine incentive goals for certain employee benefit and incentive expenses.
- *Allstate Consolidated Net Investment Income, including Realized Capital Gains and Losses* incorporates Net Interest and Dividends, as defined above, in addition to realized capital gains and losses. It does not include unrealized capital gains and losses.

Deployable Capital Measures

Portfolio Total Return: Management uses the three following measures to assess the value of active portfolio management relative to internal goals. Total return is principally determined using industry standards and the same sources used in preparing the financial statements to determine fair value. (See footnotes to our audited financial statements for our methodologies for estimating the fair value of our investments.) In general, total return represents the increase or decrease, expressed as a percentage, in the value of the portfolio over a one-year period. Time weighted returns are utilized. Property Liability Total Return and Allstate Financial Total Return exclude the identifiable effects of the adopted accounting standard for other-than-temporary impairments to be consistent with incentive goals. The specific measures and investments included are listed below:

- *Property Liability Total Return:* Total return for Property-liability investments including investments held in certain subsidiaries, such as New Jersey and Florida subsidiaries.
- *Allstate Financial Total Return:* See definition under *"Allstate Financial Measures,"* above.
- *Allstate Pension Plans Total Return:* Total return for the Allstate Retirement Plan and Agent Pension Plan investments.

Long-Term Cash Incentive Awards

Average Adjusted Return on Equity Relative to Peers: This measure is used to assess Allstate's financial performance against its peers. It is calculated as Allstate's ranked position relative to the insurance company peer group based upon three-year average adjusted return on equity, calculated on the same basis for Allstate and each of the peer insurance companies. Three-year average adjusted return on equity is the sum of the annual adjusted return on equity for each of the three years in the cycle divided by three. The annual adjusted return on equity is calculated as the ratio of net income divided by the average of shareholders' equity at the beginning and at the end of the year after excluding the component of accumulated other comprehensive income for unrealized net capital gains and losses.

Allstate Financial Return on Total Capital: This is a measure management uses to measure the efficiency of capital utilized in the business. Three-year Allstate Financial return on total capital is the sum of the annual adjusted return on subsidiaries' shareholder's equity for each of the three years divided by three. The annual adjusted return on subsidiaries' shareholder's equity is the Allstate Financial measure, operating income, divided by the average subsidiaries' shareholder's equity at the beginning and at the end of the year. The subsidiaries' shareholder's equity is the sum of the subsidiaries' shareholder's equity for Allstate Life Insurance Company, Allstate Bank, American Heritage Life Investment Corporation, and certain other minor entities, adjusted to exclude the loan protection business and excluding the component of accumulated other comprehensive income for unrealized net capital gains. (See note 18 to our audited financial statements for Allstate Financial net income.)

Allstate Protection Growth in Policies in Force Over Three-Year Cycle: This is a measure used by management to assess growth in the number of policies in force, which is a driver of premiums written. The measure is calculated as the sum of the percent increase in each of the three years in the total number of policies in force at the end of the year over the beginning of the year. The measure excludes property insurance, Allstate Motor Club, and the loan protection business and includes Allstate Canada.

Security Ownership of Directors and Executive Officers

The following table shows the number of shares of Allstate common stock beneficially owned by each director and named executive officer individually, and by all executive officers and directors of Allstate as a group. Shares reported as beneficially owned include shares held indirectly through the Allstate 401(k) Savings Plan and other shares held indirectly, as well as shares subject to stock options exercisable on or prior to May 9, 2010, and restricted stock units for which restrictions expire on or prior to May 9, 2010. The percentage of Allstate shares of common stock beneficially owned by any Allstate director or nominee or by all directors and executive officers of Allstate as a group does not exceed 1%. The following share amounts are as of March 10, 2010. As of March 10, 2010, none of these shares were pledged as security.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Allstate Common Stock (a)	Common Stock Subject to Options Exercisable and Restricted Stock Units for which restrictions expire on or prior to May 9, 2010– Included in Column (a) (b)
F. Duane Ackerman	53,021	31,000
Robert D. Beyer	56,233	6,667
Don Civgin	67,054	66,625
W. James Farrell	39,308	29,329
Jack M. Greenberg	27,500	25,000
Judith P. Greffin	237,931	227,788
Ronald T. LeMay	36,500	31,000
Michele C. Mayes	132,391	127,186
Andrea Redmond	0	0
H. John Riley, Jr.	63,426	31,000
George Ruebenson	347,018	327,325
Joshua I. Smith	29,365	23,999
Judith A. Sprieser	32,244	31,000
Mary Alice Taylor	49,280	31,000
Thomas J. Wilson	1,631,143	1,451,656
All directors and executive officers as a group	4,203,608	3,702,996

Security Ownership of Certain Beneficial Owners

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Northern Trust Corporation 50 S. LaSalle Street Chicago, IL 60675	31,832,678[1]	5.93%

(1) As of December 31, 2009. Held by Northern Trust Corporation together with certain subsidiaries (collectively "Northern"). Of such shares, Northern held 2,664,799 with sole voting power; 29,089,780 with shared voting power; 5,912,264 with sole investment power; and 2,560,818 with shared investment power. 23,700,047 of such shares were held by The Northern Trust Company as trustee on behalf of participants in Allstate's 401(k) Savings Plan. Information is provided for reporting purposes only and should not be construed as an admission of actual beneficial ownership.

Audit Committee Report

Deloitte & Touche LLP ("Deloitte") was Allstate's independent registered public accountant for the year ended December 31, 2009.

The Audit Committee has reviewed and discussed with management the audited financial statements for the fiscal year ended December 31, 2009.

The committee has discussed with Deloitte the matters required to be discussed by the statement of Auditing Standards No. 114 (The Auditor's Communication with Those Charged with Governance) (formerly, Auditing Standards No. 61, as amended (AICPA, *Professional Standards,* Vol. 1. AU section 380) as adopted by the Public Company Accounting Oversight Board in Rule 3200T).

The committee has received the written disclosures and the letter from Deloitte required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte's communications with the committee concerning independence and has discussed with Deloitte its independence.

Based on these reviews and discussions and other information considered by the committee in its judgment, the committee recommended to the Board of Directors that the audited financial statements be included in Allstate's annual report on Form 10-K for the fiscal year ended December 31, 2009, for filing with the Securities and Exchange Commission and furnished to stockholders with this Notice of Annual Meeting and Proxy Statement.

Judith A. Sprieser (Chair)

F. Duane Ackerman
Jack M. Greenberg
Ronald T. LeMay
Joshua I. Smith
Mary Alice Taylor

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Allstate's executive officers, directors, and persons who beneficially own more than ten percent of Allstate's common stock to file reports of securities ownership and changes in such ownership with the SEC.

Based solely upon a review of copies of such reports or written representations that all such reports were timely filed, Allstate believes that each of its executive officers, directors, and greater than ten-percent beneficial owners complied with all Section 16(a) filing requirements applicable to them during 2009.

Related Person Transactions

The Nominating and Governance Committee of Allstate's Board has adopted a written policy regarding the review, approval, or ratification of transactions with related persons. It is available on the Corporate Governance portion of allstate.com. In accordance with the policy, the committee or the committee chair reviews transactions with the corporation in which the amount involved exceeds $120,000 and in which any "related person" had, has, or will have a direct or indirect material interest. In general, "related persons" are directors, executive officers, their immediate family members, and stockholders beneficially owning five percent or more of our outstanding stock. The committee or chair approves or ratifies only those transactions that are in, or not inconsistent with, the best interests of the corporation and its stockholders. Transactions are reviewed and approved or ratified by the chair when it is not practicable or desirable to delay review of a transaction until a committee meeting. The chair reports to the committee any transactions so approved. Annually, the committee will review any previously approved or ratified related person transactions that remain ongoing. There were no related person transactions identified for 2009.

Stockholder Proposals for Year 2011 Annual Meeting

Proposals which stockholders intend to be included in Allstate's proxy material for presentation at the 2011 annual meeting of stockholders must be received by the Office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite A3, Northbrook, Illinois 60062-6127 by December 2, 2010, and must otherwise comply with rules promulgated by the Securities and Exchange Commission in order to be eligible for inclusion in the proxy material for the 2011 annual meeting.

If a stockholder desires to bring a matter before the meeting which is not the subject of a proposal meeting the SEC proxy rule requirements for inclusion in the proxy statement, the stockholder must follow procedures outlined in Allstate's bylaws in order to personally present the proposal at the meeting. A copy of these procedures is available upon request from the Office of the Secretary or can be accessed on Allstate's website, allstate.com. One of the procedural requirements in the bylaws is timely notice in writing of the business the stockholder proposes to bring before the meeting. Notice of business proposed to be brought before the 2011 annual meeting must be received by the Office of the Secretary no earlier than January 18, 2011, and no later than February 17, 2011. Among other things described fully in the bylaws, the notice must describe the business proposed to be brought before the meeting, the reasons for conducting the business at the meeting, and any material interest of the stockholder in the business. It should be noted that these bylaw procedures govern proper submission of business to be put before a stockholder vote at the annual meeting.

Proxy Solicitation

Officers and other employees of Allstate and its subsidiaries may solicit proxies by mail, personal interview, telephone, facsimile, electronic means, or via the Internet. None of these individuals will receive special compensation for these services, which will be performed in addition to their regular duties, and some of them may not necessarily solicit proxies. Allstate has also made arrangements with brokerage firms, banks, record holders, and other fiduciaries to forward proxy solicitation materials for shares held of record by them to the beneficial owners of such shares. Allstate will reimburse them for reasonable out-of-pocket expenses. Georgeson Inc., 17 State Street, New York, NY 10004 has been retained to assist in the solicitation of proxies for a fee not to exceed $26,000 plus expenses. Allstate will pay the cost of all proxy solicitation.

By order of the Board,



Mary J. McGinn
Secretary

Dated: April 1, 2010

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Appendix A

POLICY REGARDING PRE-APPROVAL OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT'S SERVICES

Purpose and Applicability

The Audit Committee recognizes the importance of maintaining the independent and objective stance of our Independent Registered Public Accountant. We believe that maintaining independence, both in fact and in appearance, is a shared responsibility involving management, the Audit Committee, and the Independent Registered Public Accountant.

The Committee recognizes that the Independent Registered Public Accountant possess a unique knowledge of the Corporation and its subsidiaries and can provide necessary and valuable services to the Corporation in addition to the annual audit. The provision of these services is subject to three basic principles of auditor independence: (i) auditors cannot function in the role of management, (ii) auditors cannot audit their own work; and (iii) auditors cannot serve in an advocacy role for their client. Consequently, this policy sets forth guidelines and procedures to be followed by this Committee when approving services to be provided by the Independent Registered Public Accountant.

Policy Statement

Audit Services, Audit-Related Services, Tax Services, Other Services, and Prohibited Services are described in the attached appendix. All services to be provided by the Independent Registered Public Accountant must be approved by the Audit Committee or the Chair of the Audit Committee. Neither the Audit Committee nor the Chair will approve the provision of any Prohibited Services by the Independent Registered Public Accountant.

Procedures

In connection with the approval by the Audit Committee of the engagement of the Independent Registered Public Accountant to provide Audit Services for the upcoming fiscal year, the Independent Registered Public Accountant will submit to the Committee for approval schedules detailing all of the specific proposed Audit, Audit-Related, Tax, and Other Services, together with estimated fees for such services that are known as of that date. Subsequent to the Audit Committee's approval of audit engagement, Corporation management may submit to the Committee or the Chair for approval schedules of additional specific proposed Audit, Audit-Related, Tax, and Other Services that management recommends be provided by the Independent Registered Public Accountant during the audit and professional engagement period. Regardless of when proposed to the Committee or the Chair, each specific service will require approval by the Committee or the Chair before commencement of the specified service. The Independent Registered Public Accountant will confirm to the Committee or the Chair that each specific proposed service is permissible under applicable regulatory requirements.

Prior to approval of any specific Tax Service, the Independent Registered Public Accountant shall also provide to the Committee or the Chair a written description of (i) the scope of the service and the related fee structure, (ii) any side letter or other agreement between the Independent Registered Public Accountant and the Corporation or any subsidiary regarding the service, and (iii) any compensation arrangement or other agreement between the Independent Accountant and any person with respect to promoting, marketing, or recommending a transaction covered by the service.

Delegation to Chair

In addition to the Audit Committee, the Chair of the Audit Committee has the authority to grant approvals of services to be provided by the Independent Registered Public Accountant. The decisions of the Chair to approve services shall be reported to the Audit Committee at each of its regularly scheduled meetings.

Review of Services

At each regularly scheduled Audit Committee meeting, the Audit Committee shall review a report containing (i) a summary of any services approved by the Chair since the Committee's last regularly scheduled meeting and (ii) an updated projection for the current fiscal year, presented in a manner consistent with the proxy disclosure requirements, of the estimated annual fees to be paid to the Independent Registered Public Accountant.

Appendix

Audit Services

1. Annual financial statement audit
2. Review of quarterly financial statements
3. Statutory audits
4. Attestation report on management's assessment of internal controls over financial reporting
5. Consents, comfort letters, and reviews of documents filed with the Securities and Exchange Commission

Audit-Related Services

1. Accounting consultations relating to accounting standards, financial reporting, and disclosure issues
2. Due diligence assistance pertaining to potential acquisitions, dispositions, mergers, and securities offerings
3. Financial statement audits and attest services for non-consolidated entities including employees benefit and compensation plans

Tax Services

1. Domestic and international tax compliance, planning, and advice
2. Expatriate tax assistance and compliance

Other Services

Any service that is not a Prohibited Service, Audit Service, Audit-Related Service, or Tax Service

Prohibited Services

The following services, as more fully described in Regulation S-X, Rule 2-01, of the Securities and Exchange Commission, are Prohibited Services; provided however, that the services described in items 1 through 5 are not Prohibited Services if it is reasonable to conclude that the results of such services will not be subject to audit procedures during an audit of the Corporation's financial statements:

1. Bookkeeping or other services related to the accounting records or financial statements
2. Financial information systems design and implementation
3. Appraisal or valuation services, fairness opinions, or contribution-in-kind reports
4. Actuarial services
5. Internal audit outsourcing services
6. Management functions or human resources
7. Broker or dealer, investment adviser, or investment banking services
8. Legal services and expert services unrelated to the audit
9. Any other services that the PCAOB determines, by regulation, to impair independence

Appendix B

Executive Officers

The following table sets forth the names of our executive officers and their positions. "AIC" refers to Allstate Insurance Company.

Name	Principal Positions and Offices Held
Thomas J. Wilson	Chairman of the Board, President, and Chief Executive Officer of The Allstate Corporation and of AIC. Mr. Wilson is also a director of The Allstate Corporation.
Catherine S. Brune	Senior Vice President of AIC (Chief Information Officer).
Don Civgin	Senior Vice President and Chief Financial Officer of The Allstate Corporation and of AIC.
Frederick F. Cripe	Senior Vice President of AIC.
James D. DeVries	Senior Vice President of AIC (Human Resources).
Judith P. Greffin	Senior Vice President and Chief Investment Officer of AIC.
Joseph P. Lacher	President Allstate Protection–Senior Vice President of AIC.
Mark R. LaNeve	Senior Vice President and Chief Marketing Officer of AIC.
Michele C. Mayes	Senior Vice President and General Counsel of The Allstate Corporation and Senior Vice President, General Counsel, and Assistant Secretary of AIC (Chief Legal Officer).
Samuel H. Pilch	Controller of The Allstate Corporation and Group Vice President and Controller of AIC.
Joseph J. Richardson	Senior Vice President of AIC (Allstate Protection Distribution).
Michael J. Roche	Senior Vice President of AIC (Claims).
Steven P. Sorenson	Senior Vice President of AIC (Allstate Protection Product Operations).
Joan H. Walker	Senior Vice President of AIC (Corporate Relations).
Matthew E. Winter	President and Chief Executive Officer Allstate Financial–Senior Vice President of AIC.

The following performance graph compares the performance of Allstate common stock total return during the five-year period from December 31, 2004, through December 31, 2009, with the performance of the S&P 500 Property/Casualty Index and the S&P 500 Index. The graph plots the cumulative changes in value of an initial $100 investment as of December 31, 2004, over the indicated time periods, assuming all dividends are reinvested quarterly.


Allstate
S&P P/C
S&P 500
150
125
100
75
50
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09

Value at each year-end of a $100 initial investment made on December 31, 2004

	12/31/04	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**
Allstate	$100.00	$107.02	$131.64	$108.67	$ 71.57	$ 67.38
S&P P/C	$100.00	$114.97	$129.50	$112.66	$ 79.82	$ 89.25
S&P 500	$100.00	$104.83	$121.20	$127.85	$ 81.12	$102.15

Definitions of Non-GAAP Measures

Measures that are not based on accounting principles generally accepted in the United States of America ("non-GAAP") are defined and reconciled to the most directly comparable GAAP measure. We believe that investors' understanding of Allstate's performance is enhanced by our disclosure of the following non-GAAP measures. Our methods for calculating these measures may differ from those used by other companies and therefore comparability may be limited.

DEFINITION OF OPERATING INCOME Operating income is net income (loss), excluding:

- realized capital gains and losses, after-tax, except for periodic settlements and accruals on non-hedge derivative instruments, which are reported with realized capital gains and losses but included in operating income,
- amortization of deferred policy acquisition costs ("DAC") and deferred sales inducements ("DSI"), to the extent they resulted from the recognition of certain realized capital gains and losses,
- gain (loss) on disposition of operations, after-tax, and
- adjustments for other significant non-recurring, infrequent or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, or (b) there has been no similar charge or gain within the prior two years.

Net income (loss) is the GAAP measure that is most directly comparable to operating income.

We use operating income as an important measure to evaluate our results of operations. We believe that the measure provides investors with a valuable measure of the company's ongoing performance because it reveals trends in our insurance and financial services business that may be obscured by the net effect of realized capital gains and losses, gain (loss) on disposition of operations and adjustments for other significant non-recurring, infrequent or unusual items. Realized capital gains and losses and gain (loss) on disposition of operations may vary significantly between periods and are generally driven by business decisions and external economic developments such as capital market conditions, the timing of which is unrelated to the insurance underwriting process. Consistent with our intent to protect results or earn additional income, operating income includes periodic settlements and accruals on certain derivative instruments that are reported in realized capital gains and losses because they do not qualify for hedge accounting or are not designated as hedges for accounting purposes. These instruments are used for economic hedges and to replicate fixed income securities, and by including them in operating income, we are appropriately reflecting their trends in our performance and in a manner consistent with the economically hedged investments, product attributes (e.g. net investment income and interest credited to contractholder funds) or replicated investments. Non-recurring items are excluded because, by their nature, they are not indicative of our business or economic trends. Accordingly, operating income excludes the effect of items that tend to be highly variable from period to period and highlights the results from ongoing operations and the underlying profitability of our business. A byproduct of excluding these items to determine operating income is the transparency and understanding of their significance to net income variability and profitability while recognizing these or similar items may recur in subsequent periods. Operating income is used by management along with the other components of net income (loss) to assess our performance. We use adjusted measures of operating income and operating income per diluted share in incentive compensation. Therefore, we believe it is useful for investors to evaluate net income (loss), operating income and their components separately and in the aggregate when reviewing and evaluating our performance. We note that investors, financial analysts, financial and business media organizations and rating agencies utilize operating income results in their evaluation of our and our industry's financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the company and management's performance. We note that the price to earnings multiple commonly used by insurance investors as a forward-looking valuation technique uses operating income as the denominator. Operating income should not be considered as a substitute for net income (loss) and does not reflect the overall profitability of our business.

The following table reconciles operating income and net income (loss) for the years ended December 31.

($ in millions)	2009	2008
Operating income	$1,881	$ 1,758
Realized capital gains and losses	(583)	(5,090)
Income tax (expense) benefit	(45)	1,779
Realized capital gains and losses, after-tax	(628)	(3,311)
DAC and DSI (amortization) accretion relating to realized capital gains and losses, after-tax	(177)	385
DAC and DSI unlocking relating to realized capital gains and losses, after-tax	(224)	(274)
Non-recurring charge for DAC, after-tax	—	(219)
Reclassification of periodic settlements and accruals on non-hedge derivative instruments, after-tax	(2)	(14)
Gain (loss) on disposition of operations, after-tax	4	(4)
Net income (loss)	$ 854	$(1,679)

DEFINITION OF UNDERLYING COMBINED RATIO Combined ratio excluding the effect of catastrophes and prior year reserve reestimates ("underlying combined ratio") is a non-GAAP ratio, which is computed as the difference between three GAAP operating ratios: the combined ratio, the effect of catastrophes on the combined ratio and the effect of prior year non-catastrophe reserve reestimates on the combined ratio. The most directly comparable GAAP measure is the combined ratio. We believe that this ratio is useful to investors and it is used by management to reveal the trends in our Property-Liability business that may be obscured by catastrophe losses and prior year reserve reestimates. These catastrophe losses cause our loss trends to vary significantly between periods as a result of their incidence of occurrence and magnitude, and can have a significant impact on the combined ratio. Prior year reserve reestimates are caused by unexpected loss development on historical reserves. We believe it is useful for investors to evaluate these components separately and in the aggregate when reviewing our underwriting performance. We also provide it to facilitate a comparison to our outlook on the 2009 combined ratio excluding the effect of catastrophe losses and prior year reserve reestimates. The combined ratio excluding the effect of catastrophes and prior year reserve reestimates should not be considered a substitute for the combined ratio and does not reflect the overall underwriting profitability of our business. The following table reconciles the Property-Liability combined ratio excluding the effect of catastrophes and prior year reserve reestimates to the combined ratio.

	Year ended December 31,	
	2009	**2008**
Combined ratio excluding the effect of catastrophes and prior year reserve reestimates ("underlying combined ratio")	88.1	86.8
Effect of catastrophe losses	7.9	12.4
Effect of prior year non-catastrophe reserve reestimates	0.2	0.2
Combined ratio	**96.2**	**99.4**

Underwriting margin is calculated as 100% minus the combined ratio.

2009 Annual Report

RISK FACTORS

This document contains "forward-looking statements" that anticipate results based on our estimates, assumptions and plans that are subject to uncertainty. These statements are made subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. We assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

These forward-looking statements do not relate strictly to historical or current facts and may be identified by their use of words like "plans," "seeks," "expects," "will," "should," "anticipates," "estimates," "intends," "believes," "likely," "targets" and other words with similar meanings. These statements may address, among other things, our strategy for growth, catastrophe exposure management, product development, investment results, regulatory approvals, market position, expenses, financial results, litigation and reserves. We believe that these statements are based on reasonable estimates, assumptions and plans. However, if the estimates, assumptions or plans underlying the forward-looking statements prove inaccurate or if other risks or uncertainties arise, actual results could differ materially from those communicated in these forward-looking statements.

In addition to the normal risks of business, we are subject to significant risks and uncertainties, including those listed below, which apply to us as an insurer and a provider of other financial services. These risks constitute our cautionary statements under the Private Securities Litigation Reform Act of 1995 and readers should carefully review such cautionary statements as they identify certain important factors that could cause actual results to differ materially from those in the forward-looking statements and historical trends. These cautionary statements are not exclusive and are in addition to other factors discussed elsewhere in this document, in our filings with the Securities and Exchange Commission ("SEC") or in materials incorporated therein by reference.

Risks Relating to the Property-Liability business

As a property and casualty insurer, we may face significant losses from catastrophes and severe weather events

Because of the exposure of our property and casualty business to catastrophic events, our operating results and financial condition may vary significantly from one period to the next. Catastrophes can be caused by various natural and man-made disasters, including earthquakes, volcanoes, wildfires, tornadoes, hurricanes, tropical storms and certain types of terrorism. We may incur catastrophe losses in our auto and property business in excess of: (1) those experienced in prior years (2) those that we project would be incurred based on hurricane and earthquake losses which have a one percent probability of occurring on an annual aggregate countrywide basis (3) those that external modeling firms estimate would be incurred based on other levels of probability (4) the average expected level used in pricing or (5) our current reinsurance coverage limits. Despite our catastrophe management programs, we are exposed to catastrophes that could have a material adverse effect on operating results and financial condition. For example, our historical catastrophe experience includes losses relating to Hurricane Katrina in 2005 totaling $3.6 billion, the Northridge earthquake of 1994 totaling $2.1 billion and Hurricane Andrew in 1992 totaling $2.3 billion. We are also exposed to assessments from the California Earthquake Authority and various state-created catastrophe insurance facilities, and to losses that could surpass the capitalization of these facilities. Our liquidity could be constrained by a catastrophe, or multiple catastrophes, which result in extraordinary losses or a downgrade of our debt or financial strength ratings.

In addition, we are subject to claims arising from weather events such as winter storms, rain, hail and high winds. The incidence and severity of weather conditions are largely unpredictable. There is generally an increase in the frequency and severity of auto and property claims when severe weather conditions occur.

The nature and level of catastrophes in any period cannot be predicted and could be material to our operating results and financial condition

Along with others in the industry, we use models developed by third party vendors in assessing our property exposure to catastrophe losses. These models assume various conditions and probability scenarios. Such models do not necessarily accurately predict future losses or accurately measure losses currently incurred. Catastrophe models, which have been evolving since the early 1990s, use historical information about hurricanes and earthquakes and also utilize detailed information about our in-force business. While we use this information in connection with our pricing and risk management activities, there are limitations with respect to its usefulness in predicting losses in any reporting period. These limitations are evident in significant variations in estimates between models and modelers, material increases and decreases in model results due to changes and refinements of the underlying data elements, assumptions which lead to questionable predictive capability, and actual event conditions that have not been well understood previously and not incorporated into the models. In addition, the models are not necessarily reflective of actual demand surge, loss adjustment expenses and the occurrence of mold losses, which are subject to wide variation by event or location.

Impacts of catastrophes and our catastrophe management strategy may adversely affect premium growth

Due to our catastrophe risk management efforts, the size of our homeowners business has been negatively impacted and may continue to be negatively impacted if we take further actions. Homeowners premium growth rates and retention could be more adversely impacted than we expect by adjustments to our business structure, size and underwriting practices in markets with significant catastrophe risk exposure. In addition, due to the diminished potential for cross-selling opportunities, new business growth in our auto lines could be lower than expected.

Unanticipated increases in the severity or frequency of claims may adversely affect our operating results and financial condition

Changes in the severity or frequency of claims may affect the profitability of our Allstate Protection segment. Changes in bodily injury claim severity are driven primarily by inflation in the medical sector of the economy and litigation. Changes in auto physical damage claim severity are driven primarily by inflation in auto repair costs, auto parts prices and used car prices. Changes in homeowners claim severity are driven by inflation in the construction industry, in building materials and in home furnishings, and by other economic and environmental factors, including increased demand for services and supplies in areas affected by catastrophes. However, changes in the level of the severity of claims are not limited to the effects of inflation and demand surge in these various sectors of the economy. Increases in claim severity can arise from unexpected events that are inherently difficult to predict. Examples of such events include a decision in 2001 by the Georgia Supreme Court which held that diminished value coverage was included in auto policies under Georgia law and the emergence of mold-related homeowners losses in the state of Texas during 2002. Although we pursue various loss management initiatives in the Allstate Protection segment in order to mitigate future increases in claim severity, there can be no assurances that these initiatives will successfully identify or reduce the effect of future increases in claim severity.

Our Allstate Protection segment may experience volatility in claim frequency from time to time, and short-term trends may not continue over the longer term. A spike in gas prices and a significant decline in miles driven, both of which occurred in 2008, are examples of factors contributing to a short-term frequency change. A significant increase in claim frequency could have an adverse effect on our operating results and financial condition.

Actual claims incurred may exceed current reserves established for claims and may adversely affect our operating results and financial condition

Recorded claim reserves in the Property-Liability business are based on our best estimates of losses, both reported and incurred but not reported ("IBNR"), after considering known facts and interpretations of circumstances. Internal factors are considered including our experience with similar cases, actual claims paid, historical trends involving claim payment patterns, pending levels of unpaid claims, loss management programs, product mix and contractual terms. External factors are also considered which include, but are not limited to, law changes, court decisions, changes to regulatory requirements and economic conditions. Because reserves are estimates of the unpaid portion of losses that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process. The ultimate cost of losses may vary materially from recorded reserves and such variance may adversely affect our operating results and financial condition.

Predicting claim expense relating to asbestos, environmental and other discontinued lines is inherently uncertain and may have a material adverse effect on our operating results and financial condition

The process of estimating asbestos, environmental and other discontinued lines liabilities is complicated by complex legal issues concerning, among other things, the interpretation of various insurance policy provisions and whether those losses are covered, or were ever intended to be covered, and whether losses could be recoverable through retrospectively determined premium, reinsurance or other contractual agreements. Asbestos-related bankruptcies and other asbestos litigation are complex, lengthy proceedings that involve substantial uncertainty for insurers. Actuarial techniques and databases used in estimating asbestos, environmental and other discontinued lines net loss reserves may prove to be inadequate indicators of the extent of probable loss. Ultimate net losses from these discontinued lines could materially exceed established loss reserves and expected recoveries and have a material adverse effect on our operating results and financial condition.

Regulation limiting rate increases and requiring us to underwrite business and participate in loss sharing arrangements may adversely effect our operating results and financial condition

From time to time, political events and positions affect the insurance market, including efforts to suppress rates to a level that may not allow us to reach targeted levels of profitability. For example, if Allstate Protection's loss ratio compares favorably to that of the industry, state regulatory authorities may impose rate rollbacks, require us to pay premium refunds to policyholders, or resist or delay our efforts to raise rates even if the property and casualty industry generally is not experiencing regulatory resistance to rate increases. Such resistance affects our ability, in all product lines, to obtain approval for rate changes that may be required to achieve targeted levels of profitability and returns on equity. Our ability to afford reinsurance required to reduce our catastrophe risk in designated areas may be dependent upon the ability to adjust rates for its cost.

In addition to regulating rates, certain states have enacted laws that require a property-liability insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities and joint underwriting associations or require the insurer to offer coverage to all consumers, often restricting an insurer's ability to charge the price it might otherwise charge. In these markets, we may be compelled to underwrite significant amounts of business at lower than desired rates, possibly leading to an unacceptable return on equity, or as the facilities recognize a financial deficit, they may in turn have the ability to assess participating insurers, adversely affecting our results of operations and financial condition. Laws and regulations of many states also limit an insurer's ability to withdraw from one or more lines of insurance in the state, except pursuant to a plan that is approved by the state insurance department. Additionally, certain states require insurers to participate in guaranty funds for impaired or insolvent insurance companies. These funds periodically assess losses against all insurance companies doing business in the state. Our operating results and financial condition could be adversely affected by any of these factors.

The potential benefits of our sophisticated risk segmentation process may not be fully realized

We believe that pricing sophistication and underwriting (including Strategic Risk Management which, in some situations, considers information that is obtained from credit reports among other factors) has allowed us to be more competitive and operate more profitably. However, because many of our competitors have adopted underwriting criteria and sophisticated pricing models similar to those we use and because other competitors may follow suit, our competitive advantage could decline or be lost. Further, the use of insurance scoring from information that is obtained from credit reports as a factor in underwriting and pricing has at times been challenged by regulators, legislators, litigants and special interest groups in various states. Competitive pressures could also force us to modify our pricing sophistication model. Furthermore, we cannot be assured that these pricing sophistication models will accurately reflect the level of losses that we will ultimately incur.

Allstate Protection's operating results and financial condition may be adversely affected by the cyclical nature of the property and casualty business

The property and casualty market is cyclical and has experienced periods characterized by relatively high levels of price competition, less restrictive underwriting standards and relatively low premium rates, followed by periods of relatively lower levels of competition, more selective underwriting standards and relatively high premium rates. A downturn in the profitability cycle of the property and casualty business could have a material adverse effect on our operating results and financial condition.

Risks Relating to the Allstate Financial Segment

Changes in underwriting and actual experience could materially affect profitability and financial condition

Our product pricing includes long-term assumptions regarding investment returns, mortality, morbidity, persistency and operating costs and expenses of the business. We establish target returns for each product based upon these factors and the average amount of capital that we must hold to support in-force contracts taking into account rating agencies and regulatory requirements. We monitor and manage our pricing and overall sales mix to achieve target new business returns on a portfolio basis, which could result in the discontinuation or de-emphasis of products or distribution relationships and a decline in sales. Profitability from new business emerges over a period of years depending on the nature and life of the product and is subject to variability as actual results may differ from pricing assumptions. Additionally, many of our products have fixed or guaranteed terms that limit our ability to increase revenues or reduce benefits, including credited interest, once the product has been issued.

Our profitability in this segment depends on the adequacy of investment spreads, the management of market and credit risks associated with investments, the sufficiency of premiums and contract charges to cover mortality and morbidity benefits, the persistency of policies to ensure recovery of acquisition expenses, and the management of operating costs and expenses within anticipated pricing allowances. Legislation and regulation of the insurance marketplace and products could also affect our profitability and financial condition.

Changes in reserve estimates may adversely affect our operating results

Reserve for life-contingent contract benefits is computed on the basis of long-term actuarial assumptions of future investment yields, mortality, morbidity, persistency and expenses. We periodically review the adequacy of these reserves on an aggregate basis and if future experience differs significantly from assumptions, adjustments to reserves and amortization of deferred policy acquisition costs ("DAC") may be required which could have a material adverse effect on our operating results.

Changes in market interest rates may lead to a significant decrease in the sales and profitability of spread-based products

Our ability to manage the Allstate Financial spread-based products, such as fixed annuities and institutional products, is dependent upon maintaining profitable spreads between investment yields and interest crediting rates. When market interest rates decrease or remain at relatively low levels, proceeds from investments that have matured or have been prepaid or sold may be reinvested at lower yields, reducing investment spread. Lowering interest crediting rates on some products in such an environment can partially offset decreases in investment yield. However, these changes could be limited by market conditions, regulatory minimum rates or contractual minimum rate guarantees on many contracts and may not match the timing or magnitude of changes in investment yields. Decreases in the interest crediting rates offered on products in the Allstate Financial segment could make those products less attractive, leading to lower sales and/or changes in the level of policy loans, surrenders and withdrawals. Non-parallel shifts in interest rates, such as increases in short-term rates without accompanying increases in medium- and long-term rates, can influence customer demand for fixed annuities, which could impact the level and profitability of new customer deposits. Increases in market interest rates can also have negative effects on Allstate Financial, for example by increasing the attractiveness of other investments to our customers, which can lead to higher surrenders at a time when the segment's fixed income investment asset values are lower as a result of the increase in interest rates. This could lead to the sale of fixed income securities at a loss. For certain products, principally fixed annuity and interest-sensitive life products, the earned rate on assets could lag behind rising market yields. We may react to market conditions by increasing crediting rates, which could narrow spreads and reduce profitability. Unanticipated surrenders could result in accelerated amortization of DAC or affect the recoverability of DAC and thereby increase expenses and reduce profitability.

Changes in estimates of profitability on interest-sensitive life, fixed annuities and other investment products may adversely affect our profitability and financial condition through the amortization of DAC

DAC related to interest-sensitive life, fixed annuities and other investment contracts is amortized in proportion to actual historical gross profits and estimated future gross profits ("EGP") over the estimated lives of the contracts. The principal assumptions for determining the amount of EGP are investment returns, including capital gains and losses on assets supporting contract liabilities, interest crediting rates to contractholders, and the effects of persistency, mortality, expenses, and hedges if applicable. Updates to these assumptions (commonly referred to as "DAC unlocking") could adversely affect our profitability and financial condition. In 2009, DAC unlocking resulted in increased amortization of DAC of $277 million. In addition in periods when actual gross profits are negative, recapitalization ("negative amortization") of DAC is only recorded when determined to be recoverable based on specific facts and circumstances.

Examples of such situations include the world wide financial crisis, which resulted in an unprecedented level of realized capital losses. A principal assumption change impacting EGP and the related DAC amortization was an increase in the level of expected realized capital losses in 2009 and 2010. This resulted in the majority of the market value adjusted annuity DAC balance being reduced to zero since the products in force were estimated to have no gross profits. Market value adjusted annuity DAC will not be recapitalized while there are no estimated gross profits. Facts and circumstances may lead to other situations where DAC is not recapitalized. Accordingly, judgments regarding the recognition of Allstate Financial's DAC amortization may adversely affect profitability and financial condition.

Narrowing the focus of our product offerings and reducing our concentration in fixed annuities and funding agreements may adversely affect reported results

We have been pursuing strategies to narrow our product offerings and reduce our concentration in fixed annuities and funding agreements. Lower new sales of these products, as well as our ongoing risk mitigation and return optimization programs, could negatively impact investment portfolio levels and DAC amortization, complicate settlement of expiring contracts including forced sales of assets with unrealized capital losses, and affect goodwill impairment testing and insurance reserves deficiency testing.

A loss of key product distribution relationships could materially affect sales and results of operations

Certain products in the Allstate Financial segment are distributed under agreements with other members of the financial services industry that are not affiliated with us. Termination of one or more of these agreements due to, for example, a change in control of one of these distributors or market conditions that make it difficult to achieve our target return on certain products, resulting in relatively uncompetitive pricing, could have a detrimental effect on the sales of Allstate Financial and its results of operations.

Changes in tax laws may decrease sales and profitability of products and adversely affect our financial condition

Under current federal and state income tax law, certain products we offer, primarily life insurance and annuities, receive favorable tax treatment. This favorable treatment may give certain of our products a competitive advantage over noninsurance products. Congress from time to time considers legislation that would reduce or eliminate the favorable policyholder tax treatment currently applicable to life insurance and annuities. Congress also considers proposals to reduce the taxation of certain products or investments that may compete with life insurance and annuities. Legislation that increases the taxation on insurance products or reduces the taxation on competing products could lessen the advantage or create a disadvantage for certain of our products making them less competitive. Such proposals, if adopted, could have a material adverse effect on our profitability and financial condition or ability to sell such products and could result in the surrender of some existing contracts and policies. In addition, changes in the federal estate tax laws could negatively affect the demand for the types of life insurance used in estate planning.

Risks Relating to Investments

We are subject to market risk and declines in credit quality which may adversely impact investment income, cause additional realized losses, and cause increased unrealized losses

Although we continually reevaluate our risk mitigation and return optimization programs, we remain subject to the risk that we will incur losses due to adverse changes in interest rates, credit spreads, equity prices, commodity prices or foreign currency exchange rates. Our primary market risk exposures are to changes in interest rates, credit spreads and equity prices and, to a lesser degree, changes in foreign currency exchange rates and commodity prices. We are subject to potential declines in credit quality related to specific issuers or specific industries or related to a general weakening in the economy, which are typically reflected through credit spreads. Credit spread is the additional yield on fixed income securities above the risk-free rate (typically defined as the yield on U.S. Treasury securities) that market participants require to compensate them for assuming credit, liquidity and/or prepayment risks. Credit spreads vary (i.e. increase or decrease) in response to the market's perception of risk and liquidity in a specific issuer or specific sector. Although we use derivative financial instruments to manage these risks, the effectiveness of such instruments is subject to the same risks.

A decline in market interest rates or credit spreads could have an adverse effect on our investment income as we invest cash in new investments that may earn less than the portfolio's average yield. In a declining interest rate environment, borrowers may prepay or redeem securities more quickly than expected as they seek to refinance at lower rates. A decline could also lead us to purchase longer-term or riskier assets in order to obtain adequate investment yields resulting in a duration gap when compared to the duration of liabilities. An increase in market interest rates or credit spreads could have an adverse effect on the value of our investment portfolio by decreasing the fair values of the fixed income securities that comprise a substantial majority of our investment portfolio. A declining equity market could also cause the investments in our pension plans to decrease or decreasing interest rates could cause the funding target and the projected benefit obligation of our pension plans or the accumulated benefit obligation of our other postretirement benefit plans to increase, either or both resulting in a decrease in the funded status of the plans and a reduction of shareholders' equity, increases in pension and other postretirement benefit expense and increases in required contributions to the pension plans. A decline in the quality of our investment portfolio as a result of adverse economic conditions or otherwise could cause additional realized losses on securities, including realized losses relating to equity and derivative strategies.

Deteriorating financial performance impacting securities collateralized by residential and commercial mortgage loans, collateralized corporate loans, and commercial mortgage loans may lead to write-downs and impact our results of operations and financial condition

Changes in residential or commercial mortgage delinquencies or recovery rates, corporate loan delinquencies or recovery rates, declining real estate prices, changes in credit or bond insurer strength ratings and the quality of service provided by service providers on securities in our portfolios could lead us to determine that write-downs are necessary in the future.

The impact of our investment strategies may be adversely affected by developments in the financial markets

The impact of our investment portfolio risk mitigation and return optimization programs may be adversely affected by unexpected developments in the financial markets. For example, derivative contracts may result in coverage that is not as effective as intended thereby leading to the recognition of losses without the recognition of gains expected to mitigate the losses.

Concentration of our investment portfolios in any particular segment of the economy may have adverse effects on our operating results and financial condition

The concentration of our investment portfolios in any particular industry, collateral type, group of related industries or geographic sector could have an adverse effect on our investment portfolios and consequently on our results of operations and financial condition. Events or developments that have a negative impact on any particular industry, group of related industries or geographic region may have a greater adverse effect on the investment portfolios to the extent that the portfolios are concentrated rather than diversified.

The determination of the amount of realized capital losses recorded for impairments of our investments is highly subjective and could materially impact our operating results and financial condition

The determination of the amount of realized capital losses recorded for impairments vary by investment type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. We update evaluations regularly and reflect changes in realized capital gains and losses from impairments in operating results if such changes are determined to be other than temporary. The assessment of whether impairments have occurred is based on our case-by-case evaluation of the underlying reasons for the decline in fair value. The amortized cost or cost of our fixed income and equity securities is adjusted for impairments in value deemed to be other than temporary in the period in which the determination is made and recorded in earnings as such evaluations are revised. There can be no assurance that we have accurately assessed the level of or amounts recorded for impairments taken in our financial statements. Furthermore, additional impairments may need to be recorded in the future. Historical trends may not be indicative of future impairments. For example, the amortized cost or cost of our fixed income and equity securities is adjusted for impairments in value deemed to be other than temporary in the period in which the determination is made and recorded in earnings. The assessment of whether impairments have occurred is based on our case-by-case evaluation of the underlying reasons for the decline in fair value.

The determination of the fair value of our fixed income and equity securities results in unrealized net capital gains and losses and is highly subjective and could materially impact our operating results and financial condition

In determining fair values we generally utilize market transaction data for the same or similar instruments. The degree of management judgment involved in determining fair values is inversely related to the availability of market observable information. The fair value of assets and liabilities may differ from the actual amount received upon sale of an asset or the actual amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. Moreover, the use of different valuation assumptions may have a material effect on the assets' and liabilities' fair values. The difference between amortized cost or cost and fair value, net of deferred income taxes, certain life and annuity DAC, certain deferred sales inducement costs ("DSI"), and certain reserves for life-contingent contract benefits, is reflected as a component of accumulated other comprehensive income in shareholders' equity. Changing market conditions could materially effect the determination of the fair value of securities and unrealized net capital gains and losses could vary significantly. Determining fair value is highly subjective and could materially impact our operating results and financial condition.

Risks Relating to the Insurance Industry

Our future results are dependent in part on our ability to successfully operate in an insurance industry that is highly competitive

The insurance industry is highly competitive. Our competitors include other insurers and, because some of our products include a savings or investment component, securities firms, investment advisers, mutual funds, banks and other financial institutions. Many of our competitors have well-established national reputations and market similar products. Because of the competitive nature of the insurance industry, including competition for producers such as exclusive and independent agents, there can be no assurance that we will continue to effectively compete with our industry rivals, or that competitive pressures will not have a material adverse effect on our business, operating results or financial condition. Furthermore, certain competitors operate using a mutual insurance company structure and therefore may have dissimilar profitability and return targets. Our ability to successfully operate may also be impaired if we are not effective in filling critical leadership positions, in developing the talent and skills of our human resources, in assimilating new executive talent into our organization, or in deploying human resource talent consistently with our business goals.

Difficult conditions in the economy generally could adversely affect our business and operating results

Some economists continue to project significant negative macroeconomic trends, including relatively high and sustained unemployment, reduced consumer spending, lower home prices, and substantial increases in delinquencies on consumer debt, including defaults on home mortgages. Moreover, recent disruptions in the financial markets, particularly the reduced availability of credit and tightened lending requirements, have impacted the ability of borrowers to refinance loans at more affordable rates. As with most businesses, we believe difficult conditions in the economy could have an adverse effect on our business and operating results.

General economic conditions could adversely affect us in the form of consumer behavior and pressure investment results. Consumer behavior could include decreased demand for our products. For example, as consumers purchase fewer automobiles, our sales of auto insurance may decline. Also, as consumers become more cost conscious, they may choose lower levels of auto and homeowners insurance. In 2009, declining new car sales and continued weakness in the housing market contributed to lower policies in force. In addition, holders of some of our life insurance and annuity products may engage in an elevated level of discretionary withdrawals of contractholder funds. Our investment results could be adversely affected as deteriorating financial and business conditions affecting the issuers of the securities in our investment portfolio.

There can be no assurance that actions of the U.S. federal government, Federal Reserve and other governmental and regulatory bodies for the purpose of stabilizing the financial markets and stimulating the economy will achieve the intended effect

In response to the financial crises affecting the banking system, the financial markets and the broader economy over the past two years, the U.S. federal government, the Federal Reserve and other governmental and regulatory bodies have taken actions to address such conditions including, among other things, purchasing mortgage-backed and other securities from financial institutions, investing directly in banks, thrifts and bank and savings and loan holding companies and increasing federal spending to stimulate the economy. While it appears the economy is pulling out of recession, stabilization has been uneven and a sluggish recovery is expected. There can be no assurance as to the long term impact such actions will have on the financial markets or on economic conditions, including potential inflationary affects. Continued volatility and any further economic deterioration could materially and adversely affect our business, financial condition and results of operations.

Losses from litigation may be material to our operating results or cash flows and financial condition

As is typical for a large company, we are involved in various legal actions, including class action litigation challenging a range of company practices and coverage provided by our insurance products. In the event of an unfavorable outcome in one or more of these matters, the ultimate liability may be in excess of amounts currently reserved and may be material to our operating results or cash flows for a particular quarter or annual period and to our financial condition.

We are subject to extensive regulation and potential further restrictive regulation may increase our operating costs and limit our growth

As insurance companies, broker-dealers, investment advisers and/or investment companies, many of our subsidiaries are subject to extensive laws and regulations. These laws and regulations are complex and subject to change. Moreover, they are administered and enforced by a number of different governmental authorities, including state insurance regulators, state securities administrators, the SEC, the FINRA, the U.S. Department of Justice, and state attorneys general, each of which exercises a degree of interpretive latitude. Consequently, we are subject to the risk that compliance with any particular regulator's or enforcement authority's interpretation of a legal issue may not result in compliance with another's interpretation of the same issue, particularly when compliance is judged in hindsight. In addition, there is risk that any particular regulator's or enforcement authority's interpretation of a legal issue may change over time to our detriment, or that changes in the overall legal environment may, even absent any particular regulator's or enforcement authority's interpretation of a legal issue changing, cause us to change our views regarding the actions we need to take from a legal risk management perspective, thus necessitating changes to our practices that may, in some cases, limit our ability to grow and improve the profitability of our business. Furthermore, in some cases, these laws and regulations are designed to protect or benefit the interests of a specific constituency rather than a range of constituencies. For example, state insurance laws and regulations are generally intended to protect or benefit purchasers or users of insurance products, not holders of securities issued by The Allstate Corporation. In many respects, these laws and regulations limit our ability to grow and improve the profitability of our business.

In recent years, the state insurance regulatory framework has come under public scrutiny and members of Congress have discussed proposals to provide for federal chartering of insurance companies. We can make no assurances regarding the potential impact of state or federal measures that may change the nature or scope of insurance regulation.

Proposed regulatory reforms, and the more stringent application of existing regulations, may make it more expensive for us to conduct our business

The federal government has released a set of proposed regulatory reforms with respect to financial services entities. As part of a larger effort to strengthen the regulation of the financial services market, the proposal outlines certain reforms applicable to the insurance industry, including the establishment of an Office of National Insurance within the Treasury Department. The reforms could also increase the regulation of large insurance conglomerates whose failure could pose a systemic risk to the financial system. In addition, the federal government has issued a set of principles for reforming the U.S. and international regulatory capital framework for banking firms.

We are a diversified unitary savings and loan holding company for Allstate Bank, a federal stock savings bank and a member of the Federal Deposit Insurance Corporation ("FDIC"). The principal supervisory authority for the diversified unitary savings and loan holding company activities and the bank is the Office of Thrift Supervision ("OTS"). We are subject to OTS regulation, examination, supervision and reporting requirements and its enforcement authority. Among other things, this permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the financial safety, soundness and stability of Allstate Bank.

Any additional legislation or regulatory requirements imposed upon us in connection with the federal government proposed regulatory reforms or arising from the principles for reforming the U.S. and international regulatory capital framework for banking firms, and any more stringent enforcement of existing regulations by federal authorities, may make it more expensive for us to conduct our business.

Reinsurance may be unavailable at current levels and prices, which may limit our ability to write new business

Our personal lines catastrophe reinsurance program was designed, utilizing our risk management methodology, to address our exposure to catastrophes nationwide. Market conditions beyond our control impact the availability and cost of the reinsurance we purchase. No assurances can be made that reinsurance will remain continuously available to us to the same extent and on the same terms and rates as is currently available. For example, our ability to afford reinsurance to reduce our catastrophe risk in designated areas may be dependent upon our ability to adjust premium rates for its cost, and there are no assurances that the terms and rates for our current reinsurance program will continue to be available next year. If we were unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient and at prices that we consider acceptable, we would have to either accept an increase in our exposure risk, reduce our insurance writings, or develop or seek other alternatives.

Reinsurance subjects us to the credit risk of our reinsurers and may not be adequate to protect us against losses arising from ceded insurance, which could have a material adverse effect on our operating results and financial condition

The collectability of reinsurance recoverables is subject to uncertainty arising from a number of factors, including changes in market conditions, whether insured losses meet the qualifying conditions of the reinsurance contract and whether reinsurers, or their affiliates, have the financial capacity and willingness to make payments under the terms of a reinsurance treaty or contract. Our inability to collect a material recovery from a reinsurer could have a material adverse effect on our operating results and financial condition.

A large scale pandemic, the continued threat of terrorism or ongoing military actions may have an adverse effect on the level of claim losses we incur, the value of our investment portfolio, our competitive position, marketability of product offerings, liquidity and operating results

A large scale pandemic, the continued threat of terrorism, within the United States and abroad, or ongoing military and other actions and heightened security measures in response to these types of threats, may cause significant volatility and losses in our investment portfolio from declines in the equity markets and from interest rate changes in the United States, Europe and elsewhere, and result in loss of life, property damage, disruptions to commerce and reduced economic activity. Some of the assets in our investment portfolio may be adversely affected by declines in the equity markets and reduced economic activity caused by a large scale pandemic or the continued threat of terrorism. We seek to mitigate the potential impact of terrorism on our commercial mortgage portfolio by limiting geographical concentrations in key metropolitan areas and by requiring terrorism insurance to the extent that it is commercially available. Additionally, in the Allstate Protection and Allstate Financial business segments, a large scale pandemic or terrorist act could have a material adverse effect on the sales, profitability, competitiveness, marketability of product offerings, liquidity, and operating results.

A downgrade in our financial strength ratings may have an adverse effect on our competitive position, the marketability of our product offerings, and our liquidity, operating results and financial condition

Financial strength ratings are important factors in establishing the competitive position of insurance companies and generally have an effect on an insurance company's business. On an ongoing basis, rating agencies review the financial performance and condition of insurers and could downgrade or change the outlook on an insurer's ratings due to, for example, a change in an insurer's statutory capital; a change in a rating agency's determination of the amount of risk-adjusted capital required to maintain a particular rating; an increase in the perceived risk of an insurer's investment portfolio; a reduced confidence in management or a host of other considerations that may or may not be under the insurer's control. The current insurance financial strength ratings of Allstate Insurance Company are A+, AA- and Aa3 from A.M. Best, Standard & Poor's and Moody's, respectively. The current insurance financial strength ratings of Allstate Life Insurance Company are A+, AA- and A1 from A.M. Best, Standard & Poor's and Moody's, respectively. The Allstate Corporation currently maintains a senior debt rating of a-, A- and A3 from A.M. Best, Standard & Poor's and Moody's, respectively. Several other affiliates have been assigned their own financial strength ratings by one or more rating agencies. Because all of these ratings are subject to continuous review, the retention of these ratings cannot be assured. A downgrade in any of these ratings could have a material adverse effect on our sales, our competitiveness, the marketability of our product offerings, and our liquidity, operating results and financial condition.

Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs or our ability to obtain credit on acceptable terms

The capital and credit markets have been experiencing extreme volatility and disruption. In some cases, the markets have exerted downward pressure on the availability of liquidity and credit capacity. In the event that we need access to additional capital to pay our operating expenses, make payments on our indebtedness, pay for capital expenditures or fund acquisitions, our ability to obtain such capital may be limited and the cost of any such capital may be significant. Our access to additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the overall availability of credit to our industry, our credit ratings and credit capacity, as well as lenders' perception of our long- or short-term financial prospects. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. If a combination of these factors were to occur, our internal sources of liquidity may prove to be insufficient and in such case, we may not be able to successfully obtain additional financing on favorable terms.

Changes in accounting standards issued by the Financial Accounting Standards Board ("FASB") or other standard-setting bodies may adversely affect our results of operations and financial condition

Our financial statements are subject to the application of generally accepted accounting principles, which are periodically revised, interpreted and/or expanded. Accordingly, we are required to adopt new guidance or interpretations, or could be subject to existing guidance as we enter into new transactions, which may have a material adverse effect on our results of operations and financial condition that is either unexpected or has a greater impact than expected. For a description of changes in accounting standards that are currently pending and, if known, our estimates of their expected impact, see Note 2 of the consolidated financial statements.

The change in our unrecognized tax benefit during the next 12 months is subject to uncertainty

We have disclosed our estimate of net unrecognized tax benefits and the reasonably possible increase or decrease in its balance during the next 12 months in Note 14 of the consolidated financial statements. However, actual results may differ from our estimate for reasons such as changes in our position on specific issues, developments with respect to the governments' interpretations of income tax laws or changes in judgment resulting from new information obtained in audits or the appeals process.

The realization of deferred tax assets is subject to uncertainty

The realization of our deferred tax assets, net of valuation allowances, is based on our assumption that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes. However, actual results may differ from our assumptions if adequate levels of taxable income are not attained.

The ability of our subsidiaries to pay dividends may affect our liquidity and ability to meet our obligations

The Allstate Corporation is a holding company with no significant operations. The principal asset is the stock of its subsidiaries. State insurance regulatory authorities limit the payment of dividends by insurance subsidiaries, as described in Note 15 of the consolidated financial statements. In addition, competitive pressures generally require the subsidiaries to maintain insurance financial strength ratings. These restrictions and other regulatory requirements affect the ability of the subsidiaries to make dividend payments. Limits on the ability of the subsidiaries to pay dividends could adversely affect our liquidity, including our ability to pay dividends to shareholders, service our debt, and complete share repurchase programs in the timeframe expected.

The occurrence of events unanticipated in our disaster recovery systems and management continuity planning or a support failure from external providers during a disaster could impair our ability to conduct business effectively

In the event of a disaster such as a natural catastrophe, an industrial accident, a terrorist attack or war, events unanticipated in our disaster recovery systems or a support failure from external providers could have an adverse impact on our ability to conduct business and on our results of operations and financial condition, particularly if those events affect our computer-based data processing, transmission, storage, and retrieval systems. In the event that a significant number of our managers could be unavailable in the event of a disaster, our ability to effectively conduct our business could be severely compromised.

Changing climate conditions may adversely affect our financial condition, profitability or cash flows

Allstate recognizes the scientific view that the world is getting warmer. Climate change, to the extent it produces rising temperatures and changes in weather patterns, could impact the frequency or severity of weather events and wildfires, the affordability and availability of homeowners insurance, and the results for our Allstate Protection segment. To the extent that climate change impacts mortality rates and those changes do not match the long-term mortality assumptions in our product pricing, the results for our Allstate Financial segment would be impacted.

Loss of key vendor relationships could affect our operations

We rely on services and products provided by many vendors in the United States and abroad. These include, for example, vendors of computer hardware and software and vendors of services such as claim adjustment services and human resource benefits management services. In the event that one or more of our vendors suffers a bankruptcy or otherwise becomes unable to continue to provide products or services, we may suffer operational impairments and financial losses.

5-YEAR SUMMARY OF SELECTED FINANCIAL DATA

($ in millions, except per share data and ratios)	2009	2008	2007	2006	2005
Consolidated Operating Results					
Insurance premiums and contract charges	$ 28,152	$ 28,862	$ 29,099	$ 29,333	$ 29,088
Net investment income	4,444	5,622	6,435	6,177	5,746
Realized capital gains and losses	(583)	(5,090)	1,235	286	549
Total revenues	32,013	29,394	36,769	35,796	35,383
Net income (loss)	854	(1,679)	4,636	4,993	1,765
Net income (loss) per share:					
Net income (loss) per share – basic [1]	1.58	(3.06)	7.80	7.88	2.67
Net income (loss) per share – diluted [1]	1.58	(3.06)	7.76	7.83	2.65
Cash dividends declared per share	0.80	1.64	1.52	1.40	1.28
Consolidated Financial Position					
Investments	$ 99,833	$ 95,998	$118,980	$119,757	$118,297
Total assets	132,652	134,798	156,408	157,554	156,072
Reserves for claims and claims expense, life-contingent contract benefits and contractholder funds	84,659	90,750	94,052	93,683	94,639
Short-term debt	—	—	—	12	413
Long-term debt	5,910	5,659	5,640	4,650	4,887
Shareholders' equity	16,692	12,641	21,851	21,846	20,186
Shareholders' equity per diluted share [1]	30.84	23.47	38.54	34.80	31.01
Equity	16,721	12,673	21,902	21,937	20,186
Property-Liability Operations					
Premiums earned	$ 26,194	$ 26,967	$ 27,233	$ 27,369	$ 27,039
Net investment income	1,328	1,674	1,972	1,854	1,791
Net income	1,543	228	4,258	4,614	1,431
Operating ratios [2]					
Claims and claims expense ("loss") ratio	71.6	74.4	64.9	58.5	78.3
Expense ratio	24.6	25.0	24.9	25.1	24.1
Combined ratio	96.2	99.4	89.8	83.6	102.4
Allstate Financial Operations					
Premiums and contract charges	$ 1,958	$ 1,895	$ 1,866	$ 1,964	$ 2,049
Net investment income	3,064	3,811	4,297	4,173	3,830
Net (loss) income	(483)	(1,721)	465	464	416
Investments	62,216	61,449	74,256	75,951	75,233

[1] As a result of the adoption of new accounting guidance related to determining whether instruments granted in share-based payment transactions are participating securities in the first quarter of 2009, prior period amounts have been restated.

[2] We use operating ratios to measure the profitability of our Property-Liability results. We believe that they enhance an investor's understanding of our profitability. They are calculated as follows: Claims and claims expense ("loss") ratio is the ratio of claims and claims expense to premiums earned. Loss ratios include the impact of catastrophe losses. Expense ratio is the ratio of amortization of DAC, operating costs and expenses and restructuring and related charges to premiums earned. Combined ratio is the ratio of claims and claims expense, amortization of DAC, operating costs and expenses and restructuring and related charges to premiums earned. The combined ratio is the sum of the loss ratio and the expense ratio. The difference between 100% and the combined ratio represents underwriting income (loss) as a percentage of premiums earned.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

The following discussion highlights significant factors influencing the consolidated financial position and results of operations of The Allstate Corporation (referred to in this document as "we", "our", "us", the "Company" or "Allstate"). It should be read in conjunction with the 5-year summary of selected financial data, consolidated financial statements and related notes found under Part II, Item 6 and Item 8 contained herein. Further analysis of our insurance segments is provided in the Property-Liability Operations (which includes the Allstate Protection and the Discontinued Lines and Coverages segments) and in the Allstate Financial Segment sections of Management's Discussion and Analysis ("MD&A"). The segments are consistent with the way in which we use financial information to evaluate business performance and to determine the allocation of resources.

Allstate is focused on three priorities in 2010: improve customer loyalty, reinvent protection and retirement for the consumer and grow our businesses.

The most important factors we monitor to evaluate the financial condition and performance of our company include:

- For Allstate Protection: premium written, the number of policies in force ("PIF"), retention, price changes, claim frequency (rate of claim occurrence per policy in force) and severity (average cost per claim), catastrophes, loss ratio, expenses, underwriting results and sales of all products and services;
- For Allstate Financial: benefit and investment spread, amortization of deferred policy acquisition costs, expenses, operating income, net income, invested assets, premiums and deposits and new business returns;
- For Investments: credit quality/experience, realized capital gains and losses, investment income, unrealized capital gains and losses, stability of long-term returns, total returns, cash flows, and asset and liability duration; and
- For financial condition: liquidity, parent holding company level deployable invested assets, financial strength ratings, operating leverage, debt leverage, book value per share, and return on equity.

2009 HIGHLIGHTS

- Consolidated net income was $854 million in 2009 compared to a net loss of $1.68 billion in 2008. Net income per diluted share was $1.58 in 2009 compared to net loss per diluted share of $3.06 in 2008.
- Property-Liability net income was $1.54 billion in 2009 compared to $228 million in 2008.
- The Property-Liability combined ratio was 96.2 in 2009 compared to 99.4 in 2008.
- Allstate Financial had a net loss of $483 million in 2009 compared to a net loss of $1.72 billion in 2008.
- Total revenues were $32.01 billion in 2009 compared to $29.39 billion in 2008.
- Property-Liability premiums earned in 2009 totaled $26.19 billion, a decrease of 2.9% from $26.97 billion in 2008.
- Net realized capital losses were $583 million in 2009 compared to net realized capital losses of $5.09 billion in 2008.
- Investments as of December 31, 2009 totaled $99.83 billion, an increase of 4.0% from $96.00 billion as of December 31, 2008. Net investment income in 2009 was $4.44 billion, a decrease of 21.0% from $5.62 billion in 2008.
- Book value per diluted share (ratio of shareholders' equity to total shares outstanding and dilutive potential shares outstanding) was $30.84 as of December 31, 2009, an increase of 31.4% from $23.47 as of December 31, 2008.
- For the twelve months ended December 31, 2009, return on the average of beginning and ending period shareholders' equity was 5.8%, an increase of 15.5 points from (9.7)% for the twelve months ended December 31, 2008.
- At December 31, 2009, we had $16.69 billion in capital. This total included $3.07 billion in deployable invested assets at the parent holding company level.

CONSOLIDATED NET INCOME (LOSS)

($ in millions)	For the years ended December 31,		
	2009	2008	2007
Revenues			
Property-liability insurance premiums	$ 26,194	$ 26,967	$ 27,233
Life and annuity premiums and contract charges	1,958	1,895	1,866
Net investment income	4,444	5,622	6,435
Realized capital gains and losses:			
Total other-than-temporary impairment losses	(2,376)	(3,735)	(310)
Portion of loss recognized in other comprehensive income	457	—	—
Net other-than-temporary impairment losses recognized in earnings	(1,919)	(3,735)	(310)
Sales and other realized capital gains and losses	1,336	(1,355)	1,545
Total realized capital gains and losses	(583)	(5,090)	1,235
Total revenues	32,013	29,394	36,769
Costs and expenses			
Property-liability insurance claims and claims expense	(18,746)	(20,064)	(17,667)
Life and annuity contract benefits	(1,617)	(1,612)	(1,589)
Interest credited to contractholder funds	(2,126)	(2,411)	(2,681)
Amortization of deferred policy acquisition costs	(4,754)	(4,679)	(4,704)
Operating costs and expenses	(3,007)	(3,273)	(3,103)
Restructuring and related charges	(130)	(23)	(29)
Interest expense	(392)	(351)	(333)
Total costs and expenses	(30,772)	(32,413)	(30,106)
Gain (loss) on disposition of operations	7	(6)	(10)
Income tax (expense) benefit	(394)	1,346	(2,017)
Net income (loss)	$ 854	$ (1,679)	$ 4,636
Property-Liability	$ 1,543	$ 228	$ 4,258
Allstate Financial	(483)	(1,721)	465
Corporate and Other	(206)	(186)	(87)
Net income (loss)	$ 854	$ (1,679)	$ 4,636

MD&A

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

- Fair value of financial assets
- Impairment of fixed income and equity securities
- Deferred policy acquisition costs ("DAC") amortization
- Reserve for Property-Liability insurance claims and claims expense estimation
- Reserve for life-contingent contract benefits estimation

In making these determinations, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to our businesses and operations. It is reasonably likely that changes in these estimates could occur from period to period and result in a material impact on our consolidated financial statements.

A brief summary of each of these critical accounting estimates follows. For a more detailed discussion of the effect of these estimates on our consolidated financial statements, and the judgments and assumptions related to these estimates, see the referenced sections of this document. For a complete summary of our significant accounting policies, see Note 2 of the consolidated financial statements.

Fair value of financial assets Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We categorize our financial assets measured at fair value into a three-level hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1: Financial asset values are based on unadjusted quoted prices for identical assets in an active market that we can access.

Level 2: Financial asset values are based on the following:
(a) Quoted prices for similar assets in active markets;
(b) Quoted prices for identical or similar assets in markets that are not active; or
(c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset.

Level 3: Financial asset values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect our estimates of the assumptions that market participants would use in valuing the financial assets.

Observable inputs are inputs that reflect the assumptions market participants would use in valuing financial assets that are developed based on market data obtained from independent sources. In the absence of sufficient observable inputs, unobservable inputs reflect our estimates of the assumptions market participants would use in valuing financial assets and are developed based on the best information available in the circumstances. The degree of management judgment involved in determining fair values is inversely related to the availability of market observable information. If valuation inputs used to measure fair value fall into different levels of the fair value hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement in its entirety.

We are responsible for the determination of fair value of financial assets and the supporting assumptions and methodologies. We gain assurance on the overall reasonableness and consistent application of valuation input assumptions, valuation methodologies and compliance with accounting standards for fair value determination through the execution of various processes and controls designed to ensure that our financial assets are appropriately valued. We monitor fair values received from third parties and those derived internally on an ongoing basis.

We employ independent third-party valuation service providers, broker quotes and internal pricing methods to determine fair values, which provide a single quote or price for each financial instrument. We obtain or calculate only one quote or price per instrument.

Valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of proprietary algorithms, produce valuation information in the form of a single fair value for individual securities for which a fair value has been requested under the terms of our agreements. For certain equity securities, valuation service providers provide market quotations for completed transactions on the measurement date. For other security types, fair values are derived from the valuation service providers' proprietary valuation models. The inputs used by the valuation service providers include, but are not limited to, market prices from recently completed transactions and transactions of comparable securities, interest rate yield curves, credit spreads, liquidity spreads, currency rates, and other information, as applicable. Credit and liquidity spreads are typically implied from completed transactions and transactions of comparable securities. Valuation service providers also use proprietary discounted cash flow models that are widely accepted in the financial services industry and similar to those used by other market participants to value the same financial instruments. The valuation models take into account, among other things, market observable information as of the measurement date, as described above, as well as the specific attributes of the security being valued including its term, interest rate, credit rating, industry sector, and where applicable, collateral quality and other issue or issuer specific information. Executing valuation models effectively requires seasoned professional judgment and experience. In cases where market transactions or other market observable data is limited, the extent to which judgment is applied varies inversely with the availability of market observable information.

For certain of our financial assets carried at fair value, where our valuation service providers cannot provide fair value determinations, we obtain a single non-binding price quote from a broker familiar with the security who, similar to our valuation service providers, may consider transactions or activity in similar securities, as applicable, among other information. The brokers providing price quotes are generally from the brokerage divisions of leading financial institutions with market making, underwriting and distribution expertise regarding the security subject to valuation.

The fair value of certain financial assets, including privately placed corporate securities, Auction Rate Securities ("ARS") backed by student loans, equity-indexed notes, and certain free-standing derivatives, where our valuation service providers or brokers do not provide fair value determinations, is determined using valuation methods and models widely accepted in the financial services industry. Internally developed valuation models, which include inputs that may not be market observable and as such involve some degree of judgment, are considered appropriate for each class of security to which they are applied.

Our internal pricing methods are primarily based on models using discounted cash flow methodologies that develop a single best estimate of fair value. Our models generally incorporate inputs that we believe are representative of inputs other market participants would use to determine fair value of the same instruments, including yield curves, quoted market prices of comparable securities, published credit spreads, and other applicable market data. Additional inputs that are used to model fair value include internally-derived assumptions such as liquidity premium and credit ratings, as well as instrument-specific characteristics that include, but are not limited to, coupon rate, expected cash flows, sector of issuer, and call provisions. Internally assigned credit ratings are generally consistent with external ratings published by the National Association of Insurance Commissioners ("NAIC"); however, they are developed at a more finite level. For example, an NAIC rating of 1 includes securities rated triple, double and single A by at least one nationally recognized statistical rating organization ("NRSRO"). We believe our internal ratings provide for a more reliable estimate of fair value since we can more precisely match these ratings to other market observable valuation inputs, such as credit and sector spreads, when performing these valuations. Due to the existence of non-market observable inputs, such as liquidity premiums, judgment is required in developing these fair values. As a result, the fair value of these financial assets may differ from the amount actually received to sell an asset in an orderly transaction between market participants at the measurement date. Moreover, the use of different valuation assumptions may have a material effect on the financial assets' fair values.

For the majority of our financial assets measured at fair value, all significant inputs are based on market observable data and significant management judgment does not affect the periodic determination of fair value. The determination of fair value using discounted cash flow models involves management judgment when significant model inputs are not based on market observable data. However, where market observable data is available, it takes precedence, and as a result, no range of reasonably likely inputs exists from which the basis of a sensitivity analysis could be constructed.

There is one primary situation where a discounted cash flow model utilizes a significant input that is not market observable. It relates to the determination of fair value for our ARS backed by student loans. The significant input is the assumption about the anticipated date liquidity will return to this market (that is, when auction failures will cease). Determination of this assumption allows for matching to market observable inputs when performing these valuations.

The following table displays the sensitivity of reasonably likely changes in the assumption about the anticipated date liquidity will return to the ARS backed by student loans market as of December 31, 2009. The selection of these hypothetical scenarios represents an illustration of the estimated potential proportional effect of alternate assumptions and should not be construed as either a prediction of future events or an indication that it would be reasonably likely that all securities would be similarly affected.

($ in millions)	
ARS backed by student loans at fair value	$ 1,643
Percentage change in fair value resulting from:	
Decrease in assumption by four months for the anticipated date liquidity will return to this market	0.7%
Increase in assumption by four months for the anticipated date liquidity will return to this market	(0.7)%

We believe our most significant exposure to changes in fair value is due to market risk. Our exposure to changes in market conditions is discussed fully in the Market Risk section of the MD&A.

We employ specific control processes to determine the reasonableness of the fair values of our financial assets. Our processes are designed to ensure that the values received or internally estimated are accurately recorded and that the data inputs and the valuation techniques utilized are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. For example, on a continuing basis, we assess the reasonableness of individual security values received from valuation service providers and those derived from internal models that exceed certain thresholds as compared to previous values received from those valuation service providers or derived from internal models. In addition, we may validate the reasonableness of fair values by comparing information obtained from our valuation service providers to other third party valuation sources for selected securities.

For internal pricing models, we have implemented price validation procedures such as back-testing of actual sales, which corroborates the various model inputs to market observable data. When fair value determinations are expected to be more variable, we validate them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

We also perform an analysis to determine whether there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity, and if so, whether transactions may not be orderly. Among the indicators we consider in determining whether a significant decrease in the volume and level of market activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, level of credit spreads over historical levels, bid-ask spread, and price consensuses among market participants and sources. If evidence indicates that prices are based on transactions that are not orderly, we place little, if any, weight on the transaction price and will estimate fair value using an internal pricing model. As of December 31, 2009 and 2008, we did not alter fair values provided by our valuation service providers or brokers or substitute them with an internal pricing model.

The following table identifies fixed income and equity securities and short-term investments as of December 31, 2009 by source of value determination:

($ in millions)	**Fair value**	**Percent to total**
Fair value based on internal sources	$ 9,304	10.7%
Fair value based on external sources [1]	77,542	89.3
Total	$ 86,846	100.0%

[1] Includes $2.64 billion that are valued using broker quotes.

For more detailed information on our accounting policy for the fair value of financial assets and the financial assets by level in the fair value hierarchy, see Notes 2 and 5 of the consolidated financial statements.

Impairment of fixed income and equity securities For investments classified as available for sale, the difference between fair value and amortized cost for fixed income securities and cost for equity securities, net of certain other items and deferred income taxes (as disclosed in Note 4), is reported as a component of accumulated other comprehensive income on the Consolidated Statements of Financial Position and is not reflected in the operating results of any period until reclassified to net income upon the consummation of a transaction with an unrelated third party or when the decline in fair value is deemed other than temporary. We have a comprehensive portfolio monitoring process to identify and evaluate each fixed income and equity security whose carrying value may be other-than-temporarily impaired.

For each fixed income security in an unrealized loss position, we assess whether management with the appropriate authority has made a decision to sell or whether it is more likely than not we will be required to sell the security before recovery of the amortized cost basis for reasons such as liquidity, contractual or regulatory purposes. If a security meets either of these criteria, the security's decline in fair value is deemed other than temporary and is recorded in earnings.

If we have not made the decision to sell the fixed income security and it is not more likely than not we will be required to sell the fixed income security before recovery of its amortized cost basis, we evaluate whether we expect to receive cash flows sufficient to recover the entire amortized cost basis of the security. We use our best estimate of future cash flows expected to be collected from the fixed income security discounted at the security's original or current effective rate, as appropriate, to calculate a recovery value and determine whether a credit loss exists. The determination of cash flow estimates is inherently subjective and methodologies may vary depending on facts and circumstances specific to the security. All reasonably available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable assumptions and forecasts, are considered when developing the estimate of cash flows expected to be collected. That information generally includes, but is not limited to, the remaining payment terms of the security, prepayment speeds, foreign exchange rates, the financial condition of the issue or issuer(s), expected defaults, expected recoveries, the value of underlying collateral and current subordination levels, vintage, geographic concentration, available reserves or escrows, third party guarantees and other credit enhancements. Additionally, other information, such as industry analyst reports and forecasts, sector credit ratings, financial condition of the bond insurer for insured fixed income securities, and other market data relevant to the realizability of contractual cash flows, may also be considered. The estimated fair value of collateral may be used to estimate recovery value if we determine that the security is dependent on the liquidation of collateral for ultimate settlement. If the estimated recovery value is less than the amortized cost of the security, a credit loss exists and an other-than-temporary impairment for the difference between the estimated recovery value and amortized cost is recorded in earnings. The unrealized loss deemed to be related to factors other than credit remains classified in other comprehensive income. If we determine that the fixed income security does not have sufficient cash flow or other information to determine a recovery value for the security, we may conclude that the entire decline in fair value is deemed to be credit related and is recorded in earnings.

There are a number of assumptions and estimates inherent in evaluating impairments of equity securities and determining if they are other than temporary, including: 1) our ability and intent to hold the investment for a period of time sufficient to allow for an anticipated recovery in value; 2) the length of time and extent to which the fair value has been less than cost; 3) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering prices; and 4) the specific reasons that a security is in a significant unrealized loss position, including overall market conditions which could affect liquidity.

Once assumptions and estimates are made, any number of changes in facts and circumstances could cause us to subsequently determine that a fixed income or equity security is other than temporary impaired, including: 1) general economic conditions that are worse than previously forecasted or that have a greater adverse effect on a particular issuer or industry sector than originally estimated; 2) changes in the facts and circumstances related to a particular issue or issuer's ability to meet all of its contractual obligations; and 3) changes in facts and circumstances that result in changes to management's intent to sell or result in our assessment that it is more likely than not we will be required to sell before recovery of the amortized cost of a fixed income security or causes a change in our ability or intent to hold an equity security until it recovers in value. Changes in assumptions, facts and circumstances could result in additional charges to earnings in future periods to the extent that losses are realized. The charge to earnings, while potentially significant to net income, would not have a significant effect on shareholders' equity, since the majority of our portfolio is designated as available-for-sale and carried at fair value and as a result, any related unrealized loss, net of deferred income taxes, DAC, DSI and reserves for life-contingent contract benefits, would already be reflected as a component of accumulated other comprehensive income in shareholders' equity.

The determination of the amount of impairment is an inherently subjective process based on periodic evaluation of the factors described above. Such evaluations and assessments are revised as conditions change and new information becomes available. We update our evaluations regularly and reflect changes in other-than-temporary impairments in results of operations as such evaluations are revised. The use of different methodologies and assumptions in the determination of the amount of impairments may have a material effect on the amounts presented within the consolidated financial statements.

Fixed income securities subject to other-than-temporary impairment write-downs continue to earn investment income when future expected payments are reasonably estimable, and any discount or premium is recognized using the effective yield method over the expected life of the security; otherwise income recognition is discontinued.

For additional detail on investment impairments, see Note 4 of the consolidated financial statements.

Deferred policy acquisition costs amortization We incur significant costs in connection with acquiring insurance policies and investment contracts. In accordance with GAAP, costs that vary with and are primarily related to acquiring insurance policies and investment contracts are deferred and recorded as an asset on the Consolidated Statements of Financial Position.

DAC related to property-liability contracts is amortized into income as premiums are earned, typically over periods of six to twelve months. The amortization methodology for DAC for Allstate Financial policies and contracts includes significant assumptions and estimates.

DAC related to traditional life insurance is amortized over the premium paying period of the related policies in proportion to the estimated revenues on such business. Significant assumptions relating to estimated premiums, investment returns, as well as mortality, persistency and expenses to administer the business are established at the time the policy is issued and are generally not revised during the life of the policy. The assumptions for determining the timing and amount of DAC amortization are consistent with the assumptions used to calculate the reserve for life-contingent contract benefits. Any deviations from projected business in force resulting from actual policy terminations differing from expected levels and any estimated premium deficiencies may result in a change to the rate of amortization in the period such events occur. Generally, the amortization periods for these policies approximates the estimated lives of the policies. The recovery of DAC is dependent upon the future profitability of the business. We periodically review the adequacy of reserves and recoverability of DAC for these policies on an aggregate basis using actual experience. We aggregate all traditional life insurance products and immediate annuities with life contingencies in the analysis. In the event actual experience is significantly adverse compared to the original assumptions, a premium deficiency is deemed to exist and any remaining unamortized DAC balance must be expensed to the extent not recoverable and a premium deficiency reserve may be required if the remaining DAC balance is insufficient to absorb the deficiency. In 2009 and 2007, our reviews concluded that no premium deficiency adjustments were necessary, primarily due to projected profit from traditional life insurance more than offsetting the projected losses in immediate annuities with life contingencies. In 2008, for traditional life insurance and immediate annuities with life contingencies, an aggregate premium deficiency of $336 million pre-tax ($219 million after-tax) resulted primarily from a study indicating that the annuitants on certain life-contingent contracts are projected to live longer than we anticipated when the contracts were issued and, to a lesser degree, a reduction in the related investment portfolio yield. The deficiency was recorded through a reduction in DAC.

DAC related to interest-sensitive life, fixed annuities and other investment contracts is amortized in proportion to the incidence of the total present value of gross profits, which includes both actual historical gross profits ("AGP") and estimated future gross profits ("EGP") expected to be earned over the estimated lives of the contracts. The amortization is net of interest on the prior period DAC balance using rates established at the inception of the contracts. Actual amortization periods generally range from 15-30 years; however, incorporating estimates of customer surrender rates, partial withdrawals and deaths generally results in the majority of the DAC being amortized during the surrender charge period, which is typically 10-20 years for interest-sensitive life and 5-10 years for fixed annuities. The cumulative DAC amortization is reestimated and adjusted by a cumulative charge or credit to results of operations when there is a difference between the incidence of actual versus expected gross profits in a reporting period or when there is a change in total EGP.

AGP and EGP consist primarily of the following components: contract charges for the cost of insurance less mortality costs and other benefits (benefit margin); investment income and realized capital gains and losses less interest credited (investment margin); and surrender and other contract charges less maintenance expenses (expense margin). The principal assumptions for determining the amount of EGP are investment returns, including capital gains and losses on assets supporting contract liabilities, interest crediting rates to contractholders, and the effects of persistency, mortality, expenses, and hedges if applicable, and these assumptions are reasonably likely to have the greatest impact on the amount of DAC amortization. Changes in these assumptions can be offsetting and we are unable to reasonably predict their future movements or offsetting impacts over time.

Each reporting period, DAC amortization is recognized in proportion to AGP for that period adjusted for interest on the prior period DAC balance. This amortization process includes an assessment of AGP compared to EGP, the actual amount of business remaining in-force and realized capital gains and losses on investments supporting the product liability. The impact of realized capital gains and losses on amortization of DAC depends upon which product liability is supported by the assets that give rise to the gain or loss. If the AGP is greater than EGP in the period, but the total EGP is unchanged, the amount of DAC amortization will generally increase, resulting in a current period decrease to earnings. The opposite result generally occurs when the AGP is less than the EGP in the period, but the total EGP is unchanged. However, when DAC amortization or a component of gross profits for a quarterly period is potentially negative (which would result in an increase of the DAC balance) as a result of negative AGP, the specific facts and circumstances surrounding the potential negative amortization are considered to determine whether it is appropriate for recognition in the consolidated financial statements. Negative amortization is only recorded when the increased DAC balance is determined to be recoverable based on facts and circumstances. Negative amortization was not recorded for certain fixed annuities during 2009 and 2008 periods in which significant capital losses were realized on their related investment portfolio. For products exposed to investment credit losses in excess of our expectations that may cause periodic AGP to become temporarily negative, EGP and AGP utilized in DAC amortization may be modified to exclude the higher credit losses.

Annually, we review and update all assumptions underlying the projections of EGP, including investment returns, comprising investment income and realized capital gains and losses, interest crediting rates, persistency, mortality, expenses and the effect of any hedges. At each reporting period, we assess whether any revisions to assumptions used to determine DAC amortization are required. These reviews and updates may result in amortization acceleration or deceleration, which are commonly referred to as "DAC unlocking". If the update of assumptions causes total EGP to increase, the rate of DAC amortization will generally decrease, resulting in a current period increase to earnings. A decrease to earnings generally occurs when the assumption update causes the total EGP to decrease.

Over the past three years, our most significant DAC assumption updates that resulted in a change to EGP and the amortization of DAC have been revisions to expected future investment returns, primarily realized capital losses, mortality, expenses and the number of contracts in force or persistency. The following table provides the effect on DAC amortization of changes in assumptions relating to the gross profit components of investment margin, benefit margin and expense margin during the years ended December 31.

($ in millions)	2009	2008	2007
Investment margin	$ (399)	$ (303)	$ 11
Benefit margin	129	35	34
Expense margin	(7)	(59)	(31)
Net (acceleration) deceleration	$ (277)	$ (327)	$ 14

DAC amortization acceleration related to changes in the EGP component of investment margin in the first quarter of 2009 was primarily due to an increase in the level of expected realized capital losses in 2009 and 2010. The deceleration related to benefit margin was due to more favorable projected life insurance mortality. The acceleration related to expense margin resulted from current and expected expense levels higher than previously projected. DAC amortization acceleration related to changes in the EGP component of investment margin in 2008 was primarily due to the level of realized capital losses impacting actual gross profits in 2008 and the impact of realized capital losses on expected gross profits in 2009. The deceleration related to benefit margin was due to more favorable projected life insurance mortality. The acceleration related to expense margin resulted from current and expected expense levels higher than previously projected. DAC amortization deceleration related to changes in the EGP component of investment margin in 2007 was due to higher yields from repositioning of the investment portfolio and reduced interest crediting rates on annuities. The deceleration related to benefit margin was due to more favorable projected life insurance mortality. The acceleration related to expense margin was a result of expenses being higher than expected.

The following table displays the sensitivity of reasonably likely changes in assumptions included in the gross profit components of investment margin or benefit margin to amortization of the DAC balance as of December 31, 2009.

($ in millions)	December 31, 2009 Increase/(reduction) in DAC
Increase in future investment margins of 25 basis points	$ 52
Decrease in future investment margins of 25 basis points	$ (57)
Decrease in future life mortality by 1%	$ 27
Increase in future life mortality by 1%	$ (28)

Any potential changes in assumptions discussed above are measured without consideration of correlation among assumptions. Therefore, it would be inappropriate to add them together in an attempt to estimate overall variability in amortization.

For additional detail related to DAC, see the Allstate Financial Segment section of this document.

Reserve for Property-Liability insurance claims and claims expense estimation Reserves are established to provide for the estimated costs of paying claims and claims expenses under insurance policies we have issued. Property-Liability underwriting results are significantly influenced by estimates of property-liability insurance claims and claims expense reserves. These reserves are an estimate of amounts necessary to settle all outstanding claims, including claims that have been incurred but not reported ("IBNR"), as of the financial statement date.

Characteristics of reserves Reserves are established independently of business segment management for each business segment and line of business based on estimates of the ultimate cost to settle claims, less losses that have been paid. The significant lines of business are auto, homeowners, and other lines for Allstate Protection, and asbestos, environmental, and other discontinued lines for Discontinued Lines and Coverages. Allstate Protection's claims are typically reported promptly with relatively little reporting lag between the date of occurrence and the date the loss is reported. Auto and homeowners liability losses generally take an average of about two years to settle, while auto physical damage, homeowners property and other personal lines have an average settlement time of less than one year. Discontinued Lines and Coverages involve long-tail losses, such as those related to asbestos and environmental claims, which often involve substantial reporting lags and extended times to settle.

Reserves are the difference between the estimated ultimate cost of losses incurred and the amount of paid losses as of the reporting date. Reserves are estimated for both reported and unreported claims, and include estimates of all expenses associated with processing and settling all incurred claims. We update the majority of our reserve estimates quarterly and as new information becomes available or as events emerge that may affect the resolution of unsettled claims. Changes in prior year reserve estimates (reserve reestimates), which may be material, are determined by comparing updated estimates of ultimate losses to prior estimates, and the differences are recorded as property-liability insurance claims and claims expense in the Consolidated Statements of Operations in the period such changes are determined. Estimating the ultimate cost of claims and claims expenses is an inherently uncertain and complex process involving a high degree of judgment and is subject to the evaluation of numerous variables.

The actuarial methods used to develop reserve estimates Reserve estimates are derived by using several different actuarial estimation methods that are variations on one primary actuarial technique. The actuarial technique is known as a "chain ladder" estimation process in which historical loss patterns are applied to actual paid losses and reported losses (paid losses plus individual case reserves established by claim adjusters) for an accident year or a report year to create an estimate of how losses are likely to develop over time. An accident year refers to classifying claims based on the year in which the claims occurred. A report year refers to classifying claims based on the year in which the claims are reported. Both classifications are used to prepare estimates of required reserves for payments to be made in the future. The key assumptions affecting our reserve estimates comprise data elements including claim counts, paid losses, case reserves, and development factors calculated with this data.

In the chain ladder estimation technique, a ratio (development factor) is calculated which compares current period results to results in the prior period for each accident year. A three-year or two-year average development factor, based on historical results, is usually multiplied by the current period experience to estimate the development of losses of each accident year into the next time period. The development factors for the future time periods for each accident year are compounded over the remaining future periods to calculate an estimate of ultimate losses for each accident year. The implicit assumption of this technique is that an average of historical development factors is predictive of future loss development, as the significant size of our experience data base achieves a high degree of statistical credibility in actuarial projections of this type. The effects of inflation are implicitly considered in the reserving process, the implicit assumption being that a multi-year average development factor includes an adequate provision. Occasionally, unusual aberrations in loss patterns are caused by external and internal factors such as changes in claim reporting, settlement patterns, unusually large losses, process changes, legal or regulatory changes, and other influences. In these instances, analyses of alternate development factor selections are performed to evaluate the effect of these factors and actuarial judgment is applied to make appropriate development factor assumptions needed to develop a best estimate of ultimate losses.

How reserve estimates are established and updated Reserve estimates are developed at a very detailed level, and the results of these numerous micro-level best estimates are aggregated to form a consolidated reserve estimate. For example, over one thousand actuarial estimates of the types described above are prepared each quarter to estimate losses for each line of insurance, major components of losses (such as coverages and perils), major states or groups of states and for reported losses and IBNR. The actuarial methods described above are used to analyze the settlement patterns of claims by determining the development factors for specific data elements that are necessary components of a reserve estimation process. Development factors are calculated quarterly for data elements such as claim counts reported and settled, paid losses, and paid losses combined with case reserves. The calculation of development factors from changes in these data elements also impacts claim severity trends, which is a common industry reference used to explain changes in reserve estimates. The historical development patterns for these data elements are used as the assumptions to calculate reserve estimates.

Often, several different estimates are prepared for each detailed component, incorporating alternative analyses of changing claim settlement patterns and other influences on losses, from which we select our best estimate for each component, occasionally incorporating additional analyses and actuarial judgment, as described above. These micro-level estimates are not based on a single set of assumptions. Actuarial judgments that may be applied to these components of certain micro-level estimates generally do not have a material impact on the consolidated level of reserves. Moreover, this detailed micro-level process does not permit or result in a compilation of a company-wide roll up to generate a range of needed loss reserves that would be meaningful. Based on our review of these estimates, our best estimate of required reserves for each state/line/coverage component is recorded for each accident year, and the required reserves for each component are summed to create the reserve balance carried on our Consolidated Statements of Financial Position.

Reserves are reestimated quarterly, by combining historical results with current actual results to calculate new development factors. This process incorporates the historic and latest actual trends, and other underlying changes in the data elements used to calculate reserve estimates. New development factors are likely to differ from previous development factors used in prior reserve estimates because actual results (claims reported or settled, losses paid, or changes to case reserves) occur differently than the implied assumptions contained in the previous development factor calculations. If claims reported, paid losses, or case reserve changes are greater or less than the levels estimated by previous development factors, reserve reestimates increase or decrease. When actual development of these data elements is different than the historical development pattern used in a prior period reserve estimate, a new reserve is determined. The difference between indicated reserves based on new reserve estimates and recorded reserves (the previous estimate) is the amount of reserve reestimate and is recognized as an increase or decrease in property-liability insurance claims and claims expense in the Consolidated Statements of Operations. Total Property-liability reserve reestimates, after-tax, as a percent of net income in 2009, 2008 and 2007 were 8.5%, (6.6)% and 2.4%, respectively. For Property-Liability, the 3-year average of reserve reestimates as a percentage of total reserves was a favorable 0.2%, for Allstate Protection, the 3-year average of reserve estimates was a favorable 0.5% and for Discontinued Lines and Coverages, the 3-year average of reserve reestimates was an unfavorable 1.4%, each of these results being consistent within a reasonable actuarial tolerance for our respective businesses. Allstate Protection reserve reestimates were primarily the result of auto claim severity development that was better than expected, and for Discontinued Lines and Coverages, reestimates were primarily a result of increased reported claim activity (claims frequency). A more detailed discussion of reserve reestimates is presented in the Property-Liability Claims and Claims Expense Reserves section of this document.

The following table shows net claims and claims expense reserves by operating segment and line of business as of December 31:

($ in millions)	2009	2008	2007
Allstate Protection			
Auto	$ 10,606	$ 10,220	$ 10,175
Homeowners	2,399	2,824	2,279
Other lines	2,145	2,207	2,131
Total Allstate Protection	15,150	15,251	14,585
Discontinued Lines and Coverages			
Asbestos	1,180	1,228	1,302
Environmental	198	195	232
Other discontinued lines	500	508	541
Total Discontinued Lines and Coverages	1,878	1,931	2,075
Total Property-Liability	$ 17,028	$ 17,182	$ 16,660

Allstate Protection reserve estimates

Factors affecting reserve estimates Reserve estimates are developed based on the processes and historical development trends as previously described. These estimates are considered in conjunction with known facts and interpretations of circumstances and factors including our experience with similar cases, actual claims paid, differing payment patterns and pending levels of unpaid claims, loss management programs, product mix and contractual terms, changes in law and regulation, judicial decisions, and economic conditions. When we experience changes of the type previously mentioned, we may need to apply actuarial judgment in the determination and selection of development factors considered more reflective of the new trends, such as combining shorter or longer periods of historical results with current actual results to produce development factors based on two-year, three-year, or longer development periods to reestimate our reserves. For example, if a legal change is expected to have a significant impact on the development of claim severity for a coverage which is part of a particular line of insurance in a specific state, actuarial judgment is applied to determine appropriate development factors that will most accurately reflect the expected impact on that specific estimate. Another example would be when a change in economic conditions is expected to affect the cost of repairs to damaged autos or property for a particular line, coverage, or state, actuarial judgment is applied to determine appropriate development factors to use in the reserve estimate that will most accurately reflect the expected impacts on severity development.

As claims are reported, for certain liability claims of sufficient size and complexity, the field adjusting staff establishes case reserve estimates of ultimate cost, based on their assessment of facts and circumstances related to each individual claim. For other claims which occur in large volumes and settle in a relatively short time frame, it is not practical or efficient to set case reserves for each claim, and a statistical case reserve is set for these claims based on estimation techniques previously described. In the normal course of business, we may also supplement our claims processes by utilizing third party adjusters, appraisers, engineers, inspectors, and other professionals and information sources to assess and settle catastrophe and non-catastrophe related claims.

Historically, the case reserves set by the field adjusting staff have not proven to be an entirely accurate estimate of the ultimate cost of claims. To provide for this, a development reserve is estimated using previously described processes, and allocated to pending claims as a supplement to case reserves. Typically, the case and supplemental development reserves comprise about 90% of total reserves.

Another major component of reserves is IBNR. Typically, IBNR comprises about 10% of total reserves.

Generally, the initial reserves for a new accident year are established based on severity assumptions for different business segments, lines and coverages based on historical relationships to relevant inflation indicators, and reserves for prior accident years are statistically determined using processes previously described. Changes in auto current year claim severity are generally influenced by inflation in the medical and auto repair sectors of the economy. We mitigate these effects through various loss management programs. Injury claims are affected largely by medical cost inflation while physical damage claims are affected largely by auto repair cost inflation and used car prices. For auto physical damage coverages, we monitor our rate of increase in average cost per claim against a weighted average of the Maintenance and Repair price index and the Parts and Equipment price index. We believe our claim settlement initiatives, such as improvements to the claim review and settlement process, the use of special investigative units to detect fraud and handle suspect claims, litigation management and defense strategies, as well as various other loss management initiatives underway, contribute to the mitigation of injury and physical damage severity trends.

Changes in homeowners current year claim severity are generally influenced by inflation in the cost of building materials, the cost of construction and property repair services, the cost of replacing home furnishings and other contents, the types of claims that qualify for coverage, deductibles and other economic and environmental factors. We employ various loss management programs to mitigate the effect of these factors.

As loss experience for the current year develops for each type of loss, it is monitored relative to initial assumptions until it is judged to have sufficient statistical credibility. From that point in time and forward, reserves are reestimated using statistical actuarial processes to reflect the impact actual loss trends have on development factors incorporated into the actuarial estimation processes. Statistical credibility is usually achieved by the end of the first calendar year; however, when trends for the current accident year exceed initial assumptions sooner, they are usually determined to be credible, and reserves are increased accordingly.

The very detailed processes for developing reserve estimates, and the lack of a need and existence of a common set of assumptions or development factors, limits aggregate reserve level testing for variability of data elements. However, by applying standard actuarial methods to consolidated historic accident year loss data for major loss types, comprising auto injury losses, auto physical damage losses and homeowner losses, we develop variability analyses consistent with the way we develop reserves by measuring the potential variability of development factors, as described in the section titled "Potential Reserve Estimate Variability" below.

Causes of reserve estimate uncertainty Since reserves are estimates of the unpaid portions of claims and claims expenses that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, requires regular reevaluation and refinement of estimates to determine our ultimate loss estimate.

At each reporting date, the highest degree of uncertainty in estimates of losses arises from claims remaining to be settled for the current accident year and the most recent preceding accident year. The greatest degree of uncertainty exists in the current accident year because the current accident year contains the greatest proportion of losses that have not been reported or settled but must be estimated as of the current reporting date. Most of these losses relate to damaged property such as automobiles and homes, and medical care for injuries from accidents. During the first year after the end of an accident year, a large portion of the total losses for that accident year are settled. When accident year losses paid through the end of the first year following the initial accident year are incorporated into updated actuarial estimates, the trends inherent in the settlement of claims emerge more clearly. Consequently, this is the point in time at which we tend to make our largest reestimates of losses for an accident year. After the second year, the losses that we pay for an accident year typically relate to claims that are more difficult to settle, such as those involving serious injuries or litigation. Private passenger auto insurance provides a good illustration of the uncertainty of future loss estimates: our typical annual percentage payout of reserves for an accident year is approximately 50% in the first year after the end of the accident year, 20% in the second year, 15% in the third year, 5% in the fourth year, and the remaining 10% thereafter.

Reserves for catastrophe losses Property-Liability claims and claims expense reserves also include reserves for catastrophe losses. Catastrophe losses are an inherent risk of the property-liability insurance industry that have contributed, and will continue to contribute, to potentially material year-to-year fluctuations in our results of operations and financial position. We define a "catastrophe" as an event that produces pre-tax losses before reinsurance in excess of $1 million and involves multiple first party policyholders, or an event that produces a number of claims in excess of a preset, per-event threshold of average claims in a specific area, occurring within a certain amount of time following the event. Catastrophes are caused by various natural events including high winds, winter storms, tornadoes, hailstorms, wildfires, tropical storms, hurricanes, earthquakes and volcanoes. We are also exposed to man-made catastrophic events, such as certain acts of terrorism or industrial accidents. The nature and level of catastrophes in any period cannot be predicted.

The estimation of claims and claims expense reserves for catastrophes also comprises estimates of losses from reported claims and IBNR, primarily for damage to property. In general, our estimates for catastrophe reserves are based on claim adjuster inspections and the application of historical loss development factors as described previously. However, depending on the nature of the catastrophe, as noted above, the estimation process can be further complicated. For example, for hurricanes, complications could include the inability of insureds to promptly report losses, limitations placed on claims adjusting staff affecting their ability to inspect losses, determining whether losses are covered by our homeowners policy (generally for damage caused by wind or wind driven rain) or specifically excluded coverage caused by flood, estimating additional living expenses, and assessing the impact of demand surge, exposure to mold damage, and the effects of numerous other considerations, including the timing of a catastrophe in relation to other events, such as at or near the end of a financial reporting period, which can affect the availability of information needed to estimate reserves for that reporting period. In these situations, we may need to adapt our practices to accommodate these circumstances in order to determine a best estimate of our losses from a catastrophe. As an example, in 2005 to complete an estimate for certain areas affected by Hurricane Katrina and not yet inspected by our claims adjusting staff, or where we believed our historical loss development factors were not predictive, we relied on analysis of actual claim notices received compared to total PIF, as well as visual, governmental and third party information, including aerial photos, area observations, and data on wind speed and flood depth to the extent available.

Potential reserve estimate variability The aggregation of numerous micro-level estimates for each business segment, line of insurance, major components of losses (such as coverages and perils), and major states or groups of states for reported losses and IBNR forms the reserve liability recorded in the Consolidated Statements of Financial Position. Because of this detailed approach to developing our reserve estimates, there is not a single set of assumptions that determine our reserve estimates at the consolidated level. Given the numerous micro-level estimates for reported losses and IBNR, management does not believe the processes that we follow will produce a statistically credible or reliable actuarial reserve range that would be meaningful. Reserve estimates, by their very nature, are very complex to determine and subject to significant judgment, and do not represent an exact determination for each outstanding claim. Accordingly, as actual claims, and/or paid losses, and/or case reserve results emerge, our estimate of the ultimate cost to settle will be different than previously estimated.

To develop a statistical indication of potential reserve variability within reasonably likely possible outcomes, an actuarial technique (stochastic modeling) is applied to the countrywide consolidated data elements for paid losses and paid losses combined with case reserves separately for injury losses, auto physical damage losses, and homeowners losses excluding catastrophe losses. Based on the combined historical variability of the development factors calculated for these data elements, an estimate of the standard error or standard deviation around these reserve estimates is calculated within each accident year for the last eleven years for each type of loss. The variability of these reserve estimates within one standard deviation of the mean (a measure of frequency of dispersion often viewed to be an acceptable level of accuracy) is believed by management to represent a reasonable and statistically probable measure of potential variability. Based on our products and coverages, historical experience, the statistical credibility of our extensive data and stochastic modeling of actuarial chain ladder methodologies used to develop reserve estimates, we estimate that the potential variability of our Allstate Protection reserves, excluding reserves for catastrophe losses, within a reasonable probability of other possible outcomes, may be approximately plus or minus 4%, or plus or minus $400 million in net income. A lower level of variability exists for auto injury losses, which comprise approximately 70% of reserves, due to their relatively stable development patterns over a longer duration of time required to settle claims. Other types of losses, such as auto physical damage, homeowners losses and other losses, which comprise about 30% of reserves, tend to have greater variability but are settled in a much shorter period of time. Although this evaluation reflects most reasonably likely outcomes, it is possible the final outcome may fall below or above these amounts. Historical variability of reserve estimates is reported in the Property-Liability Claims and Claims Expense Reserves section of this document.

Adequacy of reserve estimates We believe our net claims and claims expense reserves are appropriately established based on available methodology, facts, technology, laws and regulations. We calculate and record a single best reserve estimate, in conformance with generally accepted actuarial standards, for each line of insurance, its components (coverages and perils) and state, for reported losses and for IBNR losses, and as a result we believe that no other estimate is better than our recorded amount. Due to the uncertainties involved, the ultimate cost of losses may vary materially from recorded amounts, which are based on our best estimates.

Discontinued Lines and Coverages reserve estimates

Characteristics of Discontinued Lines exposure We continue to receive asbestos and environmental claims. Asbestos claims relate primarily to bodily injuries asserted by people who were exposed to asbestos or products containing asbestos. Environmental claims relate primarily to pollution and related clean-up costs.

Our exposure to asbestos, environmental and other discontinued lines claims arises principally from assumed reinsurance coverage written during the 1960s through the mid-1980s, including reinsurance on primary insurance written on large U.S. companies, and from direct excess insurance written from 1972 through 1985, including substantial excess general liability coverages on large U.S. companies. Additional exposure stems from direct primary commercial insurance written during the 1960s through the mid-1980s. Other discontinued lines exposures primarily relate to general liability and product liability mass tort claims, such as those for medical devices and other products.

In 1986, the general liability policy form used by us and others in the property-liability industry was amended to introduce an "absolute pollution exclusion," which excluded coverage for environmental damage claims, and to add an asbestos exclusion. Most general liability policies issued prior to 1987 contain annual aggregate limits for product liability coverage. General liability policies issued in 1987 and thereafter contain annual aggregate limits for product liability coverage and annual aggregate limits for all coverages. Our experience to date is that these policy form changes have limited the extent of our exposure to environmental and asbestos claim risks.

Our exposure to liability for asbestos, environmental and other discontinued lines losses manifests differently depending on whether it arises from assumed reinsurance coverage, direct excess insurance or direct primary commercial insurance. The direct insurance coverage we provided that covered asbestos, environmental and other discontinued lines was substantially "excess" in nature.

Direct excess insurance and reinsurance involve coverage written by us for specific layers of protection above retentions and other insurance plans. The nature of excess coverage and reinsurance provided to other insurers limits our exposure to loss to specific layers of protection in excess of policyholder retention on primary insurance plans. Our exposure is further limited by the significant reinsurance that we had purchased on our direct excess business.

Our assumed reinsurance business involved writing generally small participations in other insurers' reinsurance programs. The reinsured losses in which we participate may be a proportion of all eligible losses or eligible losses in excess of defined retentions. The majority of our assumed reinsurance exposure, approximately 85%, is for excess of loss coverage, while the remaining 15% is for pro-rata coverage.

Our direct primary commercial insurance business did not include coverage to large asbestos manufacturers. This business comprises a cross section of policyholders engaged in many diverse business sectors located throughout the country.

How reserve estimates are established and updated We conduct an annual review in the third quarter to evaluate and establish asbestos, environmental and other discontinued lines reserves. Changes to reserves are recorded in the reporting period in which they are determined. Using established industry and actuarial best practices and assuming no change in the regulatory or economic environment, this detailed and comprehensive "grounds up" methodology determines asbestos reserves based on assessments of the characteristics of exposure (i.e. claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by individual policyholders, and determines environmental reserves based on assessments of the characteristics of exposure (i.e. environmental damages, respective shares of liability of potentially responsible parties, appropriateness and cost of remediation) to pollution and related clean-up costs. The number and cost of these claims is affected by intense advertising by trial lawyers seeking asbestos plaintiffs, and entities with asbestos exposure seeking bankruptcy protection as a result of asbestos liabilities, initially causing a delay in the reporting of claims, often followed by an acceleration and an increase in claims and claims expenses as settlements occur.

After evaluating our insureds' probable liabilities for asbestos and/or environmental claims, we evaluate our insureds' coverage programs for such claims. We consider our insureds' total available insurance coverage, including the coverage we issued. We also consider relevant judicial interpretations of policy language and applicable coverage defenses or determinations, if any.

Evaluation of both the insureds' estimated liabilities and our exposure to the insureds depends heavily on an analysis of the relevant legal issues and litigation environment. This analysis is conducted by our specialized claims adjusting staff and legal counsel. Based on these evaluations, case reserves are established by claims adjusting staff and actuarial analysis is employed to develop an IBNR reserve, which includes estimated potential reserve development and claims that have occurred but have not been reported. As of December 31, 2009 and 2008, IBNR was 62.3% and 63.8%, respectively, of combined asbestos and environmental reserves.

For both asbestos and environmental reserves, we also evaluate our historical direct net loss and expense paid and incurred experience to assess any emerging trends, fluctuations or characteristics suggested by the aggregate paid and incurred activity.

Other Discontinued Lines and Coverages The following table shows reserves for other discontinued lines which provide for remaining loss and loss expense liabilities related to business no longer written by us, other than asbestos and environmental, as of December 31.

($ in millions)	**2009**	**2008**	**2007**
Other mass torts	$ 201	$ 177	$ 189
Workers' compensation	122	130	133
Commercial and other	177	201	219
Other discontinued lines	$ 500	$ 508	$ 541

Other mass torts describes direct excess and reinsurance general liability coverage provided for cumulative injury losses other than asbestos and environmental. Workers' compensation and commercial and other include run-off from discontinued direct primary, direct excess and reinsurance commercial insurance operations of various coverage exposures other than asbestos and environmental. Reserves are based on considerations similar to those previously described, as they relate to the characteristics of specific individual coverage exposures.

Potential reserve estimate variability Establishing Discontinued Lines and Coverages net loss reserves for asbestos, environmental and other discontinued lines claims is subject to uncertainties that are much greater than those presented by other types of claims. Among the complications are lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure and unresolved legal issues regarding policy coverage; unresolved legal issues regarding the determination, availability and timing of exhaustion of policy limits; plaintiffs' evolving and expanding theories of liability; availability and collectability of recoveries from reinsurance; retrospectively determined premiums and other contractual agreements; estimates of the extent and timing of any contractual liability; the impact of bankruptcy protection sought by various asbestos producers and other asbestos defendants; and other uncertainties. There are also complex legal issues concerning the interpretation of various insurance policy provisions and whether those losses are covered, or were ever intended to be covered, and could be recoverable through retrospectively determined premium, reinsurance or other contractual agreements. Courts have reached different and sometimes inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insurer obligation to defend; how policy limits are determined; how policy exclusions and conditions are applied and interpreted; and whether clean-up costs represent insured property damage. Our reserves for asbestos and environmental exposures could be affected by tort reform, class action litigation, and other potential legislation and judicial decisions. Environmental exposures could also be affected by a change in the existing federal Superfund law and similar state statutes. There can be no assurance that any reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of asbestos or environmental claims. We believe these issues are not likely to be resolved in the near future, and the ultimate costs may vary materially from the amounts currently recorded resulting in material changes in loss reserves. Historical variability of reserve estimates is demonstrated in the Property-Liability Claims and Claims Expense Reserves section of this document.

Adequacy of reserve estimates Management believes its net loss reserves for environmental, asbestos and other discontinued lines exposures are appropriately established based on available facts, technology, laws, regulations, and assessments of other pertinent factors and characteristics of exposure (i.e. claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by individual policyholders, assuming no change in the legal, legislative or economic environment. Due to the uncertainties and factors described above, management believes it is not practicable to develop a meaningful range for any such additional net loss reserves that may be required.

Further discussion of reserve estimates For further discussion of these estimates and quantification of the impact of reserve estimates, reserve reestimates and assumptions, see Notes 7 and 13 to the consolidated financial statements and the Property-Liability Claims and Claims Expense Reserves section of this document.

Reserve for life-contingent contract benefits estimation Due to the long term nature of these policies, benefits are payable over many years; accordingly, the reserves are calculated as the present value of future expected benefits to be paid, reduced by the present value of future expected net premiums. Long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses are used when establishing the reserve for life-contingent contract benefits payable under insurance policies including traditional life insurance, life-contingent immediate annuities and voluntary health products. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by characteristics such as type of coverage, year of issue and policy duration. Future investment yield assumptions are determined based upon prevailing investment yields as well as estimated reinvestment yields. Mortality, morbidity and policy termination assumptions are based on our experience and industry experience. Expense assumptions include the estimated effects of inflation and expenses to be incurred beyond the premium-paying period. These assumptions are established at the time the policy is issued, are consistent with assumptions for determining DAC amortization for these policies, and are generally not changed during the policy coverage period. However, if actual experience emerges in a manner that is significantly adverse relative to the original assumptions, adjustments to DAC or reserves may be required resulting in a charge to earnings which could have a material adverse effect on our operating results and financial condition. We periodically review the adequacy of reserves and recoverability of DAC for these policies on an aggregate basis using actual experience. In the event actual experience is significantly adverse compared to the original assumptions, a premium deficiency is deemed to exist and any remaining unamortized DAC balance must be expensed to the extent not recoverable and the establishment of a premium deficiency reserve may be required. In 2009 and 2007, our reviews concluded that no premium deficiency adjustments were necessary, primarily due to profit from traditional life insurance more than offsetting the projected losses in immediate annuities with life contingencies. In 2008, for traditional life insurance and immediate annuities with life contingencies, an aggregate premium deficiency of $336 million pre-tax ($219 million after-tax) resulted primarily from a study indicating that the annuitants on certain life-contingent contracts are projected to live longer than we anticipated when the contracts were issued and, to a lesser degree, a reduction in the related investment portfolio yield. The deficiency was recorded through a reduction in DAC. We will continue to monitor the experience of our traditional life insurance and immediate annuities. We anticipate that mortality, investment and reinvestment yields, and policy terminations are the factors that would be most likely to require premium deficiency adjustments to these reserves or related DAC.

For further detail on the reserve for life-contingent contract benefits, see Note 8 of the consolidated financial statements.

PROPERTY-LIABILITY 2009 HIGHLIGHTS

- Premiums written, an operating measure that is defined and reconciled to premiums earned in the Property-Liability Operations section of the MD&A, decreased 2.3% to $25.97 billion in 2009 from $26.58 billion in 2008. Allstate brand standard auto premiums written decreased 1.0% to $15.76 billion in 2009 from $15.92 billion in 2008. Allstate brand homeowners premiums written were $5.64 billion in 2009 and were comparable to 2008.
- Premium operating measures and statistics contributing to overall Allstate brand standard auto premiums written decline were the following:
  - 1.0% decrease in PIF as of December 31, 2009 compared to December 31, 2008
  - the six month renewal ratio was 88.9% in 2009 and was comparable to 2008
  - 1.6% increase in the six month policy term average gross premium before reinsurance to $434 in 2009 from $427 in 2008
  - 12.3% increase in new issued applications in 2009 compared to 2008
- Premium operating measures and statistics contributing to overall Allstate brand homeowners premiums written were the following:
  - 3.9% decrease in PIF as of December 31, 2009 compared to December 31, 2008
  - 1.1 point increase in the twelve month renewal ratio to 88.1% in 2009 compared to 87.0% in 2008
  - 2.6% increase in the twelve month policy term average gross premium before reinsurance to $883 in 2009 from $861 in 2008
  - 6.4% decrease in new issued applications in 2009 compared to 2008
  - $96 million decrease in catastrophe reinsurance costs to $561 million in 2009 from $657 million in 2008
- Factors contributing to the Allstate brand standard auto loss ratio increase of 1.2 points to 69.3 in 2009 from 68.1 in 2008 were the following:
  - 6.2% increase in standard auto claim frequency for property damage in 2009 compared to 2008
  - 13.1% increase in standard auto claim frequency for bodily injury in 2009 compared to 2008
  - 0.7% decrease in auto claim severities for bodily injury in 2009 compared to 2008
  - 0.7% decrease in auto claim severities for property damage in 2009 compared to 2008

- Factors contributing to the Allstate brand homeowners loss ratio, which includes catastrophes, decrease of 16.7 points to 79.6 in 2009 from 96.3 in 2008 were the following:
  - 17.5 percentage point decrease in the effect of catastrophe losses to 29.0 points in 2009 compared to 46.5 points in 2008
  - 9.0% increase in homeowner claim frequency, excluding catastrophes, in 2009 compared to 2008
  - 3.0% increase in claim severity, excluding catastrophes, in 2009 compared to 2008
- Factors contributing to the $1.27 billion decrease in catastrophe losses to $2.07 billion in 2009 compared to $3.34 billion in 2008 were the following:
  - $169 million of favorable reserve reestimates in 2009 compared to $125 million unfavorable reserve reestimates in 2008
  - 82 events with $2.24 billion of losses in 2009 compared to 123 events with losses of $3.22 billion in 2008
  - 2008 losses included $966 million and $342 million related to Hurricanes Ike and Gustav, respectively
- Factors contributing to prior year reserve reestimates of $112 million favorable in 2009 compared to $170 million unfavorable in 2008 included:
  - Prior year reserve reestimates related to auto, homeowners and other personal lines in 2009 contributed $57 million favorable, $168 million favorable and $89 million unfavorable, respectively, compared to prior year reserve reestimates in 2008 of $27 million favorable, $124 million unfavorable and $55 million unfavorable, respectively
  - prior year reserve reestimates in 2009 and 2008 are largely attributable to prior year catastrophes and a $45 million IBNR reclassification from auto to other personal lines that occurred in 2008
- Property-Liability underwriting income of $995 million in 2009 compared to $164 million in 2008 included the following primary contributing factors:
  - Allstate brand standard auto loss ratio increased 1.2 points to 69.3 in 2009 from 68.1 in 2008
  - Allstate brand homeowners loss ratio, which includes catastrophes, decreased 16.7 points to 79.6 in 2009 from 96.3 in 2008

  Underwriting income, a measure not based on GAAP, is defined below.
- Property-Liability investments as of December 31, 2009 were $34.53 billion, an increase of 12.0% from $30.84 billion as of December 31, 2008. Net investment income was $1.33 billion in 2009, a decrease of 20.7% from $1.67 billion in 2008.
- Net realized capital losses were $168 million in 2009 compared to $1.86 billion in 2008.

PROPERTY-LIABILITY OPERATIONS

Overview Our Property-Liability operations consist of two business segments: Allstate Protection and Discontinued Lines and Coverages. Allstate Protection comprises two brands, the Allstate brand and Encompass® brand. Allstate Protection is principally engaged in the sale of personal property and casualty insurance, primarily private passenger auto and homeowners insurance, to individuals in the United States and Canada. Discontinued Lines and Coverages includes results from insurance coverage that we no longer write and results for certain commercial and other businesses in run-off. These segments are consistent with the groupings of financial information that management uses to evaluate performance and to determine the allocation of resources.

Underwriting income, a measure that is not based on GAAP and is reconciled to net income below, is calculated as premiums earned, less claims and claims expense ("losses"), amortization of DAC, operating costs and expenses and restructuring and related charges, as determined using GAAP. We use this measure in our evaluation of results of operations to analyze the profitability of the Property-Liability insurance operations separately from investment results. It is also an integral component of incentive compensation. It is useful for investors to evaluate the components of income separately and in the aggregate when reviewing performance. Net income is the GAAP measure most directly comparable to underwriting income. Underwriting income should not be considered as a substitute for net income and does not reflect the overall profitability of the business.

The table below includes GAAP operating ratios we use to measure our profitability. We believe that they enhance an investor's understanding of our profitability. They are calculated as follows:

- Claims and claims expense ("loss") ratio – the ratio of claims and claims expense to premiums earned. Loss ratios include the impact of catastrophe losses.
- Expense ratio – the ratio of amortization of DAC, operating costs and expenses, and restructuring and related charges to premiums earned.
- Combined ratio – the ratio of claims and claims expense, amortization of DAC, operating costs and expenses, and restructuring and related charges to premiums earned. The combined ratio is the sum of the loss ratio and the

expense ratio. The difference between 100% and the combined ratio represents underwriting income as a percentage of premiums earned.

We have also calculated the following impacts of specific items on the GAAP operating ratios because of the volatility of these items between fiscal periods.

- Effect of catastrophe losses on combined ratio – the percentage of catastrophe losses included in claims and claims expense to premiums earned. This ratio includes prior year reserve reestimates of catastrophe losses.
- Effect of prior year reserve reestimates on combined ratio – the percentage of prior year reserve reestimates included in claims and claims expense to premiums earned. This ratio includes prior year reserve reestimates of catastrophe losses.
- Effect of restructuring and related charges on combined ratio – the percentage of restructuring and related charges to premiums earned.
- Effect of Discontinued Lines and Coverages on combined ratio – the ratio of claims and claims expense and other costs and expenses in the Discontinued Lines and Coverages segment to Property-Liability premiums earned. The sum of the effect of Discontinued Lines and Coverages on the combined ratio and the Allstate Protection combined ratio is equal to the Property-Liability combined ratio.

Summarized financial data, a reconciliation of underwriting income to net income and GAAP operating ratios for our Property-Liability operations are presented in the following table.

($ in millions, except ratios)	2009	2008	2007
Premiums written	$ 25,971	$ 26,584	$ 27,183
Revenues			
Premiums earned	$ 26,194	$ 26,967	$ 27,233
Net investment income	1,328	1,674	1,972
Realized capital gains and losses	(168)	(1,858)	1,416
Total revenues	27,354	26,783	30,621
Costs and expenses			
Claims and claims expense	(18,746)	(20,064)	(17,667)
Amortization of DAC	(3,789)	(3,975)	(4,121)
Operating costs and expenses	(2,559)	(2,742)	(2,634)
Restructuring and related charges	(105)	(22)	(27)
Total costs and expenses	(25,199)	(26,803)	(24,449)
Income tax (expense) benefit	(612)	248	(1,914)
Net income	$ 1,543	$ 228	$ 4,258
Underwriting income	$ 995	$ 164	$ 2,784
Net investment income	1,328	1,674	1,972
Income tax expense on operations	(558)	(401)	(1,413)
Realized capital gains and losses, after-tax	(222)	(1,209)	915
Net income	$ 1,543	$ 228	$ 4,258
Catastrophe losses [1]	$ 2,069	$ 3,342	$ 1,409
GAAP operating ratios			
Claims and claims expense ratio	71.6	74.4	64.9
Expense ratio	24.6	25.0	24.9
Combined ratio	96.2	99.4	89.8
Effect of catastrophe losses on combined ratio [1]	7.9	12.4	5.2
Effect of prior year reserve reestimates on combined ratio [1]	(0.4)	0.7	(0.6)
Effect of restructuring and related charges on combined ratio	0.4	0.1	0.1
Effect of Discontinued Lines and Coverages on combined ratio	0.1	0.1	0.2

[1] Prior year reserve reestimates included in catastrophe losses totaled $169 million favorable in 2009, $125 million unfavorable in 2008 and $127 million unfavorable in 2007.

ALLSTATE PROTECTION SEGMENT

Overview and strategy The Allstate Protection segment sells primarily private passenger auto and homeowners insurance to individuals through Allstate Exclusive Agencies and directly through call centers and the internet under the Allstate brand. We also sell auto and homeowners insurance through independent agencies under both the Allstate brand and the Encompass brand.

Our operating priorities for the Protection segment include achieving profitable market share growth for the auto business as well as earning acceptable returns on the homeowners business. Key goals include:

- Improving customer loyalty and retention
- Broadening customer product relationships
- Improving competitive position through pricing sophistication, claims efficiency and expense management
- Investing in the effectiveness and reach of our multiple distribution channels
- Maintaining a strong capital foundation through risk management and effective resource allocation

Our customer-focused strategy for the Allstate brand aligns targeted marketing, product innovation, distribution effectiveness, and pricing toward acquiring and retaining an increased share of high lifetime value customers.

The Allstate brand will utilize targeted marketing delivered to high lifetime value prospects to promote our strategic priorities, with messaging that continues to communicate affordability and the ease of switching to and doing business with Allstate, as well as highlighting our comprehensive product and coverage options.

At Allstate we differentiate ourselves from competitors by offering a comprehensive range of product options as well as product customization, including Allstate Your Choice Auto® ("YCA") with options such as safe driving deductibles and a safe driving bonus. We will continue to focus on developing and introducing products and services that further differentiate Allstate and enhance the customer experience. We will broaden customer relationships by identifying the greatest cross sell opportunities such as auto sales to our 3 million monoline property customers and expanding sales of our Emerging Business and Allstate Financial products.

Within our multiple distribution channels we are undergoing a focused effort to enhance our capabilities by implementing uniform processes and standards to elevate the level and consistency of the customer experience.

We continue to enhance technology to integrate our distribution channels, improve customer service, facilitate the introduction of new products and services and reduce infrastructure costs related to supporting agencies and handling claims. These actions and others are designed to optimize the effectiveness of our distribution and service channels by increasing the productivity of the Allstate brand's exclusive agencies and our direct channel.

Our pricing and underwriting are designed to enhance both our competitive position and our profit potential. We will provide and continue to enhance a range of discounts to attract more high lifetime value customer segments. For example, we implemented a new auto discount (the Preferred Package Discount), which was available in 42 states by the end of 2009, for the high lifetime value customer segment. We also increased the discount our homeowners customers receive if they insure their automobiles with Allstate.

Pricing sophistication, which underlies our Strategic Risk Management program, uses a number of risk evaluation factors including insurance scoring, to the extent permissible by regulations, based on information that is obtained from credit reports. For Allstate brand auto and homeowners business, we continue to improve our mix of customers towards those who we consider high lifetime value that generally are homeowners that insure multiple autos with us, have better retention and more favorable loss experience.

Our strategy for the Encompass brand includes enhancing our Premier Package Policy (a product providing customers with the ability to simplify their insurance needs by consolidating their coverage into one policy, one bill, one premium and one renewal date), increasing distribution effectiveness and improving agency technology interfaces to become the package carrier of choice for aligned agencies and generate stable, consistent earnings growth.

The Allstate Protection segment also includes a separate organization called Emerging Businesses which is comprised of Business Insurance (commercial products for small business owners), Consumer Household (specialty products including motorcycles, boats, renters and condominium insurance policies), Allstate Dealer Services (insurance and non-insurance products sold primarily to auto dealers), Allstate Roadside Services (retail and wholesale roadside assistance products) and Ivantage (insurance agency). Premiums written by Emerging Businesses, through all channels including the Direct Channel, were $2.44 billion in 2009. We expect to accelerate profitable growth in Emerging Businesses during 2010.

We continue to manage our property catastrophe exposure in order to provide our shareholders an acceptable return on the risks assumed in our property business and to reduce the variability of our earnings, while providing protection to our customers. Our property business includes personal homeowners, commercial property and other property lines. At December 31, 2009, we continue to be within our goal to have no more than a 1% likelihood of exceeding our expected annual aggregate catastrophe losses by $2 billion, net of reinsurance, from hurricanes and earthquakes, based on modeled assumptions and applications currently available. The use of different assumptions and updates to industry models could materially change the projected loss.

Property catastrophe exposure management includes purchasing reinsurance in areas that have known exposure to hurricanes, earthquakes, wildfires, fires following earthquakes and other catastrophes. We are working for changes in the regulatory environment, including recognizing the need for and improving appropriate risk based pricing and promoting the creation of government sponsored, privately funded solutions for mega-catastrophes. While the actions that we take will be primarily focused on reducing the catastrophe exposure in our property business, we also consider their impact on our ability to market our auto lines.

Pricing of property products is typically intended to establish returns that we deem acceptable over a long-term period. Losses, including losses from catastrophic events and weather-related losses (such as wind, hail, lightning and freeze losses not meeting our criteria to be declared a catastrophe) are accrued on an occurrence basis within the policy period. Therefore, in any reporting period, loss experience from catastrophic events and weather-related losses may contribute to negative or positive underwriting performance relative to the expectations we incorporated into the products' pricing. Additionally, property products are more capital intensive than other personal lines products.

Allstate Protection outlook

- Allstate Protection will emphasize attracting and retaining high lifetime value customers while maintaining pricing discipline.
- We expect that volatility in the level of catastrophes we experience will contribute to variation in our underwriting results; however, this volatility will be mitigated due to our catastrophe management actions, including the purchase of reinsurance.
- We will continue to study the efficiencies of our operations and cost structure for additional areas where costs may be reduced.

MD&A

Premiums written, an operating measure, is the amount of premiums charged for policies issued during a fiscal period. Premiums earned is a GAAP measure. Premiums are considered earned and are included in the financial results on a pro-rata basis over the policy period. The portion of premiums written applicable to the unexpired terms of the policies is recorded as unearned premiums on our Consolidated Statements of Financial Position. Since the Allstate brand policy periods are typically 6 months for auto and 12 months for homeowners, and the Encompass standard auto and homeowners policy periods are typically 12 months and non-standard auto policy periods are typically 6 months, rate changes will generally be recognized in premiums earned over a period of 6 to 24 months.

The following table shows the unearned premium balance at December 31 and the timeframe in which we expect to recognize these premiums as earned.

($ in millions)			% earned after			
	2009	2008	90 days	180 days	270 days	360 days
Allstate brand:						
Standard auto	$ 4,060	$ 4,002	73.4%	98.2%	99.6%	100.0%
Non-standard auto	250	259	71.3%	96.9%	99.3%	100.0%
Homeowners	3,193	3,182	43.6%	75.7%	94.3%	100.0%
Other personal lines [1]	1,295	1,385	39.9%	69.5%	87.6%	94.5%
Total Allstate brand	8,798	8,828	57.7%	85.9%	95.9%	99.2%
Encompass brand:						
Standard auto	399	506	44.6%	76.3%	94.4%	100.0%
Non-standard auto	4	9	78.3%	100.0%	100.0%	100.0%
Homeowners	233	269	44.5%	76.4%	94.5%	100.0%
Other personal lines [1]	52	60	44.3%	76.1%	94.4%	100.0%
Total Encompass brand	688	844	44.7%	76.4%	94.5%	100.0%
Allstate Protection unearned premiums	$ 9,486	$ 9,672	56.7%	85.2%	95.8%	99.3%

[1] Other personal lines include commercial, condominium, renters, involuntary auto and other personal lines.

A reconciliation of premiums written to premiums earned is shown in the following table.

($ in millions)	2009	2008	2007
Premiums written:			
Allstate Protection	$ 25,972	$ 26,584	$ 27,183
Discontinued Lines and Coverages	(1)	–	–
Property-Liability premiums written	25,971	26,584	27,183
Decrease in unearned premiums	200	383	17
Other	23	–	33
Property-Liability premiums earned	$ 26,194	$ 26,967	$ 27,233
Premiums earned:			
Allstate Protection	$ 26,195	$ 26,967	$ 27,232
Discontinued Lines and Coverages	(1)	–	1
Property-Liability	$ 26,194	$ 26,967	$ 27,233

Premiums written by brand are shown in the following tables.

($ in millions)	Allstate brand			Encompass brand			Allstate Protection		
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Standard auto [(1)]	$ 15,763	$ 15,918	$ 16,035	$ 800	$ 1,025	$ 1,125	$ 16,563	$ 16,943	$ 17,160
Non-standard auto [(1)]	927	1,018	1,179	22	40	68	949	1,058	1,247
Homeowners	5,635	5,639	5,711	408	471	538	6,043	6,110	6,249
Other personal lines	2,317	2,358	2,397	100	115	130	2,417	2,473	2,527
Total	$ 24,642	$ 24,933	$ 25,322	$ 1,330	$ 1,651	$ 1,861	$ 25,972	$ 26,584	$ 27,183

[(1)] 2007 includes the impact from the fourth quarter 2007 discontinuation and reinstatement of mandatory personal injury protection in the state of Florida.

Allstate brand premiums written, excluding Allstate Canada, by the direct channel increased 25.4% to $622 million in 2009 from $496 million in 2008, following a 24.6% increase from $398 million in 2007. The direct channel includes call centers and the internet.

Premiums earned by brand are shown in the following tables.

($ in millions)	Allstate brand			Encompass brand			Allstate Protection		
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Standard auto	$ 15,735	$ 15,957	$ 15,952	$ 907	$ 1,091	$ 1,127	$ 16,642	$ 17,048	$ 17,079
Non-standard auto	939	1,055	1,232	27	45	76	966	1,100	1,308
Homeowners	5,633	5,758	5,732	444	503	551	6,077	6,261	6,283
Other personal lines	2,402	2,434	2,426	108	124	136	2,510	2,558	2,562
Total	$ 24,709	$ 25,204	$ 25,342	$ 1,486	$ 1,763	$ 1,890	$ 26,195	$ 26,967	$ 27,232

Premium operating measures and statistics that are used to analyze the business are calculated and described below. Measures and statistics presented for Allstate brand exclude Allstate Canada, loan protection and specialty auto.

- PIF: Policy counts are based on items rather than customers. A multi-car customer would generate multiple item (policy) counts, even if all cars were insured under one policy.
- Average premium-gross written: Gross premiums written divided by issued item count. Gross premiums written include the impacts from discounts and surcharges; and exclude the impacts from mid-term premium adjustments, ceded reinsurance premiums, or premium refund accruals. Allstate brand average gross premiums represent the appropriate policy term for each line, which is 6 months for standard and non-standard auto and 12 months for homeowners. Encompass brand average gross premiums represent the appropriate policy term for each line, which is 12 months for standard auto and homeowners and 6 months for non-standard auto.
- Renewal ratio: Renewal policies issued during the period, based on contract effective dates, divided by the total policies issued 6 months prior for standard and non-standard auto (12 months prior for Encompass brand standard auto) or 12 months prior for homeowners.

- New issued applications: Item counts of automobiles or homeowners insurance applications for insurance policies that were issued during the period. Does not include automobiles that are added by existing customers.

Standard auto premiums written totaled $16.56 billion in 2009, a decrease of 2.2% from $16.94 billion in 2008, following a 1.3% decrease from $17.16 billion in 2007.

	Allstate brand			Encompass brand		
Standard Auto	**2009**	**2008**	**2007**	**2009**	**2008**	**2007**
PIF (thousands)	17,744	17,924	18,256	859	1,090	1,103
Average premium-gross written [1]	$ 434	$ 427	$ 422	$ 972	$ 961	$ 969
Renewal ratio (%) [1]	88.9	88.9	89.5	69.6	73.9	75.0

[1] Policy term is six months for Allstate brand and twelve months for Encompass brand.

Allstate brand standard auto premiums written totaled $15.76 billion in 2009, a decrease of 1.0% from $15.92 billion in 2008, following a 0.7% decrease in 2008 from $16.04 billion in 2007. Contributing to the Allstate brand standard auto premiums written decrease in 2009 compared to 2008 were the following:

- decrease in PIF as of December 31, 2009 compared to December 31, 2008, due to fewer policies available to renew
- 12.3% increase in new issued applications on a countrywide basis to 2,029 thousand in 2009 from 1,807 thousand in 2008
- increase in average gross premium in 2009 compared to 2008, primarily due to rate changes, partially offset by customers electing to change coverage levels of their policy

Allstate brand standard auto premiums written decreased in 2008 compared to 2007. Contributing to the Allstate brand standard auto premiums written decrease in 2008 compared to 2007 were the following:

- decrease in PIF as of December 31, 2008 compared to December 31, 2007 due to a lower renewal ratio and lower new business production
- 7.5% decrease in new issued applications on a countrywide basis to 1,807 thousand in 2008 from 1,954 thousand in 2007
- increase in average gross premium in 2008 compared to 2007, primarily due to rate changes, partially offset by deductible changes
- decline in the renewal ratio in 2008 compared to 2007

In late 2008 through 2009, we took actions designed to improve Encompass brand profitability, which will continue through 2010. Some of the actions contributing to the Encompass brand standard auto premiums written decrease in 2009 compared to 2008 were the following:

- Implemented rate increases where indicated
- Strengthened underwriting guidelines
- Revised renewal down payment requirements
- Terminated relationships with certain independent agencies
- Non-renewal of underperforming business segments
- Discontinued writing the Special Value product (middle market auto product focused on segment auto) in certain states

Rate increases that are indicated based on loss trend analysis to achieve a targeted return will continue to be pursued. The following table shows the rate changes that were approved for standard auto during 2009 and 2008. These rate changes do not reflect initial rates filed for insurance subsidiaries initially writing business in a state. The following table does not include rating plan enhancements, including the introduction of discounts and surcharges, that result in no change in the overall rate level in the state.

	# of States		Countrywide(%) [1]		State Specific(%) [2][3]	
	2009	**2008**	**2009**	**2008** [4]	**2009**	**2008** [4]
Allstate brand	36 [5]	32	4.6	1.3	7.2	2.1
Encompass brand	36	33	7.3	2.5	9.3	4.8

[1] Represents the impact in the states where rate changes were approved during 2009 and 2008, respectively, as a percentage of total countrywide prior year-end premiums written.

(2) Represents the impact in the states where rate changes were approved during 2009 and 2008, respectively, as a percentage of its respective total prior year-end premiums written in those states.
(3) Based on historical premiums written in those states, rate changes approved for standard auto totaled $784 million in 2009 compared to $223 million in 2008.
(4) Excluding the impact of a 15.9% rate reduction in California related to an order effective in April 2008, the Allstate brand standard auto rate change is 6.0% on a state specific basis and 3.0% on a countrywide basis in 2008.
(5) Includes Washington D.C.

Non-standard auto premiums written totaled $949 million in 2009, a decrease of 10.3% from $1.06 billion in 2008, following a 15.2% decrease in 2008 from $1.25 billion in 2007.

	Allstate brand			Encompass brand		
Non-Standard Auto	**2009**	**2008**	**2007**	**2009**	**2008**	**2007**
PIF (thousands)	719	745	829	20	39	56
Average premium-gross written	$ 616	$ 624	$ 616	$ 476	$ 479	$ 526
Renewal ratio (%)	72.5	73.7	76.1	67.1	68.3	65.0

Allstate brand non-standard auto premiums written totaled $927 million in 2009, a decrease of 8.9% from $1.02 billion in 2008, following a 13.7% decrease in 2008 from $1.18 billion in 2007. Contributing to the Allstate brand non-standard auto premiums written decrease in 2009 compared to 2008 were the following:

- decrease in PIF as of December 31, 2009 compared to December 31, 2008, due to new business production that was insufficient to offset declines in the renewal ratio and polices available to renew
- 10.7% increase in new issued applications to 363 thousand in 2009 from 328 thousand in 2008
- decrease in average gross premium in 2009 compared to 2008
- decrease in the renewal ratio in 2009 compared to 2008

Allstate brand non-standard auto premiums written decreased in 2008 compared to 2007. Contributing to the Allstate brand non-standard auto premiums written decrease in 2008 compared to 2007 were the following:

- decrease in PIF as of December 31, 2008 compared to December 31, 2007 due to new business production that was insufficient to offset declines in the renewal ratio and polices available to renew
- 10.1% increase in new issued applications to 328 thousand in 2008 from 298 thousand in 2007 due to the continued rollout and momentum of our Allstate Blue® product
- increase in average gross premium in 2008 compared to 2007 due to changes in the mix of customer segments resulting from the implementation of Allstate Blue
- decrease in the renewal ratio in 2008 compared to 2007

Rate increases that are indicated based on loss trend analysis to achieve a targeted return will continue to be pursued. The following table shows the rate changes that were approved for non-standard auto during 2009 and 2008. These rate changes do not reflect initial rates filed for insurance subsidiaries initially writing business in a state. The following table does not include rating plan enhancements, including the introduction of discounts and surcharges, that result in no change in the overall rate level in the state.

	# of States		Countrywide(%) (1)		State Specific(%) (2)(3)	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**
Allstate brand	11	11 (4)	2.6	–	6.5	–
Encompass brand	1	4	0.9	4.8	31.7	23.2

(1) Represents the impact in the states where rate changes were approved during 2009 and 2008, respectively, as a percentage of total countrywide prior year-end premiums written.
(2) Represents the impact in the states where rate changes were approved during 2009 and 2008, respectively, as a percentage of its respective total prior year-end premiums written in those states.
(3) Based on historical premiums written in those states, rate changes approved for non-standard auto totaled $25 million in 2009 compared to $3 million in 2008.
(4) Includes Washington D.C.

Homeowners premiums written totaled $6.04 billion in 2009, a decrease of 1.1% from $6.11 billion in 2008, following a 2.2% decrease in 2008 from $6.25 billion in 2007. Excluding the cost of catastrophe reinsurance, premiums written declined 2.4% in 2009 compared to 2008. For a more detailed discussion on reinsurance, see the Property-Liability Claims and Claims Expense Reserves section of the MD&A and Note 9 of the consolidated financial statements.

	Allstate brand			Encompass brand		
Homeowners	**2009**	**2008**	**2007**	**2009**	**2008**	**2007**
PIF (thousands)	6,973	7,255	7,570	371	446	484
Average premium-gross written (12 months)	$ 883	$ 861	$ 850	$ 1,265	$ 1,206	$ 1,181
Renewal ratio (%)	88.1	87.0	86.5	78.9	80.6	80.0

Allstate brand homeowners premiums written totaled $5.64 billion in 2009 and were comparable to 2008, following a 1.3% decrease in 2008 from $5.71 billion in 2007. Contributing to the Allstate brand homeowners premiums written in 2009 compared to 2008 were the following:

- decrease in PIF of 3.9% as of December 31, 2009 compared to December 31, 2008, following a 4.2% decrease as of December 31, 2008 compared to December 31, 2007, due to fewer policies available to renew and fewer new issued applications
- 6.4% decrease in new issued applications to 556 thousand in 2009 from 594 thousand in 2008
- increase in average gross premium in 2009 compared to 2008, primarily due to rate increases, partially offset by the impact of reduced PIF in catastrophe management areas with higher average gross premiums and a state insurance department initiated rate reduction in California
- increase in the renewal ratio in 2009 compared to 2008 in part driven by less non-renewal activity in coastal states that are more susceptible to major catastrophes
- decrease in the net cost of our catastrophe reinsurance program

Actions taken to manage our catastrophe exposure in areas with known exposure to hurricanes, earthquakes, wildfires, fires following earthquakes and other catastrophes have had an impact on our new business writings and retention for homeowners insurance, and this impact will continue in 2010, although to a lesser degree. For a more detailed discussion on exposure management actions, see the Catastrophe Management section of the MD&A.

Allstate brand homeowners premiums written decreased in 2008 compared to 2007. Contributing to the Allstate brand homeowners premiums written decrease in 2008 compared to 2007 were the following:

- decrease in PIF due to lower new issued applications and policies available to renew
- 26.0% decrease in new issued applications to 594 thousand in 2008 from 803 thousand in 2007
- increase in average gross premium in 2008 compared to 2007, primarily due to higher average renewal premiums related to increases in insured value and approved rate changes, including those taken for our net cost of reinsurance, partially offset by a shift in geographic mix as our catastrophe management actions reduce premiums written in areas with generally higher average gross premiums and state insurance department initiated rate decreases in California and Texas
- increase in the renewal ratio in 2008 compared to 2007
- decrease in the net cost of our catastrophe reinsurance program

MD&A

Rate increases that are indicated based on loss trend analysis to achieve a targeted return will continue to be pursued. The following table shows the rate changes that were approved for homeowners during 2009 and 2008, including rate changes approved based on our net cost of reinsurance. The following table does not include rating plan enhancements, including the introduction of discounts and surcharges, that result in no change in the overall rate level in the state.

	# of States		Countrywide(%) [1]		State Specific(%) [2][3]	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**
Allstate brand [4][5]	40	35	8.4	(0.9)	10.7	(1.3)
Encompass brand [4]	36	26	4.4	4.2	5.9	7.0

[1] Represents the impact in the states where rate changes were approved during 2009 and 2008, respectively, as a percentage of total countrywide prior year-end premiums written.

[2] Represents the impact in the states where rate changes were approved during 2009 and 2008, respectively, as a percentage of its respective total prior year-end premiums written in those states.

[3] Based on historical premiums written in those states, rate changes approved for homeowners totaled $534 million in 2009 compared to $(32) million in 2008.

[4] Includes Washington D.C.

[5] Excluding the impact of a 3.0% rate reduction in Texas and a 28.5% rate reduction in California related to resolutions reached in 2008, the Allstate brand homeowners rate change is 5.8% on a state specific basis and 3.2% on a countrywide basis in 2008.

Underwriting results are shown in the following table.

($ in millions)	2009	2008	2007
Premiums written	$ 25,972	$ 26,584	$ 27,183
Premiums earned	$ 26,195	$ 26,967	$ 27,232
Claims and claims expense	(18,722)	(20,046)	(17,620)
Amortization of DAC	(3,789)	(3,975)	(4,121)
Other costs and expenses	(2,552)	(2,735)	(2,626)
Restructuring and related charges	(105)	(22)	(27)
Underwriting income	$ 1,027	$ 189	$ 2,838
Catastrophe losses	$ 2,069	$ 3,342	$ 1,409
Underwriting income (loss) by line of business			
Standard auto [1]	$ 987	$ 1,247	$ 1,665
Non-standard auto	76	136	264
Homeowners	(125)	(1,175)	571
Other personal lines [1]	89	(19)	338
Underwriting income	$ 1,027	$ 189	$ 2,838
Underwriting income (loss) by brand			
Allstate brand	$ 1,022	$ 220	$ 2,634
Encompass brand	5	(31)	204
Underwriting income	$ 1,027	$ 189	$ 2,838

[1] During 2008, $45 million of IBNR losses were reclassified from standard auto to other personal lines to be consistent with the recording of excess liability policies' premiums and losses.

Allstate Protection experienced underwriting income of $1.03 billion during 2009 compared to $189 million in 2008 primarily due to decreases in homeowners underwriting loss, partially offset by decreases in standard auto underwriting income. Homeowners underwriting loss decreased 89.4% to an underwriting loss of $125 million in 2009 from an underwriting loss of $1.18 billion in 2008, primarily due to lower catastrophes losses, partially offset by increases in homeowner claim frequency and claim severities excluding catastrophes. Standard auto underwriting income decreased 20.9% to $987 million in 2009 from $1.25 billion in 2008, primarily due to increases in auto claim frequency and lower premiums earned. Current year claim severity expectations continue to be consistent with relevant indices for the bodily injury coverages while physical damage coverages were generally lower than the relevant indices.

Allstate Protection experienced underwriting income of $189 million during 2008 compared to $2.84 billion in 2007. The decrease was primarily due to increased catastrophe losses, increases in auto severities, increases in homeowners loss frequencies and unfavorable prior year reserve reestimates in the current year compared to favorable prior year reserve reestimates in 2007, partially offset by favorable auto loss frequencies and higher standard auto average premium. For further discussion and quantification of the impact of reserve estimates and assumptions, see the Application of Critical Accounting Estimates and Property-Liability Claims and Claims Expense Reserves sections of the MD&A.

Catastrophe losses in 2009 were $2.07 billion as detailed in the table below. This compares to catastrophe losses in 2008 of $3.34 billion.

We define a "catastrophe" as an event that produces pre-tax losses before reinsurance in excess of $1 million and involves multiple first party policyholders, or an event that produces a number of claims in excess of a preset, per-event threshold of average claims in a specific area, occurring within a certain amount of time following the event. Catastrophes are caused by various natural events including high winds, winter storms, tornadoes, hailstorms, wildfires, tropical storms, hurricanes, earthquakes and volcanoes. We are also exposed to man-made catastrophic events, such as certain acts of terrorism or industrial accidents. The nature and level of catastrophes in any future period cannot be reliably predicted.

Catastrophe losses related to events that occurred by the size of the event are shown in the following table.

($ in millions)	2009					
	Number of events		Claims and claims expense		Combined ratio impact	Average catastrophe loss per event
Size of catastrophe						
$100 million to $250 million	3	3.7%	$ 442	21.4%	1.7	$ 147
$50 million to $100 million	11	13.4	825	39.9	3.1	75
Less than $50 million	68	82.9	971	46.9	3.7	14
Total	82	100.0%	$ 2,238	108.2	8.5	27
Prior year reserve reestimates			(169)	(8.2)	(0.6)	
Total catastrophe losses			$ 2,069	100.0%	7.9	

In the years 1995 through 2009, we incurred catastrophe losses of $23.70 billion related to 994 events. Of these total losses, 36.5% related to 10 events with losses greater than $250 million per event, 10.5% related to 16 events with losses between $100 million and $250 million per event, 13.7% related to 46 events with losses between $50 million and $100 million per event, and 39.3% related to 922 events with losses less than $50 million per event. Catastrophe losses in the period 2003 through 2009 amounted to $17.26 billion or 72.8% of the total losses. Catastrophe losses greater than $50 million in the period 2003 through 2009 amounted to 51 events and $12.35 billion or 52.1% of the total losses.

Catastrophe losses incurred by the type of event are shown in the following table.

($ in millions)	2009		2008		2007	
		Number of events		Number of events		Number of events
Hurricanes/Tropical storms	$ 48	1	$ 1,381	5	$ 9	3
Tornadoes	384	4	628	19	258	16
Wind/Hail	1,561	67	960	81	542	60
Wildfires	83	5	169	9	350	3
Other events	162	5	79	9	123	9
Prior year reserve reestimates	(169)		125		127	
Total catastrophe losses	$ 2,069	82	$ 3,342	123	$ 1,409	91

Combined ratio Loss ratios are a measure of profitability. Loss ratios by product, and expense and combined ratios by brand, are shown in the following table. These ratios are defined in the Property-Liability Operations section of the MD&A.

	Loss ratio [2]			Effect of catastrophe losses on the loss ratio			Effect of pre-tax reserves reestimates on the combined ratio		
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Allstate brand loss ratio:									
Standard auto	69.3	68.1	65.8	1.2	1.5	0.6	(0.3)	0.1	(1.1)
Non-standard auto	67.1	62.3	54.9	0.7	0.9	0.2	(1.6)	(0.1)	(7.1)
Homeowners	79.6	96.3	66.5	29.0	46.5	19.5	(2.6)	2.1	2.2
Other personal lines	67.3	69.3	60.4	7.0	10.6	5.0	3.5	0.6	(0.9)
Total Allstate brand loss ratio	71.4	74.4	64.9	8.1	12.6	5.3	(0.5)	0.6	(0.7)
Allstate brand expense ratio	24.5	24.7	24.7						
Allstate brand combined ratio	95.9	99.1	89.6						
Encompass brand loss ratio:									
Standard auto [1]	75.4	66.3	64.2	0.3	0.9	0.4	0.7	(4.2)	(3.4)
Non-standard auto	74.1	88.9	75.0	—	—	—	(11.1)	—	(6.6)
Homeowners	66.0	76.4	54.6	14.6	27.8	12.0	(4.3)	0.4	(1.6)
Other personal lines [1]	75.9	112.9	61.8	1.9	8.9	2.2	5.6	33.1	—
Total Encompass brand loss ratio	72.6	73.0	61.6	4.7	9.1	3.9	(0.7)	(0.2)	(2.8)
Encompass brand expense ratio	27.1	28.8	27.6						
Encompass brand combined ratio	99.7	101.8	89.2						
Allstate Protection loss ratio	71.5	74.3	64.7	7.9	12.4	5.2	(0.5)	0.6	(0.8)
Allstate Protection expense ratio	24.6	25.0	24.9						
Allstate Protection combined ratio	96.1	99.3	89.6						

[1] During 2008, $45 million of IBNR losses were reclassified from standard auto to other personal lines to be consistent with the recording of excess liability policies' premiums and losses.
[2] Ratios are calculated using the premiums earned for the respective line of business.

Standard auto loss ratio for the Allstate brand increased 1.2 points in 2009 compared to 2008 due to higher claim frequencies. In 2009, claim frequencies in the physical damage and bodily injury coverages have returned to historical norms following exceptionally low levels in 2008. Bodily injury severity results increased in line with historical Consumer Price Index ("CPI") trends. Claims severity decreased in 2009 for the physical damage coverages, partially offsetting the increased frequencies. Standard auto loss ratio for the Allstate brand increased 2.3 points in 2008 compared to 2007 due to increased catastrophe losses, unfavorable reserve reestimates in the current year compared to favorable reserve reestimates in the prior year and higher claim severities, partially offset by lower claim frequencies. Excluding catastrophes, the 2008 underlying inflationary increase in severity was in part offset by declines in frequency, reflecting a continuation of a long-term decline in frequency and a decrease in miles driven.

Non-standard auto loss ratio for the Allstate brand increased 4.8 points in 2009 compared to 2008 due to higher claim frequencies. Claim frequencies increased for both physical damage and casualty coverages in 2009 compared to 2008. Bodily injury severity results increased in line with historical CPI trends. Claims severity decreased in 2009 for the physical damage coverages, partially offsetting the increased frequencies. Non-standard auto loss ratio for the Allstate brand increased 7.4 points in 2008 compared to 2007 due to lower favorable reserve reestimates related to prior years, increased catastrophe losses and higher claim severities, partially offset by lower claim frequencies.

Homeowners loss ratio for the Allstate brand decreased 16.7 points to 79.6 in 2009 from 96.3 in 2008 due to lower catastrophe losses, partially offset by higher frequencies excluding catastrophes and severities. Frequencies excluding catastrophes increased in 2009 compared to 2008, in part, due to inclement weather in 2009, including an increase in freeze related claims, driven by winter weather in the first quarter of 2009. Theft claims also drove part of the increase in frequencies in 2009 compared to 2008. In 2009, homeowner claims severity, excluding catastrophes, increased compared to 2008. Homeowners loss ratio for the Allstate brand increased 29.8 points to 96.3 in 2008 from 66.5 in 2007 due to higher catastrophe losses.

Expense ratio for Allstate Protection decreased 0.4 points in 2009 compared to 2008. Restructuring costs increased 0.3 points over prior year, driven by claim office consolidations, reorganization of Business Insurance and technology prioritization and efficiency efforts. Excluding restructuring, the expense ratio for Allstate Protection decreased 0.7 points in 2009 compared to 2008. The impact of lower earned premium was offset by improved operational efficiencies and more focused spending, particularly on technology, and decreases in the net cost of benefits due to favorable investment results. The expense ratio for Allstate Protection increased 0.1 points in 2008 compared to 2007 primarily due to lower earned premiums, increases in the net cost of benefits due to unfavorable investment results, and charges for the write-off of capitalized computer software.

The impact of specific costs and expenses on the expense ratio are included in the following tables.

	Allstate brand			Encompass brand			Allstate Protection		
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Amortization of DAC	14.2	14.4	14.8	18.5	19.9	20.1	14.5	14.7	15.1
Other costs and expenses	9.9	10.2	9.8	8.3	8.9	7.5	9.7	10.2	9.7
Restructuring and related charges	0.4	0.1	0.1	0.3	—	—	0.4	0.1	0.1
Total expense ratio	24.5	24.7	24.7	27.1	28.8	27.6	24.6	25.0	24.9

The expense ratio for the standard auto and homeowners businesses generally approximates the total Allstate Protection expense ratio. The expense ratio for the non-standard auto business generally is lower than the total Allstate Protection expense ratio due to lower agent commission rates and higher average premiums for non-standard auto as compared to standard auto. The Encompass brand DAC amortization is higher on average than Allstate brand DAC amortization due to higher commission rates.

DAC We establish a DAC asset for costs that vary with and are primarily related to acquiring business, principally agents' remuneration, premium taxes, certain underwriting costs and direct mail solicitation expenses. For the Allstate Protection business, DAC is amortized to income over the period in which premiums are earned. The balance of DAC for each product type at December 31, is included in the following table.

($ in millions)	Allstate brand		Encompass brand		Allstate Protection	
	2009	2008	2009	2008	2009	2008
Standard auto	$ 542	$ 544	$ 68	$ 87	$ 610	$ 631
Non-standard auto	35	36	—	1	35	37
Homeowners	426	420	42	49	468	469
Other personal lines	290	307	7	9	297	316
Total DAC	$ 1,293	$ 1,307	$ 117	$ 146	$ 1,410	$ 1,453

Catastrophe management

Historical catastrophe experience Since the beginning of 1992, the average annual impact of catastrophes on our Property-Liability loss ratio was 7.5 points. However, this average does not reflect the impact of some of the more significant actions we have taken to limit our catastrophe exposure. Consequently, it is useful to consider the impact of catastrophes after excluding losses that are now partially or substantially covered by the California Earthquake Authority ("CEA"), the Florida Hurricane Catastrophe Fund ("FHCF") or placed with a third party, such as hurricane coverage in Hawaii. The average annual impact of all catastrophes, excluding losses from Hurricanes Andrew and Iniki and losses from California earthquakes, on our Property-Liability loss ratio was 6.3 points since the beginning of 1992.

Comparatively, the average annual impact of catastrophes on the homeowners loss ratio for the years 1992 through 2009 is shown in the following table.

	Average annual impact of catastrophes on the homeowners loss ratio	Average annual impact of catastrophes on the homeowners loss ratio excluding losses from hurricanes Andrew and Iniki, and losses from California earthquakes
Florida	99.7	48.2
Other hurricane exposure states	28.4	28.2
Total hurricane exposure states	34.4	29.9
All other	22.9	17.8
Total	29.1	24.3

Over time, we have limited our aggregate insurance exposure to catastrophe losses in certain regions of the country that are subject to high levels of natural catastrophes. Limitations include our participation in various state facilities, such as the CEA, which provides insurance for California earthquake losses; the FHCF, which provides reimbursements to participating insurers for certain qualifying Florida hurricane losses; and other state facilities, such as wind pools. However, the impact of these actions may be diminished by the growth in insured values, and the effect of state insurance laws and regulations. In addition, in various states we are required to participate in assigned risk plans, reinsurance facilities and joint underwriting associations that provide insurance coverage to individuals or entities that otherwise are unable to purchase such coverage from private insurers. Because of our participation in these and other state facilities such as wind pools, we may be exposed to losses that surpass the capitalization of these facilities and/or to assessments from these facilities.

We continue to take actions to maintain an appropriate level of exposure to catastrophic events, including the following:

- We have increased our utilization of wind storm pools. For example, in Texas we are ceding significant wind exposure related to insured property located in wind pool eligible areas along the coast including the Galveston Islands.
- We have ceased writing new homeowners business in California. We will continue to renew current policyholders and have a renewal ratio of approximately 92% in California.
- Encompass Floridian Insurance Company and Encompass Floridian Indemnity Company filed a formal notification with the Florida Office of Insurance Regulation to discontinue providing property insurance in the State of Florida.
- We ceased offering renewals on certain homeowners insurance policies in New York in certain down-state geographical locations. The level of non-renewals in New York is limited by state statute.

Hurricanes

We consider the greatest areas of potential catastrophe losses due to hurricanes generally to be major metropolitan centers in counties along the eastern and gulf coasts of the United States. Usually, the average premium on a property policy near these coasts is greater than in other areas. However, average premiums are not considered commensurate with the inherent risk of loss. In addition and as explained in Note 13 of the consolidated financial statements, in various states Allstate is subject to assessments from assigned risk plans, reinsurance facilities and joint underwriting associations providing insurance for wind related property losses.

We have addressed our risk of hurricane loss by, among other actions, purchasing reinsurance for specific states and on a countrywide basis for our personal lines property insurance in areas most exposed to hurricanes (for further information on our reinsurance program see the Property-Liability Claims and Claims Expense Reserves section of the MD&A); limiting personal homeowners new business writings in coastal areas in southern and eastern states; and not offering continuing coverage on certain policies in coastal counties in certain states. Our actions are expected to continue during 2010 in northeastern and certain other hurricane prone states.

Earthquakes

Actions taken to reduce our exposure from earthquake coverage are substantially complete. These actions included purchasing reinsurance on a countrywide basis and in the state of Kentucky; no longer offering new optional earthquake coverage in most states; removing optional earthquake coverage upon renewal in most states; and entering into arrangements in many states to make earthquake coverage available through other insurers for new and renewal business.

We expect to retain approximately 40,000 PIF with earthquake coverage due to regulatory and other reasons. We also will continue to have exposure to earthquake risk on certain policies that do not specifically exclude coverage for earthquake losses, including our auto policies, and to fires following earthquakes. Allstate policyholders in the state of California are offered coverage through the CEA, a privately-financed, publicly-managed state agency created to provide insurance coverage for earthquake damage. Allstate is subject to assessments from the CEA under certain circumstances as explained in Note 13 of the consolidated financial statements.

Fires Following Earthquakes

Actions taken related to our risk of loss from fires following earthquakes include changing homeowners underwriting requirements in California and purchasing additional reinsurance on a countrywide basis excluding Florida and on a statewide basis in California and Kentucky.

Wildfires

Actions we are taking to reduce our risk of loss from wildfires include changing homeowners underwriting requirements in certain states and including California wildfire losses in our aggregate excess reinsurance agreement and in our state specific California program. Catastrophe losses related to the Southern California wildfires that occurred during 2009, 2008 and 2007 totaled $76 million, $166 million and $350 million, respectively.

Reinsurance

A description of our current catastrophe reinsurance program and program changes as of June 1, 2010 appears in the catastrophe reinsurance section of this document.

DISCONTINUED LINES AND COVERAGES SEGMENT

Overview The Discontinued Lines and Coverages segment includes results from insurance coverage that we no longer write and results for certain commercial and other businesses in run-off. Our exposure to asbestos, environmental and other discontinued lines claims is reported in this segment. We have assigned management of this segment to a designated group of professionals with expertise in claims handling, policy coverage interpretation, exposure identification and reinsurance collection. As part of its responsibilities, this group is also regularly engaged in policy buybacks, settlements and reinsurance assumed and ceded commutations.

Summarized underwriting results for the years ended December 31, are presented in the following table.

($ in millions)	2009	2008	2007
Premiums written	$ (1)	$ –	$ –
Premiums earned	$ (1)	$ –	$ 1
Claims and claims expense	(24)	(18)	(47)
Operating costs and expenses	(7)	(7)	(8)
Underwriting loss	$ (32)	$ (25)	$ (54)

Underwriting losses of $32 million in 2009 were primarily related to a $13 million unfavorable reestimate of environmental reserves and a $28 million unfavorable reestimate of other reserves, partially offset by an $8 million favorable reestimate of asbestos reserves, primarily as a result of our annual third quarter 2009 review using established industry and actuarial "grounds up" best practices. Additionally, the allowance for future uncollectible reinsurance decreased $23 million, primarily as a result of significant commutation activity related to three reinsurers. The cost of administering claims settlements totaled $13 million for both the years ended December 31, 2009 and 2008 and $14 million for the year ended December 31, 2007.

Underwriting losses of $25 million in 2008 primarily related to an $8 million unfavorable reestimate of asbestos reserves and a $13 million unfavorable reestimate of other reserves as a result of the annual third quarter 2008 grounds up reserve review, partially offset by a $16 million reduction of our allowance for future uncollectible reinsurance.

Underwriting loss of $54 million in 2007 primarily related to a $63 million unfavorable reestimate of environmental reserves and a $6 million unfavorable reestimate of asbestos reserves as a result of the annual third quarter 2007 grounds up reserve review, partially offset by a $46 million reduction in the allowance for uncollectible reinsurance related to Equitas Limited's improved financial position as a result of its reinsurance coverage with National Indemnity Company.

See the Property-Liability Claims and Claims Expense Reserves section of the MD&A for a more detailed discussion.

Discontinued Lines and Coverages outlook

- We may continue to experience asbestos and/or environmental losses in the future. These losses could be due to the potential adverse impact of new information relating to new and additional claims or the impact of resolving unsettled claims based on unanticipated events such as litigation or legislative, judicial and regulatory actions. Environmental losses may also increase as the result of additional funding for environmental site cleanup from the new federal government administration. Because of our annual grounds up review, we believe that our reserves are appropriately established based on available information, technology, laws and regulations.

- We continue to be encouraged that the pace of industry asbestos claim activity has slowed, perhaps reflecting various state legislative and judicial actions with respect to medical criteria and increased legal scrutiny of the legitimacy of claims.

PROPERTY-LIABILITY INVESTMENT RESULTS

Net investment income decreased 20.7% or $346 million to $1.33 billion in 2009 compared to $1.67 billion in 2008, after decreasing 15.1% in 2008 compared to 2007. The 2009 decrease was primarily due to reduced portfolio yields, actions to shorten duration and maintain additional liquidity in the portfolio, lower average investment balances and capital contributions to Allstate Life Insurance Company ("ALIC"). The 2008 decrease was due to decreased partnership income and lower average asset balances reflecting dividends paid by Allstate Insurance Company ("AIC") to its parent, The Allstate Corporation (the "Corporation") and capital contributions to ALIC and reduced portfolio yields.

The following table presents the average pre-tax investment yields for the year ended December 31.

	2009 [1][2]	2008 [1][2]	2007 [1][2]
Fixed income securities: tax-exempt	5.1%	5.1%	5.1%
Fixed income securities: tax-exempt equivalent	7.4	7.4	7.4
Fixed income securities: taxable	4.1	5.6	5.5
Equity securities	2.1	3.0	2.7
Mortgage loans	4.7	6.1	5.6
Limited partnership interests [3]	0.6	2.3	16.0
Total portfolio	4.1	4.8	5.4

[1] Pre-tax yield is calculated as investment income (including dividend income in the case of equity securities) divided by the average of the investment balances at the beginning and end of period and interim quarters.

[2] Amortized cost basis is used to calculate the average investment balance for fixed income securities and mortgage loans. Cost is used for equity securities. Cost or the equity method of accounting basis is used for limited partnership interests.

[3] Beginning in the fourth quarter of 2008, income from limited partnerships accounted for on the equity method of accounting ("EMA LP") is reported in realized capital gains and losses and is therefore excluded from the determination of pre-tax investment yields on limited partnership interests. EMA LP income for periods prior to the fourth quarter of 2008 is reported in net investment income and included in the determination of pre-tax investment yields on limited partnership interests.

Net realized capital gains and losses are presented in the following table.

($ in millions)	2009	2008	2007
Impairment write-downs	$ (534)	$ (638)	$ (44)
Change in intent write-downs	(89)	(501)	(54)
Net other-than-temporary impairment losses recognized in earnings	(623)	(1,139)	(98)
Sales	611	(635)	1,396
Valuation of derivative instruments	52	(296)	(15)
Settlements of derivative instruments	(203)	289	133
EMA LP income	(5)	(77)	–
Realized capital gains and losses, pre-tax	(168)	(1,858)	1,416
Income tax (expense) benefit [1]	(54)	649	(501)
Realized capital gains and losses, after-tax	$ (222)	$ (1,209)	$ 915

[1] Income tax expense for the year ended December 31, 2009 includes expense of $112 million attributable to an increase in the valuation allowance relating to the deferred tax asset on capital losses recorded in the first quarter of 2009. This valuation allowance was released in connection with the adoption of accounting guidance for the recognition of other-than-temporary impairments of fixed income securities ("new OTTI accounting guidance") on April 1, 2009; however, the release was recorded as an increase to retained income and therefore did not reverse the amount recorded in income tax expense. For a further discussion of changes in this valuation allowance, see the Deferred Taxes section of the MD&A.

For a further discussion of net realized capital gains and losses, see the Investments section of the MD&A.

PROPERTY-LIABILITY CLAIMS AND CLAIMS EXPENSE RESERVES

Property-Liability underwriting results are significantly influenced by estimates of property-liability claims and claims expense reserves. For a description of our reserve process, see Note 7 of the consolidated financial statements and for a further description of our reserving policies and the potential variability in our reserve estimates, see the Application of Critical Accounting Estimates section of the MD&A. These reserves are an estimate of amounts necessary to settle all outstanding claims, including IBNR claims, as of the reporting date.

The facts and circumstances leading to our quarterly reestimates of reserves relate to revisions to the development factors used to predict how losses are likely to develop from the end of a reporting period until all claims have been paid. Reestimates occur because actual losses are likely different than that predicted by the estimated development factors used in prior reserve estimates. At December 31, 2009, the impact of a reserve reestimation corresponding to a one percent increase or decrease in net reserves would be a decrease or increase of approximately $110 million in net income.

The table below shows total net reserves as of December 31 for Allstate brand, Encompass brand and Discontinued Lines and Coverages lines of business.

($ in millions)	2009	2008	2007
Allstate brand	$ 14,123	$ 14,118	$ 13,456
Encompass brand	1,027	1,133	1,129
Total Allstate Protection	15,150	15,251	14,585
Discontinued Lines and Coverages	1,878	1,931	2,075
Total Property-Liability	$ 17,028	$ 17,182	$ 16,660

The tables below shows reserves, net of reinsurance, representing the estimated cost of outstanding claims as they were recorded at the beginning of years 2009, 2008 and 2007, and the effect of reestimates in each year.

($ in millions)	January 1 reserves		
	2009	2008	2007
Allstate brand	$ 14,118	$ 13,456	$ 13,220
Encompass brand	1,133	1,129	1,236
Total Allstate Protection	15,251	14,585	14,456
Discontinued Lines and Coverages	1,931	2,075	2,154
Total Property-Liability	$ 17,182	$ 16,660	$ 16,610

($ in millions, except ratios)	2009		2008		2007	
	Reserve reestimate [1]	Effect on combined ratio	Reserve reestimate [1]	Effect on combined ratio	Reserve reestimate [1]	Effect on combined ratio
Allstate brand	$ (126)	(0.5)	$ 155	0.6	$ (167)	(0.6)
Encompass brand	(10)	—	(3)	—	(52)	(0.2)
Total Allstate Protection	(136)	(0.5)	152	0.6	(219)	(0.8)
Discontinued Lines and Coverages	24	0.1	18	0.1	47	0.2
Total Property-Liability	$ (112)	(0.4)	$ 170	0.7	$ (172)	(0.6)
Reserve reestimates, after-tax	$ (73)		$ 111		$ (112)	
Net income (loss)	$ 854		$ (1,679)		$ 4,636	
Reserve reestimates as a % of net income (loss)	8.5%		(6.6)%		2.4%	

[1] Favorable reserve reestimates are shown in parentheses.

Allstate Protection

The tables below shows Allstate Protection net reserves representing the estimated cost of outstanding claims as they were recorded at the beginning of years 2009, 2008 and 2007, and the effect of reestimates in each year.

($ in millions)	January 1 reserves		
	2009	2008	2007
Auto	$ 10,220	$ 10,175	$ 9,995
Homeowners	2,824	2,279	2,226
Other personal lines	2,207	2,131	2,235
Total Allstate Protection	$ 15,251	$ 14,585	$ 14,456

($ in millions, except ratios)	2009		2008		2007	
	Reserve reestimate [1]	Effect on combined ratio	Reserve reestimate [1]	Effect on combined ratio	Reserve reestimate [1]	Effect on combined ratio
Auto	$ (57)	(0.2)	$ (27)	(0.1)	$ (311)	(1.1)
Homeowners	(168)	(0.6)	124	0.5	115	0.4
Other personal lines	89	0.3	55	0.2	(23)	(0.1)
Total Allstate Protection	$ (136)	(0.5)	$ 152	0.6	$ (219)	(0.8)
Underwriting income	$ 1,027		$ 189		$ 2,838	
Reserve reestimates as a % of underwriting income	13.2%		(80.4)%		7.7%	

[1] Favorable reserve reestimates are shown in parentheses.

Auto reserve reestimates in 2009 were primarily the result of auto severity development that was better than expected. Auto reserve reestimates in 2008 were primarily the result of a $45 million reclassification of IBNR losses from standard auto to other personal lines to be consistent with the recording of excess liability policies' premiums and losses. Auto reserve reestimates in 2007 were primarily the result of auto severity development that was better than expected.

Favorable homeowners reserve reestimates in 2009 were primarily due to favorable reserve reestimates from Hurricanes Ike and Gustav and a catastrophe related subrogation recovery. Unfavorable homeowners reserve reestimates in 2008 were primarily due to litigation filed in conjunction with a Louisiana deadline for filing suits related to Hurricane Katrina. Unfavorable homeowners reserve reestimates in 2007 were primarily due to catastrophe reserve reestimates attributable to increased claim expense reserves primarily for 2005 events and increased loss reserves including reopened claims arising from litigation filed in conjunction with a Louisiana deadline for filing suits related to Hurricane Katrina.

Other personal lines reserve reestimates in 2009 were primarily the result of loss development different than anticipated in previous estimates. Other personal lines reserve reestimates in 2008 were primarily the result of a $45 million reclassification of IBNR losses from standard auto to other personal lines to be consistent with the recording of excess liability policies' premiums and losses. Other personal lines reserve reestimates in 2007 were primarily the result of claim severity development different than anticipated in previous estimates.

Pending, new and closed claims for Allstate Protection, for the years ended December 31, are summarized in the following table.

Number of claims	2009	2008	2007
Auto			
Pending, beginning of year	566,394	551,598	522,544
New	5,482,941	5,323,072	5,450,438
Total closed	(5,508,911)	(5,308,276)	(5,421,384)
Pending, end of year	540,424	566,394	551,598
Homeowners			
Pending, beginning of year	74,772	80,229	72,988
New	997,954	1,242,007	805,461
Total closed	(1,013,041)	(1,247,464)	(798,220)
Pending, end of year	59,685	74,772	80,229
Other personal lines			
Pending, beginning of year	41,001	39,951	42,254
New	278,978	301,363	270,962
Total closed	(283,442)	(300,313)	(273,265)
Pending, end of year	36,537	41,001	39,951
Total Allstate Protection			
Pending, beginning of year	682,167	671,778	637,786
New	6,759,873	6,866,442	6,526,861
Total closed	(6,805,394)	(6,856,053)	(6,492,869)
Pending, end of year	636,646	682,167	671,778

We believe the net loss reserves for Allstate Protection exposures are appropriately established based on available facts, technology, laws and regulations.

The following tables reflect the accident years to which the reestimates shown above are applicable for Allstate brand, Encompass brand and Discontinued Lines and Coverages lines of business. Favorable reserve reestimates are shown in these tables in parentheses.

2009 Prior year reserve reestimates

($ in millions)	1999 & prior	2000	2001	2002	2003	2004	2005	2006	2007	2008	Total
Allstate brand	$ 247	$ 46	$ 58	$ 44	$ 37	$ 85	$ 74	$ (149)	$ (151)	$ (417)	$ (126)
Encompass brand	–	3	1	3	6	5	10	8	(7)	(39)	(10)
Total Allstate Protection	247	49	59	47	43	90	84	(141)	(158)	(456)	(136)
Discontinued Lines and Coverages	24	–	–	–	–	–	–	–	–	–	24
Total Property-Liability	$ 271	$ 49	$ 59	$ 47	$ 43	$ 90	$ 84	$ (141)	$ (158)	$ (456)	$ (112)

2008 Prior year reserve reestimates

($ in millions)	1998 & prior	1999	2000	2001	2002	2003	2004	2005	2006	2007	Total
Allstate brand	$ 56	$ (7)	$ 9	$ 34	$ 1	$ (5)	$ 13	$ 152	$ (71)	$ (27)	$ 155
Encompass brand	2	–	2	(1)	2	1	(1)	10	(20)	2	(3)
Total Allstate Protection	58	(7)	11	33	3	(4)	12	162	(91)	(25)	152
Discontinued Lines and Coverages	18	–	–	–	–	–	–	–	–	–	18
Total Property-Liability	$ 76	$ (7)	$ 11	$ 33	$ 3	$ (4)	$ 12	$ 162	$ (91)	$ (25)	$ 170

2007 Prior year reserve reestimates

($ in millions)	1997 & prior	1998	1999	2000	2001	2002	2003	2004	2005	2006	Total
Allstate brand	$ 103	$ –	$ 10	$ 16	$ (5)	$ 15	$ 5	$ (10)	$ (225)	$ (76)	$ (167)
Encompass brand	–	–	(1)	(4)	–	3	6	(4)	(39)	(13)	(52)
Total Allstate Protection	103	–	9	12	(5)	18	11	(14)	(264)	(89)	(219)
Discontinued Lines and Coverages	47	–	–	–	–	–	–	–	–	–	47
Total Property-Liability	$ 150	$ –	$ 9	$ 12	$ (5)	$ 18	$ 11	$ (14)	$ (264)	$ (89)	$ (172)

Allstate brand prior year reserve reestimates were $126 million favorable in 2009, $155 million unfavorable in 2008 and $167 million favorable in 2007, respectively. In 2009, this was primarily due to favorable reserve reestimates from Hurricanes Ike and Gustav and a catastrophe related subrogation recovery. The shift of reserves to older accident years is attributable to a reallocation of reserves related to employee postretirement benefits to more accident years, and a reclassification of injury and 2008 non-injury reserves to older years. In 2008, this was primarily due to litigation filed in conjunction with a Louisiana deadline for filing suits related to Hurricane Katrina. In 2007, this was primarily due to auto severity development that was better than expected, partially offset by unfavorable reserve reestimates of catastrophe losses.

These trends are primarily responsible for revisions to loss development factors, as previously described, used to predict how losses are likely to develop from the end of a reporting period until all claims have been paid. Because these trends cause actual losses to differ from those predicted by the estimated development factors used in prior reserve estimates, reserves are revised as actuarial studies validate new trends based on the indications of updated development factor calculations.

The impact of these reestimates on the Allstate brand underwriting income is shown in the table below.

($ in millions)	2009	2008	2007
Reserve reestimates [1]	$ (126)	$ 155	$ (167)
Allstate brand underwriting income	1,022	220	2,634
Reserve reestimates as a % of underwriting income	12.3%	(70.5)%	6.3%

[1] Favorable reserve reestimates are shown in parentheses.

Encompass brand Reserve reestimates in 2009, 2008 and 2007 were related to lower than anticipated claim settlement costs.

The impact of these reestimates on the Encompass brand underwriting (loss) income is shown in the table below.

($ in millions)	2009	2008	2007
Reserve reestimates [1]	$ (10)	$ (3)	$ (52)
Encompass brand underwriting income (loss)	5	(31)	204
Reserve reestimates as a % of underwriting income (loss)	200.0%	9.7%	25.5%

[1] Favorable reserve reestimates are shown in parentheses.

Discontinued Lines and Coverages We conduct an annual review in the third quarter of each year to evaluate and establish asbestos, environmental and other discontinued lines reserves. Reserves are recorded in the reporting period in which they are determined. Using established industry and actuarial best practices and assuming no change in the regulatory or economic environment, this detailed and comprehensive grounds up methodology determines reserves based on assessments of the characteristics of exposure (e.g. claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by policyholders.

Reserve reestimates for the Discontinued Lines and Coverages, as shown in the table below, were increased primarily for other discontinued lines in both 2009 and 2008, and environmental in 2007.

($ in millions)	2009		2008		2007	
	January 1 reserves	Reserve reestimate [1]	January 1 reserves	Reserve reestimate [1]	January 1 reserves	Reserve reestimate [1]
Asbestos Claims	$ 1,228	$ (8)	$ 1,302	$ 8	$ 1,375	$ 17
Environmental Claims	195	13	232	—	194	63
Other Discontinued Lines	508	19	541	10	585	(33)
Total Discontinued Lines and coverages	$ 1,931	$ 24	$ 2,075	$ 18	$ 2,154	$ 47
Underwriting loss		$ (32)		$ (25)		$ (54)
Reserve reestimates as a % of underwriting loss		(75.0)%		(72.0)%		(87.0)%

[1] Favorable reserve reestimates are shown in parentheses.

Asbestos reserves reestimates in 2009 were $8 million favorable. Reserve additions for asbestos in 2008 and 2007, totaling $8 million and $17 million, respectively, were primarily for products-related coverage. For 2008 and 2007, they were essentially a result of a continuing level of increased claim activity being reported by excess and primary insurance policyholders with existing active claims, excess policyholders with new claims, and reestimates of liabilities for increased assumed reinsurance cessions, as ceding companies (other insurance carriers) also experienced increased claim activity. Higher claim activity over prior estimates has also resulted in an increased estimate for future claims reported. These trends are consistent with the trends of other carriers in the industry, which we believe are related to increased publicity and awareness of coverage, ongoing litigation and bankruptcy actions. The 2007 asbestos reserve addition also includes the write-off of uncollectible reinsurance for a single foreign reinsurer.

The reserve additions for environmental in 2009 were primarily related to site-specific remediations where the clean-up cost estimates and responsibility for the clean-up were more fully determined. Normal environmental claim activity resulted in essentially no change in estimated reserves for 2008. The reserve additions for environmental in 2007 were for increased claim activity related to site-specific remediations where the clean-up cost estimates and responsibility for the clean-up have been more fully determined. This increased claim activity over prior estimates has also resulted in an increased estimate for future claims reported. IBNR now represents 65% of total net environmental reserves, 2 points higher than at December 31, 2008.

The table below summarizes reserves and claim activity for asbestos and environmental claims before (Gross) and after (Net) the effects of reinsurance for the past three years.

($ in millions, except ratios)	2009		2008		2007	
	Gross	Net	Gross	Net	Gross	Net
Asbestos claims						
Beginning reserves	$ 1,933	$ 1,228	$ 2,053	$ 1,302	$ 2,198	$ 1,375
Incurred claims and claims expense	(3)	(8)	4	8	12	17
Claims and claims expense paid	(150)	(40)	(124)	(82)	(157)	(90)
Ending reserves	$ 1,780	$ 1,180	$ 1,933	$ 1,228	$ 2,053	$ 1,302
Annual survival ratio	11.9	11.5	15.4	15.1	13.1	14.5
3-year survival ratio	12.4	12.9	13.4	14.4	8.5	9.7
Environmental claims						
Beginning reserves	$ 250	$ 195	$ 340	$ 232	$ 249	$ 194
Incurred claims and claims expense	16	13	(34)	–	120	63
Claims and claims expense paid	(19)	(10)	(56)	(37)	(29)	(25)
Ending reserves	$ 247	$ 198	$ 250	$ 195	$ 340	$ 232
Annual survival ratio	12.7	12.1	4.5	5.2	11.7	9.4
3-year survival ratio	7.1	7.5	6.8	7.0	11.8	9.3
Combined environmental and asbestos claims						
Annual survival ratio	12.0	11.6	12.1	12.0	12.9	13.4
3-year survival ratio	11.4	11.7	12.1	12.6	8.8	9.6
Percentage of IBNR in ending reserves		62.3%		63.8%		63.2%

The survival ratio is calculated by taking our ending reserves divided by payments made during the year. This is a commonly used but extremely simplistic and imprecise approach to measuring the adequacy of asbestos and environmental reserve levels. Many factors, such as mix of business, level of coverage provided and settlement procedures have significant impacts on the amount of environmental and asbestos claims and claims expense reserves, claim payments and the resultant ratio. As payments result in corresponding reserve reductions, survival ratios can be expected to vary over time. The 2009 net survival ratios in the table above have been adjusted to remove the claims and claims expense paid of $63 million for asbestos and $7 million for environmental attributable to recent commutation activity related to three reinsurers.

In 2009, the asbestos net 3-year survival ratio decreased due to lower reserve levels as the result of loss settlements. In 2008, the asbestos net 3-year survival ratio increased due to lower average annual payments. In 2009, the environmental net 3-year survival ratio increased due to lower average annual payments. In 2008, the environmental net 3-year survival ratio declined due to continuing claim payments.

Our net asbestos reserves by type of exposure and total reserve additions are shown in the following table.

($ in millions)	December 31, 2009			December 31, 2008			December 31, 2007		
	Active policy-holders	Net reserves	% of reserves	Active policy-holders	Net reserves	% of reserves	Active policy-holders	Net reserves	% of reserves
Direct policyholders:									
–Primary	51	$ 19	1%	54	$ 21	2%	52	$ 23	2%
–Excess	318	256	22	330	216	17	346	222	17
Total	369	275	23%	384	237	19%	398	245	19%
Assumed reinsurance		176	15		205	17		216	16
IBNR		729	62		786	64		841	65
Total net reserves		$ 1,180	100%		$ 1,228	100%		$ 1,302	100%
Total reserve additions		$ (8)			$ 8			$ 17	

During the last three years, 61 direct primary and excess policyholders reported new claims, and claims of 79 policyholders were closed, decreasing the number of active policyholders by 18 during the period. The 18 decrease comprised (15) from 2009, (9) from 2008 and 6 from 2007. The decrease of 15 from 2009 included 20 new policyholders reporting new claims and the closing of 35 policyholders' claims.

IBNR net reserves decreased by $57 million. At December 31, 2009 IBNR represented 62% of total net asbestos reserves, 2 points lower than at December 31, 2008. IBNR provides for reserve development of known claims and future reporting of additional unknown claims from current and new policyholders and ceding companies.

Pending, new, total closed and closed without payment claims for asbestos and environmental exposures for the years ended December 31, are summarized in the following table.

Number of claims	2009	2008	2007
Asbestos			
Pending, beginning of year	8,780	9,256	9,175
New	814	601	876
Total closed	(1,342)	(1,077)	(795)
Pending, end of year	8,252	8,780	9,256
Closed without payment	469	800	364
Environmental			
Pending, beginning of year	4,603	4,747	4,771
New	389	291	603
Total closed	(878)	(435)	(627)
Pending, end of year	4,114	4,603	4,747
Closed without payment	416	307	370

Property-Liability reinsurance ceded For Allstate Protection, we utilize reinsurance to reduce exposure to catastrophe risk and manage capital, and to support the required statutory surplus and the insurance financial strength ratings of certain subsidiaries such as Castle Key Insurance Company, formerly known as Allstate Floridian Insurance Company, and Allstate New Jersey Insurance Company. We purchase significant reinsurance where we believe the greatest benefit may be achieved relative to our aggregate countrywide exposure. The price and terms of reinsurance and the credit quality of the reinsurer are considered in the purchase process, along with whether the price can be appropriately reflected in the costs that are considered in setting future rates charged to policyholders. We also participate in various reinsurance mechanisms, including industry pools and facilities, which are backed by the financial resources of the property-liability insurance company market participants, and have historically purchased reinsurance to mitigate long-tail liability lines, including environmental, asbestos and other discontinued lines exposures. We retain primary liability as a direct insurer for all risks ceded to reinsurers.

The impacts of reinsurance on our reserve for claims and claims expense at December 31 are summarized in the following table, net of allowances we have established for uncollectible amounts.

($ in millions)	Reserve for Property-Liability insurance claims and claims expense		Reinsurance recoverables, net	
	2009	2008	2009	2008
Industry pools and facilities	$ 2,000	$ 2,012	$ 1,408	$ 1,442
Asbestos and environmental	2,027	2,183	683	795
Other including allowance for future uncollectible reinsurance recoverables	15,140	15,261	121	116
Total Property-Liability	$ 19,167	$ 19,456	$ 2,212	$ 2,353

Reinsurance recoverables include an estimate of the amount of property-liability insurance claims and claims expense reserves that may be ceded under the terms of the reinsurance agreements, including incurred but not reported unpaid losses. We calculate our ceded reinsurance estimate based on the terms of each applicable reinsurance agreement, including an estimate of how IBNR losses will ultimately be ceded under the agreement. We also consider other limitations and coverage exclusions under our reinsurance agreements. Accordingly, our estimate of reinsurance recoverables is subject to similar risks and uncertainties as our estimate of reserve for property-liability claims and claims expense. We believe the recoverables are appropriately established; however, as our underlying reserves continue to develop, the amount ultimately recoverable may vary from amounts currently recorded. We regularly evaluate the reinsurers and the respective amounts recoverable, and a provision for uncollectible reinsurance is recorded if needed. The establishment of reinsurance recoverables and the related allowance for uncollectible reinsurance is also an inherently uncertain process involving estimates. Changes in estimates could result in additional changes to the Consolidated Statements of Operations.

The allowance for uncollectible reinsurance relates to Discontinued Lines and Coverages reinsurance recoverables and was $142 million and $168 million at December 31, 2009 and 2008, respectively. These amounts represent 16.2% and 16.9%, respectively, of the related reinsurance recoverable balances. The allowance is based upon our ongoing review of amounts outstanding, length of collection periods, changes in reinsurer credit standing, and other relevant factors. In addition, in the ordinary course of business, we may become involved in coverage disputes with certain of our reinsurers which may ultimately result in lawsuits and arbitrations brought by or against such reinsurers to determine the parties' rights and obligations under the various reinsurance agreements. We employ dedicated specialists to manage reinsurance collections and disputes. We also consider recent developments in commutation activity between reinsurers and cedants, and recent trends in arbitration and litigation outcomes in disputes between cedants and reinsurers in seeking to maximize our reinsurance recoveries.

Adverse developments in the insurance industry have led to a decline in the financial strength of some of our reinsurance carriers, causing amounts recoverable from them and future claims ceded to them to be considered a higher risk. There has also been consolidation activity in the industry, which causes reinsurance risk across the industry to be concentrated among fewer companies. In addition, over the last several years the industry has increasingly segregated asbestos, environmental, and other discontinued lines exposures into separate legal entities with dedicated capital. Regulatory bodies in certain cases have supported these actions. We are unable to determine the impact, if any, that these developments will have on the collectability of reinsurance recoverables in the future.

The largest reinsurance recoverable balances are shown in the following table at December 31, net of the allowance we have established for uncollectible amounts.

($ in millions)	A.M. Best financial strength rating [1]	Reinsurance recoverable on paid and unpaid claims, net	
		2009	2008
Industry pools and facilities			
Michigan Catastrophic Claim Association ("MCCA")	N/A	$ 1,173	$ 1,108
New Jersey Unsatisfied Claim and Judgment Fund	N/A	66	84
North Carolina Reinsurance Facility	N/A	60	63
FHCF	N/A	53	36
National Flood Insurance Program ("NFIP")	N/A	43	138
Other		13	13
Total		1,408	1,442
Asbestos, Environmental and Other			
Lloyd's of London ("Lloyd's")	A	190	227
Westport Insurance Corporation (formerly Employers Reinsurance Corporation)	A	77	81
New England Reinsurance Corporation	NR	37	21
Clearwater Insurance Company	A-	34	39
R&Q Reinsurance Company	NR	28	17
Other, including allowance for future uncollectible reinsurance recoverables		438	526
Total		804	911
Total Property-Liability		$ 2,212	$ 2,353

[1] N/A and NR reflect not applicable and not rated, respectively.

MD&A

The effects of reinsurance ceded on our property-liability premiums earned and claims and claims expense for the years ended December 31, are summarized in the following table.

($ in millions)	2009	2008	2007
Ceded property-liability premiums earned	$ 1,056	$ 1,139	$ 1,356
Ceded property-liability claims and claims expense			
Industry pool and facilities			
FHCF	$ 47	$ 28	$ 22
NFIP	111	344	65
MCCA	133	148	60
Other	59	60	72
Subtotal industry pools and facilities	350	580	219
Asbestos, Environmental and Other	65	40	151
Ceded property-liability claims and claims expense	$ 415	$ 620	$ 370

For the years ended December 31, 2009 and 2008, ceded property-liability premiums earned decreased $83 million and $217 million, respectively, when compared to prior years, primarily as a result of favorable market conditions which were reflected in our catastrophe reinsurance pricing.

Ceded property-liability claims and claims expense decreased in 2009 primarily due to amounts ceded to NFIP. Ceded property-liability claims and claims expense increased in 2008 primarily due to amounts ceded to NFIP and

MCCA. For further discussion, see the Discontinued Lines and Coverages Segment and Property-Liability Claims and Claims Expense Reserves sections of the MD&A.

For a detailed description of the MCCA, FHCF and Lloyd's, see Note 9 of the consolidated financial statements. At December 31, 2009, other than the recoverable balances listed above, no other amount due or estimated to be due from any single Property-Liability reinsurer was in excess of $26 million.

We enter into certain intercompany insurance and reinsurance transactions for the Property-Liability operations in order to maintain underwriting control and manage insurance risk among various legal entities. These reinsurance agreements have been approved by the appropriate regulatory authorities. All significant intercompany transactions have been eliminated in consolidation.

An affiliate of the company, Allstate Texas Lloyd's ("ATL"), a syndicate insurance company, cedes 100% of its business net of reinsurance with external parties to AIC. At December 31, 2009 and 2008, ATL had $32 million and $66 million, respectively, of reinsurance recoverable primarily related to losses incurred from Hurricane Ike which occurred in 2008.

Catastrophe reinsurance

Our personal lines catastrophe reinsurance program was designed, utilizing our risk management methodology, to address our exposure to catastrophes nationwide. Our program provides reinsurance protection for catastrophes including storms named or numbered by the National Weather Service, fires following earthquakes, earthquakes and wildfires including California wildfires. These reinsurance agreements are part of our catastrophe management strategy, which is intended to provide our shareholders an acceptable return on the risks assumed in our property business and to reduce variability of earnings, while providing protection to our customers.

A description of our catastrophe reinsurance treaties, most of which are placed on a multi-year basis, that reinsure Allstate Protection personal lines property excess catastrophe losses in geographic regions or single states and provide reinsurance for specific perils follows:

- Aggregate excess agreement comprising three contracts (two contracts effective June 1, 2008 to May 31, 2010 and one contract effective June 1, 2009 to May 31, 2011) providing coverage for Allstate Protection personal lines auto and property business countrywide, except for Florida. The contracts cover losses from storms named or numbered by the National Weather Service, fires following earthquakes, and California wildfires in excess of $2.00 billion in aggregated losses per contract year. The contract expiring May 31, 2011 represents 47.5% of the placement with the Company retaining the option in 2010 to place up to the entire $2.00 billion limit of this contract. For the contract term June 1, 2009 to May 31, 2010, the Company retains 5% of the $2.00 billion reinsurance limit.

  For the June 1, 2009 to May 31, 2011 term, the Company's multi-peril, South-East, North-East, Texas, California fires following earthquakes and Kentucky agreements are deemed in place, and losses recoverable under these agreements, if any, are excluded when determining coverage under this agreement.

  Effective June 1, 2010, the two contracts expiring May 31, 2010 will be combined into one contract and renewed with a two year term contract effective June 1, 2010 to May 31, 2012 providing coverage for Allstate Protection personal lines auto and property business countrywide, except for Florida. The two contracts effective June 1, 2010 provide a $2.00 billion limit in excess of $2.00 billion in aggregated losses per contract year for losses from storms named or numbered by the National Weather Service, fires following earthquakes and California wildfires. For the term June 1, 2010 to May 31, 2011, the Company retains 5% of the $2.00 billion reinsurance limit.

  For the June 1, 2010 to May 31, 2012 contract, the Company's multi-peril, California fires following earthquakes, Texas, Kentucky, Gulf States and Atlantic States agreements are deemed in place, and losses recoverable under these agreements, if any, are excluded when determining coverage under this agreement.

- Multi-year reinsurance treaties that cover Allstate-brand personal lines property excess catastrophe losses for multiple perils in Connecticut, Rhode Island, New Jersey, New York, Pennsylvania, North Carolina and Texas effective June 1, 2008 to May 31, 2012.

  Effective June 1, 2010, with the exception of the Texas agreement, the following agreements will be renewed.

  Connecticut and Rhode Island – The current agreement provides a $200 million limit in excess of a $200 million retention and is 80% placed. One contract providing one-third of the limit expires May 31, 2010 and will be replaced with a three year term contract effective June 1, 2010 to May 31, 2013. The two remaining contracts will continue in effect and expire May 31, 2011 and May 31, 2012, respectively. The limit for the contract effective June 1, 2010 will be $250 million. In addition, the placement will be increased to 95% to replace coverage previously provided by the North-East contract which expires June 8, 2010 and will not be replaced.

New Jersey – The current agreement provides a $300 million limit in excess of a $200 million retention and is 95% placed. One contract providing one-third of the coverage expires May 31, 2010 and will be replaced with a three year term contract effective June 1, 2010 to May 31, 2013. The two remaining contracts will continue in effect and expire May 31, 2011 and May 31, 2012, respectively. The agreement effective June 1, 2010 to May 31, 2013 provides a $300 million limit in excess of a $200 million retention. For the term June 1, 2010 to May 31, 2011 the Company retains 5% of the $300 million reinsurance limit.

New Jersey Excess – The current agreement provides a $200 million limit in excess of a $500 million retention and is 80% placed. The contract expiring May 31, 2010 will be replaced with a three year term contract effective June 1, 2010 to May 31, 2013. The remaining two contracts will continue in effect and expire May 31, 2011 and May 31, 2012, respectively. The agreement effective June 1, 2010 to May 31, 2013 provides a $200 million limit in excess of a $500 million retention. The June 1, 2010 placement will be increased to 95% to replace coverage previously provided by the North-East contract which expires June 8, 2010 and will not be replaced.

New York – The current agreement provides a $1.00 billion limit in excess of a $750 million retention and is 80% placed. The contract expiring May 31, 2010 will be replaced with a three year term contract effective June 1, 2010 to May 31, 2013. The remaining two contracts will continue in effect and expire May 31, 2011 and May 31, 2012, respectively. The limit for the agreement effective June 1, 2010 will be $1.00 billion. The retention for the new contract effective June 1, 2010 will be $600 million. The June 1, 2010 placement will be increased to 95% to replace coverage previously provided by the North-East contract which expires June 8, 2010 and will not be replaced.

Pennsylvania – The Pennsylvania agreement provides coverage for Allstate Protection personal lines property excess catastrophe losses for multi-perils and is effective June 1, 2009 through May 31, 2012. The current agreement provides a $100 million limit in excess of a $100 million retention and is 95% placed.

North Carolina – The North Carolina agreement effective July 1, 2009 to June 30, 2010 provides a $150 million limit in excess of a $150 million retention for losses to Allstate Protection personal lines property excess catastrophe losses for multi-perils and is 95% placed. Upon its expiration, this agreement will not be replaced as its coverage will be included in the Atlantic States reinsurance contract discussed below.

Texas – Effective May 31, 2010 the multi-peril Texas agreement will be cancelled as Texas will be included in a new Gulf States reinsurance agreement discussed below.

- South-East – The current South-East agreement provides coverage for Allstate Protection personal lines property excess catastrophe losses for storms named or numbered by the National Weather Service in nine Atlantic and Gulf states (Georgia, South Carolina, North Carolina, Virginia, Maryland, Delaware, Louisiana, Mississippi and Alabama) and the District of Columbia. Effective June 1, 2010, the South-East agreement will be replaced with two new multi-year agreements.

Gulf States – A new excess catastrophe reinsurance program will be placed effective June 1, 2010, providing coverage for storms named or numbered by the National Weather Service in the states of Texas, Louisiana, Mississippi and Alabama. The Gulf States program will provide a $500 million limit in excess of a $500 million retention with one-third of the coverage expiring May 31, 2011, May 31, 2012 and May 31, 2013, respectively. For the June 1, 2010 to May 31, 2011 term, the Company will retain 5% of the $500 million reinsurance limit.

Atlantic States – A new excess catastrophe reinsurance program will be placed effective June 1, 2010, providing coverage for storms named or numbered by the National Weather Service in the states of Georgia, South Carolina, North Carolina, Virginia, Maryland and Delaware and the District of Columbia. The Atlantic States program will provide a $500 million limit in excess of a $500 million retention with one-third of the coverage expiring May 31, 2011, May 31, 2012 and May 31, 2013, respectively. For the June 1, 2010 to May 31, 2011 term, the Company will retain 5% of the $500 million reinsurance limit.

- North-East – The North-East agreement provides additional hurricane coverage in the states of New York, New Jersey and Connecticut for Allstate Protection personal lines property and automobile excess catastrophe losses effective June 15, 2007 to June 8, 2010. Upon its expiration, the North-East agreement will not be replaced.

- Texas – The Texas agreement provides additional hurricane coverage for Allstate Protection personal lines property excess catastrophe losses in the state of Texas effective June 18, 2008 to June 17, 2011.
- California Fires Following Earthquakes – This agreement provides coverage for Allstate Protection personal lines property excess catastrophe losses for fires following earthquakes in California and is effective June 1, 2009 to May 31, 2012. The current agreement provides a $750 million limit in excess of a $750 million retention and is 95% placed. One contract providing one-third of the coverage expires May 31, 2010 and will be replaced with a new contract effective June 1, 2010 to May 31, 2013. The new contract will provide multi-peril coverage as opposed to fires following earthquake only coverage, with a $500 million limit in excess of a $500 million retention. The two remaining contracts will continue in effect and expire May 31, 2011 and May 31, 2012, respectively.
- Kentucky – The Kentucky agreement provides coverage for Allstate Protection personal lines property excess catastrophe losses in the state for earthquakes and fires following earthquakes and is effective June 1, 2008 to May 31, 2011. The current agreement provides a $40 million limit in excess of a $10 million limit and is 95% placed.
- Reinsurance treaties providing coverage for our separately capitalized legal entities in the State of Florida.

  Florida – Five separate agreements are in place providing coverage for Castle Key Insurance Company and its subsidiaries ("Castle Key"), for personal lines property excess catastrophe losses in Florida. The agreements coordinate coverage with our participation in the FHCF and are effective June 1, 2009 to May 31, 2010. We expect to complete our Florida placement in the second quarter 2010.

We estimate that the total annualized cost of all catastrophe reinsurance programs for the year beginning June 1, 2010 will be approximately $580 million or $145 million per quarter, compared to $640 million annualized cost for the year beginning June 1, 2009. The total cost of our reinsurance programs during 2009 was $158 million in the first quarter, $156 million in the second quarter, $162 million in the third quarter and $153 million in the fourth quarter. We continue to attempt to capture our reinsurance cost in premium rates as allowed by state regulatory authorities.

ALLSTATE FINANCIAL 2009 HIGHLIGHTS

- Net loss was $483 million in 2009 compared to $1.72 billion in 2008.
- Net realized capital losses totaled $431 million in 2009 compared to $3.13 billion in 2008.
- During 2009 and 2008, we recorded $315 million and $397 million, respectively, in accelerated DAC and deferred sales inducement costs ("DSI") amortization related to fixed annuities and interest-sensitive life insurance due to changes in assumptions (which resulted in changes to total EGP). Additional amortization of DAC totaling $336 million was recorded in 2008 in connection with a premium deficiency assessment for traditional life insurance and immediate annuities with life contingencies primarily due to revised annuity mortality assumptions. There was no similar charge in 2009.
- Investments as of December 31, 2009 totaled $62.22 billion, reflecting an increase in carrying value of $717 million from $61.50 billion as of December 31, 2008. Net investment income decreased 19.6% to $3.06 billion in 2009 from $3.81 billion in 2008.
- Contractholder fund deposits of $4.58 billion for 2009 relate solely to individual products compared to deposits on individual and institutional products of $6.24 billion and $4.16 billion, respectively, for 2008.
- Maturities and retirements of institutional products totaled $4.77 billion and $8.60 billion in 2009 and 2008, respectively.
- Restructuring charges of $25 million in 2009 were recorded in connection with our initiative to lower operating expenses, with targeted annual savings of $90 million relative to 2008 levels beginning in 2011.

ALLSTATE FINANCIAL SEGMENT

Overview and strategy The Allstate Financial segment is a major provider of life insurance, retirement and investment products, and voluntary accident and health insurance. We serve our customers through Allstate exclusive agencies, the Workplace Division and non-proprietary distribution channels. Allstate Financial's strategic vision is to reinvent protection and retirement for the consumer. We plan to offer a suite of products that are easy for middle market and emerging affluent consumers to understand, meet their protection needs and help them better prepare for retirement.

To achieve its vision and reach its financial goals, Allstate Financial's primary objectives are to deepen financial services relationships with Allstate customers, dramatically expand the workplace business and restore profitability through operational excellence and portfolio optimization. Allstate Financial plans to bring value to the Corporation in three principal ways: through profitable growth of Allstate Financial products, improving the economics of the Protection business through increased customer loyalty and renewal rates by cross selling Allstate Financial products to existing customers, and by bringing new customers to Allstate. We plan to continue to shift our product mix by decreasing sales of our spread based products, principally fixed annuities and institutional products, and by growing sales of underwritten products having mortality or morbidity risk, principally life insurance and accident and health products. In addition to focusing on higher return markets, products, and distribution channels, Allstate Financial will continue to emphasize capital efficiency and enterprise risk and return management strategies and actions.

Allstate Financial's strategy provides a platform to profitably grow its business. Based upon Allstate's strong financial position and brand, our customers seek assistance in meeting their protection and retirement needs through trusted relationships. We have unique access to potential customers through cross-sell opportunities within the Allstate exclusive agencies and employer relationships through our Workplace Division.

Our products include fixed annuities such as deferred and immediate annuities; interest-sensitive, traditional and variable life insurance; voluntary accident and health insurance; and funding agreements backing medium-term notes. Banking products and services are also offered to customers through the Allstate Bank. Our products are sold through multiple distribution channels including Allstate exclusive agencies, which include exclusive financial specialists, independent agents (including master brokerage agencies and workplace enrolling agents), financial service firms such as banks and broker-dealers, and specialized structured settlement brokers. Allstate Bank products can also be obtained directly through a toll-free number. Our institutional product line consists primarily of funding agreements sold to unaffiliated trusts that use them to back medium-term notes issued to institutional and individual investors.

Allstate Financial outlook

- We plan to tailor the focus of product offerings to better serve the needs of everyday Americans and increase the number of customers served through our proprietary and workplace distribution channels.
- We plan to improve efficiency and are targeting savings at 20% of certain operating expenses relative to 2008 levels, excluding acquisition costs, and expect to yield estimated annual savings of $90 million beginning in 2011. We anticipate a reduction of approximately 1,000 workforce positions relative to December 31, 2008, through a combination of attrition, position elimination and outsourcing.
- We will continue to focus on improving returns and reducing our concentration in spread based products resulting in lower premiums and deposits and reductions in net contractholder obligations.
- We expect improved investment spread due to repositioning of our investment portfolio.

Summary analysis Summarized financial data for the years ended December 31 is presented in the following table.

($ in millions)	2009	2008	2007
Revenues			
Life and annuity premiums and contract charges	$ 1,958	$ 1,895	$ 1,866
Net investment income	3,064	3,811	4,297
Realized capital gains and losses	(431)	(3,127)	(193)
Total revenues	4,591	2,579	5,970
Costs and expenses			
Life and annuity contract benefits	(1,617)	(1,612)	(1,589)
Interest credited to contractholder funds	(2,126)	(2,411)	(2,681)
Amortization of DAC	(965)	(704)	(583)
Operating costs and expenses	(430)	(520)	(441)
Restructuring and related charges	(25)	(1)	(2)
Total costs and expenses	(5,163)	(5,248)	(5,296)
Gain (loss) on disposition of operations	7	(6)	(10)
Income tax benefit (expense)	82	954	(199)
Net (loss) income	$ (483)	$ (1,721)	$ 465
Investments at December 31	$ 62,216	$ 61,499	$ 74,256

Net loss was $483 million in 2009 compared to $1.72 billion in 2008 and net income of $465 million in 2007. The improvement of $1.24 billion in 2009 compared to 2008 was primarily due to lower net realized capital losses and, to a lesser extent, decreased interest credited to contractholder funds and operating costs and expenses, partially offset by lower net investment income, higher amortization of DAC and a $142 million increase in the valuation allowance relating to the deferred tax asset on capital losses that was recorded in the first quarter of 2009. This valuation allowance was released in connection with our adoption of new OTTI accounting guidance on April 1, 2009; however, the release was recorded as an increase to retained income and therefore did not reverse the amount recorded in income tax expense.

The net loss in 2008 compared to net income in 2007 was primarily the result of higher net realized capital losses and, to a lesser extent, DAC and DSI amortization acceleration for changes in assumptions and additional amortization of DAC that was recorded in connection with a premium deficiency assessment for traditional life insurance and immediate annuities with life contingencies due to revised annuity mortality assumptions.

Analysis of revenues Total revenues increased 78.0% or $2.01 billion in 2009 compared to 2008 due primarily to a $2.70 billion decrease in net realized capital losses, partially offset by a $747 million decline in net investment income. Total revenues decreased 56.8% or $3.39 billion in 2008 compared to 2007 due to a $2.93 billion increase in net realized capital losses and a $486 million decrease in net investment income.

Life and annuity premiums and contract charges Premiums represent revenues generated from traditional life insurance, immediate annuities with life contingencies, and accident and health insurance products that have significant mortality or morbidity risk. Contract charges are revenues generated from interest-sensitive and variable life insurance and fixed annuities for which deposits are classified as contractholder funds or separate account liabilities. Contract charges are assessed against the contractholder account values for maintenance, administration, cost of insurance and surrender prior to contractually specified dates. As a result, changes in contractholder funds are considered in the evaluation of growth and as indicators of future levels of revenues.

The following table summarizes life and annuity premiums and contract charges by product.

($ in millions)	2009	2008	2007
Premiums			
Traditional life insurance [1]	$ 407	$ 399	$ 286
Immediate annuities with life contingencies	102	132	204
Accident and health	460	412	380
Total premiums	969	943	870
Contract charges			
Interest-sensitive life insurance[1]	944	896	915
Fixed annuities	44	55	79
Bank and other	1	1	2
Total contract charges [2]	989	952	996
Life and annuity premiums and contract charges	$ 1,958	$ 1,895	$ 1,866

[1] Beginning in 2008, certain ceded reinsurance premiums previously included as a component of traditional life insurance premiums were reclassified prospectively to be reported as a component of interest-sensitive life insurance contract charges. In 2007, these ceded reinsurance premiums were $95 million.

[2] Total contract charges for 2009, 2008 and 2007 include contract charges related to the cost of insurance totaling $616 million, $595 million and $652 million, respectively.

Total premiums increased 2.8% in 2009 compared to 2008 due to higher sales of accident and health insurance and, to a lesser extent, increased renewal premium on traditional life insurance, partially offset by lower sales of immediate annuities with life contingencies. The increased sales of accident and health insurance reflect growth through the Allstate Workplace Division.

Total premiums increased 8.4% in 2008 compared to 2007 due to the prospective reporting reclassification for certain ceded reinsurance premiums. Excluding the impact of this reporting reclassification, total premiums decreased 2.3% in 2008 compared to 2007 as higher sales of accident and health insurance and traditional life insurance products were more than offset by lower sales of immediate annuities with life contingencies due to highly competitive market conditions and our continued focus on returns.

Total contract charges increased 3.9% in 2009 compared to 2008 due primarily to higher contract charges on interest-sensitive life insurance products resulting from increases in certain policy administration fees.

Total contract charges decreased 4.4% in 2008 compared to 2007 due to the prospective reporting reclassification for certain ceded reinsurance premiums. Excluding the impact of this reclassification, total contract charges increased 5.7% in 2008 due to higher contract charges on interest-sensitive life insurance policies resulting from increased contract charge rates and growth in business in force, partially offset by decreased contract charges on fixed annuities resulting primarily from lower contract surrenders.

Contractholder funds represent interest-bearing liabilities arising from the sale of individual and institutional products, such as interest-sensitive life insurance, fixed annuities, funding agreements and bank deposits. The balance of contractholder funds is equal to the cumulative deposits received and interest credited to the contractholder less cumulative contract maturities, benefits, surrenders, withdrawals and contract charges for mortality or administrative expenses. The following table shows the changes in contractholder funds.

($ in millions)	2009	2008	2007
Contractholder funds, beginning balance	$ 58,413	$ 61,975	$ 62,031
Deposits			
Fixed annuities	1,964	3,802	3,636
Institutional products (funding agreements)	—	4,158	3,000
Interest-sensitive life insurance	1,438	1,404	1,402
Bank and other deposits	1,178	1,038	953
Total deposits	4,580	10,402	8,991
Interest credited	2,025	2,405	2,689
Maturities, benefits, withdrawals and other adjustments			
Maturities and retirements of institutional products	(4,773)	(8,599)	(3,165)
Benefits	(1,588)	(1,710)	(1,668)
Surrenders and partial withdrawals	(5,172)	(5,313)	(5,872)
Contract charges	(918)	(870)	(801)
Net transfers from separate accounts	11	19	13
Fair value hedge adjustments for institutional products	25	(56)	34
Other adjustments [1]	(21)	160	(277)
Total maturities, benefits, withdrawals and other adjustments	(12,436)	(16,369)	(11,736)
Contractholder funds, ending balance	$ 52,582	$ 58,413	$ 61,975

[1] The table above illustrates the changes in contractholder funds, which are presented gross of reinsurance recoverables on the Consolidated Statements of Financial Position. The table above is intended to supplement our discussion and analysis of revenues, which are presented net of reinsurance on the Consolidated Statements of Operations. As a result, the net change in contractholder funds associated with products reinsured to third parties is reflected as a component of the other adjustments line.

Contractholder funds decreased 10.0%, 5.8% and 0.1% in 2009, 2008 and 2007, respectively. Average contractholder funds decreased 7.8% in 2009 compared to 2008 and 2.9% in 2008 compared to 2007.

Contractholder deposits decreased 56.0% in 2009 compared to 2008 because there were no issuances of institutional products in 2009 compared to $4.16 billion in the prior year and due to lower deposits on fixed annuities in 2009. Sales of our institutional products vary from period to period based on management's assessment of market conditions, investor demand and operational priorities such as our focus beginning in 2009 on reducing our concentration in spread based products. Deposits on fixed annuities decreased 48.3% in 2009 compared to 2008 due to pricing actions to improve returns on new business and reduce our concentration in spread based products.

Contractholder deposits increased 15.7% in 2008 compared to 2007 due primarily to higher deposits on institutional products, and to a lesser extent, higher deposits on fixed annuities and Allstate Bank products. Deposits on fixed annuities increased 4.6% in 2008 compared to 2007 due primarily to increased consumer demand as the attractiveness of fixed annuities relative to competing products improved, partially offset by pricing decisions aimed to increase new business returns.

Maturities and retirements of institutional products decreased 44.5% to $4.77 billion in 2009 from $8.60 billion in 2008. The decrease was primarily due to lower retirements of extendible institutional market obligations in 2009 compared to 2008, partially offset by the redemption in 2009 of $1.39 billion of institutional product liabilities in accordance with cash tender offers announced in May 2009 to reduce the amount of our outstanding obligations and related interest credited expense. During 2009, we retired all of our remaining outstanding extendible institutional market obligations totaling $1.45 billion. This compares to retirements of extendible institutional market obligations of $5.36 billion in 2008.

Maturities and retirements of institutional products increased $5.43 billion in 2008 compared to 2007 due to the retirement of $5.36 billion of extendible institutional market obligations for which investors had elected to non-extend their maturity date through a combination of maturities, calls, and acquisitions in the secondary market.

Surrenders and partial withdrawals on deferred fixed annuities, interest-sensitive life insurance products and Allstate Bank products (including maturities of certificates of deposit) decreased 2.7% to $5.17 billion in 2009 from $5.31 billion in 2008 due to lower surrenders and partial withdrawals on traditional fixed annuities, partially offset by higher surrenders and partial withdrawals on market value adjusted annuities and interest-sensitive life insurance.

Surrenders and partial withdrawals on deferred fixed annuities, interest-sensitive life insurance products and Allstate Bank products decreased 9.5% to $5.31 billion in 2008 from $5.87 billion in 2007 due to lower surrenders and partial withdrawals on market value adjusted annuities and traditional fixed annuities, partially offset by higher surrenders and partial withdrawals on interest-sensitive life insurance products and, to a lesser extent, increased withdrawals on Allstate Bank products.

The surrender and partial withdrawal rate on deferred fixed annuities, interest-sensitive life insurance products and Allstate Bank products, based on the beginning of period contractholder funds, was 11.8% in 2009 compared to 12.2% in 2008 and 13.3% in 2007. The surrender and partial withdrawal rate on deferred fixed annuities was 11.0% in 2009 compared to 11.8% in 2008 and 13.3% in 2007.

Net investment income decreased 19.6% or $747 million to $3.06 billion in 2009 from $3.81 billion in 2008. The decline was primarily due to lower yields, actions to shorten duration and maintain additional liquidity in the portfolio, along with reduced average investment balances resulting primarily from reduced contractholder obligations. Lower yields were particularly impacted by short-term and variable rate assets.

Net investment income decreased 11.3% in 2008 compared to 2007. The decline in 2008 was primarily due to lower investment yields on floating rate securities, increased short-term investment balances reflecting liquidity management activities, lower average investment balances and lower income from limited partnership interests.

Net realized capital gains and losses are presented in the following table for the years ended December 31.

($ in millions)	**2009**	**2008**	**2007**
Impairment write-downs	$ (1,021)	$ (1,256)	$ (118)
Change in intent write-downs	(268)	(1,247)	(93)
Net other-than-temporary impairment losses recognized in earnings	(1,289)	(2,503)	(211)
Sales	638	178	75
Valuation of derivative instruments	315	(985)	(63)
Settlements of derivative instruments	41	197	6
EMA LP income	(136)	(14)	–
Realized capital gains and losses, pre-tax	(431)	(3,127)	(193)
Income tax benefit [1]	14	1,093	68
Realized capital gains and losses, after-tax	$ (417)	$ (2,034)	$ (125)

[1] Income tax benefit for 2009 includes expense of $142 million attributable to an increase in the valuation allowance relating to the deferred tax asset on capital losses recorded in the first quarter of 2009. This valuation allowance was released in connection with the adoption of new OTTI accounting guidance on April 1, 2009; however, the release was recorded as an increase to retained income and therefore did not reverse the amount recorded in income tax benefit. For further discussion of changes in this valuation allowance see the Deferred Taxes section of the MD&A.

For further discussion of realized capital gains and losses, see the Investments section of the MD&A.

Analysis of costs and expenses Total costs and expenses decreased 1.6% or $85 million in 2009 compared to 2008 due primarily to lower interest credited to contractholder funds and operating costs and expenses, partially offset by higher amortization of DAC and restructuring and related charges. Total costs and expenses decreased 0.9% or $48 million in 2008 compared to 2007 due to lower interest credited to contractholder funds, partially offset by higher amortization of DAC, contract benefits and operating costs and expenses.

Life and annuity contract benefits increased 0.3% or $5 million in 2009 compared to 2008 due to higher contract benefits on life insurance products and accident and health insurance business, partially offset by lower contract benefits on annuities. The increase in contract benefits on life insurance products was primarily due to higher mortality experience on interest-sensitive life insurance products resulting from an increase in claim experience and policy growth while higher contract benefits on accident and health insurance business was proportionate to growth in premiums. The decrease in contract benefits for annuities was due to improved mortality experience and the impact of lower sales of immediate annuities with life contingencies.

Life and annuity contract benefits increased 1.5% or $23 million in 2008 compared to 2007 due primarily to higher contract benefits on life insurance products, partially offset by lower contract benefits on annuities. The increase in contract benefits on life insurance products was primarily due to unfavorable mortality experience, partially offset by the recognition in 2007 of litigation related costs in the form of additional policy benefits. The decline in contract benefits on annuities was due to the impact of lower sales of immediate annuities with life contingencies, partially offset by unfavorable mortality experience.

We analyze our mortality and morbidity results using the difference between premiums and contract charges earned for the cost of insurance and life and annuity contract benefits excluding the portion related to the implied interest on immediate annuities with life contingencies ("benefit spread"). This implied interest totaled $558 million, $552 million and $547 million in 2009, 2008 and 2007, respectively. The benefit spread by product group is disclosed in the following table.

($ in millions)	**2009**	**2008** [1]	**2007** [1]
Life insurance	$ 363	$ 363	$ 354
Accident and health	196	177	161
Annuities	(33)	(62)	(35)
Total benefit spread	$ 526	$ 478	$ 480

[1] To conform to the current year presentation, certain amounts in the prior years have been reclassified.

Benefit spread increased 10.0% or $48 million in 2009 compared to 2008 and was consistent in 2008 compared to 2007. The increase in 2009 was primarily due to improved mortality experience on annuities and higher premiums on accident and health insurance business sold through the Allstate Workplace Division.

Interest credited to contractholder funds decreased 11.8% or $285 million in 2009 compared to 2008 due primarily to lower average contractholder funds and, to a lesser extent, decreased weighted average interest crediting rates on deferred fixed annuities and institutional products, partially offset by higher amortization of DSI. Amortization of DSI in 2009 and 2008 was $129 million and $53 million, respectively. The increase primarily includes an unfavorable change in amortization relating to realized capital gains and losses of $132 million, partially offset by a $32 million decline in amortization acceleration due to changes in assumptions, which in 2009 and 2008 increased interest credited to contractholder funds by $38 million and $70 million, respectively.

Interest credited to contractholder funds decreased 10.1% or $270 million in 2008 compared to 2007 due primarily to a decline in average contractholder funds, decreased weighted average interest crediting rates on institutional products resulting from a decline in market interest rates on floating rate obligations, and a favorable change in amortization of DSI relating to realized capital gains and losses, partially offset by the acceleration of amortization of DSI due to changes in assumptions. The acceleration of amortization of DSI due to changes in assumptions increased interest credited to contractholder funds by $70 million in 2008 compared to amortization deceleration which decreased interest credited to contractholder funds by $5 million in 2007.

In order to analyze the impact of net investment income and interest credited to contractholders on net income, we monitor the difference between net investment income and the sum of interest credited to contractholder funds and the implied interest on immediate annuities with life contingencies, which is included as a component of life and annuity contract benefits on the Consolidated Statements of Operations ("investment spread").

The investment spread by product group is shown in the following table.

($ in millions)	2009	2008 [1]	2007 [1]
Annuities and institutional products	$ 126	$ 460	$ 592
Life insurance	3	48	53
Bank	30	22	18
Accident and health	16	12	10
Net investment income on investments supporting capital	205	306	396
Total investment spread	$ 380	$ 848	$ 1,069

[1] To conform to the current year presentation, certain amounts in the prior years have been reclassified.

Investment spread declined 55.2% or $468 million in 2009 compared to 2008, and 20.7% or $221 million in 2008 compared to 2007. These declines reflect lower net investment income, partially offset by decreased interest credited to contractholder funds.

To further analyze investment spreads, the following table summarizes the weighted average investment yield on assets supporting product liabilities and capital, interest crediting rates and investment spreads for 2009, 2008 and 2007.

	Weighted average investment yield			Weighted average interest crediting rate			Weighted average investment spreads		
	2009	2008 [1]	2007 [1]	2009	2008 [1]	2007 [1]	2009	2008 [1]	2007 [1]
Interest-sensitive life insurance	5.5%	6.0%	6.2%	4.6%	4.6%	4.6%	0.9%	1.4%	1.6%
Deferred fixed annuities and institutional products	4.5	5.2	5.9	3.4	3.7	4.1	1.1	1.5	1.8
Immediate fixed annuities with and without life contingencies	6.3	6.8	7.1	6.5	6.5	6.5	(0.2)	0.3	0.6
Investments supporting capital, traditional life and other products	3.7	5.3	6.1	N/A	N/A	N/A	N/A	N/A	N/A

[1] To conform to the current year presentation, certain amounts in the prior years have been reclassified.

The following table summarizes our product liabilities as of December 31 and indicates the account value of those contracts and policies in which an investment spread is generated.

($ in millions)	2009	2008	2007
Immediate fixed annuities with life contingencies	$ 8,454	$ 8,355	$ 8,294
Other life contingent contracts and other	4,456	4,526	4,918
Reserve for life-contingent contract benefits	$ 12,910	$ 12,881	$ 13,212
Interest-sensitive life insurance	$ 10,276	$ 9,957	$ 9,539
Deferred fixed annuities	32,194	33,766	34,214
Immediate fixed annuities without life contingencies	3,869	3,894	3,921
Institutional products	4,370	8,974	12,983
Allstate Bank	1,085	949	832
Market value adjustments related to fair value hedges and other	788	873	486
Contractholder funds	$ 52,582	$ 58,413	$ 61,975

Amortization of DAC increased 37.1% in 2009 compared to 2008 and 20.8% in 2008 compared to 2007. The components of amortization of DAC are summarized in the following table.

($ in millions)	2009	2008	2007
Amortization of DAC before amortization relating to realized capital gains and losses, changes in assumptions and premium deficiency	$ (472)	$ (556)	$ (614)
(Amortization) accretion relating to realized capital gains and losses	(216)	515	17
Amortization (acceleration) deceleration for changes in assumptions ("DAC unlocking")	(277)	(327)	14
Amortization charge relating to premium deficiency	–	(336)	–
Total amortization of DAC	$ (965)	$ (704)	$ (583)

The increase of $261 million in 2009 compared to 2008 was due primarily to an unfavorable change in amortization relating to realized capital gains and losses, partially offset by the absence of additional amortization recorded in 2008 in connection with a premium deficiency assessment, lower amortization resulting from decreased investment spread on deferred fixed annuities, and a decline in amortization acceleration due to changes in assumptions. The increase of $121 million in 2008 compared to 2007 was due primarily to amortization acceleration relating to changes in assumptions and additional amortization recorded in connection with a premium deficiency assessment for traditional life insurance and immediate annuities with life contingencies, partially offset by higher accretion of DAC relating to net realized capital losses.

The impact of realized capital gains and losses on amortization of DAC is dependent upon the relationship between the assets that give rise to the gain or loss and the product liability supported by the assets. Fluctuations result from changes in the impact of realized capital gains and losses on actual and expected gross profits. In 2009, DAC amortization relating to realized capital gains and losses resulted primarily from realized capital gains on derivatives. Additionally, DAC amortization reflects our decision in the second half of 2009 not to recapitalize DAC for credit losses on investments supporting certain fixed annuities following concerns that an increase in the level of expected realized capital losses in 2010 and 2011 may reduce EGP and adversely impact the product DAC recoverability. In 2008, DAC accretion resulted primarily from realized capital losses on derivatives and other-than-temporary impairment losses.

Despite the recent improvement in the credit markets and the overall economy, the cumulative impact of realized capital losses through December 31, 2009 has negatively impacted both the actual and expected gross profits of our fixed annuity business. In the fourth quarter of 2009, we reviewed and updated the gross profit assumptions used in substantially all of our fixed annuity DAC models to exclude excess realized capital losses when determining gross profits used for calculating DAC amortization. This is consistent with our decision not to record negative amortization related to realized capital losses for these fixed annuities, which is expected to be our practice during periods when realized capital losses are reported. This treatment results in a lower DAC amortization rate for these fixed annuities. The lower rate of amortization will be applied to a higher level of actual gross profits, as gross profits used to determine DAC amortization will exclude excess realized capital losses.

The DAC adjustment relating to unrealized capital gains and losses (disclosed in footnote 4 to the table that follows this discussion) represents the amount by which the amortization of DAC would increase or decrease if the unrealized gains or losses in the respective product portfolios were realized. The DAC adjustment balance, subject to limitations, is determined by applying the DAC amortization rate to unrealized net capital gains or losses. The fixed annuity DAC adjustment for unrealized capital gains and losses declined as of December 31, 2009 as a result of lower unrealized capital losses and the lower rate of DAC amortization used for certain fixed annuities discussed above. Changes in the DAC adjustment balance relating to unrealized capital gains and losses are reported through other comprehensive income.

Our annual comprehensive review of the profitability of our products to determine DAC balances for our interest-sensitive life, fixed annuities and other investment contracts covers assumptions for investment returns, including capital gains and losses, interest crediting rates to policyholders, the effect of any hedges, persistency, mortality and expenses in all product lines. In the first quarter of 2009, the review resulted in an acceleration of DAC amortization (charge to income) of $277 million pre-tax. $289 million related to fixed annuities, of which $210 million was attributable to market value adjusted annuities, and $18 million related to variable life insurance. Partially offsetting these amounts was amortization deceleration (credit to income) for interest-sensitive life insurance of $30 million. The principal assumption impacting EGP and the related DAC amortization was an increase in the level of expected realized capital losses in 2009 and 2010. This resulted in the majority of the market value adjusted annuity DAC balance being reduced to zero since the products in force were estimated to have no gross profits. Market value adjusted annuity DAC on these inforce contracts will not be recapitalized while there are no estimated gross profits. Reduced EGP for traditional fixed annuities and variable life insurance resulted in accelerated DAC amortization. For our interest-sensitive life insurance products, the amortization deceleration was due to higher EGP due to a favorable change in our mortality assumptions, partially offset by increased expected capital losses.

In 2008, DAC amortization acceleration for changes in assumptions recorded in connection with comprehensive reviews of the DAC balances resulted in an increase to amortization of DAC of $327 million. The principle assumption impacting the amortization acceleration in 2008 was the level of realized capital losses impacting actual gross profits in 2008 and the impact of realized capital losses on EGP in 2009. During the fourth quarter of 2008, our assumptions for EGP were impacted by a view of higher impairments in our investment portfolio. In 2007, DAC amortization deceleration for changes in assumptions (credit to income) was $14 million.

During 2008, indicators emerged that suggested a study of mortality experience for our immediate annuities with life contingences was warranted. At the same time, the underlying profitability of the traditional life insurance business deteriorated due to lower investment returns and growth. For traditional life insurance and immediate annuities with life contingencies, an aggregate premium deficiency of $336 million, pre-tax, resulted primarily from the experience study indicating that the annuitants on certain life contingent contracts are projected to live longer than we anticipated when the contracts were issued and, to a lesser degree, a reduction in the related investment portfolio yield. The deficiency was recorded through a reduction in DAC. There was no similar charge to income recorded in 2009 or 2007.

The changes in the DAC asset are detailed in the following table.

($ in millions)	Traditional life and accident and health		Interest-sensitive life insurance		Fixed annuities		Other		Total	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Beginning balance	$ 595	$ 882	$ 2,449	$ 1,911	$ 4,037	$ 1,489	$ 8	$ 9	$ 7,089	$ 4,291
Acquisition costs deferred	162	160	230	304	103	212	–	8	495	684
Impact of adoption of new OTTI accounting before unrealized impact [1]	–	–	(6)	–	(170)	–	–	–	(176)	–
Impact of adoption of new OTTI accounting effect of unrealized capital gains and losses [2]	–	–	6	–	170	–	–	–	176	–
Amortization of DAC before amortization relating to realized capital gains and losses, changes in assumptions and premium deficiency [3]	(107)	(111)	(176)	(178)	(186)	(258)	(3)	(9)	(472)	(556)
(Amortization) accretion relating to realized capital gains and losses [3]	–	–	(4)	141	(212)	374	–	–	(216)	515
Amortization (acceleration) deceleration for changes in assumptions ("DAC unlocking") [3]	–	–	12	(75)	(289)	(252)	–	–	(277)	(327)
Amortization charge relating to premium deficiency [3]	–	(336)	–	–	–	–	–	–	–	(336)
Effect of unrealized capital gains and losses [4]	–	–	(265)	346	(2,294)	2,472	–	–	(2,559)	2,818
Ending balance	$ 650	$ 595	$ 2,246	$ 2,449	$ 1,159	$ 4,037	$ 5	$ 8	$ 4,060	$ 7,089

[1] The adoption of new OTTI accounting guidance resulted in an adjustment to DAC to reverse previously recorded DAC accretion related to realized capital losses that were reclassified to other comprehensive income upon adoption on April 1, 2009. The adjustment was recorded as a reduction of the DAC balance and retained income.

[2] The adoption of new OTTI accounting guidance resulted in an adjustment to DAC due to the change in unrealized capital gains and losses that occurred upon adoption on April 1, 2009 when previously recorded realized capital losses were reclassified to other comprehensive income. The adjustment was recorded as an increase of the DAC balance and unrealized capital gains and losses.

[3] Included as a component of amortization of DAC on the Consolidated Statements of Operations.

[4] Represents the change in the DAC adjustment for unrealized capital gains and losses. The DAC adjustment balance was $870 million and $3.25 billion as of December 31, 2009 and 2008, respectively, and represents the amount by which the amortization of DAC would increase or decrease if the unrealized gains and losses in the respective product portfolios were realized. Recapitalization of DAC is limited to the originally deferred policy acquisition costs plus interest.

Operating costs and expenses decreased 17.3% or $90 million in 2009 compared to 2008, and increased 17.9% or $79 million in 2008 compared to 2007. The following table summarizes operating costs and expenses.

($ in millions)	2009	2008	2007
Non-deferrable acquisition costs	$ 156	$ 153	$ 167
Other operating costs and expenses	274	367	274
Total operating costs and expenses	$ 430	$ 520	$ 441
Restructuring and related charges	$ 25	$ 1	$ 2

Non-deferrable acquisition costs increased 2.0% or $3 million in 2009 compared to 2008 primarily due to higher non-deferrable commissions related to accident and health insurance business sold through the Allstate Workplace Division. Other operating costs and expenses decreased 25.3% or $93 million in 2009 compared to 2008 due primarily to our expense reduction actions, which resulted in lower employee, professional services and sales support expenses.

Non-deferrable acquisition costs decreased 8.4% or $14 million in 2008 compared to 2007 primarily due to lower non-deferrable commissions. Other operating costs and expenses increased 33.9% or $93 million in 2008 compared to 2007 due primarily to increased spending on consumer research, product development, marketing and technology related to the effort to reinvent protection and retirement for consumers as well as increases in the net cost of benefits due to unfavorable investment results. In addition, 2007 benefitted to a greater degree from a servicing fee paid by Prudential Financial Inc. ("Prudential") for our servicing of the variable annuity business that we ceded to them during a transition period beginning in 2006 which ended in May 2008.

During 2009, restructuring and related charges of $25 million were recorded in connection with our previously announced plan to improve efficiency and narrow our focus of product offerings. In accordance with this plan, among other actions, we continue to anticipate the reduction of approximately 1,000 workforce positions relative to December 31, 2008 levels through a combination of attrition, position elimination and outsourcing. This reduction reflects approximately 30% of Allstate Financial's work force at the time the plan was initiated. Reductions in workforce positions combined with other actions completed as of December 31, 2009 reflect approximately 90% of our targeted annual savings of $90 million beginning in 2011.

Income tax benefit of $82 million was recognized for 2009 compared to a benefit of $954 million for 2008 and income tax expense of $199 million for 2007. The decrease in the benefit of $872 million in 2009 was mostly attributable to the decline in the pre-tax net loss. Income tax benefit for 2009 includes expense of $142 million attributable to an increase in the valuation allowance relating to the deferred tax asset on capital losses recorded in the first quarter of 2009. This valuation allowance was released in connection with the adoption of new OTTI accounting guidance on April 1, 2009; however, the release was recorded as an increase to retained income and therefore did not reverse the amount recorded in income tax benefit. For further discussion of changes in this valuation allowance see the Deferred Taxes section of the MD&A.

The change to an income tax benefit in 2008 compared to income tax expense in 2007 reflects the shift from net pre-tax income in 2007 to a net pre-tax loss in 2008.

Reinsurance ceded We enter into reinsurance agreements with unaffiliated reinsurers to limit our risk of mortality and morbidity losses. In addition, Allstate Financial has used reinsurance to effect the acquisition or disposition of certain blocks of business. We retain primary liability as a direct insurer for all risks ceded to reinsurers.

As of both December 31, 2009 and 2008, 47% of our face amount of life insurance in force was reinsured. As of December 31, 2009 and 2008, for certain term life insurance policies, we ceded up to 90% of the mortality risk depending on the year of policy issuance. Additionally, we ceded substantially all of the risk associated with our variable annuity business and we cede 100% of the morbidity risk on substantially all of our long-term care contracts. Beginning in July 2007, for new life insurance contracts, we ceded the mortality risk associated with coverage in excess of $3 million per life for contracts issued to individuals age 70 and over, and we ceded the mortality risk associated with coverage in excess of $5 million per life for most other contracts. Also beginning in July 2007, for certain large contracts that meet specific criteria, our retention limit was increased to $10 million per life. In the period prior to July 2007, but subsequent to August 1998, we ceded the mortality risk associated with coverage in excess of $2 million per life, except in 2006 for certain instances when specific criteria were met, we ceded the mortality risk associated with coverage in excess of $5 million per life. For business sold prior to September 1998, we ceded mortality risk in excess of specific amounts up to $1 million per individual life.

Amounts recoverable from reinsurers by type of policy or contract at December 31 are summarized in the following table.

($ in millions)	Reinsurance recoverable on paid and unpaid benefits	
	2009	2008
Annuities [1]	$ 1,667	$ 1,734
Life insurance	1,535	1,475
Long-term care	851	746
Other	90	96
Total Allstate Financial	$ 4,143	$ 4,051

[1] Reinsurance recoverables as of December 31, 2009 and 2008 include $1.51 billion and $1.57 billion, respectively, for general account reserves related to reinsured variable annuities.

The estimation of reinsurance recoverables is impacted by the uncertainties involved in the establishment of reserves.

Our reinsurance recoverables, summarized by reinsurer as of December 31, are shown in the following table.

($ in millions)	Standard & Poor's Financial Strength Rating [3]	Reinsurance recoverable on paid and unpaid benefits	
		2009	2008
Prudential Insurance Company of America	AA-	$ 1,507	$ 1,569
Employers Reassurance Corporation	A+	745	644
Transamerica Life Group	AA-	374	341
RGA Reinsurance Company	AA-	352	342
Swiss Re Life and Health America, Inc.	A+	200	192
Paul Revere Life Insurance Company	A-	146	151
Scottish Re Group [1]	NR	137	135
Munich American Reassurance	AA-	119	113
Mutual of Omaha Insurance	AA-	101	100
Security Life of Denver	A+	91	86
Manulife Insurance Company	AA+	71	74
Lincoln National Life Insurance	AA-	65	63
Triton Insurance Company	NR	61	66
American Health & Life Insurance Co.	NR	51	53
Other [2]		123	122
Total		$ 4,143	$ 4,051

[1] The reinsurance recoverable on paid and unpaid benefits related to the Scottish Re Group as of December 31, 2009 comprised $74 million related to Scottish Re Life Corporation and $63 million related to Scottish Re (U.S.), Inc. As of December 31, 2008, the reinsurance recoverable on paid and unpaid benefits related to the Scottish Re Group comprised $73 million related to Scottish Re Life Corporation and $62 million related to Scottish Re (U.S.), Inc.

[2] As of both December 31, 2009 and 2008, the other category includes $100 million of recoverables due from reinsurers with an investment grade credit rating from Standard & Poor's ("S&P").

[3] NR reflects not rated.

Certain of our reinsurers experienced rating downgrades by one or more rating agencies in 2009. These reinsurers include Prudential Insurance Company of America, Transamerica Life Group, Swiss Re Life and Health America, Inc., Scottish Re Group, Security Life of Denver, Manulife Insurance Company and Lincoln National Life Insurance. We continuously monitor the creditworthiness of reinsurers in order to determine our risk of recoverability on an individual and aggregate basis, and a provision for uncollectible reinsurance is recorded if needed. No amounts have been deemed unrecoverable in the three-years ended December 31, 2009.

We enter into certain intercompany reinsurance transactions for the Allstate Financial operations in order to maintain underwriting control and manage insurance risk among various legal entities. These reinsurance agreements have been approved by the appropriate regulatory authorities. All significant intercompany transactions have been eliminated in consolidation.

INVESTMENTS 2009 HIGHLIGHTS

- Investments as of December 31, 2009 totaled $99.83 billion, an increase of 4.0% from $96.00 billion as of December 31, 2008.
- Unrealized net capital losses totaled $2.32 billion as of December 31, 2009, an improvement from $8.81 billion as of December 31, 2008. This resulted from improving fixed income and equity portfolio valuations. The fair value of fixed income securities increased as a result of significant tightening in credit spreads that more than offset a rise in risk-free interest rates.
- Net investment income was $4.44 billion in 2009, a decrease of 21.0% from $5.62 billion in 2008.
- Net realized capital losses of $583 million in 2009 primarily included $1.92 billion of net realized capital losses from other-than-temporary impairments partially offset by net realized capital gains of $1.27 billion primarily from the sales of fixed income and equity securities. Net realized capital losses were $5.09 billion in 2008.
- During 2009, our fixed income and mortgage loan portfolio generated cash flows totaling $11.51 billion which increased our flexibility to take advantage of market opportunities and manage liabilities.
- Over the last three quarters of 2009 we deployed approximately $16.6 billion of short-term investments and cash receipts into securities, primarily fixed income and equity securities, to generate income and capital appreciation.

INVESTMENTS

Overview and strategy The return on our investment portfolios is an important component of our financial results. Investment portfolios are segmented between the Property-Liability, Allstate Financial and Corporate and Other operations. While taking into consideration the investment portfolio in aggregate, we manage the underlying portfolios based upon the nature of each respective business and its corresponding liability structure.

We employ a strategic asset allocation approach which uses models that consider the nature of the liabilities and risk tolerances, as well as the risk and return parameters of the various asset classes in which we invest. This asset allocation is informed by our global economic and market outlook, as well as other inputs and constraints, including diversification effects, duration, liquidity and capital considerations. We will continue to manage risks associated with rising interest rates, equity market declines, commercial real estate and municipal bonds.

The Property-Liability portfolio's investment strategy emphasizes protection of principal and consistent income generation, within a total return framework. This approach, which has produced competitive returns over the long term, is designed to ensure financial strength and stability for paying claims, while maximizing economic value and surplus growth.

The Allstate Financial portfolio's investment strategy focuses on the total return of assets needed to support the underlying liabilities and to achieve an appropriate return on capital. Within the ranges set by the strategic asset allocation model, tactical investment decisions are made in consideration of prevailing market conditions.

The Corporate and Other portfolio's investment strategy balances the pursuit of competitive returns with the unique liquidity needs of the portfolio in relation to the overall corporate capital structure. The portfolio is primarily invested in high quality, liquid fixed income and short-term securities with additional investments in less liquid holdings in order to enhance overall returns.

Risk mitigation

We continue to focus our strategic risk mitigation efforts towards managing interest rate, equity, credit and real estate investment risks, while our return optimization efforts focus on investing in market opportunities to generate income and capital appreciation. As a result, during 2009 we took the following actions:

- Reduced our commercial real estate exposure by 30.3% or $5.36 billion of amortized cost primarily through targeted dispositions and principal repayments from borrowers.
- Sold $1.95 billion of below investment grade assets primarily corporate fixed income securities and bank loans, as a result of improved market conditions.
- Reduced our municipal bond exposure by 8.0% or $1.88 billion of amortized cost primarily through targeted dispositions, refunding and scheduled maturities.
- Managed our exposure to interest rate risk through macro hedging of tail risk and reductions in duration. Duration of the investment portfolio, including the effects of derivatives, declined by approximately 5% (.21 years) over the twelve month period. The decline in duration was the result of proceeds from asset

dispositions being reinvested in shorter duration assets and through the use of interest rate derivatives. Our investment portfolio duration is managed in relation to the liabilities of our business segments.
- Maintained risk mitigation programs that protected our portfolios through macro hedges against interest rate and equity market risk. The appreciation in fair values for fixed income and equity securities significantly exceeded the realized losses of $201 million from derivatives used for macro hedging programs.

Investments outlook

For 2010, the economies of the U.S. and other developed countries continue to face significant resistance with expectations for limited domestic growth, but with better prospects for growth in developing or emerging economies and markets. Financial markets are anticipated to see moderate returns for fixed income and equities with periods of higher volatility throughout the year, and moderate widening of credit spreads. We also expect continued weakness in commercial real estate fundamentals. In 2010, our return optimization and risk mitigation efforts will focus on the following areas:

- Optimizing our allocation of assets to reflect changes in Allstate Financial's liabilities.
- Continuing to explore global investments in areas of emerging opportunity with higher prospects for growth.
- Balancing our ongoing efforts to mitigate interest rate and equity risks, including continuing our macro hedge program, with near term income enhancement opportunities.
- Managing our exposure to overall credit risk while managing and selectively reducing exposures to commercial real estate and municipal bonds.

As a result of these actions, market conditions, and Allstate Financial's strategic initiatives:

- Invested assets are expected to decline in line with reductions in contractholder obligations.
- Our portfolio will continue to generate significant cash flow from maturities, principal and interest receipts which will be available to manage liabilities and pursue market opportunities.

Portfolio composition The composition of the investment portfolios at December 31, 2009 is presented in the table below. Also see Notes 2 and 4 of the consolidated financial statements for investment accounting policies and additional information.

($ in millions)	Property-Liability [5]		Allstate Financial [5]		Corporate and Other [5]		Total	
		Percent to total		Percent to total		Percent to total		Percent to total
Fixed income securities [1]	$ 27,285	79.0%	$ 49,286	79.2%	$ 2,195	71.0%	$ 78,766	78.9%
Equity securities [2]	4,840	14.0	184	0.3	—	—	5,024	5.0
Mortgage loans	50	0.1	7,885	12.7	—	—	7,935	7.9
Limited partnership interests [3]	1,674	4.9	1,032	1.7	38	1.2	2,744	2.8
Short-term [4]	503	1.5	1,697	2.7	856	27.7	3,056	3.1
Other	174	0.5	2,132	3.4	2	0.1	2,308	2.3
Total	$ 34,526	100.0%	$ 62,216	100.0%	$ 3,091	100.0%	$ 99,833	100.0%

[1] Fixed income securities are carried at fair value. Amortized cost basis for these securities was $27.59 billion, $51.49 billion and $2.16 billion for Property-Liability, Allstate Financial and Corporate and Other, respectively.

[2] Equity securities are carried at fair value. Cost basis for these securities was $4.69 billion and $160 million for Property-Liability and Allstate Financial, respectively.

[3] We have commitments to invest in additional limited partnership interests totaling $630 million and $802 million for Property-Liability and Allstate Financial, respectively.

[4] Short-term investments are carried at fair value. Amortized cost basis for these investments was $503 million, $1.70 billion and $856 million for Property-Liability, Allstate Financial and Corporate and Other, respectively.

[5] Balances reflect the elimination of related party investments between segments.

Total investments increased to $99.83 billion at December 31, 2009, from $96.00 billion at December 31, 2008, due primarily to higher valuations for fixed income and equity securities from improved market conditions and operating cash flows that more than offset net reductions in contractholder obligations of $5.83 billion. Fair values of fixed income securities increased as a result of significant tightening in credit spreads that more than offset a rise in risk-free interest rates. Credit spread is the additional yield on fixed income securities above the risk-free rate (typically defined as the yield on U.S. Treasury securities) that market participants require to compensate them for assuming credit, liquidity and/or prepayment risks. Credit spreads vary (i.e., increase or decrease) in response to the market's perception of risk and liquidity in a specific issuer or specific sector.

The Property-Liability investment portfolio increased to $34.53 billion at December 31, 2009, from $30.84 billion at December 31, 2008, primarily due to higher valuations for fixed income and equity securities from improved market conditions and operating cash flows.

The Allstate Financial investment portfolio increased to $62.22 billion at December 31, 2009, from $61.50 billion at December 31, 2008, primarily due to higher valuations for fixed income securities from improved market conditions and capital contributions of $698 million from the Corporation and AIC that was almost entirely offset by net reductions in contractholder obligations of $5.83 billion primarily from maturities and retirements of institutional products.

The Corporate and Other investment portfolio decreased to $3.09 billion at December 31, 2009, from $3.66 billion at December 31, 2008, as dividends paid to shareholders, capital contributions to ALIC and repayment of $750 million of debt more than offset the proceeds of the $1 billion of senior notes issued in May 2009 and higher valuations for fixed income securities from improved market conditions.

Fixed income securities The following table shows fixed income securities by type.

($ in millions)	Fair value at December 31, 2009	Percent to total investments	Fair value at December 31, 2008	Percent to total investments
U.S. government and agencies	$ 7,536	7.6%	$ 4,234	4.4%
Municipal	21,280	21.3	21,848	22.8
Corporate	33,115	33.2	27,627	28.8
Foreign government	3,197	3.2	2,675	2.8
Residential mortgage-backed securities ("RMBS")	7,987	8.0	6,565	6.8
Commercial mortgage-backed securities ("CMBS")	2,586	2.6	3,846	4.0
Asset-backed securities ("ABS")	3,026	3.0	1,787	1.9
Redeemable preferred stock	39	—	26	—
Total fixed income securities	$ 78,766	78.9%	$ 68,608	71.5%

At December 31, 2009, 93.7% of the consolidated fixed income securities portfolio was rated investment grade, which is defined as a security having a rating of Aaa, Aa, A or Baa from Moody's, a rating of AAA, AA, A or BBB from S&P, Fitch, Dominion, or Realpoint, a rating of aaa, aa, a, or bbb from A.M. Best, or a comparable internal rating if an externally provided rating is not available, which is consistent with the NAIC rating. The Valuation of Securities Taskforce of the NAIC instituted a new process to be used by insurance companies during the fourth quarter of 2009 for statutory accounting, reporting and estimating risk-based capital requirements for non-agency RMBS, and as a result the NAIC ratings used for statutory reporting may differ from those shown below which are based on credit ratings. The following table summarizes the credit rating of the fixed income securities portfolio at December 31, 2009.

($ in millions)		Property-Liability		Allstate Financial		Corporate and Other		Total	
NAIC rating	Credit rating	Fair value	Percent to total	Fair value	Percent to total	Fair value	Percent to total	Fair value	Percent to total
1	Aaa/Aa/A	$ 21,714	79.6%	$ 31,676	64.3%	$ 2,183	99.5%	$ 55,573	70.6%
2	Baa	3,517	12.9	14,681	29.8	11	0.5	18,209	23.1
	Investment grade	25,231	92.5	46,357	94.1	2,194	100.0	73,782	93.7
3	Ba	849	3.1	1,635	3.3	—	—	2,484	3.1
4	B	506	1.9	571	1.1	—	—	1,077	1.4
5	Caa or lower	552	2.0	628	1.3	—	—	1,180	1.5
6	In or near default	147	0.5	95	0.2	1	—	243	0.3
	Below investment grade	2,054	7.5	2,929	5.9	1	—	4,984	6.3
	Total	$ 27,285	100.0%	$ 49,286	100.0%	$ 2,195	100.0%	$ 78,766	100.0%

The table above includes 107 securities with a fair value totaling $551 million that have not yet received an NAIC rating, for which we have assigned a comparable internal rating. Due to lags between the funding of an investment, execution of final legal documents, filing with the Securities Valuation Office ("SVO") of the NAIC, and rating by the SVO, we generally have a small number of securities that have a pending NAIC rating.

The following table summarizes the fair value and unrealized net capital gains and losses for fixed income securities by credit rating as of December 31, 2009.

($ in millions)	Aaa		Aa		A	
	Fair value	Unrealized gain/(loss)	Fair value	Unrealized gain/(loss)	Fair value	Unrealized gain/(loss)
U.S. government and agencies	$ 7,536	$ 203	$ —	$ —	$ —	$ —
Municipal						
Tax exempt	1,605	106	5,839	175	4,385	53
Taxable	133	1	2,003	(83)	1,481	(114)
ARS	1,350	(50)	71	(4)	85	(7)
Corporate						
Public	1,985	20	1,685	36	5,444	219
Privately placed	653	23	1,108	31	3,286	113
Hybrid	—	—	95	5	564	(92)
Foreign government	1,974	234	396	6	455	37
RMBS						
U.S. government sponsored entities ("U.S. Agency")	5,011	108	—	—	—	—
Prime residential mortgage-backed securities ("Prime")	498	(26)	65	(12)	54	(12)
Alt-A residential mortgage-backed securities ("Alt-A")	73	(9)	34	(8)	34	(12)
Subprime residential mortgage-backed securities ("Subprime")	211	(29)	446	(198)	126	(115)
CMBS	1,368	(108)	282	(153)	268	(176)
ABS						
Collateralized debt obligations ("CDO")	48	(10)	349	(27)	449	(75)
Consumer and other asset-backed securities ("Consumer and other ABS")	662	(7)	259	(3)	235	(9)
Redeemable preferred stock	—	—	—	—	2	—
Total fixed income securities	$ 23,107	$ 456	$ 12,632	$ (235)	$ 16,868	$ (190)

	Baa		Ba or lower		Total	
	Fair value	Unrealized gain/(loss)	Fair value	Unrealized gain/(loss)	Fair value	Unrealized gain/(loss)
U.S. government and agencies	$ —	$ —	$ —	$ —	$ 7,536	$ 203
Municipal						
Tax exempt	2,474	(73)	725	(102)	15,028	159
Taxable	785	(181)	163	(78)	4,565	(455)
ARS	78	(22)	103	(24)	1,687	(107)
Corporate						
Public	8,530	273	1,047	(41)	18,691	507
Privately placed	6,237	33	1,501	(77)	12,785	123
Hybrid	614	(154)	366	(44)	1,639	(285)
Foreign government	361	14	11	—	3,197	291
RMBS						
U.S. Agency	—	—	—	—	5,011	108
Prime	11	(7)	75	(30)	703	(87)
Alt-A	136	(38)	361	(186)	638	(253)
Subprime	115	(75)	737	(851)	1,635	(1,268)
CMBS	312	(152)	356	(336)	2,586	(925)
ABS						
CDO	234	(96)	429	(244)	1,509	(452)
Consumer and other ABS	310	(9)	51	(8)	1,517	(36)
Redeemable preferred stock	31	—	6	—	39	—
Total fixed income securities	$ 20,228	$ (487)	$ 5,931	$ (2,021)	$ 78,766	$ (2,477)

U.S. government and agencies securities totaled $7.54 billion, with 100.0% rated Aaa, at December 31, 2009.

Municipal Bonds, including tax exempt, taxable and ARS securities, totaled $21.28 billion as of December 31, 2009 with an unrealized net capital loss of $403 million. Taxable municipal bonds have an unrealized net capital loss of $455 million resulting from wider credit spreads than at initial purchase, which is largely due to the macroeconomic conditions and credit market deterioration that persisted throughout 2009, as well as specific issue or issuer conditions.

ARS totaled $1.69 billion with an unrealized net capital loss of $107 million as of December 31, 2009. Our holdings primarily have a credit rating of Aaa. $1.64 billion of our holdings are collateralized by pools of student loans for which at least 85% of the collateral was insured by the U.S. Department of Education at the time we purchased the security. As of December 31, 2009, $1.09 billion of our ARS backed by student loans was 100% insured by the U.S. Department of Education, $336 million was 90% to 99% insured and $158 million was 80% to 89% insured. All of our student loan ARS holdings are experiencing failed auctions and we receive the failed auction rate or, for those which contain maximum reset rate formulas, we receive the contractual maximum rate. We anticipate that failed auctions may persist and most of our holdings will continue to pay the failed auction rate or, for those that contain maximum rate reset formulas, the maximum rate. Auctions continue to be conducted as scheduled for each of the securities. At December 31, 2009, interest on $111 million of our ARS has reset using the maximum rate reset formula.

Also, included in our municipal bond holdings at December 31, 2009 are $1.25 billion of municipal securities which are not rated by third party credit rating agencies, but are rated by the NAIC and also internally rated. These holdings include $629 million of below investment grade municipal bonds that provide the opportunity to achieve incremental returns. Our initial investment decisions and ongoing monitoring procedures for these securities are based on a thorough due diligence process which includes, but is not limited to, an assessment of the credit quality, structure, and liquidity risks of each issue.

48.2% or $10.26 billion of our municipal bond portfolio is insured by nine bond insurers and 38.2% of these securities have a credit rating of Aaa or Aa. Our practices for acquiring and monitoring municipal bonds primarily are based on the credit quality of the primary obligor. As of December 31, 2009, we believe valuations substantially reflected the decline in the value of the insurance, and further related valuation declines, if any, are not expected to be material. While the valuation of these holdings may be temporarily impacted by negative market developments, we expect to receive all of the contractual cash flows. As of December 31, 2009, 47.1% of our insured municipal bond portfolio was insured by National Public Finance Guarantee Corporation, Inc., 24.5% by Ambac Assurance Corporation, 22.0% by Financial Guaranty Assurance Corporation and 2.7% by Assured Guaranty Ltd.

Corporate bonds, including publicly traded, privately placed and hybrid securities, totaled $33.12 billion as of December 31, 2009 with an unrealized net capital gain of $345 million. Privately placed securities primarily consist of corporate issued senior debt securities that are in unregistered form or are directly negotiated with the borrower. Privately placed corporate securities are rated by the NAIC in instances when information is provided to them. 47.7% of the privately placed corporate securities in our portfolio are rated by an independent rating agency.

Our portfolio of privately placed securities are broadly diversified by issuer, industry sector and country. The portfolio is made up of 560 issuers with each issue averaging $24 million. Privately placed corporate obligations generally have higher yields and contain structural security features such as financial covenants and call protections that provide investors greater protection against credit deterioration, reinvestment risk or fluctuations in interest rates than those typically found in publicly registered debt securities. Additionally, investments in these securities are made after extensive due diligence of the issuer, typically including direct discussions with senior management and on-site visits to company facilities. Ongoing monitoring includes direct periodic dialog with senior management of the issuer and continuous monitoring of operating performance and financial position. Every issue not rated by an independent rating agency is internally rated with a formal rating affirmation approximately once a year.

The following table shows details of hybrid securities as of December 31, 2009.

($ in millions)	Public		Privately placed		Total	
	Fair value	Unrealized gain/(loss)	Fair value	Unrealized gain/(loss)	Fair value	Unrealized gain/(loss)
United Kingdom ("UK")	$ 108	$ (9)	$ 111	$ (18)	$ 219	$ (27)
Europe (non-UK)	198	(3)	345	(69)	543	(72)
Asia/Australia	16	—	268	(42)	284	(42)
North America	383	(86)	210	(58)	593	(144)
Total	$ 705	$ (98)	$ 934	$ (187)	$ 1,639	$ (285)

Hybrid securities have attributes most similar to those of fixed income securities such as stated interest rates, mandatory redemption dates or an interest rate step-up feature which is intended to incent the issuer to redeem the security at a specified call date. Hybrid securities include publicly-traded and privately placed securities. While hybrid securities are generally issued by investment grade-rated financial institutions, they have structural features which make them more sensitive to credit market deterioration. Specifically, features allowing deferral of payment have significantly impacted prices as the issuers continue to be impacted by the stress in the global financial system. $1.39 billion of our hybrid securities with $272 million of unrealized net capital losses are Tier 1 securities, and $248 million with $13 million of unrealized net capital losses are Tier 2 securities. Tier 1 securities are lower in the capital structure than Tier 2 securities.

Foreign government securities totaled $3.20 billion, with 99.7% rated investment grade, at December 31, 2009. Of these securities, 36.8% are backed by the U.S. government, 19.6% are in Canadian governmental securities held in our Canadian subsidiary and the remaining 43.6% are highly diversified in other foreign governments.

RMBS, CMBS and ABS are structured securities that are primarily collateralized by residential and commercial real estate related loans and other consumer related borrowings. The cash flows are generally applied in a pre-determined order and are designed so that each security issued qualifies for a specific original rating. The security issue is typically referred to as the "class". For example, the "senior" portion or "top" of the capital structure, or rating class, which would originally qualify for a rating of Aaa typically has priority in receiving the principal repayments on the collateral. In a sequential structure, underlying collateral principal repayments are directed to the most senior rated Aaa class in the structure until paid in full, after which principal repayments are directed to the next most senior Aaa class in the structure until it is paid in full. Senior Aaa classes generally share any losses from the underlying collateral on a pro-rata basis after losses are absorbed by classes with lower original ratings and include other "junior" or "subordinate" securities. The collateral can have fixed interest rates, variable interest rates (such as adjustable rate mortgages ("ARM")) or may contain features of both fixed and variable rate mortgages.

RMBS, including U.S. Agency, Prime, Alt-A and Subprime totaled $7.99 billion, with 85.0% rated investment grade, at December 31, 2009. The RMBS portfolio is subject to interest rate risk, but unlike other fixed income securities, is additionally subject to significant prepayment risk from the underlying mortgages. The credit risk associated with our RMBS is mitigated due to the fact that 62.7% of the portfolio consists of securities that were issued by, or have underlying collateral that is guaranteed by, U.S. government agencies. The unrealized net capital loss of $1.50 billion at December 31, 2009 on our RMBS portfolio was the result of wider credit spreads than at initial purchase on non-U.S. Agency securities, which is largely due to the macroeconomic conditions and credit market deterioration, including the impact of real estate valuations, that persisted throughout 2009. The following table shows our RMBS portfolio at December 31, 2009 based upon vintage year.

($ in millions)	U.S. Agency		Prime		Alt-A		Subprime		Total RMBS	
	Fair value	Unrealized gain/(loss)	Fair value	Unrealized gain/(loss)	Fair value	Unrealized gain/(loss)	Fair value	Unrealized gain/(loss)	Fair value	Unrealized gain/(loss)
2009	$ 1,024	$ 1	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,024	$ 1
2008	1,093	13	—	—	—	—	—	—	1,093	13
2007	439	8	89	(14)	114	(95)	396	(440)	1,038	(541)
2006	297	9	78	(18)	192	(53)	494	(409)	1,061	(471)
2005	551	14	147	(36)	147	(55)	398	(266)	1,243	(343)
Pre-2005	1,607	63	389	(19)	185	(50)	347	(153)	2,528	(159)
Total	$ 5,011	$ 108	$ 703	$ (87)	$ 638	$ (253)	$ 1,635	$ (1,268)	$ 7,987	$ (1,500)

Prime are collateralized by residential mortgage loans issued to prime borrowers. As of December 31, 2009, $536 million of the Prime were fixed rate and $167 million were variable rate.

Alt-A includes securities collateralized by residential mortgage loans issued to borrowers with stronger credit profiles than subprime borrowers, but who do not qualify for prime financing terms due to high loan-to-value ratios or limited supporting documentation. As of December 31, 2009, $453 million of the Alt-A were fixed rate and $185 million were variable rate.

Subprime includes securities that are collateralized by mortgage loans issued to borrowers that cannot qualify for Prime or Alt-A financing terms due in part to weak or limited credit history. It also includes securities that are collateralized by certain second lien mortgages regardless of the borrower's credit history. The Subprime portfolio consisted of $1.35 billion and $282 million of first lien and second lien securities, respectively. Subprime included $845 million of fixed rate and $790 million of variable rate securities. At December 31, 2009, $348 million or 21.3% of the total Subprime securities are insured by seven bond insurers.

CMBS totaled $2.59 billion, with 95.7% rated investment grade, at December 31, 2009. The CMBS portfolio is subject to credit risk, but unlike certain other structured securities, is generally not subject to prepayment risk due to protections within the underlying commercial mortgages whereby borrowers are effectively restricted from prepaying their mortgages due to changes in interest rates. Of the CMBS investments, 90.6% are traditional conduit transactions collateralized by pools of commercial mortgages, broadly diversified across property types and geographical area. The remainder consists of non-traditional CMBS such as small balance transactions, large loan pools and single borrower transactions.

The following table shows our CMBS portfolio at December 31, 2009 based upon vintage year.

($ in millions)	Fair value	Unrealized gain/(loss)
2007	$ 740	$ (290)
2006	537	(451)
2005	373	(118)
Pre-2005	936	(66)
Total CMBS	$ 2,586	$ (925)

The unrealized net capital loss of $925 million at December 31, 2009 on our CMBS portfolio was the result of wider credit spreads than at initial purchase, which is largely due to the macroeconomic conditions and credit market deterioration, including the impact of real estate valuations, that persisted throughout 2009. While CMBS spreads tightened during 2009, credit spreads in most rating classes remain wider than at initial purchase, which is particularly evident in our 2005-2007 vintage year subordinated senior Aaa and non-traditional CMBS, as well as our 2005-2007 vintage year Aa and lower rated securities. These holdings accounted for $772 million, or 83.5%, of the unrealized net capital loss.

ABS, including CDO and Consumer and other ABS, totaled $3.03 billion, with 85.9% rated investment grade, at December 31, 2009. Credit risk is managed by monitoring the performance of the collateral. In addition, many of the securities in the ABS portfolio are credit enhanced with features such as overcollateralization, subordinated structures, reserve funds, guarantees and/or insurance. A portion of the ABS portfolio is also subject to interest rate risk since price volatility and the ultimate realized yields are affected by the rate of prepayment of the underlying assets. The unrealized net capital loss of $488 million at December 31, 2009 on our ABS portfolio was the result of wider credit spreads than at initial purchase.


MD&A

CDO totaled $1.51 billion, with 71.6% rated investment grade, at December 31, 2009. CDO consist primarily of obligations secured by high yield and investment grade corporate credits including $1.15 billion of cash flow collateralized loan obligations ("CLO") and $100 million of synthetic CDO with unrealized losses of $224 million and $97 million, respectively. The remaining $255 million of securities consisted of trust preferred CDO, market value CDO, project finance CDO, CDOs that invest in CDOs, collateralized bond obligations and other CLO with unrealized losses of $131 million.

Cash flow CLO are structures where the underlying assets are primarily comprised of below investment grade senior secured corporate loans. The collateral is actively managed by external managers that monitor the collateral performance. The underlying investments are well diversified across industries and among issuers. A transaction will typically issue notes with various capital structure classes (i.e. Aaa, Aa, A, etc.) as well as equity-like tranches. In general, these securities are structured with overcollateralization ratios and performance is impacted by downgrades, defaults and recoveries of the underlying assets within the structures. Downgrades of underlying assets, along with increased defaults reduce overcollateralization ratios over time. A violation of the senior overcollateralization test could result in an event of default of the structure. This would give the controlling class, defined as the majority of the senior lenders, certain rights which could include diverting cash flows or liquidating the underlying portfolio to pay off the senior liabilities.

Synthetic CDO primarily consist of a portfolio of corporate credit default swaps ("CDS") which are collateralized by Aaa rated LIBOR-based securities (i.e. "fully funded" synthetic CDO). Our synthetic CDO collateral primarily is actively managed by external managers monitoring the CDS selection and performance.

Consumer and other ABS totaled $1.52 billion, with 96.6% rated investment grade, at December 31, 2009. Consumer and other ABS consists of $868 million of auto, $150 million of student loan, $90 million of credit card and $409 million of other securities with unrealized gains of $10 million, and unrealized losses of $6 million, $1 million and $39 million, respectively. At December 31, 2009, $437 million or 28.8% of Consumer and other ABS securities are insured by five bond insurers.

Equity securities Equity securities include common stocks, real estate investment trust equity investments and non-redeemable preferred stocks. The equity securities portfolio was $5.02 billion at December 31, 2009 compared to $2.81 billion at December 31, 2008. The increase is attributable to purchases and increased equity valuations. Net unrealized gains totaled $179 million at December 31, 2009 compared to net unrealized losses of $332 million at December 31, 2008.

Mortgage loans Our mortgage loan portfolio, which is primarily held in the Allstate Financial portfolio, totaled $7.94 billion at December 31, 2009, compared to $10.23 billion at December 31, 2008, and primarily comprised loans secured by first mortgages on developed commercial real estate. Key considerations used to manage our exposure include property type and geographic diversification. Our exposure to any metropolitan area is also highly diversified, with the largest exposure not exceeding 9.3% of the portfolio. The portfolio is diversified across several property types, with the largest concentrations of 35.3% in office and 24.2% in retail property types. Debt service coverage ratio represents the amount of cash flows from the property available to the borrower to meet principal and interest payment obligations. The average debt service coverage ratio of the portfolio as of December 31, 2009 was 1.9, and 5.8% of the mortgage loan portfolio had a debt service coverage ratio under 1.0. Mortgage loans with debt service coverage ratios below 1.0 generally have a higher level of risk, with 18.4% of these loans having valuation allowances totaling $26 million. Mortgage loans with debt service coverage below 1.0 for which valuation allowances have not been established, primarily relate to instances where the borrower has the financial capacity to fund the revenue shortfalls from the properties for the foreseeable term, the decrease in occupancy is considered temporary, or there are other risk mitigating circumstances such as additional collateral, escrow balances or borrower guarantees.

In 2009, $853 million of commercial mortgage loans were contractually due. Of these, 67% were paid as due, 23% were extended generally for less than one year, 9% were refinanced and 1% were foreclosed or in the process of foreclosure. In addition, $1.27 billion that were not contractually due in 2009 were paid in full. We also currently have four loans totaling $37 million that were not contractually due in 2009 that are in the process of foreclosure. In total we have five loans totaling $49 million that are in foreclosure. We are aggressively pursuing workout solutions for all delinquent loans that are not in the process of foreclosure, which total $72 million, including refinancing, extensions and sales.

We closely monitor our commercial mortgage loan portfolio on a loan-by-loan basis. Loans with an estimated collateral value less than the loan balance, as well as loans with other characteristics indicative of higher than normal credit risks, are reviewed at least quarterly for purposes of establishing valuation allowances and placing loans on non-accrual status as necessary. Accrual of income is suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable. The underlying collateral values are based upon either discounted property cash flow projections or a commonly used valuation method that utilizes a one-year projection of expected annual income divided by a market based expected rate of return. The net carrying value of impaired loans at December 31, 2009 and 2008 was $409 million and $163 million, respectively. Total valuation allowances of $95 million and $4 million were held on impaired loans at December 31, 2009 and 2008, respectively. We recognized $97 million of realized capital losses related to increases in the valuation allowances on impaired loans for the year ended December 31, 2009 primarily due to deteriorating debt service coverage resulting from a decrease in occupancy and the risk associated with refinancing near-term maturities due to declining collateral valuations. We recognized $4 million of realized capital losses related to valuation allowances on impaired loans for the year ended December 31, 2008. Realized capital losses recognized on mortgage loans held for sale totaled $6 million and $74 million for the years ended December 31, 2009 and 2008, respectively. For further detail, see Note 4 to the consolidated financial statements.

Limited partnership interests consist of investments in private equity/debt funds, real estate funds and hedge funds. The overall limited partnership interests portfolio is well diversified across a number of characteristics including fund sponsors, vintage years, strategies, geography (including international), and company/property types. The following table presents information about our limited partnership interests as of December 31, 2009.

($ in millions)	Private equity/debt funds	Real estate funds	Hedge funds	Total
Cost method of accounting ("Cost")	$ 769	$ 272	$ 62	$ 1,103
Equity method of accounting ("EMA")	631	288	722	1,641
Total	$ 1,400	$ 560	$ 784	$ 2,744
Number of sponsors	84	40	11	
Number of individual funds	133	88	75	
Largest exposure to single fund	$ 39	$ 36	$ 108	

Our aggregate limited partnership exposure represented 2.8% and 2.9% of total invested assets as of December 31, 2009 and December 31, 2008, respectively.

The following table shows the results from our limited partnership interests by fund type and accounting classification for the year ended December 31.

($ in millions)	2009				2008			
	Cost	EMA [1]	Total income	Impairment write-downs [2]	Cost	EMA [1]	Total income	Impairment write-downs [2]
Private equity/debt funds	$ 16	$ (61)	$ (45)	$ (79)	$ 28	$ 87	$ 115	$ (47)
Real estate funds	1	(181)	(180)	(223)	8	(35)	(27)	(59)
Hedge funds	–	101	101	(6)	1	(124)	(123)	(6)
Total	$ 17	$ (141)	$ (124)	$ (308)	$ 37	$ (72)	$ (35)	$ (112)

[1] Beginning in the fourth quarter of 2008, EMA LP income is reported in realized capital gains and losses. EMA LP income for periods prior to the fourth quarter of 2008 is reported in net investment income.

[2] Impairment write-downs related to Cost limited partnerships were $297 million and $83 million in years ended December 31, 2009 and 2008, respectively. Impairment write-downs related to EMA LP were $11 million and $29 million in the years ended December 31, 2009 and 2008, respectively.

Limited partnership interests, excluding impairment write-downs, produced losses of $124 million in 2009 compared to losses of $35 million in 2008. The loss from limited partnership interests in 2009 compared to 2008 is primarily related to losses from partnerships accounted for under the equity method of accounting resulting from lower net asset valuations of the real estate partnerships. Income on EMA LP is recognized on a delay due to the availability of the related financial statements. The recognition of income on hedge funds is primarily on a one-month delay and the income recognition on private equity/debt funds and real estate funds are generally on a three-month delay. Limited partnership interests accounted for under the cost method of accounting recognize income only upon cash distributions by the partnership.

Short-term investments Our short-term investment portfolio was $3.06 billion and $8.91 billion at December 31, 2009 and 2008, respectively. The decrease in short-term investments was primarily due to funding reductions in contractholder obligations and purchases of fixed income securities.

Other investments Our other investments as of December 31, 2009 are comprised primarily of $1.13 billion of policy loans, $548 million of certain derivatives and $420 million of bank loans. Policy loans are carried at the unpaid principal balances. Bank loans are comprised primarily of senior secured corporate loans and are carried at amortized cost. For further detail on our use of derivatives, see the Net Realized Capital Gains and Losses section of the MD&A and Note 6 of the consolidated financial statements.

Unrealized net capital losses See Note 4 of the consolidated financial statements for further disclosures regarding unrealized losses on fixed income and equity securities and factors considered in determining whether securities are other-than-temporarily impaired. Unrealized net capital losses totaled $2.32 billion as of December 31, 2009, compared to unrealized net capital losses of $8.81 billion as of December 31, 2008. The improvement since December 31, 2008 for fixed income securities was primarily a result of tightening credit spreads on certain fixed income securities during 2009 that more than offset the rise in risk-free interest rates. The unrealized net capital gain for equity securities as of December 31, 2009 compared to unrealized net capital loss as of December 31, 2008 was a result of improvements in equity security valuations as a result of improving equity market conditions. The following table presents unrealized net capital gains and losses, pre-tax and after-tax at December 31.

($ in millions)	2009	2008
U.S. government and agencies	$ 203	$ 962
Municipal	(403)	(1,717)
Corporate	345	(3,413)
Foreign government	291	469
RMBS	(1,500)	(1,445)
CMBS	(925)	(1,994)
ABS	(488)	(1,348)
Redeemable preferred stock	–	(10)
Fixed income securities [1]	(2,477)	(8,496)
Equity securities	179	(332)
Short-term investments	–	3
Derivatives	(23)	11
Unrealized net capital gains and losses, pre-tax	(2,321)	(8,814)
Amounts recognized for:		
Insurance reserves [2]	–	(378)
DAC and DSI [3]	990	3,500
Amounts recognized	990	3,122
Deferred income taxes	461	1,954
Unrealized net capital gains and losses, after-tax	$ (870)	$ (3,738)

[1] Unrealized net capital gains and losses for fixed income securities as of December 31, 2009 comprises $(679) million related to unrealized net capital losses on fixed income securities with other-than-temporary impairment and $(1,798) million related to other unrealized net capital gains and losses.

[2] The insurance reserves adjustment represents the amount by which the reserve balance would increase if the net unrealized gains in the applicable product portfolios were realized and reinvested at current lower interest rates, resulting in a premium deficiency. Although we evaluate premium deficiencies on the combined performance of our life insurance and immediate annuities with life contingencies, the adjustment primarily relates to structured settlement annuities with life contingencies, in addition to annuity buy-outs and certain payout annuities with life contingencies.

[3] The DAC and DSI adjustment balance represents the amount by which the amortization of DAC and DSI would increase or decrease if the unrealized gains or losses in the respective product portfolios were realized. Only the unrealized net capital gains and losses on the Allstate Financial fixed annuity and interest-sensitive life product portfolios are used in this calculation. The DAC and DSI adjustment balance, subject to limitations, is determined by applying the DAC and DSI amortization rate to unrealized net capital gains or losses. Recapitalization of the DAC and DSI balances is limited to the originally deferred costs plus interest. The DAC and DSI adjustment balance was limited as of December 31, 2008 because the calculated amount, when added to the DAC and DSI balance before the impact of unrealized capital gains and losses, was greater than originally deferred costs plus interest. The DAC and DSI adjustment balance is below the limitation as of December 31, 2009. The limitation amount changes from period to period based on changes in the DAC and DSI balance before the impact of unrealized capital gains and losses, as well as new deferrals and interest.

The net unrealized loss for the fixed income portfolio totaled $2.48 billion, comprised of $2.47 billion of gross unrealized gains and $4.95 billion of gross unrealized losses at December 31, 2009. This is compared to a net unrealized loss for the fixed income portfolio totaling $8.50 billion, comprised of $2.54 billion of gross unrealized gains and $11.04 billion of gross unrealized losses at December 31, 2008.

Gross unrealized gains and losses as of December 31, 2009 on fixed income securities by type and sector are provided in the table below.

($ in millions)

	Par value [1]	Amortized cost	Gross unrealized Gains	Gross unrealized Losses	Fair value	Amortized cost as a percent of par value [2]	Fair value as a percent of par value [2]
Corporate:							
Banking	$ 4,345	$ 4,131	$ 81	$ (367)	$ 3,845	95.1%	88.5%
Financial services	3,482	3,370	95	(100)	3,365	96.8	96.6
Utilities	5,752	5,755	291	(79)	5,967	100.1	103.7
Consumer goods (cyclical and non-cyclical)	4,872	4,917	202	(75)	5,044	100.9	103.5
Transportation	1,670	1,684	59	(50)	1,693	100.8	101.4
Capital goods	3,363	3,367	127	(42)	3,452	100.1	102.6
Communications	1,841	1,826	83	(26)	1,883	99.2	102.3
Basic industry	1,501	1,520	68	(21)	1,567	101.3	104.4
Technology	1,132	1,157	40	(13)	1,184	102.2	104.6
Energy	2,132	2,143	89	(13)	2,219	100.5	104.1
FDIC guaranteed	1,513	1,523	18	–	1,541	100.7	101.9
Other	1,528	1,377	39	(61)	1,355	90.1	88.7
Total corporate fixed income portfolio	33,131	32,770	1,192	(847)	33,115	98.9	100.0
U.S. government and agencies	7,580	7,333	219	(16)	7,536	96.7	99.4
Municipal	27,425	21,683	537	(940)	21,280	79.1	77.6
Foreign government	3,375	2,906	306	(15)	3,197	86.1	94.7
RMBS	9,984	9,487	130	(1,630)	7,987	95.0	80.0
CMBS	3,790	3,511	30	(955)	2,586	92.6	68.2
ABS	3,974	3,514	62	(550)	3,026	88.4	76.1
Redeemable preferred stock	47	39	1	(1)	39	83.0	83.0
Total fixed income securities	$ 89,306	$ 81,243	$ 2,477	$ (4,954)	$ 78,766	91.0	88.2

[1] Included in par value are zero-coupon securities that are generally purchased at a deep discount to the par value that is received at maturity. These primarily included corporate, municipal, foreign government and U.S. government and agencies zero-coupon securities with par value of $882 million, $8.19 billion, $1.42 billion, and $792 million, respectively.

[2] Excluding the impact of zero-coupon securities, the percentage of amortized cost to par value would be 99.5% for corporates, 100.0% for municipals, 103.9% for foreign governments and 101.6% for U.S. government and agencies. Similarly, excluding the impact of zero-coupon securities, the percentage of fair value to par value would be 100.4% for corporates, 99.5% for municipals, 108.8% for foreign governments and 102.7% for U.S. government and agencies.

The banking, financial services, utilities and consumer goods sectors had the highest concentration of gross unrealized losses in our corporate fixed income securities portfolio at December 31, 2009. While credit spreads have tightened in the last three quarters of 2009 from the historically high levels observed in the fourth quarter of 2008 and the first quarter of 2009, they remain wider than at initial purchase for certain securities in the portfolio.

The scheduled maturity dates for fixed income securities in a gross unrealized loss position at December 31, 2009 are shown below. Actual maturities may differ from those scheduled as a result of prepayments by the issuers.

($ in millions)	Unrealized loss	Percent to total	Fair value	Percent to total
Due in one year or less	$ (14)	0.3%	$ 458	1.5%
Due after one year through five years	(171)	3.4	6,645	21.8
Due after five years through ten years	(302)	6.1	4,300	14.1
Due after ten years	(2,287)	46.2	13,551	44.4
RMBS and ABS [1]	(2,180)	44.0	5,574	18.2
Total	$ (4,954)	100.0%	$ 30,528	100.0%

[1] Because of the potential for prepayment, these securities are not categorized based on their contractual maturities.

The equity portfolio is comprised of securities in the following sectors at December 31, 2009.

($ in millions)	Amortized cost	Gross unrealized Gains	Gross unrealized Losses	Fair value
Consumer goods (cyclical and non-cyclical)	$ 1,045	$ 65	$ (33)	$ 1,077
Financial services	425	17	(31)	411
Banking	318	28	(18)	328
Communications	300	18	(10)	308
Energy	411	50	(9)	452
Capital goods	311	24	(8)	327
Technology	499	53	(6)	546
Utilities	159	6	(6)	159
Real estate	112	7	(4)	115
Basic industry	215	35	(3)	247
Transportation	81	7	(3)	85
Other [1]	969	71	(71)	969
Total equity securities	$ 4,845	$ 381	$ (202)	$ 5,024

[1] Other consists primarily of index-based securities.

The net unrealized gain for the equity portfolio totaled $179 million, comprised of $381 million of unrealized gains and $202 million of unrealized losses at December 31, 2009. This is compared to a net unrealized loss for the equity portfolio totaling $332 million, comprised of $112 million of unrealized gains and $444 million of unrealized losses at December 31, 2008. Within the equity portfolio, the losses were primarily concentrated in index-based securities and the consumer goods, financial services, banking, communications and energy sectors. The unrealized losses in these sectors were company and sector specific. As of December 31, 2009, we have the intent and ability to hold our equity securities with unrealized losses until recovery.

Other-than-temporary impairment evaluation We have a comprehensive portfolio monitoring process to identify and evaluate each fixed income and equity security whose carrying value may be other-than-temporarily impaired. The process includes a quarterly review of all securities through a screening process which identifies instances where the fair value compared to amortized cost for fixed income securities and cost for equity securities is below established thresholds, and also includes the monitoring of other criteria such as ratings, ratings downgrades or payment defaults. The securities identified, in addition to other securities for which we may have a concern, are evaluated based on facts and circumstances for inclusion on our watch-list. All investments in an unrealized loss position at December 31, 2009 were included in our portfolio monitoring process for determining whether declines in value were other than temporary.

Due to recent market conditions and liquidity concerns, as well as wider credit spreads than at initial purchase which persist in certain markets, particularly related to structured assets, the extent and duration of a decline in fair value have become less indicative of when the market may believe there has been credit deterioration with respect to an issue or issuer. While we continue to use declines in fair value and the length of time a security is in an unrealized loss position as indicators of potential credit deterioration, our determination of whether a security's decline in fair value is other-than-temporary has placed greater emphasis on our analysis of the underlying credit and collateral.

The following table summarizes fixed income and equity securities in a gross unrealized loss position according to significance, aging and investment grade classification.

($ in millions, except number of issues)	December 31, 2009				December 31, 2008			
	Fixed income				Fixed income			
	Investment grade	Below investment grade	Equity	Total	Investment grade	Below investment grade	Equity	Total
Category (I): Unrealized loss less than 20% of cost [1] [2]								
Number of issues	2,626	290	1,517	4,433	4,303	275	112	4,690
Fair value	$ 24,260	$ 1,724	$ 1,703	$ 27,687	$ 29,070	$ 1,172	$ 1,269	$ 31,511
Unrealized	$ (1,198)	$ (181)	$ (167)	$ (1,546)	$ (2,523)	$ (147)	$ (74)	$ (2,744)
Category (II): Unrealized loss greater than or equal to 20% of cost for a period of less than 6 consecutive months [1] [2]								
Number of issues	81	30	171	282	1,216	356	221	1,793
Fair value	$ 444	$ 191	$ 68	$ 703	$ 8,445	$ 1,555	$ 676	$ 10,676
Unrealized	$ (142)	$ (77)	$ (24)	$ (243)	$ (5,365)	$ (902)	$ (365)	$ (6,632)
Category (III): Unrealized loss greater than or equal to 20% of cost for a period of 6 or more consecutive months, but less than 12 consecutive months [1] [2]								
Number of issues	26	30	3	59	208	29	1	238
Fair value	$ 196	$ 167	$ 14	$ 377	$ 878	$ 136	$ 2	$ 1,016
Unrealized	$ (112)	$ (86)	$ (6)	$ (204)	$ (1,686)	$ (197)	$ (1)	$ (1,884)
Category (IV): Unrealized loss greater than or equal to 20% of cost for 12 or more consecutive months [1] [2]								
Number of issues	415	257	2	674	41	5	1	47
Fair value	$ 2,118	$ 1,428	$ 14	$ 3,560	$ 79	$ 16	$ 3	$ 98
Unrealized	$ (1,689)	$ (1,469)	$ (5)	$ (3,163)	$ (200)	$ (21)	$ (4)	$ (225)
Total number of issues	3,148	607	1,693	5,448	5,768	665	335	6,768
Total fair value	$ 27,018	$ 3,510	$ 1,799	$ 32,327	$ 38,472	$ 2,879	$ 1,950	$ 43,301
Total unrealized losses	$ (3,141)	$ (1,813)	$ (202)	$ (5,156)	$ (9,774)	$ (1,267)	$ (444)	$ (11,485)

[1] For fixed income securities, cost represents amortized cost.
[2] At December 31, 2009, gross unrealized losses resulting from factors other than credit on fixed income securities with other-than-temporary impairments for which we have recorded a credit loss in earnings are included as follows: Category (I) $17 million, Category (II) $24 million, Category (III) $31 million, and Category (IV) $677 million.

Categories (I) and (II) have generally been adversely affected by overall economic conditions including interest rate increases and the market's evaluation of certain sectors. The degree to which and/or length of time that the securities have been in an unrealized loss position does not suggest that these securities pose a high risk of being other-than-temporarily impaired. The largest individual unrealized loss was $57 million for category (I) and $13 million for category (II) as of December 31, 2009.

Gross unrealized losses on fixed income securities in Category (II) decreased $6.05 billion since December 31, 2008. This change was primarily the result of improved market conditions resulting in higher valuations, which either caused a shift to Category (I) or created an overall gross unrealized gain position. The remainder of the reduction in Category (II) is a result of losses shifting into Category (III) and (IV) due to continued aging of losses in a continuous unrealized loss position of greater than or equal to 20% of amortized cost and the resetting of unrealized losses to the historical point of impairment for securities impacted by the adoption of new OTTI accounting guidance on April 1, 2009.

Categories (III) and (IV) are affected by macroeconomic and credit pressures upon real estate valuations and borrowers, and issue, issuer or industry specific conditions. The degree to which and/or length of time these securities have been in an unrealized loss position subject them to increased scrutiny through our portfolio monitoring process. The largest individual unrealized loss was $28 million for Category (III) and $48 million for Category (IV) as of

December 31, 2009. Category (III) and (IV) fixed income securities at December 31, 2009 are listed in the following table by fixed income security type and investment quality classification.

($ in millions)	Investment grade					
	Category (III)		Category (IV)		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Municipal	$ 96	$ (47)	$ 290	$ (219)	$ 386	$ (266)
Corporate	50	(39)	342	(138)	392	(177)
RMBS	46	(24)	460	(385)	506	(409)
CMBS	—	—	652	(727)	652	(727)
ABS	4	(2)	374	(220)	378	(222)
	$ 196	$ (112)	$ 2,118	$ (1,689)	$ 2,314	$ (1,801)

	Below investment grade					
	Category (III)		Category (IV)		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Municipal	$ 77	$ (24)	$ 185	$ (106)	$ 262	$ (130)
Corporate	31	(15)	97	(41)	128	(56)
RMBS	55	(41)	783	(992)	838	(1,033)
CMBS	—	—	63	(119)	63	(119)
ABS	4	(6)	300	(211)	304	(217)
	$ 167	$ (86)	$ 1,428	$ (1,469)	$ 1,595	$ (1,555)
Total	$ 363	$ (198)	$ 3,546	$ (3,158)	$ 3,909	$ (3,356)

As of December 31, 2009, our gross unrealized losses in Category (III) and (IV) were primarily concentrated in structured securities, as we have experienced declines in fair value since the time of initial purchase. As of December 31, 2009, RMBS, CMBS and ABS comprised $1.54 billion and $1.21 billion of investment grade and below investment grade securities in Category (III) and (IV), respectively. Consistent with their rating, our portfolio monitoring indicates that the investment grade securities have a relatively low risk of default. Securities rated below investment grade, whether at issue or upon subsequent downgrade, have a higher level of risk and can be more volatile.

A key consideration in the determination of other-than-temporary impairment for structured securities is whether the present value of loss adjusted cash flows from the underlying collateral will be sufficient to recover our amortized cost basis. This evaluation focuses on the adequacy of credit enhancement relative to the performance of the underlying collateral, adjusted for projected defaults and prepayments. Credit enhancement includes, but is not limited to, structural subordination, guarantees and reserves. Key future collateral performance considerations include historical default/prepayment trends, as well as projected macroeconomic variables such as unemployment rates and interest rates. In general, securities with credit enhancement in excess of projected loss-adjusted collateral performance are deemed not other-than-temporarily impaired. Securities with deficient credit enhancement are deemed other-than-temporarily impaired and the difference between the estimated recovery value and amortized cost is recorded in earnings as a credit loss.

A description of the other-than-temporary impairment assessment for our RMBS and CMBS, which comprise a majority of our Category (III) and (IV) unrealized losses, follows:

- The credit loss evaluation for non-agency RMBS securities, including Prime, Alt-A and Subprime securities, primarily relies on projections of losses based on future collateral performance, taking into account security specific delinquency and loss severity trends on the underlying mortgage collateral to date. The expected performance of each transaction considers projected collateral losses and credit enhancement levels, as well as an assessment of the origination practices of the transaction sponsor, geographic diversification, overall transaction structure, collateral type and quality, transaction vintage year and other considerations that may be of concern. Our default estimates on the underlying mortgage collateral are forward looking and generally based upon security specific performance trends to date as well as our overall economic outlook, with a focus on housing, unemployment and GDP expectations, and consider other factors that may influence future borrower behaviors. Our loss severity estimates are forward looking and incorporate estimates of future house price appreciation/depreciation expectations and estimates of foreclosure timing and expenses.

- The credit loss evaluation for CMBS primarily relies on model-driven projections of future collateral performance, taking into account all reasonably available information specific to the underlying commercial mortgage loans including estimates of current and future property value, current and projected rental income and the credit enhancement levels. Estimates of future property value and rental income consider specific property-type and metro area economic trends such as property vacancy rates and rental rates, employment indicators and building industry fundamentals. Other considerations include borrower payment history, the origination practices of the transaction sponsor, overall collateral quality and diversification, transaction vintage year, maturity date, overall structure of the transaction and other factors that may influence performance. Actual realized losses in the CMBS market have historically been low, therefore our projection of collateral performance is informed by credit opinions obtained from third parties, such as nationally recognized credit rating agencies, industry analysts and a CMBS loss modeling advisory service.

For structured securities deemed other-than-temporarily impaired, we recognized the estimated credit loss in earnings, while $700 million of unrealized losses related to factors other than credit remains classified in OCI. Structured securities deemed not other-than-temporarily impaired are current on contractual or expected payments and our detailed analysis of the underlying credit and related cash flows has concluded that our amortized cost basis is recoverable or the securities are reliably insured. The declines in fair value are primarily due to credit spread widening in the structured security marketplace and increased liquidity discounts.

We believe that the unrealized losses on our fixed income securities are not predictive of their ultimate performance and the unrealized losses should reverse over the remaining lives of the securities. We anticipate that these securities will recover in line with our best estimate of the expected cash flows which are used for other-than-temporary impairment evaluations as well as managing the portfolio. As of December 31, 2009, we do not have the intent to sell and it is not more likely than not we will be required to sell these securities before the recovery of their amortized cost basis. Our evaluation of whether it is more likely than not we will be required to sell a security before recovery of its amortized cost basis is supported by our liquidity position, which cushions us from the need to liquidate securities with significant unrealized losses to meet cash obligations.

Additionally, whenever our initial analysis indicates that a fixed income security's unrealized loss of 20% or more for at least 36 months or any equity security's unrealized loss of 20% or more for at least 12 months is temporary, additional evaluations and management approvals are required to substantiate that the unrealized loss is related to other factors and recognition of a credit loss write-down is not appropriate. As of December 31, 2009, one perpetual preferred equity security with an unrealized loss of $4 million met these criteria.

We also monitor the quality of our fixed income and bank loan portfolios by categorizing certain investments as "problem," "restructured," or "potential problem." Problem fixed income securities and bank loans are in default with respect to principal or interest and/or are investments issued by companies that have gone into bankruptcy subsequent to our acquisition or loan. Fixed income and bank loan investments are categorized as restructured when the debtor is in financial difficulty and we grant a concession. Potential problem fixed income or bank loan investments are current with respect to contractual principal and/or interest, but because of other facts and circumstances, we have concerns regarding the borrower's ability to pay future principal and interest according to the original terms, which causes us to believe these investments may be classified as problem or restructured in the future.

The following table summarizes problem, restructured and potential problem fixed income securities and bank loans, which are reported in other investments, at December 31.

($ in millions)	2009					
	Par value [1]	Amortized cost [1]	Amortized cost as a percent of par value	Fair value [2]	Fair value as a percent of par value	Percent of total fixed income and bank loan portfolios
Restructured	$ 115	$ 93	80.9%	$ 81	70.4%	0.1%
Problem	823	321	39.0	221	26.9	0.3
Potential problem	2,630	1,651	62.8	977	37.1	1.2
Total	$ 3,568	$ 2,065		$ 1,279		1.6%
Cumulative write-downs recognized [3]		$ 1,188				

	2008					
	Par value [1]	Amortized cost [1]	Amortized cost as a percent of par value	Fair value [2]	Fair value as a percent of par value	Percent of total fixed income and bank loan portfolios
Restructured	$ 101	$ 86	85.2%	$ 76	75.3%	0.1%
Problem	1,027	228	22.2	186	18.1	0.3
Potential problem	1,896	707	37.3	517	27.3	0.7
Total	$ 3,024	$ 1,021	33.8	$ 779	25.8	1.1%
Cumulative write-downs recognized [3]		$ 1,673				

[1] The difference between par value and amortized cost of $1.50 billion at December 31, 2009 and $2.00 billion at December 31, 2008 is primarily attributable to write-downs. Par value has been reduced by principal payments.
[2] Bank loans are reflected at amortized cost.
[3] Cumulative write-downs recognized only reflects impairment write-downs related to investments within the problem, potential problem and restructured categories.

At December 31, 2009, amortized cost for the problem category was $321 million and was comprised of $143 million of Subprime, $69 million of corporates (primarily privately placed) and $68 million of municipal bonds. Also included were $25 million of bank loans, $8 million of Consumer and other ABS, $5 million of Alt-A and $3 million of CDO. The increase of $93 million over December 31, 2008 is primarily attributable to additional Subprime. The amortized cost of problem investments with a fair value less than 80% of amortized cost totaled $159 million with unrealized losses of $102 million and fair value of $57 million.

At December 31, 2009, amortized cost for the potential problem category was $1.65 billion and was comprised of $538 million of Subprime, $408 million of Alt-A, $213 million of corporates (primarily privately placed) and $196 million of CMBS. Also included were $129 million of CDO, $72 million of Prime, $62 million of municipal bonds, $26 million of bank loans and $7 million of Consumer and other ABS. The increase of $944 million from December 31, 2008 is primarily attributable to additional Subprime, Alt-A, CMBS and corporates (primarily privately placed). The amortized cost of potential problem investments with a fair value less than 80% of amortized cost totaled $1.29 billion with unrealized losses of $709 million and fair value of $585 million.

Net investment income The following table presents net investment income for the years ended December 31.

($ in millions)	2009	2008	2007
Fixed income securities	$ 3,998	$ 4,783	$ 5,459
Equity securities	80	120	114
Mortgage loans	498	618	600
Limited partnership interests	17	62	293
Short-term	27	195	221
Other	(10)	54	191
Investment income, before expense	4,610	5,832	6,878
Investment expense	(166)	(210)	(443)
Net investment income [(1)]	$ 4,444	$ 5,622	$ 6,435

(1) Beginning in the fourth quarter of 2008, income from EMA LP is reported in realized capital gains and losses. EMA LP income for periods prior to the fourth quarter of 2008 is reported in net investment income. The amount of EMA LP income included in net investment income was $24 million in 2008 and $198 million in 2007.

Net investment income decreased 21.0% or $1.18 billion in 2009 compared to 2008, primarily due to lower yields, actions to shorten duration and maintain additional liquidity in the portfolio, along with reduced average investment balances. Lower yields were particularly impacted by short-term and variable rate assets. Also contributing to the decline in 2009 was lower income on limited partnership interests and decreased dividends on equity securities.

During 2009, our fixed income and mortgage loan portfolio continued to generate significant cash flows from maturities, principal and interest receipts totaling $11.51 billion. These cash flows increased our flexibility to take advantage of market opportunities and manage liabilities. Increased market stability drove a more positive market outlook and improved liquidity in the portfolios, which led us to deploy $16.6 billion of short-term investments and cash receipts into securities, primarily fixed income and equities, to generate income and capital appreciation.

Total investment expenses decreased $233 million in 2008 compared to 2007. The 2008 decrease was primarily due to lower expenses associated with a lower amount of collateral received in connection with securities lending transactions.

Net realized capital gains and losses The following table presents the components of realized capital gains and losses and the related tax effect for the years ended December 31.

($ in millions)	2009	2008	2007
Impairment write-downs	$ (1,562)	$ (1,983)	$ (163)
Change in intent write-downs	(357)	(1,752)	(147)
Net other-than-temporary impairment losses recognized in earnings	(1,919)	(3,735)	(310)
Sales	1,272	(464)	1,483
Valuation of derivative instruments	367	(1,280)	(77)
Settlements of derivative instruments	(162)	486	139
EMA LP income	(141)	(97)	–
Realized capital gains and losses, pre-tax	(583)	(5,090)	1,235
Income tax (expense) benefit [(1)]	(45)	1,779	(437)
Realized capital gains and losses, after-tax	$ (628)	$ (3,311)	$ 798

(1) Income tax expense for the year ended December 31, 2009 includes expense of $254 million attributable to an increase in the valuation allowance relating to the deferred tax asset on capital losses recorded in the first quarter of 2009. This valuation allowance was released in connection with the adoption of new OTTI accounting guidance on April 1, 2009; however, the release was recorded as an increase to retained income and therefore did not reverse the amount recorded in income tax expense. For a further discussion of changes in this valuation allowance, see the Deferred Taxes section of the MD&A.

Impairment write-downs for the years ended December 31 are presented in the following table.

($ in millions)	2009	2008	2007
Fixed income securities	$ (886)	$ (1,507)	$ (109)
Equity securities	(237)	(328)	(25)
Mortgage loans	(97)	(4)	–
Limited partnership interests	(308)	(112)	(25)
Short-term investments	–	–	(1)
Other investments	(34)	(32)	(3)
Impairment write-downs	$ (1,562)	$ (1,983)	$ (163)

Impairment write-downs in 2009 were primarily the result of recovery assessments related to investments with commercial real estate exposure, including limited partnership interests, equity securities, mortgage loans and CMBS; RMBS which experienced deterioration in expected cash flows; ABS, including CDO squared, cash flow CDO and synthetic CDO, and hybrid corporate fixed income securities. $218 million of the fixed income security write-downs in 2009 related to securities that were subsequently disposed. Of the remaining, $516 million or 77.2% of the fixed income security write-downs in 2009 related to impaired securities that were performing in line with anticipated or contractual cash flows but were written down primarily because of expected deterioration in the performance of the underlying collateral or our assessment of the probability of future default. For these securities, as of December 31, 2009, there have either been no defaults or defaults have only impacted classes lower than our position in the capital structure. $125 million of the fixed income security write-downs in 2009 related to securities experiencing a significant departure from anticipated cash flows; however, we believe they retain economic value. $27 million in 2009 related to fixed income securities for which future cash flows are very uncertain.

Hybrid corporate fixed income securities are assessed for other-than-temporary impairment as fixed income securities, when they are expected to perform like a fixed income security. However, when credit-related reasons increase the risk of deferred payment, they may be assessed for other-than-temporary impairment in a manner similar to equity securities. In 2009, hybrid securities issued primarily by European financial institutions were assessed as equity securities and written down for other-than-temporary impairment resulting in $142 million of realized capital losses. These hybrid securities that were still held as of December 31, 2009 had a fair value of $130 million.

Equity securities were written down primarily due to the length of time and extent fair value was below cost, considering our assessment of the financial condition, near-term and long-term prospects of the issuer, including relevant industry conditions and trends.

Limited partnership impairment write-downs related primarily to Cost limited partnerships which experienced significant declines in portfolio valuations and we could not assert the recovery period would be temporary. To determine if an other-than-temporary impairment has occurred related to a Cost limited partnership, we evaluate whether an impairment indicator has occurred in the period that may have a significant adverse effect on the carrying value of the investment. Impairment indicators may include: significantly reduced valuations of the investments held by the limited partnerships; actual recent cash flows received being significantly less than expected cash flows; reduced valuations based on financing completed at a lower value; completed sale of a material underlying investment at a price significantly lower than expected; or any other recent adverse events since the last financial statements received that might affect the fair value of the investee's capital.

Change in intent write-downs for the years ended December 31 are presented in the following table.

($ in millions)	2009	2008	2007
Fixed income securities	$ (318)	$ (1,555)	$ (84)
Equity securities	(27)	(120)	(32)
Mortgage loans	(6)	(74)	(30)
Other investments	(6)	(3)	(1)
Change in intent write-downs	$ (357)	$ (1,752)	$ (147)

Beginning April 1, 2009, change in intent write-downs for fixed income securities reflect instances where we have made the decision to sell the security or it is more likely than not we will be required to sell the security before recovery of its amortized cost basis. For periods prior to April 1, 2009 for fixed income securities and all periods for equity securities, change in intent write-downs reflect instances where we could not assert a positive intent to hold until recovery. Change in intent write-downs for mortgage loans and other investments reflect instances where the loans have been classified as held for sale.

The change in intent write-downs in 2009 were a result of ongoing comprehensive reviews of our portfolios resulting in write-downs of individually identified investments. The change in intent write-downs in 2008 were a result of our risk mitigation and return optimization programs, enterprise asset allocations and ongoing comprehensive reviews of our portfolios.

Sales generated $1.27 billion of net realized gains in 2009 primarily due to $445 million and $636 million of gains on sales of equity and U.S. and foreign government fixed income securities, respectively. Sales of equity securities were primarily in connection with a change in strategy that uses a more passive portfolio management approach with a greater emphasis on asset allocation decisions. Net realized losses from sales in 2008 were due to net realized losses on equity securities of $701 million comprised of gross losses of $1.45 billion and gross gains of $751 million. The gross losses in 2008 primarily resulted from the execution of tax planning strategies primarily within our equity portfolios that are effectively carried on a lower of cost or fair value basis to realize capital loss carryback benefits.

Valuation and settlement of derivative instruments recorded as net realized capital gains totaling $205 million for the year ended December 31, 2009 included $367 million of gains on the valuation of derivative instruments and $162 million of losses on the settlement of derivative instruments. For the year ended December 31, 2008, net realized capital losses on the valuation and settlement of derivative instruments totaled $794 million.

Losses from the risk management programs primarily occurred in the equity hedge program and related to a decrease in volatility and increase in the equity index.

A changing interest rate environment will drive changes in our portfolio duration targets at a tactical level. A duration target and range is established with an economic view of liabilities relative to a long-term investment portfolio view. Tactical duration management is accomplished through both cash market transactions, sales and new purchases and derivative activities that generate realized gains and losses. As a component of our approach to managing portfolio duration, realized gains and losses on certain derivative instruments are most appropriately considered in conjunction with the unrealized gains and losses on the fixed income portfolio. This approach mitigates the impacts of general interest rate changes to our overall financial condition.

At December 31, 2009, our securities with embedded options totaled $1.41 billion, a decrease in fair value of $51 million from December 31, 2008, resulting in realized capital gains on valuation of $120 million, net sales activity of $325 million, and unrealized net capital gains reported in other comprehensive income ("OCI") of $154 million for the host securities. Net unrealized capital gains were further decreased by $42 million due to amortization and impairment write-downs on the host securities. The change in fair value of embedded options is bifurcated from the host securities, separately valued and reported in realized capital gains and losses, while the change in the difference between the fair value and the amortized cost of the host securities is reported in OCI. Total amortized cost exceeded total fair value by $1 million at December 31, 2009. Valuation gains and losses are converted into cash for securities with embedded options upon our election to sell these securities. In the event the economic value of the options is not realized, we will recover the par value if held to maturity unless the issuer of the note defaults. Total par value exceeded fair value by $3 million at December 31, 2009.

The table below presents the realized capital gains and losses (pre-tax) on the valuation and settlement of derivative instruments shown by underlying exposure and derivative strategy for the years ended December 31.

($ in millions)	2009			2008	2007	2009 Explanations
	Valuation	Settlements	Total	Total	Total	
Risk management						
Property–Liability						
Portfolio duration management	$ 15	$ 18	$ 33	$ (10)	$ (50)	Interest rate swaps are used to offset the effects of changing interest rates on a portion of the Property-Liability fixed income portfolio that is reported in unrealized net capital gains or losses in OCI. The 2009 gains, resulting from increasing interest rates, are offset in net unrealized capital gains and losses in OCI to the extent it relates to changes in risk-free rates.
Interest rate spike exposure	(50)	(8)	(58)	(97)	(20)	Interest rate swaption contracts, with terms of less than one year, and exchange traded options on treasury futures, with three month terms, provide an offset to declines in fixed income market values resulting from potential rising interest rates. As of December 31, 2009, the notional of our over-the-counter ("OTC") swaption positions totaled $9.50 billion and the notional of our exchange traded options totaled $3.00 billion. Exchange traded options on treasury futures are utilized to supplement the protection provided by swaption contracts without increasing the counterparty risk associated with OTC contracts. The 2009 loss primarily relates to the impact of the decline in volatility on the option on treasury futures and swaption contracts. If interest rates do not increase above the strike rate, the maximum loss on swaptions and options on treasury futures is limited to the amount of the premium paid. The program is anticipated to be revised throughout the year as capital market conditions change.
Hedging unrealized gains on equity securities	34	(260)	(226)	420	61	Exchange traded put options provide an offset to significant declines in our equity portfolio from equity market declines below a targeted level. Options can expire, terminate early or the option can be exercised. If the price level of the equity index does not fall below the put's strike price, the maximum loss on purchased puts is limited to the amount of the premium paid. The 2009 settlement losses on options were primarily the result of a decrease in volatility and an increase in the price levels of the equity index and were partially offset by net unrealized capital gains and losses of our equity portfolio reflected in OCI to the extent it relates to changes in price levels of the equity index. In addition, short S&P futures are used to provide an offset to declines in valuations in our equity securities portfolio reported in unrealized net capital gains or losses in accumulated OCI. The futures contracts are exchange traded, daily cash settled and can be exited at any time for minimal additional cost. The 2009 settlement losses on futures were primarily the result of an increase in the price levels of the equity index and were partially offset by net unrealized capital gains and losses of our equity portfolio reflected in OCI to the extent it relates to changes in the equity index price levels.
Foreign currency contracts	15	(11)	4	(27)	6	
Credit risk reduction	(31)	(14)	(45)	48	8	Losses are primarily the result of tightening credit spreads on referenced credit entities.
Other	–	2	2	(29)	(16)	
Allstate Financial						
Duration gap management	225	63	288	(503)	(27)	Interest rate caps, floors and swaps are used by Allstate Financial to balance interest-rate sensitivities of its assets and liabilities. The contracts settle based on differences between current market rates and a contractually specified fixed rate through expiration. The contracts can be terminated and settled at any time with minimal additional cost. The maximum loss on caps and floors is limited to the amount of premiums paid. The change in valuation reflects the changing value of expected future settlements from changing interest rates, which may vary over the period of the contracts. The 2009 gains, resulting from increasing interest rates, are offset in unrealized capital gains and losses of our fixed income securities in OCI to the extent it relates to changes in risk-free rates.
Anticipatory hedging	(7)	(11)	(18)	153	(30)	Futures and interest rate swaps are used to protect investment spread from interest rate changes during mismatches in the timing of cash flows between product sales and the related investment activity. The futures contracts are exchange traded, daily cash settled and can be exited at any time for minimal additional cost. If the cash flow mismatches are such that a positive net investment position is being hedged, there is an offset for the related investments unrealized loss in OCI. The 2009 losses were caused by an increase in risk-free interest rates over the life of the net short position as liability issuances exceeded asset acquisitions.
Hedging of interest rate exposure in annuity contracts	10	–	10	(29)	(22)	Value of expected future settlements on interest rate caps and the associated value of future credited interest, which is reportable in future periods when incurred, increased due to an increase in interest rates.

($ in millions)	2009			2008	2007	2009 Explanations
	Valuation	Settlements	Total	Total	Total	
Hedging unrealized gains on equity indexed notes	–	–	–	7	1	
Hedge ineffectiveness	(1)	–	(1)	(4)	(13)	The hedge ineffectiveness of $(1) million includes $176 million in realized capital gains on swaps that were offset by $177 million in realized capital losses on the hedged risk.
Foreign currency contracts	3	–	3	(1)	(13)	
Credit risk reduction	(26)	(24)	(50)	17	–	Losses are primarily the result of tightening credit spreads on referenced credit entities.
Other	–	–	–	1	(1)	
Total Risk management	$ 187	$ (245)	$ (58)	$ (54)	$ (116)	
Income generation						
Asset replication – credit exposure						The 2009 changes in valuation are due to tightening credit spreads on referenced credit entities, and would only be converted to cash upon disposition, which can be done at any time, or if the credit event specified in the contract occurs. For further discussion on CDS, see Note 6 of the consolidated financial statements.
Property-Liability	$ 9	$ 4	$ 13	$ (41)	$ (12)	
Allstate Financial	51	13	64	(62)	(18)	
Total	60	17	77	(103)	(30)	
Asset replication – equity exposure Property-Liability	–	66	66	(84)	16	Exchange traded equity index future contracts are used to replicate equity market returns. The 2009 gains were the result of an increase in price levels of the equity index.
Commodity derivatives – Property-Liability	–	–	–	(44)	106	
Total Income generation	$ 60	$ 83	$ 143	$ (231)	$ 92	
Accounting						
Equity indexed notes – Allstate Financial	$ 28	$ –	$ 28	$ (290)	$ 38	Equity-indexed notes are fixed income securities that contain embedded options. The changes in valuation of the embedded equity indexed call options are reported in realized capital gains and losses. The results generally track the performance of underlying equity indices. Valuation gains and losses are converted into cash upon sale or maturity. In the event the economic value of the options is not realized, we will recover the par value of the host fixed income security if held to maturity unless the issuer of the note defaults. Par value exceeded fair value by $45 million at December 31, 2009. Equity-indexed notes are subject to our comprehensive portfolio monitoring and watchlist processes to identify and evaluate when the carrying value may be other-than-temporarily impaired. The following table compares the December 31, 2009 and December 31, 2008 holdings, respectively.

($ in millions)	December 31, 2009	Change in fair value	Change due to net sale activity	December 31, 2008
Par value	$ 475	$ –	$ (325)	$ 800
Amortized cost of host contract	$ 344	$ 21	$ (163)	$ 486
Fair value of equity-indexed call option	89	28	(71)	132
Total amortized cost	$ 433	$ 49	$ (234)	$ 618
Total fair value	$ 430	$ 62	$ (265)	$ 633
Unrealized gain/loss	$ (3)	$ 13	$ (31)	$ 15

MD&A

($ in millions)	2009			2008	2007
	Valuation	Settlements	Total	Total	Total
Conversion options in fixed income securities					
Property-Liability	60	–	60	(143)	19
Allstate Financial	32	–	32	(77)	28
Total	92	–	92	(220)	47
Total Accounting	$ 120	$ –	$ 120	$ (510)	$ 85
Other	–	–	–	1	1
Total	$ 367	$ (162)	$ 205	$ (794)[1]	$ 62
Total Property-Liability	$ 52	$ (203)	$ (151)	$ (7)	$ 118
Total Allstate Financial	315	41	356	(788)	(57)
Other	–	–	–	1	1
Total	$ 367	$ (162)	$ 205	$ (794)[1]	$ 62

2009 Explanations

Convertible bonds are fixed income securities that contain embedded options. Changes in valuation of the embedded option are reported in realized capital gains and losses. The results generally track the performance of underlying equities. Valuation gains and losses are converted into cash upon our election to sell these securities. In the event the economic value of the options is not realized, we will recover the par value of the host fixed income security if held to maturity unless the issuer of the note defaults. Fair value exceeded par value by $42 million at December 31, 2009. Convertible bonds are subject to our comprehensive portfolio monitoring and watchlist processes to identify and evaluate when the carrying value may be other-than-temporarily impaired. The following table compares the December 31, 2009 and December 31, 2008 holdings, respectively.

($ in millions)	December 31, 2009	Change in fair value	Change due to net sale activity	December 31, 2008
Par value	$ 936	$ –	$ (69)	$ 1,005
Amortized cost of host contract	$ 664	$ 21	$ (19)	$ 662
Fair value of conversion option	312	92	19	201
Total amortized cost	$ 976	$ 113	$ –	$ 863
Total fair value	$ 978	$ 212	$ (60)	$ 826
Unrealized gain/loss	$ 2	$ 99	$ (60)	$ (37)

[1] Does not include $1 million of derivative gains related to the termination of fair value hedges and cash flow hedges which are included in sales and reported with the hedged risk.

Included in the table above are net realized capital losses on the valuation and settlement of derivative instruments related to our risk mitigation and return optimization programs totaling $241 million for the year ended December 31, 2009. These realized capital gains and losses are detailed in the following table for the year ended December 31, 2009.

($ in millions)	Valuation	Settlement	Total
Portfolio duration management	$ 15	$ 18	$ 33
Interest rate spike exposure	(50)	(8)	(58)
Hedging unrealized gains on equity securities	34	(210)	(176)
Credit risk hedging	(19)	(21)	(40)
Total	$ (20)	$ (221)	$ (241)

FAIR VALUE OF ASSETS AND LIABILITIES

We have two types of situations where we have classified investments as Level 3 in the fair value hierarchy disclosures in Note 5 of the consolidated financial statements. The first is where quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. Among the indicators we consider in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the following:

- Level of new issuances in the primary market;
- Trading volume in the secondary market;
- Level of credit spreads over historical levels;
- Bid-ask spread; and
- Price consensus among market participants and sources.

The second situation where we have classified securities in Level 3 is where specific inputs to our fair value estimation models which are considered significant are not market observable. This has occurred in two principal categories. The first is for broker quotes. The second is our ARS backed by student loans for which a principal assumption, the anticipated date liquidity will return to this market, is not market observable.

During 2009, certain Alt-A RMBS, Prime RMBS and ABS-credit card and auto were transferred into Level 2 from Level 3 as a result of increased liquidity in these markets (see Level 3 rollforward in Note 5 of the consolidated financial statements). This was evidenced by increased trading volume and the narrowing of bid-ask spreads for our specific holdings. Additionally, privately placed corporate fixed income securities that are valued using internal pricing models were transferred into Level 2 from Level 3 as a result of enhancements to the valuation methodology, refinements to model inputs and corroboration of our internal credit rating process by comparison to available external ratings. We have also implemented price validation procedures such as back-testing of actual sales, which corroborates the various model inputs to market observable data. When transferring these securities into Level 2, we do not change the source of fair value estimates or modify the estimates received from independent third-party valuation service providers or the internal valuation approach. Accordingly, for securities included within this group, there was no change in fair value resulting in a realized or unrealized gain or loss.

During 2009, certain CMBS were transferred into Level 3 from Level 2 as a result of decreased liquidity in these markets. This was evidenced by decreased trading volume and the widening of bid-ask spreads for these holdings. Transfers into Level 3 during 2009 also included situations where a fair value quote is not provided by our independent third-party valuation service provider and as a result the price is stale or has been replaced with a broker quote resulting in the security being classified as Level 3. Transfers out of Level 3 during 2009 also included situations where a broker quote was used in the prior period and a fair value quote is now available from our independent third-party valuation service provider. A quote utilizing the new pricing source is not available as of the prior period, and any gains or losses related to the change in valuation source for individual securities are not significant.

MARKET RISK

Market risk is the risk that we will incur losses due to adverse changes in equity, interest, credit spreads, commodity, or currency exchange rates and prices. Adverse changes to these rates and prices may occur due to changes in the liquidity of a market or market segment, insolvency or financial distress of key market makers or participants or changes in market perceptions of credit worthiness and/or risk tolerance. Our primary market risk exposures are to changes in interest rates, credit spreads and equity prices, although we also have a smaller exposure to changes in foreign currency exchange rates and commodity prices.

The active management of market risk is integral to our results of operations. We may use the following approaches to manage exposure to market risk within defined tolerance ranges: 1) rebalancing existing asset or liability portfolios, 2) changing the character of investments purchased in the future and 3) using derivative instruments to modify the market risk characteristics of existing assets and liabilities or assets expected to be purchased. For a more detailed discussion of our use of derivative financial instruments, see Note 6 of the consolidated financial statements.

Overview In formulating and implementing guidelines for investing funds, we seek to earn returns that enhance our ability to offer competitive rates and prices to customers while contributing to attractive and stable profits and long-term capital growth. Accordingly, our investment decisions and objectives are a function of the underlying risks and product profiles of each business.

Investment policies define the overall framework for managing market and other investment risks, including accountability and controls over risk management activities. Subsidiaries that conduct investment activities follow policies that have been approved by their respective boards of directors. These investment policies specify the investment limits and strategies that are appropriate given the liquidity, surplus, product profile and regulatory requirements of the subsidiary. Executive oversight of investment activities is conducted primarily through subsidiaries' boards of directors and investment committees. For Allstate Financial, its asset-liability management ("ALM") policies further define the overall framework for managing market and investment risks. ALM focuses on strategies to enhance yields, mitigate market risks and optimize capital to improve profitability and returns for Allstate Financial. Allstate Financial ALM activities follow asset-liability policies that have been approved by their respective boards of directors. These ALM policies specify limits, ranges and/or targets for investments that best meet Allstate Financial's business objectives in light of its product liabilities.

We manage our exposure to market risk through the use of asset allocation, duration, simulation, and as appropriate, through the use of stress tests. We have asset allocation limits that place restrictions on the total funds that may be invested within an asset class. We have duration limits on the Property-Liability and Allstate Financial investment portfolios and, as appropriate, on individual components of these portfolios. These duration limits place restrictions on the amount of interest rate risk that may be taken. Comprehensive day-to-day management of market risk within defined tolerance ranges occurs as portfolio managers buy and sell within their respective markets based upon the acceptable boundaries established by investment policies. For Allstate Financial, this day-to-day management is integrated with and informed by the activities of the ALM organization. This integration is intended to result in a prudent, methodical and effective adjudication of market risk and return, conditioned by the unique demands and dynamics of Allstate Financial's product liabilities and supported by the continuous application of advanced risk technology and analytics.

Although we apply a similar overall philosophy to market risk, the underlying business frameworks and the accounting and regulatory environments differ considerably between the Property-Liability and Allstate Financial businesses affecting investment decisions and risk parameters.

Interest rate risk is the risk that we will incur a loss due to adverse changes in interest rates relative to the interest rate characteristics of interest bearing assets and liabilities. This risk arises from many of our primary activities, as we invest substantial funds in interest-sensitive assets and issue interest-sensitive liabilities. Interest rate risk includes risks related to changes in U.S. Treasury yields and other key risk-free reference yields.

We manage the interest rate risk in our assets relative to the interest rate risk in our liabilities. One of the measures used to quantify this exposure is duration. Duration measures the price sensitivity of the assets and liabilities to changes in interest rates. For example, if interest rates increase 100 basis points, the fair value of an asset with a duration of 5 is expected to decrease in value by approximately 5%. At December 31, 2009, the difference between our asset and liability duration was (0.24), compared to a 0.02 gap at December 31, 2008. A negative duration gap indicates that the fair value of our liabilities is more sensitive to interest rate movements than the fair value of our assets. The Property-Liability segment generally maintains a positive duration gap between its assets and liabilities due to the relatively short duration of auto and homeowners claims, which are its primary liabilities. The Allstate Financial segment may have a positive or negative duration gap, as the duration of its assets and liabilities vary with its product mix and investing activity. At December 31, 2009, Property-Liability had a positive duration gap while Allstate Financial had a negative duration gap.

In the management of investments supporting the Property-Liability business, we adhere to an objective of emphasizing safety of principal and consistency of income within a total return framework. This approach is designed to ensure our financial strength and stability for paying claims, while maximizing economic value and surplus growth.

For the Allstate Financial business, we seek to invest premiums, contract charges and deposits to generate future cash flows that will fund future claims, benefits and expenses, and that will earn stable spreads across a wide variety of interest rate and economic scenarios. To achieve this objective and limit interest rate risk for Allstate Financial, we adhere to a philosophy of managing the duration of assets and related liabilities within predetermined tolerance levels. This philosophy is executed using duration targets for fixed income investments in addition to interest rate swaps, futures, forwards, caps, floors and swaptions to reduce the interest rate risk resulting from mismatches between existing assets and liabilities, and financial futures and other derivative instruments to hedge the interest rate risk of anticipated purchases and sales of investments and product sales to customers.

We pledge and receive collateral on certain types of derivative contracts. For futures and option contracts traded on exchanges, we have pledged securities and cash as margin deposits totaling $19 million as of December 31, 2009. For OTC derivative transactions including interest rate swaps, foreign currency swaps, interest rate caps, interest rate floors and CDS, master netting agreements are used. These agreements allow us to net payments due for transactions covered by the agreements and, when applicable, we are required to post collateral. As of December 31, 2009, we held cash of $209 million pledged by counterparties as collateral for OTC instruments; we pledged securities of $171 million as collateral to counterparties.

We performed a sensitivity analysis on OTC derivative collateral requirements by assuming a hypothetical reduction in our S&P insurance financial strength ratings from AA- to A and a 100 basis point decline in interest rates. The analysis indicated that we would have to post an estimated $327 million in additional collateral with 67.3% attributable to Allstate Financial. The selection of these hypothetical scenarios should not be construed as our prediction of future events, but only as an illustration of the estimated potential effect of such events. We also actively manage our counterparty credit risk exposure by monitoring the level of collateral posted by our counterparties with respect to our receivable positions.

To calculate the duration gap between assets and liabilities, we project asset and liability cash flows and calculate their net present value using a risk-free market interest rate adjusted for credit quality, sector attributes, liquidity and other specific risks. Duration is calculated by revaluing these cash flows at alternative interest rates and determining the percentage change in aggregate fair value. The cash flows used in this calculation include the expected maturity and repricing characteristics of our derivative financial instruments, all other financial instruments, and certain other items including unearned premiums, property-liability insurance claims and claims expense reserves, annuity liabilities and other interest-sensitive liabilities. The projections include assumptions (based upon historical market experience and our experience) that reflect the effect of changing interest rates on the prepayment, lapse, leverage and/or option features of instruments, where applicable. The preceding assumptions relate primarily to mortgage-backed securities, collateralized mortgage obligations, municipal housing bonds, callable municipal and corporate obligations, and fixed rate single and flexible premium deferred annuities. Additionally, the calculations include assumptions regarding the renewal of property-liability policies.

Based upon the information and assumptions used in the duration calculation, and interest rates in effect at December 31, 2009, we estimate that a 100 basis point immediate, parallel increase in interest rates ("rate shock") would decrease the net fair value of the assets and liabilities by $378 million, compared to $81 million at December 31, 2008. Reflected in the duration calculation are the effects of a program that uses options on Treasury futures to manage the Property-Liability interest rate risk exposures relative to duration targets, as well as a program that uses interest rate swaptions to manage the risk of a large rate increase. In calculating the impact of a 100 basis point increase on the value of the derivatives, we have assumed interest rate volatility remains constant. Based on the option on Treasury futures and swaption contracts in place at December 31, 2009, we would recognize realized capital gains totaling $433 million in the event of a 100 basis point immediate, parallel interest rate increase and $108 million in realized capital losses in the event of a 100 basis point immediate, parallel interest rate decrease on these derivatives. The selection of a 100 basis point immediate parallel change in interest rates should not be construed as our prediction of future market events, but only as an illustration of the potential effect of such an event. There are $8.12 billion of assets supporting life insurance products such as traditional and interest-sensitive life that are not financial instruments. These assets and the associated liabilities have not been included in the above estimate. The $8.12 billion of assets excluded from the calculation has increased from the $6.79 billion reported at December 31, 2008 as fixed income valuations have improved as a result of significant tightening of credit spreads. Based on assumptions described above, in the event of a 100 basis point immediate increase in interest rates, the assets supporting life insurance products would decrease in value by $459 million, compared to a decrease of $515 million at December 31, 2008.

To the extent that conditions differ from the assumptions we used in these calculations, duration and rate shock measures could be significantly impacted. Additionally, our calculations assume that the current relationship between short-term and long-term interest rates (the term structure of interest rates) will remain constant over time. As a result, these calculations may not fully capture the effect of non-parallel changes in the term structure of interest rates and/or large changes in interest rates.

Credit spread risk is the risk that we will incur a loss due to adverse changes in credit spreads ("spreads"). This risk arises from many of our primary activities, as we invest substantial funds in spread-sensitive fixed income assets.

We manage the spread risk in our assets. One of the measures used to quantify this exposure is spread duration. Spread duration measures the price sensitivity of the assets to changes in spreads. For example, if spreads increase 100 basis points, the fair value of an asset exhibiting a spread duration of 5 is expected to decrease in value by approximately 5%.

Spread duration is calculated similarly to interest rate duration. At December 31, 2009, the spread duration of Property-Liability assets was 5.02, compared to 5.46 at December 31, 2008 and the spread duration of Allstate Financial assets was 4.79, compared to 4.30 at December 31, 2008. Based upon the information and assumptions we use in this spread duration calculation, and spreads in effect at December 31, 2009, we estimate that a 100 basis point immediate, parallel increase in spreads across all asset classes, industry sectors and credit ratings ("spread shock") would decrease the net fair value of the assets by $3.85 billion, compared to $3.61 billion at December 31, 2008. Reflected in the duration calculation are the effects of our risk mitigation actions that use CDS to manage spread risk. Based on contracts in place at December 31, 2009, we would recognize realized capital gains totaling $47 million in the event of a 100 basis point immediate, parallel spread increase and $47 million in realized capital losses in the event of a 100 basis point immediate, parallel spread decrease. The selection of a 100 basis point immediate parallel change in spreads should not be construed as our prediction of future market events, but only as an illustration of the potential effect of such an event.

Equity price risk is the risk that we will incur losses due to adverse changes in the general levels of the equity markets. At December 31, 2009, we held $4.77 billion in common stocks and Exchange Traded Funds ("ETFs") and $3.86 billion in other securities with equity risk (including primarily convertible securities, limited partnership interests, non-redeemable preferred securities and equity-linked notes), compared to $2.54 billion and $3.65 billion, respectively, at December 31, 2008. 97.3% and 57.1% of these totals, respectively, represented assets of the Property-Liability operations at December 31, 2009, compared to 100.0% and 49.1%, respectively, at December 31, 2008. Additionally, we had 24,000 contracts in long Standard & Poor's 500 Composite Price Index ("S&P 500") puts at December 31, 2009 with a fair value of $50 million.

At December 31, 2009, our portfolio of common stocks and other securities with equity risk had a cash market portfolio beta of 0.73, compared to a beta of 0.66 at December 31, 2008. Beta represents a widely used methodology to describe, quantitatively, an investment's market risk characteristics relative to an index such as the S&P 500. Based on the beta analysis, we estimate that if the S&P 500 increases or decreases by 10%, the fair value of our equity investments will increase or decrease by 7.3%, respectively. Based upon the information and assumptions we used to calculate beta at December 31, 2009, including the effect of the S&P 500 puts, we estimate that an immediate decrease in the S&P 500 of 10% would decrease the net fair value of our equity investments identified above by $605 million, compared to $343 million at December 31, 2008, and an immediate increase in the S&P 500 of 10% would increase the net fair value by $615 million compared to $368 million at December 31, 2008. In calculating the impact of a 10% S&P index perturbation on the value of the puts, we have assumed index volatility remains constant. Based on the S&P 500 index put options in place at December 31, 2009, we would recognize losses totaling $17 million in the event of a 10% increase in the S&P 500 index and $27 million in gains in the event of a 10% decrease. The selection of a 10% immediate decrease or increase in the S&P 500 should not be construed as our prediction of future market events, but only as an illustration of the potential effect of such an event.

The beta of our common stocks and other securities with equity risk was determined using Barra's predictive beta. This beta is based on a company's fundamental data. The illustrations noted above may not reflect our actual experience if the future composition of the portfolio (hence its beta) and correlation relationships differ from the historical relationships.

At December 31, 2009 and 2008, we had separate accounts assets related to variable annuity and variable life contracts with account values totaling $9.07 billion and $8.24 billion, respectively. Equity risk exists for contract charges based on separate account balances and guarantees for death and/or income benefits provided by our variable products. In 2006, we disposed of substantially all of the variable annuity business through reinsurance agreements with Prudential and therefore mitigated this aspect of our risk. Equity risk for our variable life business relates to contract charges and policyholder benefits. Total variable life contract charges for 2009 and 2008 were $85 million and $95 million, respectively. Separate account liabilities related to variable life contracts were $708 million and $561 million in December 31, 2009 and 2008, respectively.

At December 31, 2009 and 2008 we had $4.47 billion and $4.11 billion, respectively, in equity-indexed annuity liabilities that provide customers with interest crediting rates based on the performance of the S&P 500. We hedge the risk associated with these liabilities using equity-indexed options and futures, interest rate swaps, and eurodollar futures, maintaining risk within specified value-at-risk limits.

Foreign currency exchange rate risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. This risk primarily arises from our foreign equity investments, including real estate funds and private equity funds, and our Canadian operations. We also have certain funding agreement programs and fixed income securities that are denominated in foreign currencies; however, derivatives are used to hedge the foreign currency risk of these funding agreements and approximately 82% of the fixed income securities. At both December 31, 2009 and 2008, we had $713 million in funding agreements denominated in foreign currencies.

At December 31, 2009, we had $1.38 billion in foreign currency denominated equity investments, $686 million net investment in our foreign subsidiaries, and $148 million in unhedged non-dollar pay fixed income securities. These amounts were $593 million, $482 million, and $103 million, respectively, at December 31, 2008. 88.2% of the foreign currency exposure is in the Property-Liability business.

Based upon the information and assumptions used at December 31, 2009, we estimate that a 10% immediate unfavorable change in each of the foreign currency exchange rates to which we are exposed to would decrease the value of our foreign currency denominated instruments by $222 million, compared with an estimated $118 million decrease at December 31, 2008. The selection of a 10% immediate decrease in all currency exchange rates should not be construed as our prediction of future market events, but only as an illustration of the potential effect of such an event. Our currency exposure is diversified across 39 currencies at December 31, 2009, compared to 38 currencies at December 31, 2008. Our largest individual foreign currency exposures at December 31, 2009 were to the Canadian dollar (35.5%) and the Euro (22.9%). The largest individual foreign currency exposures at December 31, 2008 were to the Canadian dollar (43.2%) and the Euro (19.2%). Our primary regional exposure is to Western Europe, with 40.5% at December 31, 2009, compared to 33.2% at December 31, 2008.

The modeling technique we use to report our currency exposure does not take into account correlation among foreign currency exchange rates. Even though we believe it is very unlikely that all of the foreign currency exchange rates that we are exposed to would simultaneously decrease by 10%, we nonetheless stress test our portfolio under this and other hypothetical extreme adverse market scenarios. Our actual experience may differ from these results because of assumptions we have used or because significant liquidity and market events could occur that we did not foresee.

Commodity price risk is the risk that we will incur economic losses due to adverse changes in the prices of commodities. This risk arises from commodity linked investments, such as the Dow Jones AIG Commodity Index and Goldman Sachs Commodity Index which is a broad based, oil dominated index. At December 31, 2009 and 2008, we had no exposure to the indices.

PENSION PLANS

We have defined benefit pension plans, which cover most full-time and certain part-time employees and employee-agents. See Note 16 of the consolidated financial statements for a complete discussion of these plans and their effect on the consolidated financial statements. The pension and other postretirement plans may be amended or terminated at any time. Any revisions could result in significant changes to our obligations and our obligation to fund the plans.

We report unrecognized pension and other postretirement benefit cost in the Consolidated Statements of Financial Position as a component of accumulated other comprehensive income in shareholders' equity. It represents differences between the fair value of plan assets and the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for other postretirement plans that have not yet been recognized as a component of net periodic cost. The measurement of the unrecognized pension and other postretirement benefit cost can vary based upon the fluctuations in the fair value of the plan assets and the actuarial assumptions used for the plans as discussed below. The unrecognized pension and other postretirement benefit cost at December 31, 2009 was $1.28 billion, an increase of $214 million from $1.07 billion at December 31, 2008. The increase was the result of a decrease in the discount rate used to value liabilities partially offset by increases in the value of plan assets. As of December 31, 2009 and 2008, each of our qualified pension plans had projected benefit obligations that exceeded plan assets.

The market-related value component of expected returns recognizes plan losses and gains on equity securities over a five-year period, which we believe is consistent with the long-term nature of pension obligations. As a result, the effect of changes in fair value of equity securities on our net periodic pension cost may be experienced in periods subsequent to those in which the fluctuations actually occur.

Net periodic pension cost in 2010 is estimated to be $348 million based on current assumptions, including settlement charges. This represents an increase compared to 2009 expense due to the effect of equity losses during the 2008 fiscal year and the decrease in discount rates experienced at the end of 2009. Net periodic pension cost decreased in 2009 due to the increase in discount rate for each pension plan, which resulted in lower amortization of net actuarial loss. Net periodic pension cost decreased in 2008 principally due to lower service cost, higher expected returns on plan assets, and lower amortization of net actuarial loss due to higher plan asset values. In 2008 and 2007, net pension cost included non-cash settlement charges primarily resulting from lump sum distributions made to agents. Additional settlement charges occurred during 2009, 2008 and 2007 also related to the Supplemental Retirement Income Plan as a result of lump sum payments made from the plan. Settlement charges are likely to continue for some period in the future as we settle our remaining agent pension obligations by making lump sum distributions to agents.

Amounts recorded for pension cost and accumulated other comprehensive income are significantly affected by fluctuations in the returns on plan assets and the amortization of unrecognized actuarial gains and losses. Plan assets sustained net losses in prior periods primarily due to declines in equity and credit markets. These asset losses, combined with all other unrecognized actuarial gains and losses, resulted in amortization of net actuarial loss (and additional net periodic pension cost) of $15 million in 2009 and $37 million in 2008. We anticipate that the unrealized loss for our pension plans will exceed 10% of the greater of the projected benefit obligations or the market-related value of assets in 2011 and into the foreseeable future, resulting in additional amortization and net periodic pension cost.

Amounts recorded for net periodic pension cost and accumulated other comprehensive income are also significantly affected by changes in the assumptions used to determine the weighted average discount rate and the expected long-term rate of return on plan assets. The weighted average discount rate is based on rates at which expected pension benefits attributable to past employee service could effectively be settled on a present value basis at the measurement date. We develop the assumed weighted average discount rate by utilizing the weighted average yield of a theoretical dedicated portfolio derived from bonds available in the Barclays corporate bond universe having ratings of at least "AA" by S&P or at least "Aa" by Moody's on the measurement date with cash flows that match expected plan benefit requirements. Significant changes in discount rates, such as those caused by changes in the credit spreads, yield curve, the mix of bonds available in the market, the duration of selected bonds and expected benefit payments, may result in volatility in pension cost and accumulated other comprehensive income.

Holding other assumptions constant, a hypothetical decrease of 100 basis points in the weighted average discount rate would result in an increase of $43 million in net periodic pension cost and a $373 million increase in the unrecognized pension and other postretirement benefit cost liability of our pension plans recorded as accumulated other comprehensive income as of December 31, 2009, compared to an increase of $37 million in net periodic pension cost and a $314 million increase in the unrecognized pension and other postretirement benefit cost liability as of December 31, 2008. A hypothetical increase of 100 basis points in the weighted average discount rate would decrease net periodic pension cost by $38 million and would decrease the unrecognized pension and other postretirement benefit cost liability of our pension plans recorded as accumulated other comprehensive income by $317 million as of December 31, 2009, compared to a decrease in net periodic pension cost of $8 million and a $267 million decrease in the unrecognized pension and other postretirement benefit cost liability of our pension plans recorded as accumulated other comprehensive income as of December 31, 2008. This non-symmetrical range results from the non-linear relationship between discount rates and pension obligations, and changes in the amortization of unrealized net actuarial gains and losses.

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on plan assets. While this rate reflects long-term assumptions and is consistent with long-term historical returns, sustained changes in the market or changes in the mix of plan assets may lead to revisions in the assumed long-term rate of return on plan assets that may result in variability of pension cost. Differences between the actual return on plan assets and the expected long-term rate of return on plan assets are a component of unrecognized gains or losses, which may be amortized as a component of net actuarial gains and losses and recorded in accumulated other comprehensive income. As a result, the effect of changes in fair value on our pension cost may be experienced in results of operations in periods subsequent to those in which the fluctuations actually occur.

Holding other assumptions constant, a hypothetical decrease of 100 basis points in the expected long-term rate of return on plan assets would result in an increase of $39 million in pension cost at December 31, 2009, compared to $48 million at December 31, 2008. A hypothetical increase of 100 basis points in the expected long-term rate of return on plan assets would result in a decrease in net periodic pension cost of $39 million at December 31, 2009, compared to $48 million at December 31, 2008.

We target funding levels that do not restrict the payment of plan benefits in our domestic plans and were within our targeted range as of December 31, 2009. In 2009, we contributed $526 million to our pension plans, including $91 million of contributions as discussed below. We expect to contribute $340 million for the 2010 plan year to maintain the plans' funded status. This estimate could change significantly following either a dramatic improvement or decline in investment markets.

In 2009, we became aware of allegations that some employees responsible for trading equity securities in certain portfolios of two AIC defined benefit pension plans and certain portfolios of AIC and an AIC subsidiary may have timed the execution of certain trades in order to enhance their individual performance under incentive compensation plans, without regard to whether such timing adversely impacted the actual investment performance of the portfolios.

We retained outside counsel, who in turn engaged an independent economic consulting firm to conduct a review and assist us in understanding the facts surrounding, and the potential implications of, the alleged timing of these trades for the period from June 2003 to May 2009. The consulting firm reported that it was unable to determine from our records the precise amounts by which portfolio performance might have been adversely impacted during that period. Accordingly, the economic consultant applied economic modeling techniques and assumptions reasonably designed to estimate the potential adverse impact on the pension plans and the company accounts, taking into account, among other things, the distinctions between the pension plans and the company portfolios.

Based on their work, the economic consultants estimated that the performance of the pension plans' portfolios could have been adversely impacted by approximately $91 million (including interest) and that the performance of the company portfolios could have been adversely impacted by approximately $116 million (including interest) in the aggregate over the six-year period under review. We believe that our financial statements and those for the pension plans properly reflected the portfolios' actual investment performance results during the entire period that was reviewed.

In December 2009, based on the economic consultant's modeled estimates, we paid an aggregate of $91 million into the two defined benefit pension plans. These payments had no material impact on our reported earnings or shareholders' equity, but reduced our assets, operating cash flows, and unfunded pension liability to the plans. At December 31, 2009, our total assets, operating cash flows and shareholders' equity were $132.65 billion, $4.30 billion and $16.69 billion, respectively. At all times during this period, the plans were adequately funded pursuant to applicable regulatory and actuarial requirements. As a result of these additional funds in the plans, our future contributions to the plans, based on actuarial analysis, may be reduced. Using the economic consultant's calculation of the potential adverse impact on the portfolios, we currently estimate that the additional compensation paid to all the employees working in the affected group was approximately $1.2 million over the six-year period as a result of these activities. In late 2009, we retained an independent investment firm to conduct portfolio management and trading activity for the specific portfolios impacted by these activities. We have reported this matter to the U.S. Department of Labor and the U.S. Securities and Exchange Commission and have advised both agencies that we will respond to any questions they might have.

DEFERRED TAXES

We evaluate whether a valuation allowance for our deferred tax assets is required each reporting period. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized. In determining whether a valuation allowance is needed, all available evidence is considered. This includes the potential for capital and ordinary loss carryback, future reversals of existing taxable temporary differences, tax planning strategies that we may employ to avoid a tax benefit from expiring unused and future taxable income exclusive of reversing temporary differences.

With respect to our evaluation of the need for a valuation allowance related to the deferred tax asset on capital losses that have been realized but have not yet been recognized for tax purposes, we utilize prudent and feasible tax planning strategies that optimize the ability to carry back capital losses as well as the ability to offset future capital losses with unrealized capital gains that could be recognized for tax purposes. We have remaining capital loss carryback capacity of $1.47 billion and $465 million from 2007 and 2009, respectively.

With respect to our evaluation of the need for a valuation allowance related to the deferred tax asset on unrealized capital losses on fixed income and equity securities, our tax planning strategies first consider the availability of unrealized capital gains to offset future capital losses and then we rely on our assertion that we have the intent and ability to hold certain securities with unrealized losses to recovery. As a result, the unrealized losses on these securities would not be expected to materialize and no valuation allowance on the associated deferred tax asset is needed.

The total deferred tax valuation allowance was $11 million at December 31, 2009, $6 million at both September 30, 2009 and June 30, 2009, $379 million at March 31, 2009 and $49 million at December 31, 2008. The following table shows how changes in the valuation allowance were recorded in the consolidated financial statements in 2009.

($ in millions)		Adjustments recorded in the three months ended March 31, 2009		Adjustments recorded in the nine months ended December 31, 2009				
				Impact of adoption of new OTTI accounting guidance as of April 1, 2009				
	Balance as of December 31, 2008	Decrease to income	Decrease (increase) to other comprehensive income	Increase in retained income	Increase in other comprehensive income	Increase to income	Increase to other comprehensive income	Balance as of December 31, 2009
Property-Liability	$ 38	$ 112	$ 79	$ (111)	$ (32)	$ (4)	$ (78)	$ 4
Allstate Financial	11	142	(3)	(142)	–	–	(1)	7
Total	$ 49	$ 254	$ 76	$ (253)	$ (32)	$ (4)	$ (79)	$ 11

Income tax expense for the year ended December 31, 2009 includes expense of $254 million attributable to an increase in the valuation allowance relating to the deferred tax asset on capital losses recorded in the first quarter of 2009. Of the $254 million, $142 million was attributable to Allstate Financial and was primarily related to other-than-temporary impairment write-downs that were not deductible for tax purposes as of March 31, 2009. $112 million was attributable to Property-Liability and was primarily related to unrealized losses on equity securities as of December 31, 2008 for which we were unable to demonstrate a tax planning offset with future capital gains as of March 31, 2009. This valuation allowance was released in connection with the adoption of new OTTI accounting guidance on April 1, 2009; however, the release was recorded as an increase to retained income and therefore did not reverse the amount recorded in income tax expense. The release of the valuation allowance is related to the reclassification of previously recorded other-than-temporary impairment write-downs from retained income to unrealized capital losses.

CAPITAL RESOURCES AND LIQUIDITY 2009 HIGHLIGHTS

- Shareholders' equity as of December 31, 2009 was $16.69 billion, an increase of 32.0% from $12.64 billion as of December 31, 2008.
- Deployable cash and investments at the parent holding company level totaled $3.07 billion at December 31, 2009 compared to $3.64 billion at December 31, 2008.
- As of December 31, 2009, AIC statutory surplus is approximately $15.03 billion compared to $13.02 billion at December 31, 2008. These amounts include ALIC's statutory surplus of approximately $3.47 billion at December 31, 2009, compared to $3.25 billion at December 31, 2008.
- At December 31, 2009, we held 35.3% of our total consolidated cash and investment portfolio, or $35.50 billion, in cash and liquid investments that are saleable within one quarter without significant additional net realized capital losses.
- On January 2, 2009, we paid a quarterly shareholder dividend of $0.41. On April 1, 2009, July 1, 2009 and October 1, 2009, we paid a quarterly shareholder dividend of $0.20, respectively. On November 10, 2009, we declared a quarterly shareholder dividend of $0.20 payable on January 5, 2010. On February 23, 2010, we declared a quarterly shareholder dividend of $0.20 payable on April 1, 2010.

CAPITAL RESOURCES AND LIQUIDITY

Capital resources consist of shareholders' equity and debt, representing funds deployed or available to be deployed to support business operations or for general corporate purposes. The following table summarizes our capital resources at December 31.

($ in millions)	**2009**	**2008**	**2007**
Common stock, retained income and other shareholders' equity items	$ 18,798	$ 17,442	$ 21,228
Accumulated other comprehensive (loss) income	(2,106)	(4,801)	623
Total shareholders' equity	16,692	12,641	21,851
Debt	5,910	5,659	5,640
Total capital resources	$ 22,602	$ 18,300	$ 27,491
Ratio of debt to shareholders' equity	35.4%	44.8%	25.8%
Ratio of debt to capital resources	26.1%	30.9%	20.5%

Shareholders' equity increased in 2009, due primarily to decreases in unrealized net capital losses on investments and net income, partially offset by dividends paid to shareholders. Shareholders' equity decreased in 2008, due to unrealized net capital losses on investments, net loss, share repurchases, dividends paid to shareholders and an increase in the unrecognized pension and other postretirement benefit cost. The decrease to shareholders' equity resulting from the increase in the unrecognized pension and other postretirement benefit cost in 2008 was the result of unfavorable investment returns partially offset by the effects of higher discount rates. The change to the unrecognized pension and other postretirement benefit cost had an impact on shareholders' equity of $822 million unfavorable for pension, and $98 million favorable for other post employment benefits ("OPEB").

On January 2, 2009, we paid a quarterly shareholder dividend of $0.41. On April 1, 2009, July 1, 2009 and October 1, 2009, we paid a quarterly shareholder dividend of $0.20, respectively. On November 10, 2009, we declared a quarterly shareholder dividend of $0.20 payable on January 5, 2010. On February 23, 2010, we declared a quarterly shareholder dividend of $0.20 payable on April 1, 2010.

Debt increased $251 million in 2009 compared to December 31, 2008 and $19 million in 2008 compared to December 31, 2007 due to net increases in long-term debt. In May 2009, we issued $300 million of 6.20% Senior Notes due 2014 and $700 million of 7.45% Senior Notes due 2019, utilizing the registration statement filed with the Securities and Exchange Commission on May 8, 2009. The proceeds of this issuance were used for general corporate purposes, and to facilitate the repayment of the $750 million of 7.20% Senior Notes that matured on December 1, 2009. Except for $42 million in long-term debt related to the synthetic leases scheduled to mature in 2011, we do not have any required principal payments until 2012 when the $350 million of 6.125% Senior Notes is due. For further information on debt issuances, see Note 11 of the consolidated financial statements.

At December 31, 2009 and 2008, there were no outstanding commercial paper borrowings.

Share repurchases We suspended our $2.00 billion share repurchase program in October, 2008 and did not complete it by the target date of March 31, 2009. No shares were repurchased under the program subsequent to October 2008. The share repurchase authorization expired on March 31, 2009 and no new share repurchase program has been authorized.

Since 1995, we have acquired 457 million shares of our common stock at a cost of $19.09 billion, primarily as part of various stock repurchase programs. We have reissued 95 million shares since 1995, primarily associated with our equity incentive plans, the 1999 acquisition of American Heritage Life Investment Corporation and the 2001 redemption of certain mandatorily redeemable preferred securities.

Since 1995, the impact of total shares outstanding has been a net reduction of 359 million shares or 40.1%, primarily due to our repurchase programs.

Financial ratings and strength The following table summarizes our debt, commercial paper and insurance financial strength ratings at December 31, 2009.

	Moody's	Standard & Poor's	A.M. Best
The Allstate Corporation (senior long-term debt)	A3	A-	a-
The Allstate Corporation (commercial paper)	P-2	A-2	AMB-1
Allstate Insurance Company (insurance financial strength)	Aa3	AA-	A+
Allstate Life Insurance Company (insurance financial strength)	A1	AA-	A+

Our ratings are influenced by many factors including our operating and financial performance, asset quality, liquidity, asset/liability management, overall portfolio mix, financial leverage (i.e., debt), exposure to risks such as catastrophes and the current level of operating leverage.

On November 20, 2009, A.M. Best affirmed The Allstate Corporation's debt rating of a- as well as the A+ financial strength ratings of AIC and ALIC. The outlook for ALIC was revised to negative from stable while the outlook for The Allstate Corporation and AIC remained stable. On November 23, 2009, S&P affirmed The Allstate Corporation's debt rating of A- as well as the AA- financial strength ratings of AIC and ALIC. The outlook for all S&P ratings remained negative. On January 29, 2009, S&P downgraded the rating for The Allstate Corporation to A- from A+, the financial strength ratings for AIC and ALIC to AA- from AA, and the commercial paper rating of The Allstate Corporation to A-2 from A-1. On November 5, 2009, Moody's affirmed The Allstate Corporation's debt rating of A3, AIC's financial strength rating of Aa3 and ALIC's financial strength rating of A1. The outlook for the Moody's ratings remained stable. On January 29, 2009, Moody's downgraded the rating for The Allstate Corporation to A3 from A2, the financial strength rating of AIC to Aa3 from Aa2, the financial strength rating of ALIC to A1 from Aa3, and the commercial paper rating of The Allstate Corporation to P-2 from P-1.

We have distinct and separately capitalized groups of subsidiaries licensed to sell property and casualty insurance in New Jersey and Florida that maintain separate group ratings. The ratings of these groups are influenced by the risks that relate specifically to each group. Many mortgage companies require property owners to have insurance from an insurance carrier with a secure financial strength rating from an accredited rating agency. On December 22, 2009, A.M. Best affirmed the ratings of A- for Allstate New Jersey Insurance Company and Encompass Insurance Company of New Jersey, which write auto and homeowners insurance. Allstate New Jersey Insurance Company also has a Financial Stability Rating® of A" from Demotech. The outlook for these ratings is stable. On July 7, 2009, A.M. Best downgraded the financial strength ratings for the Castle Key Insurance Company and its subsidiaries (which underwrites personal lines property insurance in Florida) to B- from B+. The outlook for the ratings of Castle Key Insurance Company and its subsidiaries remain negative. On June 17, 2009, Demotech affirmed its Financial Stability Ratings® of A' for Castle Key Insurance Company and its subsidiaries.

ALIC, AIC and the Corporation are party to the Amended and Restated Intercompany Liquidity Agreement ("Liquidity Agreement") which allows for short-term advances of funds to be made between parties for liquidity and other general corporate purposes. The Liquidity Agreement does not establish a commitment to advance funds on the part of any party. ALIC and AIC each serve as a lender and borrower and the Corporation serves only as a lender. AIC also has a capital support agreement with ALIC. Under the capital support agreement, AIC is committed to provide capital to ALIC to maintain an adequate capital level. The maximum amount of potential funding under each of these agreements is $1.00 billion. On June 16, 2009, the Corporation advanced $750 million to AIC under the Liquidity Agreement to facilitate investing activity. This amount was repaid on December 1, 2009 to provide funds for the Corporation to repay the $750 million of 7.20% Senior Notes that matured on December 1, 2009.

In addition to the Liquidity Agreement, the Corporation also has an intercompany loan agreement with certain of its subsidiaries, which include, but are not limited to, AIC and ALIC. The amount of intercompany loans available to the Corporation's subsidiaries is at the discretion of the Corporation. The maximum amount of loans the Corporation will have outstanding to all its eligible subsidiaries at any given point in time is limited to $1.00 billion. The Corporation may use commercial paper borrowings, bank lines of credit and repurchase agreements to fund intercompany borrowings.

Allstate's domestic property-liability and life insurance subsidiaries prepare their statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. Statutory surplus is a measure that is often used as a basis for determining dividend paying capacity, operating leverage and premium growth capacity, and it is also reviewed by rating agencies in determining their ratings. As of December 31, 2009, AIC's statutory surplus is approximately $15.03 billion compared to $13.02 billion at December 31, 2008. These amounts include ALIC's statutory surplus of approximately $3.47 billion at December 31, 2009, compared to $3.25 billion at December 31, 2008.

The ratio of net premiums written to statutory surplus is a common measure of operating leverage used in the property-casualty insurance industry and serves as an indicator of a company's premium growth capacity. Ratios in excess of 3 to 1 are typically considered outside the usual range by insurance regulators and rating agencies. AIC's premium to surplus ratio was 1.7x on December 31, 2009 compared to 2.0x in the prior year.

State laws specify regulatory actions if an insurer's risk-based capital ("RBC"), a measure of an insurer's solvency, falls below certain levels. The NAIC has a standard formula for annually assessing RBC. The formula for calculating RBC for property-liability companies takes into account asset and credit risks but places more emphasis on underwriting factors for reserving and pricing. The formula for calculating RBC for life insurance companies takes into account factors relating to insurance, business, asset and interest rate risks. At December 31, 2009, the RBC for each of our domestic insurance companies was within the range that we target.

The NAIC has also developed a set of financial relationships or tests known as the Insurance Regulatory Information System to assist state regulators in monitoring the financial condition of insurance companies and identifying companies that require special attention or actions by insurance regulatory authorities. The NAIC analyzes financial data provided by insurance companies using prescribed ratios, each with defined "usual ranges". Generally, regulators will begin to monitor an insurance company if its ratios fall outside the usual ranges for four or more of the ratios. If an insurance company has insufficient capital, regulators may act to reduce the amount of insurance it can issue. The ratios of our domestic insurance companies are within these ranges.

Liquidity sources and uses Our potential sources of funds principally include activities shown in the following table.

	Property-Liability	Allstate Financial	Corporate and Other
Receipt of insurance premiums	X	X	
Allstate Financial contractholder fund deposits		X	
Reinsurance recoveries	X	X	
Receipts of principal, interest and dividends on investments	X	X	X
Sales of investments	X	X	X
Funds from investment repurchase agreements, securities lending, commercial paper and line of credit agreements	X	X	X
Intercompany loans	X	X	X
Capital contributions from parent	X	X	
Dividends from subsidiaries	X		X
Tax refunds/settlements	X	X	X
Funds from periodic issuance of additional securities			X
Funds from the settlement of our benefit plans			X

Our potential uses of funds principally include activities shown in the following table.

	Property-Liability	Allstate Financial	Corporate and Other
Payment of claims and related expenses	X		
Payment of contract benefits, maturities, surrenders and withdrawals		X	
Reinsurance cessions and payments	X	X	
Operating costs and expenses	X	X	X
Purchase of investments	X	X	X
Repayment of investment repurchase agreements, securities lending, commercial paper and line of credit agreements	X	X	X
Payment or repayment of intercompany loans	X	X	X
Capital contributions to subsidiaries	X		X
Dividends to shareholders/parent company	X	X	X
Tax payments/settlements	X	X	
Share repurchases			X
Debt service expenses and repayment	X	X	X
Settlement payments of employee and agent benefit plans	X	X	X

We actively manage our financial position and liquidity levels in light of changing market, economic, and business conditions. Liquidity is managed at both the entity and enterprise level across the Company, and is assessed on both base and stressed level liquidity needs. We believe we have sufficient liquidity to meet these needs, with $35.50 billion of cash and liquid investments saleable within 90 days without generating significant additional capital losses (35.3% of the total cash and investment portfolio). We expect $10.38 billion of investment portfolio cashflows from maturities, calls, and interest receipts over the next 12 months. Additionally, we have existing intercompany agreements in place that facilitate liquidity management across the Company to enhance flexibility.

Parent company capital capacity At the parent holding company level, we have deployable cash and investments totaling $3.07 billion as of December 31, 2009. These assets include liquid cash and investments that are generally saleable within one quarter totaling $2.64 billion. The substantial earnings capacity of the operating subsidiaries is the primary source of capital generation for the Corporation. In 2010, AIC will have the capacity to pay dividends currently estimated at $1.50 billion without prior regulatory approval. We do not anticipate that ALIC will pay dividends to AIC in 2010. In addition, we have access to $1.00 billion of funds from either commercial paper issuance or an unsecured revolving credit facility. This provides funds for the parent company's relatively low fixed charges.

In March 2009, the Corporation and AIC completed a previously approved capital contribution of $250 million of cash to ALIC. This capital contribution was funded by a dividend of $250 million paid to the Corporation in cash by Kennett Capital Holdings, LLC, a wholly owned subsidiary of the Corporation. In December 2009, AIC made a capital contribution to ALIC in the form of non-cash assets in the amount of $448 million. Pursuant to authority granted by its board in December 2009, AIC may make approximately $300 million in additional funds available to ALIC on or before March 1, 2010 by making capital contributions in cash or securities or by purchasing surplus notes or other securities from ALIC.

The Corporation has access to additional borrowing to support liquidity as follows:

- A commercial paper facility with a borrowing limit of $1.00 billion to cover short-term cash needs. As of December 31, 2009, there were no balances outstanding and therefore the remaining borrowing capacity was $1.00 billion; however, the outstanding balance can fluctuate daily.
- Our primary credit facility is available for short-term liquidity requirements and backs our commercial paper facility. Our $1.00 billion unsecured revolving credit facility has an initial term of five years expiring in 2012 with two optional one-year extensions that can be exercised at the end of any of the remaining anniversary years of the facility upon approval of existing or replacement lenders providing more than two-thirds of the commitments to lend. The program is fully subscribed among 11 lenders with the largest commitment being $185 million. The commitments of the lenders are several and no lender is responsible for any other lender's commitment if such lender fails to make a loan under the facility. This facility contains an increase provision that would allow up to an additional $500 million of borrowing provided the increased portion could be fully syndicated at a later date among existing or new lenders. This facility has a financial covenant requiring that we not exceed a 37.5% debt to capital resources ratio as defined in the agreement. This ratio at December 31, 2009 was 19.9%. Although the right to borrow under the facility is not subject to a minimum rating requirement, the costs of maintaining the facility and borrowing under it are based on the ratings of our senior, unsecured, nonguaranteed long-term debt. There were no borrowings under the credit facility during 2009. The total amount outstanding at any point in time under the combination of the commercial paper program and the credit facility cannot exceed the amount that can be borrowed under the credit facility.
- A universal shelf registration statement was filed with the Securities and Exchange Commission on May 8, 2009. We can use our current shelf registration to issue an unspecified amount of debt securities, common stock (including 363 million shares of treasury stock as of December 31, 2009), preferred stock, depositary shares, warrants, stock purchase contracts, stock purchase units and securities of trust subsidiaries. The specific terms of any securities we issue under this registration statement will be provided in the applicable prospectus supplements.

Liquidity exposure Contractholder funds as of December 31, 2009 were $52.58 billion. The following table summarizes contractholder funds by their contractual withdrawal provisions at December 31, 2009.

($ in millions)		Percent to total
Not subject to discretionary withdrawal	$ 8,916	17.0%
Subject to discretionary withdrawal with adjustments:		
Specified surrender charges [1]	22,341	42.5
Market value adjustments [2]	9,019	17.1
Subject to discretionary withdrawal without adjustments [3]	12,306	23.4
Total contractholder funds [4]	$ 52,582	100.0%

[1] Includes $10.61 billion of liabilities with a contractual surrender charge of less than 5% of the account balance.
[2] $7.52 billion of the contracts with market value adjusted surrenders have a 30-45 day period at the end of their initial and subsequent interest rate guarantee periods (which are typically 5 or 6 years) during which there is no surrender charge or market value adjustment.
[3] 98% of these contracts have a minimum interest crediting rate guarantee of 3% or higher.
[4] Includes $1.32 billion of contractholder funds on variable annuities reinsured to Prudential effective June 1, 2006.

While we are able to quantify remaining scheduled maturities for our institutional products anticipating retail product surrenders is less precise. Retail life and annuity products may be surrendered by customers for a variety of reasons. Reasons unique to individual customers include a current or unexpected need for cash or a change in life insurance coverage needs. Other key factors that may impact the likelihood of customer surrender include the level of the contract surrender charge, the length of time the contract has been in force, distribution channel, market interest rates, equity market conditions and potential tax implications. In addition, the propensity for retail life insurance policies to lapse is lower than it is for fixed annuities because of the need for the insured to be re-underwritten upon policy replacement. Surrenders and partial withdrawals for our retail annuities decreased 7.8% in 2009 compared to 2008. The annualized surrender and partial withdrawal rate on deferred annuities, interest-sensitive life insurance and Allstate Bank products, based on the beginning of year contractholder funds, was 11.8% and 12.2% in 2009 and 2008, respectively. The annualized surrender and partial withdrawal rate on deferred fixed annuities was 11.0% in 2009 compared to 11.8% in 2008. Allstate Financial strives to promptly pay customers who request cash surrenders, however, statutory regulations generally provide up to six months in most states to fulfill surrender requests.

Our institutional products are primarily funding agreements backing medium-term notes. As of December 31, 2009, total institutional products outstanding were $4.35 billion. The following table presents the remaining scheduled maturities for our institutional products outstanding as of December 31, 2009.

($ in millions)	
2010	$ 1,715
2011	760
2012	40
2013	1,750
2016	85
	$ 4,350

Our asset-liability management practices limit the differences between the cash flows generated by our investment portfolio and the expected cash flow requirements of our life insurance, annuity and institutional product obligations.

Certain remote events and circumstances could constrain our liquidity. Those events and circumstances include, for example, a catastrophe resulting in extraordinary losses, a downgrade in our long-term debt rating of A3, A- and a- (from Moody's, S&P and A.M. Best, respectively) to non-investment grade status of below Baa3/BBB-/bb, a downgrade in AIC's financial strength rating from Aa3, AA- and A+ (from Moody's, S&P and A.M. Best, respectively) to below Baa2/BBB/A-, or a downgrade in ALIC's financial strength ratings from A1, AA- and A+ (from Moody's, S&P and A.M. Best, respectively) to below A1/AA-/A. The rating agencies also consider the interdependence of our individually rated entities, therefore, a rating change in one entity could potentially affect the ratings of other related entities.

The following table summarizes consolidated cash flow activities by business segment.

($ in millions)	Property-Liability [1]			Allstate Financial [1]			Corporate and Other [1]			Consolidated		
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
Net cash provided by (used in):												
Operating activities	$ 2,183	$ 1,746	$ 2,421	$ 2,196	$ 2,203	$ 2,930	$ (78)	$ (39)	$ 82	$ 4,301	$ 3,910	$ 5,433
Investing activities	(1,919)	2,012	1,255	4,755	2,779	266	604	(1,003)	(1,636)	3,440	3,788	(115)
Financing activities	(6)	(16)	66	(7,246)	(5,510)	(1,997)	(292)	(2,179)	(3,408)	(7,544)	(7,705)	(5,339)
Net increase (decrease) in consolidated cash										$ 197	$ (7)	$ (21)

[1] Business unit cash flows reflect the elimination of intersegment dividends, contributions and borrowings.

Property-Liability Higher cash provided by operating activities for Property-Liability in 2009 compared to 2008 was primarily due to income tax refunds in 2009 compared to tax payments in 2008 and lower claim payments. Lower cash provided by operating activities for Property-Liability in 2008 compared to 2007 was primarily due to higher claim payments resulting from 2008 catastrophe losses and lower investment income.

Cash used in investing activities in 2009 compared to cash provided by investing activities in 2008 was primarily due to increased net purchases of fixed income and equity securities, partially offset by net change in short-term investments. Cash flows provided by investing activities increased in 2008 compared to 2007 was primarily due to decreased purchases of fixed income securities, partially offset by increases in equity securities purchases, lower sales of fixed income securities, and net change in short-term investments.

Lower cash flows used in financing activities in 2009 compared to 2008 was primarily due to lower tax benefits of share based compensation arrangements in 2009. Cash used in financing activities in 2008 compared to cash provided by in 2007 was primarily due to decreased tax benefits of share based compensation arrangements in 2008.

There were no dividends paid by AIC to its parent, the Corporation, in 2009. In 2008 and 2007, cash flows were impacted by dividends paid by AIC to its parent, the Corporation, totaling $3.40 billion and $4.92 billion, respectively. Cash flows were also impacted by capital contributions paid by AIC to ALIC totaling $250 million in 2009. In 2008, cash flows were also impacted by capital contributions paid by the Corporation to AIC totaling $1.00 billion and capital contributions paid by AIC to ALIC totaling $1.41 billion. There were no capital contributions to ALIC in 2007. Allstate Financial paid dividends to AIC and the Corporation totaling $742 million in 2007.

Allstate Financial Operating cash flows for Allstate Financial in 2009 were consistent with 2008 as higher income tax refunds and lower expenses were offset by lower net investment income. The increase in income tax refunds received in 2009 was related to the carryback of 2008 ordinary losses to prior tax years. Lower operating cash flows for Allstate Financial in 2008 compared to 2007 were primarily related to a decrease in investment income and lower premiums, partially offset by income tax refunds in 2008 compared to 2007.

Higher cash flows provided by investing activities in 2009 compared to 2008 were primarily due to reductions of short-term investments to fund reductions in contractholder fund liabilities. Cash flows provided by investing activities increased in 2008 compared to 2007, primarily due to decreased purchases of fixed income securities and mortgage loans, partially offset by lower investment collections and net change in short-term investments.

Higher cash flows used in financing activities in 2009 compared to 2008 were primarily due to the absence of issuances of institutional products in 2009 compared to $4.16 billion in 2008 and lower deposits on fixed annuities, partially offset by lower maturities and retirements of institutional products. Higher cash flows used in financing activities in 2008 compared to 2007 were primarily due to higher maturities and retirements of institutional products, partially offset by higher contractholder fund deposits. For quantification of the changes in contractholder funds, see the Allstate Financial Segment section of the MD&A.

In 2009, Allstate Financial cash flows were impacted by a return of capital by American Heritage Life Investment Corporation to the Corporation totaling $13 million. There were no dividends paid by Allstate Financial in 2008. In 2007, cash flows were impacted by dividends paid by Allstate Financial totaling $742 million.

Allstate Financial cash flows were also impacted by capital contributions paid in cash by AIC to ALIC totaling $250 million in 2009. Cash flows in 2009 exclude capital contributions to ALIC comprising the transfer to ALIC from AIC of non-cash assets totaling $448 million and the transfer of a $25 million surplus note to Kennett Capital Inc. from ALIC in exchange for a note receivable with a principal sum equal to that of the surplus note, which was originally issued to

ALIC by a subsidiary of ALIC. In 2008, Allstate Financial cash flows were also impacted by funds paid by AIC to ALIC totaling $1.41 billion. The $1.41 billion includes capital contributions paid in cash totaling $607 million and the issuance of two surplus notes, each with a principal sum of $400 million, to AIC in exchange for cash totaling $800 million. Allstate Financial cash flows in 2008 exclude capital contributions to ALIC comprising the transfer to ALIC from AIC of non-cash assets totaling $342 million and the transfer of a $50 million surplus note to Kennett Capital Inc. from ALIC in exchange for a note receivable with a principal sum equal to that of the surplus note, which was originally issued to ALIC by a subsidiary of ALIC. One of the surplus notes issued to AIC in 2008 was subsequently canceled and forgiven by AIC resulting in the recognition of a capital contribution equal to the outstanding principal balance of the surplus note of $400 million. There were no capital contributions to ALIC in 2007.

Corporate and Other Fluctuations in the Corporate and Other operating cash flows were primarily due to the timing of intercompany settlements. Investing activities primarily relate to investments in the portfolios of Kennett Capital Holdings, LLC. Financing cash flows of the Corporate and Other segment reflect actions such as fluctuations in short-term debt, repayment of debt, proceeds from the issuance of debt, dividends to shareholders of The Allstate Corporation and share repurchases; therefore, financing cash flows are affected when we increase or decrease the level of these activities.

Contractual obligations and commitments Our contractual obligations as of December 31, 2009 and the payments due by period are shown in the following table.

($ in millions)	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Liabilities for collateral and repurchase agreements [1]	$ 658	$ 658	$ –	$ –	$ –
Contractholder funds [2]	65,815	9,440	14,068	12,282	30,025
Reserve for life-contingent contract benefits [2]	37,106	1,307	2,556	2,501	30,742
Long-term debt [3]	12,806	361	1,102	1,841	9,502
Capital lease obligations [3]	50	12	10	11	17
Operating leases [3]	702	205	276	129	92
Unconditional purchase obligations [3]	254	126	90	36	2
Defined benefit pension plans and other postretirement benefit plans [3][4]	3,504	383	325	330	2,466
Reserve for property-liability insurance claims and claims expense [5]	19,456	8,487	5,813	2,100	3,056
Other liabilities and accrued expenses [6][7]	3,211	3,067	97	22	25
Net unrecognized tax benefits [8]	22	22	–	–	–
Total contractual cash obligations	$ 143,584	$ 24,068	$ 24,337	$ 19,252	$ 75,927

[1] Liabilities for collateral and repurchase agreements are typically fully secured with cash. We manage our short-term liquidity position to ensure the availability of a sufficient amount of liquid assets to extinguish short-term liabilities as they come due in the normal course of business, including utilizing potential sources of liquidity as disclosed previously.

[2] Contractholder funds represent interest-bearing liabilities arising from the sale of products such as interest-sensitive life, fixed annuities, including immediate annuities without life contingencies, bank deposits and institutional products. The reserve for life-contingent contract benefits relates primarily to traditional life and immediate annuities with life contingencies. These amounts reflect the present value of estimated cash payments to be made to contractholders and policyholders. Certain of these contracts, such as immediate annuities without life contingencies and institutional products, involve payment obligations where the amount and timing of the payment is essentially fixed and determinable. These amounts relate to (i) policies or contracts where we are currently making payments and will continue to do so and (ii) contracts where the timing of a portion or all of the payments has been determined by the contract. Other contracts, such as interest-sensitive life, fixed deferred annuities, traditional life and immediate annuities with life contingencies and voluntary accident and health insurance, involve payment obligations where a portion or all of the amount and timing of future payments is uncertain. For these contracts and bank deposits, we are not currently making payments and will not make payments until (i) the occurrence of an insurable event such as death or illness or (ii) the occurrence of a payment triggering event such as the surrender or partial withdrawal on a policy or deposit contract, which is outside of our control. We have estimated the timing of payments related to these contracts based on historical experience and our expectation of future payment patterns. Uncertainties relating to these liabilities include mortality, morbidity, expenses, customer lapse and withdrawal activity, estimated additional deposits for interest-sensitive life contracts, and renewal premium for life policies, which may significantly impact both the timing and amount of future payments. Such cash outflows reflect adjustments for the estimated timing of mortality, retirement, and other appropriate factors, but are undiscounted with respect to interest. As a result, the sum of the cash outflows shown for all years in the table exceeds the corresponding liabilities of $52.58 billion for contractholder funds and $12.91 billion for reserve for life-contingent contract benefits as included in the Consolidated Statements of Financial Position as of December 31, 2009. The liability amount in the Consolidated Statements of Financial Position reflects the discounting for interest as well as adjustments for the timing of other factors as described above.

[3] Our payment obligations relating to long-term debt, capital lease obligations, operating leases, unconditional purchase obligations and pension and OPEB contributions are managed within the structure of our intermediate to long-term liquidity management program. Amount differs from the balance presented on the Consolidated Statements of Financial Position as of December 31, 2009 because the long-term debt amount above includes interest.

[4] The pension plans' obligations in the next 12 months represent our planned contributions, and the remaining years' contributions are projected based on the average remaining service period using the current underfunded status of the plans. The OPEB plans' obligations are estimated based on the expected benefits to be paid. These liabilities are discounted with respect to interest, and as a result the sum of the cash outflows shown for all years in the table exceeds the corresponding liability amount of $1.81 billion included in other liabilities and accrued expenses on the Consolidated Statements of Financial Position.

[5] Reserve for property-liability insurance claims and claims expense is an estimate of amounts necessary to settle all outstanding claims, including claims that have been IBNR as of the balance sheet date. We have estimated the timing of these payments based on our historical experience and our expectation of future payment patterns. However, the timing of these payments may vary significantly from the amounts shown above, especially for IBNR claims. The ultimate cost of losses may vary materially from recorded amounts which are our best estimates. The reserve for property-liability insurance claims and claims expense includes loss reserves related to asbestos and environmental claims as of December 31, 2009, of $1.78 billion and $247 million, respectively.

[6] Other liabilities primarily include accrued expenses and certain benefit obligations and claim payments and other checks outstanding. Certain of these long-term liabilities are discounted with respect to interest, as a result the sum of the cash outflows shown for all years in the table exceeds the corresponding liability amount of $3.19 billion.

[7] Balance sheet liabilities not included in the table above include unearned and advance premiums of $10.65 billion and deferred tax liabilities of $1.16 billion netted in the net deferred tax asset of $1.87 billion. These items were excluded as they do not meet the definition of a contractual liability as we are not contractually obligated to pay these amounts to third parties. Rather, they represent an accounting mechanism that allows us to present our financial statements on an accrual basis. In addition, other liabilities of $436 million were not included in the table above because they did not represent a contractual obligation or the amount and timing of their eventual payment was sufficiently uncertain.

[8] Net unrecognized tax benefits represent our potential future obligation to the taxing authority for a tax position that was not recognized in the consolidated financial statements. We believe it is reasonably possible that the liability balance will be reduced by $22 million within the next twelve months upon the resolution of an outstanding issue resulting from the 2005-2006 Internal Revenue Service examination. The resolution of this obligation may be for an amount different than what we have accrued.

Our contractual commitments as of December 31, 2009 and the periods in which the commitments expire are shown in the following table.

($ in millions)	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Other commitments – conditional	$ 22	$ 20	$ 2	$ –	$ –
Other commitments – unconditional	1,452	191	675	519	67
Total commitments	$ 1,474	$ 211	$ 677	$ 519	$ 67

Contractual commitments represent investment commitments such as private placements, limited partnership interests and mortgage loans.

We have agreements in place for services we conduct, generally at cost, between subsidiaries relating to insurance, reinsurance, loans and capitalization. All material intercompany transactions have appropriately been eliminated in consolidation. Intercompany transactions among insurance subsidiaries and affiliates have been approved by the appropriate departments of insurance as required.

For a more detailed discussion of our off-balance sheet arrangements, see Note 6 of the consolidated financial statements.

ENTERPRISE RISK AND RETURN MANAGEMENT

Enterprise Risk and Return Management's ("ERRM") role is to ensure Allstate's continued financial health and success. ERRM is a disciplined, holistic, integrated and interactive approach to risk that:

- Identifies potential risks and events that could significantly impact the company
- Provides a shared viewpoint and thorough understanding of risks and opportunities
- Creates value by understanding risk-return interrelationships and tradeoff opportunities
- Increases transparency and provides greater assurance of achieving objectives

At Allstate, we have ERRM programs, risk committees and control structures to manage our enterprise portfolio of risk and return. These programs include governance policies with established tolerances and risk limits, Board and senior management involvement, enterprise modeling, risk-return analytics and communication and reporting. Our perspective of risk, return and capital needs promotes capital and financial management.

Allstate's senior management risk committee, the Enterprise Risk & Return Council, drives ERRM by establishing enterprise risk tolerance and risk-return requirements and directing integrated strategies and actions from a holistic enterprise perspective. Allstate's Board of Directors and Audit Committee provide ERRM oversight by reviewing enterprise principles, guidelines and limits for Allstate's significant risks and by monitoring strategies and actions management has taken to control these risks.

Managers, risk professionals and chief risk officers in the various business units design and execute individual risk-return strategies that align with our overall enterprise standards. These include managing exposure to hurricanes and other severe weather events; managing impacts to invested assets and liabilities related to changes in risk-free interest rates, credit spreads, equity markets and defaults; optimizing liquidity levels in light of changing market, economic and business conditions; and implementing practices to effectively identify, monitor and control operational and strategic risks.

Our comprehensive enterprise stochastic model captures the unique and specific nature and interaction of risks inherent in our various businesses and serves as the foundation of our economic capital framework. We determine an appropriate level of enterprise economic capital to hold considering a broad range of risk perspectives, including capital stress scenarios, risks of financial distress and insolvency, volatility, shareholder value, rating agency constraints and regulatory RBC requirements. Strategic allocation of economic capital to lines of business is based on contribution to enterprise risk, return and diversification benefit and is used for ongoing evaluation of business units and products.

We were proactive in the face of the financial market and economic crisis by quickly reducing exposures in "at risk" asset classes, implementing risk mitigation and return optimization programs designed to protect our investment portfolio values and enhancing our liquidity position. We have adapted our ERRM processes over the past year to be more fluid and dynamic in a changing environment with enhanced scenario analysis, more frequent risk committee discussions, streamlined risk reporting and evolving strategies to target return opportunities as market conditions improve. For continuous ERRM validation and improvement, we benchmark and secure external perspectives on our processes.

REGULATION AND LEGAL PROCEEDINGS

We are subject to extensive regulation and we are involved in various legal and regulatory actions, all of which have an effect on specific aspects of our business. For a detailed discussion of the legal and regulatory actions in which we are involved, see Note 13 of the consolidated financial statements.

PENDING ACCOUNTING STANDARDS

There are several pending accounting standards that we have not implemented either because the standard has not been finalized or the implementation date has not yet occurred. For a discussion of these pending standards, see Note 2 of the consolidated financial statements.

The effect of implementing certain accounting standards on our financial results and financial condition is often based in part on market conditions at the time of implementation of the standard and other factors we are unable to determine prior to implementation. For this reason, we are sometimes unable to estimate the effect of certain pending accounting standards until the relevant authoritative body finalizes these standards or until we implement them.

THE ALLSTATE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

($ in millions, except per share data)	Year Ended December 31,		
	2009	2008	2007
Revenues			
Property-liability insurance premiums (net of reinsurance ceded of $1,056, $1,139 and $1,356)	$ 26,194	$ 26,967	$ 27,233
Life and annuity premiums and contract charges (net of reinsurance ceded of $838, $900 and $966)	1,958	1,895	1,866
Net investment income	4,444	5,622	6,435
Realized capital gains and losses:			
Total other-than-temporary impairment losses	(2,376)	(3,735)	(310)
Portion of loss recognized in other comprehensive income	457	–	–
Net other-than-temporary impairment loss recognized in earnings	(1,919)	(3,735)	(310)
Sales and other realized capital gains and losses	1,336	(1,355)	1,545
Total realized capital gains and losses	(583)	(5,090)	1,235
	32,013	29,394	36,769
Costs and expenses			
Property-liability insurance claims and claims expense (net of reinsurance ceded of $415, $620 and $370)	18,746	20,064	17,667
Life and annuity contract benefits (net of reinsurance ceded of $642, $1,150 and $671)	1,617	1,612	1,589
Interest credited to contractholder funds (net of reinsurance ceded of $32, $43 and $48)	2,126	2,411	2,681
Amortization of deferred policy acquisition costs	4,754	4,679	4,704
Operating costs and expenses	3,007	3,273	3,103
Restructuring and related charges	130	23	29
Interest expense	392	351	333
	30,772	32,413	30,106
Gain (loss) on disposition of operations	7	(6)	(10)
Income (loss) from operations before income tax expense (benefit)	1,248	(3,025)	6,653
Income tax expense (benefit)	394	(1,346)	2,017
Net income (loss)	$ 854	$ (1,679)	$ 4,636
Earnings per share:			
Net income (loss) per share – Basic	$ 1.58	$ (3.06)	$ 7.80
Weighted average shares – Basic	539.6	548.3	594.2
Net income (loss) per share – Diluted	$ 1.58	$ (3.06)	$ 7.76
Weighted average shares – Diluted	540.9	548.3	597.5
Cash dividends declared per share	$ 0.80	$ 1.64	$ 1.52

See notes to consolidated financial statements.

THE ALLSTATE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

($ in millions)	Year Ended December 31,		
	2009	2008	2007
Net income (loss)	$ 854	$ (1,679)	$ 4,636
Other comprehensive income (loss), after-tax			
Changes in:			
Unrealized net capital gains and losses	3,446	(4,626)	(1,186)
Unrealized foreign currency translation adjustments	41	(74)	53
Unrecognized pension and other postretirement benefit cost	(214)	(724)	765
Other comprehensive income (loss), after-tax	3,273	(5,424)	(368)
Comprehensive income (loss)	$ 4,127	$ (7,103)	$ 4,268

Financial Statements

See notes to consolidated financial statements.

THE ALLSTATE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

($ in millions, except par value data)	December 31, 2009	December 31, 2008
Assets		
Investments		
Fixed income securities, at fair value (amortized cost $81,243 and $77,104)	$ 78,766	$ 68,608
Equity securities, at fair value (cost $4,845 and $3,137)	5,024	2,805
Mortgage loans	7,935	10,229
Limited partnership interests	2,744	2,791
Short-term, at fair value (amortized cost $3,056 and $8,903)	3,056	8,906
Other	2,308	2,659
Total investments	99,833	95,998
Cash	612	415
Premium installment receivables, net	4,839	4,842
Deferred policy acquisition costs	5,470	8,542
Reinsurance recoverables, net	6,355	6,403
Accrued investment income	864	884
Deferred income taxes	1,870	3,794
Property and equipment, net	990	1,059
Goodwill	875	874
Other assets	1,872	3,748
Separate Accounts	9,072	8,239
Total assets	$ 132,652	$ 134,798
Liabilities		
Reserve for property-liability insurance claims and claims expense	$ 19,167	$ 19,456
Reserve for life-contingent contract benefits	12,910	12,881
Contractholder funds	52,582	58,413
Unearned premiums	9,822	10,024
Claim payments outstanding	742	790
Other liabilities and accrued expenses	5,726	6,663
Long-term debt	5,910	5,659
Separate Accounts	9,072	8,239
Total liabilities	115,931	122,125
Commitments and Contingent Liabilities (Note 6, 7 and 13)		
Equity		
Preferred stock, $1 par value, 25 million shares authorized, none issued	—	—
Common stock, $.01 par value, 2.0 billion shares authorized and 900 million issued, 537 million and 536 million shares outstanding	9	9
Additional capital paid-in	3,172	3,130
Retained income	31,492	30,207
Deferred ESOP expense	(47)	(49)
Treasury stock, at cost (363 million and 364 million shares)	(15,828)	(15,855)
Accumulated other comprehensive income:		
Unrealized net capital gains and losses:		
Unrealized net capital losses on fixed income securities with OTTI	(441)	—
Other unrealized net capital gains and losses	(1,072)	(5,767)
Unrealized adjustment to DAC, DSI and insurance reserves	643	2,029
Total unrealized net capital gains and losses	(870)	(3,738)
Unrealized foreign currency translation adjustments	46	5
Unrecognized pension and other postretirement benefit cost	(1,282)	(1,068)
Total accumulated other comprehensive loss	(2,106)	(4,801)
Total shareholders' equity	16,692	12,641
Noncontrolling interest	29	32
Total equity	16,721	12,673
Total liabilities and equity	$ 132,652	$ 134,798

See notes to consolidated financial statements.

THE ALLSTATE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

($ in millions, except per share data)	Year Ended December 31,		
	2009	2008	2007
Common stock	$ 9	$ 9	$ 9
Additional capital paid-in			
Balance, beginning of year	3,130	3,052	2,939
Equity incentive plans activity	42	78	113
Balance, end of year	3,172	3,130	3,052
Retained income			
Balance, beginning of year	30,207	32,796	29,070
Net income (loss)	854	(1,679)	4,636
Dividends ($0.80, $1.64 and $1.52 per share)	(432)	(897)	(901)
Effects of changing pension plan measurement date	–	(13)	–
Cumulative effect of change in accounting principle	863	–	(9)
Balance, end of year	31,492	30,207	32,796
Deferred ESOP expense			
Balance, beginning of year	(49)	(55)	(72)
Payments	2	6	17
Balance, end of year	(47)	(49)	(55)
Treasury stock			
Balance, beginning of year	(15,855)	(14,574)	(11,091)
Shares acquired	(3)	(1,323)	(3,604)
Shares reissued under equity incentive plans, net	30	42	121
Balance, end of year	(15,828)	(15,855)	(14,574)
Accumulated other comprehensive income			
Balance, beginning of year	(4,801)	623	991
Cumulative effect of change in accounting principle	(578)	–	–
Change in unrealized net capital gains and losses	3,446	(4,626)	(1,186)
Change in unrealized foreign currency translation adjustments	41	(74)	53
Change in unrecognized pension and other postretirement benefit cost	(214)	(724)	765
Balance, end of year	(2,106)	(4,801)	623
Total shareholders' equity	16,692	12,641	21,851
Noncontrolling interest			
Balance, beginning of year	32	51	92
Change in noncontrolling interest ownership	(3)	(19)	(41)
Noncontrolling gain (loss)	–	–	–
Balance, end of year	29	32	51
Total Equity	$ 16,721	$ 12,673	$ 21,902

Financial Statements

See notes to consolidated financial statements.

THE ALLSTATE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in millions)	Year Ended December 31,		
	2009	2008	2007
Cash flows from operating activities			
Net income (loss)	$ 854	$ (1,679)	$ 4,636
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation, amortization and other non-cash items	(91)	(376)	(257)
Realized capital gains and losses	583	5,090	(1,235)
(Gain) loss on disposition of operations	(7)	6	10
Interest credited to contractholder funds	2,126	2,411	2,681
Changes in:			
Policy benefits and other insurance reserves	(577)	626	(192)
Unearned premiums	(247)	(359)	(74)
Deferred policy acquisition costs	514	141	(37)
Premium installment receivables, net	26	18	(62)
Reinsurance recoverables, net	(85)	(269)	(240)
Income taxes	1,660	(1,864)	(52)
Other operating assets and liabilities	(455)	165	255
Net cash provided by operating activities	4,301	3,910	5,433
Cash flows from investing activities			
Proceeds from sales			
Fixed income securities	21,359	22,936	23,462
Equity securities	6,894	9,535	9,127
Limited partnership interests	369	371	800
Mortgage loans	340	279	—
Other investments	520	171	173
Investment collections			
Fixed income securities	5,556	4,269	5,257
Mortgage loans	1,764	844	1,649
Other investments	117	98	395
Investment purchases			
Fixed income securities	(29,573)	(14,448)	(26,401)
Equity securities	(8,496)	(9,477)	(7,902)
Limited partnership interests	(784)	(982)	(1,375)
Mortgage loans	(26)	(500)	(2,936)
Other investments	(64)	(140)	(763)
Change in short-term investments, net	5,981	(8,283)	(1,323)
Change in other investments, net	(340)	(474)	(7)
Disposition (acquisition) of operations	12	(120)	3
Purchases of property and equipment, net	(189)	(291)	(274)
Net cash provided by (used in) investing activities	3,440	3,788	(115)
Cash flows from financing activities			
Change in short-term debt, net	—	—	(12)
Proceeds from issuance of long-term debt	1,003	20	987
Repayment of long-term debt	(752)	(1)	(9)
Contractholder fund deposits	4,150	9,984	8,632
Contractholder fund withdrawals	(11,406)	(15,480)	(10,599)
Dividends paid	(542)	(889)	(901)
Treasury stock purchases	(4)	(1,323)	(3,604)
Shares reissued under equity incentive plans, net	3	33	109
Excess tax benefits on share-based payment arrangements	(5)	3	29
Other	9	(52)	29
Net cash used in financing activities	(7,544)	(7,705)	(5,339)
Net increase (decrease) in cash	197	(7)	(21)
Cash at beginning of year	415	422	443
Cash at end of year	$ 612	$ 415	$ 422

See notes to condensed consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

Basis of presentation

The accompanying consolidated financial statements include the accounts of The Allstate Corporation and its wholly owned subsidiaries, primarily Allstate Insurance Company ("AIC"), a property-liability insurance company with various property-liability and life and investment subsidiaries, including Allstate Life Insurance Company ("ALIC") (collectively referred to as the "Company" or "Allstate"). These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated.

To conform to the current year presentation, certain amounts in the prior years' consolidated financial statements and notes have been reclassified.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of operations

Allstate is engaged, principally in the United States, in the property-liability insurance, life insurance, retirement and investment product business. Allstate's primary business is the sale of private passenger auto and homeowners insurance. The Company also sells several other personal property and casualty insurance products, life insurance, annuities, funding agreements, and select commercial property and casualty coverages. Allstate primarily distributes its products through exclusive agencies, financial specialists and independent agencies. Certain products are also sold through call centers and the internet.

The Allstate Protection segment principally sells private passenger auto and homeowners insurance, with earned premiums accounting for 82% of Allstate's 2009 consolidated revenues. Allstate was the country's second largest insurer for both private passenger auto and homeowners insurance as of December 31, 2008. Allstate Protection, through several companies, is authorized to sell certain property-liability products in all 50 states, the District of Columbia and Puerto Rico. The Company is also authorized to sell certain insurance products in Canada. For 2009, the top geographic locations for premiums earned by the Allstate Protection segment were New York, California, Texas, Florida and Pennsylvania. No other jurisdiction accounted for more than 5% of premiums earned for Allstate Protection.

Allstate has exposure to catastrophes, an inherent risk of the property-liability insurance business, which have contributed, and will continue to contribute, to material year-to-year fluctuations in the Company's results of operations and financial position (see Note 7). The nature and level of catastrophic loss caused by natural events (high winds, winter storms, tornadoes, hailstorms, wildfires, tropical storms, hurricanes, earthquakes and volcanoes) and man-made events (terrorism and industrial accidents) experienced in any period cannot be predicted and could be material to results of operations and financial position. The Company considers the greatest areas of potential catastrophe losses due to hurricanes to generally be major metropolitan centers in counties along the eastern and gulf coasts of the United States. The Company considers the greatest areas of potential catastrophe losses due to earthquakes and fires following earthquakes to be major metropolitan areas near fault lines in the states of California, Oregon, Washington, South Carolina, Missouri, Kentucky and Tennessee. The Company also has exposure to asbestos, environmental and other discontinued lines claims (see Note 13).

The Allstate Financial segment sells life insurance, retirement and investment products and voluntary accident and health insurance. The principal individual products are fixed annuities; interest-sensitive, traditional and variable life insurance; and voluntary accident and health insurance. The institutional product line consists primarily of funding agreements sold to unaffiliated trusts that use them to back medium-term notes issued to institutional and individual investors. Banking products and services are also offered to customers through the Allstate Bank.

Allstate Financial, through several companies, is authorized to sell life insurance and retirement products in all 50 states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and Guam. For 2009, the top geographic locations for statutory premiums and annuity considerations for the Allstate Financial segment were California, Florida, Texas and New York. No other jurisdiction accounted for more than 5% of statutory premiums and annuity considerations for Allstate Financial. Allstate Financial distributes its products to individuals through multiple distribution channels, including Allstate exclusive agencies, which include exclusive financial specialists, independent agents (including master brokerage agencies and workplace enrolling agents), financial service firms, such as banks and broker-dealers, and specialized structured settlement brokers.

Allstate has exposure to market risk as a result of its investment portfolio. Market risk is the risk that the Company will incur realized and unrealized net capital losses due to adverse changes in equity, interest, credit spreads, commodity, or currency exchange rates and prices. The Company's primary market risk exposures are to changes in interest rates, credit spreads and equity prices. Interest rate risk is the risk that the Company will incur a loss due to adverse changes in interest rates relative to the interest rate characteristics of its interest bearing assets and liabilities. This risk arises from many of the Company's primary activities, as it invests substantial funds in interest-sensitive assets and issues interest-sensitive liabilities. Interest rate risk includes risks related to changes in U.S. Treasury yields and other key risk-free reference yields. Credit spread risk is the risk that the Company will incur a loss due to adverse changes in credit spreads. This risk arises from many of the Company's primary activities, as the Company invests substantial funds in spread-sensitive fixed income assets. Equity price risk is the risk that the Company will incur losses due to adverse changes in the general levels of the equity markets.

The Company monitors economic and regulatory developments that have the potential to impact its business. The ability of banks to affiliate with insurers may have a material adverse effect on all of the Company's product lines by substantially increasing the number, size and financial strength of potential competitors. The Company currently benefits from agreements with financial services entities that market and distribute its products; change in control of these non-affiliated entities could negatively impact the Company's sales. Furthermore, federal and state laws and regulations affect the taxation of insurance companies and life insurance and annuity products. Congress and various state legislatures have considered proposals that, if enacted, could impose a greater tax burden on the Company or could have an adverse impact on the tax treatment of some insurance products offered by Allstate Financial, including favorable policyholder tax treatment currently applicable to life insurance and annuities. Legislation that reduced the federal income tax rates applicable to certain dividends and capital gains realized by individuals, or other proposals, if adopted, that reduce the taxation or permit the establishment of certain products or investments that may compete with life insurance or annuities, could have an adverse effect on the Company's financial position or Allstate Financial's ability to sell such products and could result in the surrender of some existing contracts and policies. In addition, changes in the federal estate tax laws could negatively affect the demand for the types of life insurance used in estate planning.

2. Summary of Significant Accounting Policies

Investments

Fixed income securities include bonds, asset-backed securities ("ABS"), residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and redeemable preferred stocks. Fixed income securities, which may be sold prior to their contractual maturity, are designated as available for sale and are carried at fair value. The difference between amortized cost and fair value, net of deferred income taxes, certain life and annuity deferred policy acquisition costs ("DAC"), certain deferred sales inducement costs ("DSI") and certain reserves for life-contingent contract benefits, is reflected as a component of accumulated other comprehensive income. Cash received from calls, principal payments and make-whole payments is reflected as a component of proceeds from sales and cash received from maturities and pay-downs is reflected as a component of investment collections within the Consolidated Statements of Cash Flows.

Equity securities primarily include common and non-redeemable preferred stocks and real estate investment trust equity investments. Common and non-redeemable preferred stocks and real estate investment trust equity investments are classified as available for sale and are carried at fair value. The difference between cost and fair value, net of deferred income taxes, is reflected as a component of accumulated other comprehensive income.

Mortgage loans are carried at outstanding principal balances, net of unamortized premium or discount and valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected. Valuation allowances for impaired loans reduce the carrying value to the fair value of the collateral or the present value of the loan's expected future repayment cash flows discounted at the loan's original effective interest rate.

Investments in limited partnership interests, including interests in limited liability companies, private equity/debt funds, real estate funds and hedge funds, where the Company's interest is so minor that it exercises virtually no influence over operating and financial policies, are accounted for in accordance with the cost method of accounting; otherwise, investments in limited partnership interests are accounted for in accordance with the equity method of accounting.

Short-term investments, including money market funds, commercial paper and other short-term investments, are carried at fair value. Other investments consist primarily of policy loans and bank loans. Policy loans are carried at the respective unpaid principal balances. Bank loans are comprised primarily of senior secured corporate loans which are carried at amortized cost.

Investment income consists primarily of interest and dividends, income from certain limited partnership interests and income from certain derivative transactions. Interest is recognized on an accrual basis using the effective yield method and dividends are recorded at the ex-dividend date. Interest income for certain asset-backed securities, residential mortgage-backed securities and commercial mortgage-backed securities is determined considering estimated principal repayments obtained from third party data sources and internal estimates. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For beneficial interests in securitized financial assets not of high credit quality, the effective yield is recalculated on a prospective basis. For all other asset-backed securities, residential mortgage-backed securities and commercial mortgage-backed securities, the effective yield is recalculated on a retrospective basis. For other-than-temporarily impaired fixed income securities, the effective yield method utilizes the difference between the amortized cost basis at impairment and the cash flows expected to be collected. Accrual of income is suspended for other-than-temporarily impaired fixed income securities when the timing and amount of cash flows expected to be received is not reasonably estimable. Accrual of income is suspended for mortgage loans and bank loans that are in default or when full and timely collection of principal and interest payments is not probable. Income from investments in limited partnership interests accounted for on the cost basis is recognized upon receipt of amounts distributed by the partnerships as investment income. Subsequent to October 1, 2008, income from investments in limited partnership interests accounted for utilizing the equity method of accounting ("EMA LP") is reported in realized capital gains and losses.

Realized capital gains and losses include gains and losses on investment sales, write-downs in value due to other-than-temporary declines in fair value, periodic changes in the fair value and settlements of certain derivatives including hedge ineffectiveness, and income from certain limited partnership interests. Realized capital gains and losses on investment sales include calls and prepayments and are determined on a specific identification basis. Income from investments in limited partnership interests accounted for utilizing the equity method of accounting is recognized based on the financial results of the entity and the Company's proportionate investment interest, and is recognized on a delay due to the availability of the related financial statements. The recognition of income on hedge funds is generally on a one month delay and the income recognition on private equity/debt funds and real estate funds are generally on a three month delay.

The Company recognizes other-than-temporary impairment losses on fixed income securities when the decline in fair value is deemed other than temporary including when the Company has made the decision to sell or it is more likely than not the Company will be required to sell the fixed income security before recovery of its amortized cost basis. Additionally, if the Company does not expect to receive cash flows sufficient to recover the entire amortized cost basis of the fixed income security, the credit loss component of the impairment is recorded in earnings, with the remaining amount of the unrealized loss deemed to be related to other factors and recognized in other comprehensive income ("OCI"). Fixed income securities subject to other-than-temporary impairment write-downs continue to earn investment income when future expected payments are reasonably estimable, and any discount or premium is recognized using the effective yield method over the expected life of the security; otherwise income recognition is discontinued. The Company recognizes other-than-temporary impairment losses on equity securities when the decline in fair value is deemed other than temporary including when the Company does not have a positive intent and ability to hold an impaired security until recovery.

Derivative and embedded derivative financial instruments

Derivative financial instruments include interest rate swaps, credit default swaps, futures (interest rate, equity and commodity), options (including swaptions), interest rate caps and floors, warrants and rights, forward contracts to hedge foreign currency risk, certain investment risk transfer reinsurance agreements, forward sale commitments and certain bond forward purchase commitments. Derivatives that are required to be separated from the host instrument and accounted for as derivative financial instruments ("subject to bifurcation") are embedded in convertible and equity-indexed fixed income securities, equity-indexed life and annuity contracts, reinsured variable annuity contracts and certain funding agreements (see Note 6).

All derivatives are accounted for on a fair value basis and reported as other investments, other assets, other liabilities and accrued expenses or contractholder funds. Embedded derivative instruments subject to bifurcation are also accounted for on a fair value basis and are reported together with the host contract. The change in fair value of derivatives embedded in certain fixed income securities and subject to bifurcation is reported in realized capital gains and losses. The change in fair value of derivatives embedded in annuity product contracts and subject to bifurcation is reported in life and annuity contract benefits, interest credited to contractholder funds or realized capital gains and losses. Cash flows from embedded derivatives requiring bifurcation and derivatives receiving hedge accounting are reported consistently with the host contracts and hedged risks respectively within the Consolidated Statements of Cash Flows. Cash flows from other derivatives are reported in cash flows from investing activities within the Consolidated Statements of Cash Flows.

When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges. The hedged item may be either all or a specific portion of a recognized asset, liability or an unrecognized firm commitment attributable to a particular risk for fair value hedges. At the inception of the hedge, the Company formally documents the hedging relationship and risk management objective and strategy. The documentation identifies the hedging instrument, the hedged item, the nature of the risk being hedged and the methodology used to assess the effectiveness of the hedging instrument in offsetting the exposure to changes in the hedged item's fair value attributable to the hedged risk. In the case of a cash flow hedge, this documentation includes the exposure to changes in the variability in cash flows attributable to the hedged risk. The Company does not exclude any component of the change in fair value of the hedging instrument from the effectiveness assessment. At each reporting date, the Company confirms that the hedging instrument continues to be highly effective in offsetting the hedged risk. Ineffectiveness in fair value hedges and cash flow hedges, if any, is reported in realized capital gains and losses.

Fair value hedges For hedging instruments used in fair value hedges, when the hedged items are investment assets or a portion thereof, the change in fair value of the derivatives is reported in net investment income, together with the change in the fair value of the hedged items. The change in fair value of hedging instruments used in fair value hedges of contractholder funds liabilities or a portion thereof is reported in interest credited to contractholder funds, together with the change in the fair value of the hedged items. Accrued periodic settlements on swaps are reported together with the changes in fair value of the swaps in net investment income or interest credited to contractholder funds. The amortized cost for fixed income securities, the carrying value for mortgage loans or the carrying value of the hedged liability is adjusted for the change in the fair value of the hedged risk.

Cash flow hedges For hedging instruments used in cash flow hedges, the changes in fair value of the derivatives representing the effective portion of the hedge are reported in accumulated other comprehensive income. Amounts are reclassified to net investment income, realized capital gains and losses or interest expense as the hedged or forecasted transaction affects net income. Accrued periodic settlements on derivatives used in cash flow hedges are reported in net investment income. The amount reported in accumulated other comprehensive income for a hedged transaction is limited to the lesser of the cumulative gain or loss on the derivative less the amount reclassified to net income, or the cumulative gain or loss on the derivative needed to offset the cumulative change in the expected future cash flows on the hedged transaction from inception of the hedge less the derivative gain or loss previously reclassified from accumulated other comprehensive income to net income. If the Company expects at any time that the loss reported in accumulated other comprehensive income would lead to a net loss on the combination of the hedging instrument and the hedged transaction which may not be recoverable, a loss is recognized immediately in realized capital gains and losses. If an impairment loss is recognized on an asset or an additional obligation is incurred on a liability involved in a hedge transaction, any offsetting gain in accumulated other comprehensive income is reclassified and reported together with the impairment loss or recognition of the obligation.

Termination of hedge accounting If, subsequent to entering into a hedge transaction, the derivative becomes ineffective (including if the hedged item is sold or otherwise extinguished, the occurrence of a hedged forecasted transaction is no longer probable or the hedged asset becomes other-than-temporarily impaired), the Company may terminate the derivative position. The Company may also terminate derivative instruments or redesignate them as non-hedge as a result of other events or circumstances. If the derivative instrument is not terminated when a fair value hedge is no longer effective, the future gains and losses recognized on the derivative are reported in realized capital gains and losses. When a fair value hedge is no longer effective, is redesignated as non-hedge or when the derivative has been terminated, the fair value gain or loss on the hedged asset, liability or portion thereof which has already been recognized in income while the hedge was in place and used to adjust the amortized cost for fixed income securities, the carrying value for mortgage loans or the carrying amount for the liability, is amortized over the remaining life of the hedged asset, liability or portion thereof, and reflected in net investment income or interest credited to contractholder funds beginning in the period that hedge accounting is no longer applied. If the hedged item in a fair value hedge is an asset which has become other-than-temporarily impaired, the adjustment made to the amortized cost for fixed income securities or the carrying value for mortgage loans is subject to the accounting policies applied to other-than-temporarily impaired assets.

When a derivative instrument used in a cash flow hedge of an existing asset or liability is no longer effective or is terminated, the gain or loss recognized on the derivative is reclassified from accumulated other comprehensive income to net income as the hedged risk impacts net income. If the derivative instrument is not terminated when a cash flow hedge is no longer effective, the future gains and losses recognized on the derivative are reported in realized capital gains and losses. When a derivative instrument used in a cash flow hedge of a forecasted transaction is terminated because the forecasted transaction is no longer probable, the gain or loss recognized on the derivative is immediately reclassified from accumulated other comprehensive income to realized capital gains and losses in the period that hedge accounting is no longer applied.

Non-hedge derivative financial instruments Based upon the type of derivative instrument and strategy, the income statement effects, including fair value gains and losses and accrued periodic settlements, of derivatives for which hedge accounting is not applied are reported in a single line item with the results of the associated risk.

Securities loaned and security repurchase

The Company's business activities include securities lending transactions and securities sold under agreements to repurchase ("repurchase agreements"), which are used primarily to generate net investment income. The proceeds received from repurchase agreements also provide a source of liquidity. For repurchase agreements and securities lending transactions used to generate net investment income, the proceeds received are reinvested in short-term investments or fixed income securities. These transactions are short-term in nature, usually 30 days or less.

The Company receives cash collateral for securities loaned in an amount generally equal to 102% and 105% of the fair value of domestic and foreign securities, respectively, and records the related obligations to return the collateral in other liabilities and accrued expenses. The carrying value of these obligations approximates fair value because of their relatively short-term nature. The Company monitors the market value of securities loaned on a daily basis and obtains additional collateral as necessary under the terms of the agreements to mitigate counterparty credit risk. The Company maintains the right and ability to redeem the securities loaned on short notice. Substantially all of the Company's securities loaned are placed with large banks.

Securities to be repurchased under repurchase agreements are the same, or substantially the same, as the securities transferred. The Company's obligations to return the funds received under repurchase agreements are carried at the amount at which the securities will subsequently be reacquired, including accrued interest, as specified in the respective agreements and are classified as other liabilities and accrued expenses. The carrying value of these obligations approximates fair value because of their relatively short-term nature.

Recognition of premium revenues and contract charges, and related benefits and interest credited

Property-liability premiums are deferred and earned on a pro-rata basis over the terms of the policies, typically periods of six or twelve months. The portion of premiums written applicable to the unexpired terms of the policies is recorded as unearned premiums. Premium installment receivables, net, represent premiums written and not yet collected, net of an allowance for uncollectible premiums. The Company regularly evaluates premium installment receivables and adjusts its valuation allowance as appropriate. The valuation allowance for uncollectible premium installment receivables was $77 million and $70 million at December 31, 2009 and 2008, respectively.

Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Premiums from these products are recognized as revenue when due from policyholders. Benefits are reflected in life and annuity contract benefits and recognized in relation to premiums, so that profits are recognized over the life of the policy.

Immediate annuities with life contingencies, including certain structured settlement annuities, provide insurance protection over a period that extends beyond the period during which premiums are collected. Premiums from these products are recognized as revenue when received at the inception of the contract. Benefits and expenses are recognized in relation to premiums. Profits from these policies come from investment income, which is recognized over the life of the contract.

Interest-sensitive life contracts, such as universal life and single premium life, are insurance contracts whose terms are not fixed and guaranteed. The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and contract charges assessed against the contractholder account balance. Premiums from these contracts are reported as contractholder fund deposits. Contract charges consist of fees assessed against the contractholder account balance for the cost of insurance (mortality risk), contract administration and early surrender. These contract charges are recognized as revenue when assessed against the contractholder account balance. Life and annuity contract benefits include life-contingent benefit payments in excess of the contractholder account balance.

Contracts that do not subject the Company to significant risk arising from mortality or morbidity are referred to as investment contracts. Fixed annuities, including market value adjusted annuities, equity-indexed annuities and immediate annuities without life contingencies, and funding agreements (primarily backing medium-term notes) are considered investment contracts. Consideration received for such contracts is reported as contractholder fund deposits. Contract charges for investment contracts consist of fees assessed against the contractholder account balance for maintenance, administration and surrender of the contract prior to contractually specified dates, and are recognized when assessed against the contractholder account balance.

Interest credited to contractholder funds represents interest accrued or paid on interest-sensitive life contracts and investment contracts. Crediting rates for certain fixed annuities and interest-sensitive life contracts are adjusted periodically by the Company to reflect current market conditions subject to contractually guaranteed minimum rates. Crediting rates for indexed annuities and indexed funding agreements are generally based on a specified interest rate index, such as LIBOR, or an equity index, such as the Standard & Poor's ("S&P") 500 Index. Interest credited also includes amortization of DSI expenses. DSI is amortized into interest credited using the same method used to amortize DAC.

Contract charges for variable life and variable annuity products consist of fees assessed against the contractholder account values for contract maintenance, administration, mortality, expense and early surrender. Contract benefits incurred for variable life and variable annuity products include guaranteed minimum death, income, withdrawal and accumulation benefits. Substantially all of the Company's variable annuity business is ceded through reinsurance agreements and the contract charges and contract benefits related thereto are reported net of reinsurance ceded.

Deferred policy acquisition and sales inducement costs

Costs that vary with and are primarily related to acquiring property-liability insurance, life insurance and investment contracts are deferred and recorded as DAC. These costs are principally agents' and brokers' remuneration, premium taxes, inspection costs, and certain underwriting and direct mail solicitation expenses. DSI costs, which are deferred and recorded as other assets, relate to sales inducements offered on sales to new customers, principally on annuities and primarily in the form of additional credits to the customer's account value or enhancements to interest credited for a specified period which are in excess of the rates currently being credited to similar contracts without sales inducements. All other acquisition costs are expensed as incurred and included in operating costs and expenses on the Consolidated Statements of Operations. DAC associated with property-liability insurance is amortized to income as premiums are earned, typically over periods of six or twelve months, and is included in amortization of deferred policy acquisition costs on the Consolidated Statements of Operations. Future investment income is considered in determining the recoverability of DAC. Amortization of DAC associated with life insurance and investment contracts is included in amortization of deferred policy acquisition costs on the Consolidated Statements of Operations and is described in more detail below. DSI is amortized to income using the same methodology and assumptions as DAC and is included in interest credited to contractholder funds on the Consolidated Statements of Operations. DAC and DSI are periodically reviewed for recoverability and adjusted if necessary.

For traditional life insurance, DAC is amortized over the premium paying period of the related policies in proportion to the estimated revenues on such business. Assumptions used in the amortization of DAC and reserve calculations are established at the time the policy is issued and are generally not revised during the life of the policy. Any deviations from projected business in force resulting from actual policy terminations differing from expected levels and any estimated premium deficiencies may result in a change to the rate of amortization in the period such events occur. Generally, the amortization periods for these policies approximates the estimated lives of the policies.

For interest-sensitive life, fixed annuities and other investment contracts, DAC and DSI are amortized in proportion to the incidence of the total present value of gross profits, which includes both actual historical gross profits ("AGP") and estimated future gross profits ("EGP") expected to be earned over the estimated lives of the contracts. The amortization is net of interest on the prior period DAC balance and uses rates established at the inception of the contracts. Actual amortization periods generally range from 15-30 years; however, incorporating estimates of customer surrender rates, partial withdrawals and deaths generally results in the majority of the DAC being amortized during the surrender charge period, which is typically 10-20 years for interest-sensitive life and 5-10 years for fixed annuities. The cumulative DAC and DSI amortization is reestimated and adjusted by a cumulative charge or credit to results of operations when there is a difference between the incidence of actual versus expected gross profits in a reporting period or when there is a change in total EGP. When DAC or DSI amortization or a component of gross profits for a quarterly period is potentially negative (which would result in an increase of the DAC or DSI balance) as a result of negative AGP, the specific facts and circumstances surrounding the potential negative amortization are considered to determine whether it is appropriate for recognition in the consolidated financial statements. Negative amortization is only recorded when the increased DAC or DSI balance is determined to be recoverable based on facts and circumstances. Recapitalization of DAC and DSI is limited to the originally deferred costs plus interest.

AGP and EGP consist primarily of the following components: contract charges for the cost of insurance less mortality costs and other benefits; investment income and realized capital gains and losses less interest credited; and surrender and other contract charges less maintenance expenses. The principal assumptions for determining the amount of EGP are investment returns, including capital gains and losses on assets supporting contract liabilities, interest crediting rates to contractholders, and the effects of persistency, mortality, expenses, and hedges if applicable. For products exposed to investment credit losses in excess of the Company's expectations that may cause periodic AGP to become temporarily negative, EGP and AGP utilized in DAC and DSI amortization may be modified to exclude the higher credit losses.

The Company performs quarterly reviews of DAC and DSI recoverability for interest-sensitive life, fixed annuities and other investment contracts in the aggregate using current assumptions. If a change in the amount of EGP is significant, it could result in the unamortized DAC and DSI not being recoverable, resulting in a charge which is included as a component of amortization of deferred policy acquisition costs or interest credited to contractholder funds, respectively, on the Consolidated Statements of Operations.

The DAC and DSI balances presented include adjustments to reflect the amount by which the amortization of DAC and DSI would increase or decrease if the unrealized capital gains or losses in the respective product portfolios were actually realized. The adjustments are recorded net of tax in accumulated other comprehensive income. DAC, DSI and deferred income taxes determined on unrealized capital gains and losses and reported in accumulated other comprehensive income recognize the impact on shareholders' equity consistently with the amounts that would be recognized in the income statement on realized capital gains and losses.

Customers of the Company may exchange one insurance policy or investment contract for another offered by the Company, or make modifications to an existing investment, life or property-liability contract issued by the Company. These transactions are identified as internal replacements for accounting purposes. Internal replacement transactions that are determined to result in replacement contracts that are substantially unchanged from the replaced contracts are accounted for as continuations of the replaced contracts. Unamortized DAC and DSI related to the replaced contract continue to be deferred and amortized in connection with the replacement contract. For interest-sensitive life insurance and investment contracts, the EGP of the replacement contract is treated as a revision to the EGP of the replaced contract in the determination of amortization of DAC and DSI. For traditional life and property-liability insurance policies, any changes to unamortized DAC and benefit reserves that result from the replacement contract are treated as prospective revisions. Any costs associated with the issuance of the replacement contract are characterized as maintenance costs and expensed as incurred.

Internal replacement transactions that are determined to result in a substantial change to the replaced contracts are accounted for as an extinguishment of the replaced contracts, and any unamortized DAC and DSI related to the replaced contracts are eliminated with a corresponding charge to the Consolidated Statements of Operations.

The costs assigned to the right to receive future cash flows from certain business purchased from other insurers are also classified as DAC in the Consolidated Statements of Financial Position. The costs capitalized represent the present value of future profits expected to be earned over the lives of the contracts acquired. These costs are amortized as profits emerge over the lives of the acquired business and are periodically evaluated for recoverability. The present value of future profits was $158 million and $187 million at December 31, 2009 and 2008, respectively. Amortization expense of the present value of future profits was $28 million, $21 million and $12 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Reinsurance

In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance (see Note 9). The Company has also used reinsurance to effect the acquisition or disposition of certain blocks of business. The amounts reported in the Consolidated Statements of Financial Position as reinsurance recoverables include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities and contractholder funds that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Insurance liabilities are reported gross of reinsurance recoverables. Reinsurance premiums are generally reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. For catastrophe coverage, the cost of reinsurance premiums is recognized ratably over the contract period to the extent coverage remains available. Reinsurance does not extinguish the Company's primary liability under the policies written. Therefore, the Company regularly evaluates the financial condition of its reinsurers including their activities with respect to claim settlement practices and commutations, and establishes allowances for uncollectible reinsurance as appropriate.

Goodwill

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The goodwill balances were $457 million and $418 million as of December 31, 2009 and $456 million and $418 million as of December 31, 2008 for the Allstate Protection segment and the Allstate Financial segment, respectively. The Company annually evaluates goodwill for impairment using a trading multiple analysis, which is a widely accepted valuation technique to estimate the fair value of its reporting units. If conditions warrant, a discounted cash flow analysis may also be used. The Company also reviews its goodwill for impairment whenever events or changes in circumstances indicate that it is more likely than not that the carrying amount of goodwill may exceed its implied fair value. Goodwill impairment evaluations indicated no impairment at December 31, 2009 or 2008.

Property and equipment

Property and equipment is carried at cost less accumulated depreciation. Included in property and equipment are capitalized costs related to computer software licenses and software developed for internal use. These costs generally consist of certain external payroll and payroll related costs. Certain facilities and equipment held under capital leases are also classified as property and equipment with the related lease obligations recorded as liabilities. Property and equipment depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally 3 to 10 years for equipment and 40 years for real property. Depreciation expense is reported in operating costs and expenses. Accumulated depreciation on property and equipment was $2.32 billion and $2.12 billion at December 31, 2009 and 2008, respectively. Depreciation expense on property and equipment was $256 million, $240 million and $224 million for the years ended December 31, 2009, 2008 and 2007, respectively. The Company reviews its property and equipment for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income taxes

The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are unrealized capital gains and losses on certain investments, differences in tax bases of invested assets, insurance reserves, unearned premiums, DAC, accrued compensation and other postretirement benefits. A deferred tax asset valuation allowance is established when there is uncertainty that such assets will be realized (see Note 14).

Reserves for property-liability insurance claims and claims expense and life-contingent contract benefits

The reserve for property-liability insurance claims and claims expense is the estimate of amounts necessary to settle all reported and unreported claims for the ultimate cost of insured property-liability losses, based upon the facts of each case and the Company's experience with similar cases. Estimated amounts of salvage and subrogation are deducted from the reserve for claims and claims expense. The establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process. Reserve estimates are regularly reviewed and updated, using the most current information available. Any resulting reestimates are reflected in current results of operations (see Note 7).

The reserve for life-contingent contract benefits payable under insurance policies, including traditional life insurance, life-contingent immediate annuities and voluntary health products, is computed on the basis of long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses (see Note 8). These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by characteristics such as type of coverage, year of issue and policy duration. To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, the related increase in reserves for certain immediate annuities with life contingencies is recorded net of tax as a reduction of unrealized net capital gains included in accumulated other comprehensive income.

Contractholder funds

Contractholder funds represent interest-bearing liabilities arising from the sale of products such as interest-sensitive life, fixed annuities, bank deposits and funding agreements. Contractholder funds are comprised primarily of deposits received and interest credited to the benefit of the contractholder less surrenders and withdrawals, mortality charges and administrative expenses (see Note 8). Contractholder funds also include reserves for secondary guarantees on interest-sensitive life insurance and certain fixed annuity contracts and reserves for certain guarantees on reinsured variable annuity contracts.

Separate accounts

Separate accounts assets are carried at fair value. The assets of the separate accounts are legally segregated and available only to settle separate account contract obligations. Separate accounts liabilities represent the contractholders' claims to the related assets and are carried at an amount equal to the separate accounts assets. Investment income and realized capital gains and losses of the separate accounts accrue directly to the contractholders and therefore, are not included in the Company's Consolidated Statements of Operations. Deposits to and surrenders and withdrawals from the separate accounts are reflected in separate accounts liabilities and are not included in consolidated cash flows.

Absent any contract provision wherein the Company provides a guarantee, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts' funds may not meet their stated investment objectives. Substantially all of the Company's variable annuity business was reinsured to Prudential beginning in 2006.

Deferred Employee Stock Ownership Plan ("ESOP") expense

Deferred ESOP expense represents the remaining unrecognized cost of shares acquired by the Allstate ESOP to pre-fund a portion of the Company's contribution to the Allstate 401(k) Savings Plan (see Note 16).

Equity incentive plans

The Company currently has equity incentive plans that permit the Company to grant nonqualified stock options, incentive stock options, restricted or unrestricted shares of the Company's stock and restricted stock units ("equity awards") to certain employees and directors of the Company (see Note 17). The Company recognizes the fair value of equity awards computed at the award date over the period in which the requisite service is rendered. The Company uses a binomial lattice model to determine the fair value of employee stock options.

Off-balance-sheet financial instruments

Commitments to invest, commitments to purchase private placement securities, commitments to fund mortgage loans, financial guarantees and credit guarantees have off-balance-sheet risk because their contractual amounts are not recorded in the Company's Consolidated Statements of Financial Position (see Note 6 and Note 13).

Consolidation of variable interest entities ("VIEs")

The Company consolidates VIEs when it is the primary beneficiary. A primary beneficiary is the holder of variable interests that will absorb a majority of the expected losses or receive a majority of the entity's expected returns, or both (see Note 11).

Foreign currency translation

The local currency of the Company's foreign subsidiaries is deemed to be the functional currency of the country in which these subsidiaries operate. The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the end of a reporting period for assets and liabilities and at average exchange rates during the period for results of operations. The unrealized gains and losses from the translation of the net assets are recorded as unrealized foreign currency translation adjustments and included in accumulated other comprehensive income in the Consolidated Statements of Financial Position. Changes in unrealized foreign currency translation adjustments are included in other comprehensive income. Gains and losses from foreign currency transactions are reported in operating costs and expenses and have not been material.

Earnings per share

Basic earnings per share is computed based on the weighted average number of common shares outstanding, including unvested restricted stock units. Diluted earnings per share is computed based on the weighted average number of common and dilutive potential common shares outstanding. For Allstate, dilutive potential common shares consist of outstanding stock options.

The computation of basic and diluted earnings per share for the years ended December 31 is presented in the following table.

($ in millions, except per share data)	2009	2008	2007
Numerator:			
Net income (loss)	$ 854	$ (1,679)	$ 4,636
Denominator:			
Weighted average common shares outstanding	539.6	548.3	594.2
Effect of dilutive potential common shares:			
Stock options	1.3	–	3.3
Weighted average common and dilutive potential common shares outstanding	540.9	548.3	597.5
Earnings per share - Basic	$ 1.58	$ (3.06)	$ 7.80
Earnings per share - Diluted	$ 1.58	$ (3.06)	$ 7.76

The effect of dilutive potential common shares does not include the effect of options with an anti-dilutive effect on earnings per share because their exercise prices exceed the average market price of Allstate common shares during the period or for which the unrecognized compensation cost would have an anti-dilutive effect. Options to purchase 25.9 million, 27.1 million and 8.9 million Allstate common shares, with exercise prices ranging from $23.13 to $65.38, $28.41 to $65.38 and $52.23 to $65.38, were outstanding at December 31, 2009, 2008, and 2007, respectively, but were not included in the computation of diluted earnings per share in those years.

As a result of the net loss for the year ended December 31, 2008, weighted average dilutive potential common shares outstanding resulting from stock options of 1.3 million were not included in the computation of diluted earnings per share since inclusion of these securities would have an anti-dilutive effect. In the absence of the net loss, weighted average common and dilutive potential common shares outstanding would have totaled 549.6 million for the year ended December 31, 2008.

Adopted accounting standards

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued new accounting guidance for the recognition of other-than-temporary impairments ("OTTI") of debt securities. If the fair value of a debt security is less than its amortized cost basis at the reporting date, an entity shall assess whether the impairment is an OTTI. When an entity intends to sell an impaired security or more likely than not will be required to sell an impaired security before recovery of its amortized cost basis, an OTTI is recognized in earnings. If the entity does not expect to recover the entire amortized cost basis of an impaired debt security, even if it does not intend to sell the security and it is not more likely than not that it would be required to sell the security before recovery of its amortized cost basis, the entity must consider, based upon an estimate of the present value of cash flows expected to be collected on the debt security as compared to its amortized cost basis, whether a credit loss exists. The portion of the total OTTI related to a credit loss shall be recognized in earnings while the portion of the total OTTI related to factors other than credit shall be recognized in OCI. The statement of operations is required to present the total OTTI with an offset for the amount of the total OTTI that is recognized in OCI. The statement disclosing accumulated other comprehensive income ("AOCI") is required to separately present amounts recognized for debt securities for which a portion of an OTTI has been recognized in earnings.

The new guidance expands disclosure requirements for both debt and equity securities and requires a more detailed, risk-oriented breakdown of security types and related information, and requires that the annual disclosures be made for interim periods. In addition, new disclosures are required about significant inputs used in determining credit losses as well as a rollforward of credit losses each period. The disclosures are not required for earlier periods presented for comparative purposes. The new guidance applies to existing and new investments held as of the beginning of the interim period of adoption.

The Company adopted the provisions of the new guidance as of April 1, 2009. The adoption resulted in the reclassification of $1.15 billion of previously recorded OTTI write-downs from retained income to unrealized capital losses. The cumulative effect of adoption, net of related DAC, DSI and tax adjustments, was an increase in retained income of $863 million and a decrease in unrealized net capital gains and losses of $578 million, with a net benefit to equity of $285 million. The benefit to equity resulted from a decrease in a deferred tax asset valuation allowance. The adoption did not have an impact on the Company's Consolidated Statement of Operations. The effect of the adoption on net income and related per share amounts for interim periods after adoption is not determinable. The accounting standard incorporates management's intent as a critical component to the determination of the amount recorded and this assessment process was changed as of April 1, 2009 to an intent to sell model from an intent to hold model.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new accounting guidance relating to fair value measurements to provide additional guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased. Guidance on identifying circumstances that indicate a transaction is not orderly is also provided. If it is concluded that there has been a significant decrease in the volume and level of market activity for an asset or liability in relation to normal market activity, transaction or quoted prices may not be determinative of fair value and further analysis of transaction or quoted prices may be necessary. Determination of whether a transaction is orderly is based on the weight of relevant evidence.

The disclosure requirements are expanded to include the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs during the quarterly reporting period. Disclosures of assets and liabilities measured at fair value are to be presented by major security type. Disclosures are not required for earlier periods presented for comparative purposes. Revisions resulting from a change in valuation technique or its application shall be accounted for as a change in accounting estimate and disclosed, along with the total effect of the change in valuation technique and related inputs, if practicable, by major category. The Company adopted the provisions of the new guidance as of April 1, 2009. The adoption had no effect on the Company's results of operations or financial position.

Interim Disclosures about Fair Value of Financial Instruments

In April 2009, the FASB issued new accounting guidance to require disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. The disclosures are not required for earlier periods presented for comparative purposes. The Company adopted the provisions of the new guidance as of June 30, 2009. The new guidance affects disclosures only and therefore the adoption had no impact on the Company's results of operations or financial position.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued new accounting guidance which clarifies that a noncontrolling interest in a subsidiary is that portion of the subsidiary's equity that is attributable to owners of the subsidiary other than its parent or parent's affiliates. Noncontrolling interests are required to be reported as equity in the consolidated financial statements and as such, net income will include amounts attributable to both the parent and the noncontrolling interest with disclosure of the amounts attributable to each on the face of the consolidated statements of operations, if material. All changes in a parent's ownership interest in a subsidiary when control of the subsidiary is retained should be accounted for as equity transactions. In contrast, when control over a subsidiary is relinquished and the subsidiary is deconsolidated, a parent is required to recognize a gain or loss in net income as well as provide certain associated expanded disclosures. The new guidance requires prospective application as of the beginning of the fiscal year in which the standard is initially applied, except for the presentation and disclosure requirements which are to be applied retrospectively for all periods presented. The adoption of the new guidance in first quarter 2009 resulted in $32 million of noncontrolling interest being reclassified from total liabilities to total equity on the December 31, 2008 Consolidated Statement of Financial Position presented. The adoption did not have a material effect on the Company's results of operations.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued new accounting guidance, which amends and expands the disclosure requirements for derivatives. The new disclosures are designed to enhance the understanding of how and why an entity uses derivative instruments and how derivative instruments affect an entity's financial position, results of operations, and cash flows. The standard requires, on a quarterly basis, quantitative disclosures about the potential cash outflows associated with the triggering of credit-risk-contingent features, if any; tabular disclosures about the classification and fair value amounts of derivative instruments reported in the statement of financial position; disclosure of the location and amount of gains and losses on derivative instruments reported in the statement of operations; and qualitative information about how and why an entity uses derivative instruments and how derivative instruments and related hedged items affect the entity's financial statements. Disclosures are not required for earlier periods presented for comparative purposes. The new guidance affects disclosures only and therefore the adoption as of March 31, 2009 had no impact on the Company's results of operations or financial position.

Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities

In June 2008, the FASB issued new accounting guidance clarifying that non-forfeitable instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, should be included in the earnings allocation in computing earnings per share under the two-class method. The two-class method is an earnings allocation formula that treats participating securities as having the same rights to earnings as available to common shareholders. The adoption of the new guidance in first quarter 2009 impacted previously reported basic and diluted earnings per share amounts as follows: changed from $(3.07) to $(3.06) for the year ended December 31, 2008 for both basic and diluted earnings per share and changed from $7.83 to $7.80 and from $7.77 to $7.76 for the year ended December 31, 2007 for basic and diluted earnings per share, respectively.

Employers' Disclosures about Postretirement Benefit Plan Assets

In January 2009, the FASB issued new accounting guidance relating to an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. Since plan assets measured at fair value are reported net of benefit obligations in an employer's statements of financial position, the disclosures are intended to increase transparency surrounding the types of assets and associated risks in the employer approved benefit plans. Companies are required to disclose information about how investment allocation decisions are made in the plans, the fair value of each major category of plan assets at each annual reporting date for each individual plan, information that would enable users to assess the assumptions and valuation techniques used in the development of the fair value measurements at the reporting date, and information that provides an understanding of significant concentrations of risk in plan assets. The disclosures are not required for earlier periods that are presented for comparative purposes. The new guidance affects disclosures only and therefore the adoption as of December 31, 2009 had no impact on the Company's results of operations or financial position.

Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)

In September 2009, the FASB issued new accounting guidance relating to investments that are required or permitted to be measured or disclosed at fair value when the investment does not have a readily determinable fair value and is accounted for using measurement principles pertaining to investment companies. As a practical expedient, the guidance allows a reporting entity to measure the fair value of these investments on the basis of the net asset value per share of the investment (or its equivalent). The amendments include additional disclosure requirements. The adoption as of December 31, 2009 had no effect on the Company's results of operations or financial position.

Pending accounting standards

Consolidation of Variable Interest Entities

In June 2009, the FASB issued new accounting guidance which requires an entity to perform a qualitative analysis to determine whether it holds a controlling financial interest (i.e., is a primary beneficiary) in a variable interest entity ("VIE"). The analysis identifies the primary beneficiary of a VIE as the entity that has both the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and the obligation to absorb losses, or the right to receive benefits, that could potentially be significant to the VIE. Additional amendments include a requirement to perform ongoing reassessments to determine whether an entity is the primary beneficiary of a VIE and elimination of the quantitative approach for determining the primary beneficiary of a VIE. The guidance is effective for fiscal years beginning after November 15, 2009. The Company is in process of evaluating the impact of adoption on the Company's results of operations or financial position.

Disclosures about Fair Value Measurements

In January 2010, the FASB issued new accounting guidance which expands disclosure requirements relating to fair value measurements. The guidance adds requirements for disclosing amounts of and reasons for significant transfers into and out of Levels 1 and 2 and requires gross rather than net disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. The guidance also provides clarification that fair value measurement disclosures are required for each class of assets and liabilities. Disclosures about the valuation techniques and inputs used to measure fair value for measurements that fall in either Level 2 or Level 3 are also required. The new disclosures and clarifications of existing disclosures are effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which are required for fiscal years beginning after December 15, 2010. Disclosures are not required for earlier periods presented for comparative purposes. The new guidance affects disclosures only and therefore its adoption will have no impact on the Company's results of operations or financial position.

3. Supplemental Cash Flow Information

Non-cash investment exchanges, including modifications of certain fixed income securities, mortgage loans and other investments, as well as mergers completed with equity securities and limited partnerships, totaled $485 million, $37 million and $126 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Liabilities for collateral received in conjunction with the Company's securities lending and for funds received from the Company's security repurchase business activities were $449 million, $320 million and $3.39 billion at December 31, 2009, 2008 and 2007, respectively, and are reported in other liabilities and accrued expenses in the Consolidated Statements of Financial Position. Obligations to return cash collateral for over-the-counter ("OTC") derivatives were $209 million, $20 million and $72 million at December 31, 2009, 2008 and 2007, respectively, and are reported in other liabilities and accrued expenses or other investments. The accompanying cash flows are included in cash flows from operating activities in the Consolidated Statements of Cash Flows along with the activities resulting from management of the proceeds, which for the years ended December 31 are as follows:

($ in millions)	2009	2008	2007
Net change in proceeds managed			
Net change in fixed income securities	$ —	$ 559	$ (199)
Net change in short-term investments	(316)	2,562	879
Operating cash flow (used) provided	(316)	3,121	680
Net change in cash	(2)	—	3
Net change in proceeds managed	$ (318)	$ 3,121	$ 683
Net change in liabilities			
Liabilities for collateral and security repurchase, beginning of year	$ (340)	$ (3,461)	$ (4,144)
Liabilities for collateral and security repurchase, end of year	(658)	(340)	(3,461)
Operating cash flow provided (used)	$ 318	$ (3,121)	$ (683)

4. Investments

Fair values

The amortized cost, gross unrealized gains and losses and fair value for fixed income securities are as follows:

($ in millions)	Amortized cost	Gross unrealized Gains	Gross unrealized Losses	Fair value
At December 31, 2009				
U.S. government and agencies	$ 7,333	$ 219	$ (16)	$ 7,536
Municipal	21,683	537	(940)	21,280
Corporate	32,770	1,192	(847)	33,115
Foreign government	2,906	306	(15)	3,197
RMBS	9,487	130	(1,630)	7,987
CMBS	3,511	30	(955)	2,586
ABS	3,514	62	(550)	3,026
Redeemable preferred stock	39	1	(1)	39
Total fixed income securities	$ 81,243	$ 2,477	$ (4,954)	$ 78,766

($ in millions)	Amortized cost	Gross unrealized		Fair value
		Gains	Losses	
At December 31, 2008				
U.S. government and agencies	$ 3,272	$ 963	$ (1)	$ 4,234
Municipal	23,565	467	(2,184)	21,848
Corporate	31,040	463	(3,876)	27,627
Foreign government	2,206	544	(75)	2,675
RMBS	8,010	93	(1,538)	6,565
CMBS	5,840	10	(2,004)	3,846
ABS	3,135	5	(1,353)	1,787
Redeemable preferred stock	36	—	(10)	26
Total fixed income securities	$ 77,104	$ 2,545	$ (11,041)	$ 68,608

Scheduled maturities

The scheduled maturities for fixed income securities are as follows at December 31, 2009:

($ in millions)	Amortized cost	Fair value
Due in one year or less	$ 2,264	$ 2,282
Due after one year through five years	23,558	24,096
Due after five years through ten years	14,667	15,120
Due after ten years	27,753	26,255
	68,242	67,753
RMBS and ABS	13,001	11,013
Total	$ 81,243	$ 78,766

Actual maturities may differ from those scheduled as a result of prepayments by the issuers. Because of the potential for prepayment on RMBS and ABS, they are not categorized by contractual maturity. The CMBS are categorized by contractual maturity because they generally are not subject to prepayment risk.

Net investment income

Net investment income for the years ended December 31 is as follows:

($ in millions)	2009	2008	2007
Fixed income securities	$ 3,998	$ 4,783	$ 5,459
Equity securities	80	120	114
Mortgage loans	498	618	600
Limited partnership interests	17	62	293
Short-term investments	27	195	221
Other	(10)	54	191
Investment income, before expense	4,610	5,832	6,878
Investment expense	(166)	(210)	(443)
Net investment income	$ 4,444	$ 5,622	$ 6,435

Realized capital gains and losses

Realized capital gains and losses by security type for the years ended December 31 are as follows:

($ in millions)	2009	2008	2007
Fixed income securities	$ (302)	$ (2,781)	$ (126)
Equity securities	181	(1,149)	1,086
Mortgage loans	(144)	(94)	(1)
Limited partnership interests	(446)	(194)	225
Derivatives	206	(821)	62
Other	(78)	(51)	(11)
Realized capital gains and losses	$ (583)	$ (5,090)	$ 1,235

Realized capital gains and losses by transaction type for the years ended December 31 are as follows:

($ in millions)	2009	2008	2007
Impairment write-downs [1]	$ (1,562)	$ (1,983)	$ (163)
Change in intent write-downs [2]	(357)	(1,752)	(147)
Net OTTI losses recognized in earnings	(1,919)	(3,735)	(310)
Sales	1,272	(464)	1,483
Valuation of derivative instruments	367	(1,280)	(77)
Settlements of derivative instruments	(162)	486	139
EMA LP income [3]	(141)	(97)	–
Realized capital gains and losses	$ (583)	$ (5,090)	$ 1,235

[1] Beginning April 1, 2009 for fixed income securities, impairment write-downs reflect the credit loss component of issue specific other-than-temporary declines in fair value where the amortized cost basis is not expected to be entirely recovered. For periods prior to April 1, 2009 for fixed income securities and all periods for equity securities, impairment write-downs reflect issue specific other-than-temporary declines in fair value, including instances where the Company could not reasonably assert that the recovery period would be temporary.

[2] Beginning April 1, 2009 for fixed income securities, change in intent write-downs reflect instances where the Company has made a decision to sell the security or it is more likely than not the Company will be required to sell the security before recovery of its amortized cost basis. For periods prior to April 1, 2009 for fixed income securities and all periods for equity securities, change in intent write-downs reflect instances where the Company could not assert a positive intent to hold until recovery.

[3] Beginning in the fourth quarter of 2008, income from EMA LP is reported in realized capital gains and losses. EMA LP income for periods prior to the fourth quarter of 2008 is reported in net investment income.

Gross gains of $1.21 billion, $718 million and $268 million and gross losses of $373 million, $485 million and $293 million were realized on sales of fixed income securities during 2009, 2008 and 2007, respectively.

Other-than-temporary impairment losses by asset type for the year ended December 31, 2009 are as follows:

($ in millions)	Total	Included in OCI	Net
Fixed income securities:			
Municipal	$ (140)	$ (10)	$ (130)
Corporate	(213)	13	(226)
Foreign government	(17)	–	(17)
RMBS	(672)	(384)	(288)
CMBS	(411)	(102)	(309)
ABS	(208)	26	(234)
Total fixed income securities	(1,661)	(457)	(1,204)
Equity securities	(264)	–	(264)
Mortgage loans	(103)	–	(103)
Limited partnership interests	(308)	–	(308)
Other	(40)	–	(40)
Other-than-temporary impairment losses	$ (2,376)	$ (457)	$ (1,919)

The total amount of other-than-temporary impairment losses included in accumulated other comprehensive income for fixed income securities at December 31, 2009, which were not included in earnings, are presented in the following table. The amount excludes $192 million of net unrealized gains related to changes in valuation of the fixed income securities subsequent to the impairment measurement date.

($ in millions)		
Municipal	$	(10)
Corporate		(51)
RMBS		(594)
CMBS		(127)
ABS		(89)
Total	$	(871)

A rollforward of the amount recognized in earnings related to credit losses for fixed income securities is presented in the following table.

($ in millions)		
Beginning balance of cumulative credit loss for securities held at April 1, 2009	$	(1,357)
Additional credit loss for securities previously other-than-temporarily impaired		(136)
Additional credit loss for securities not previously other-than-temporarily impaired		(518)
Reduction in credit loss for securities disposed or collected		824
Reduction in credit loss for securities other-than-temporarily impaired to fair value		–
Change in credit loss due to accretion of increase in cash flows and time value of cash flows for securities previously other-than-temporarily impaired		–
Ending balance at December 31, 2009	$	(1,187)

The Company uses its best estimate of future cash flows expected to be collected from the fixed income security discounted at the security's original or current effective rate, as appropriate, to calculate a recovery value and determine whether a credit loss exists. The determination of cash flow estimates is inherently subjective and methodologies may vary depending on facts and circumstances specific to the security. All reasonably available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable assumptions and forecasts, are considered when developing the estimate of cash flows expected to be collected. That information generally includes, but is not limited to, the remaining payment terms of the security, prepayment speeds, foreign exchange rates, the financial condition of the issue or issuer(s), expected defaults, expected recoveries, the value of underlying collateral and current subordination levels, vintage, geographic concentration, available reserves or escrows, third party guarantees and other credit enhancements. Additionally, other information, such as industry analyst reports and forecasts, sector credit ratings, financial condition of the bond insurer for insured fixed income securities, and other market data relevant to the realizability of contractual cash flows, may also be considered. The estimated fair value of collateral may be used to estimate recovery value if the Company determines that the security is dependent on the liquidation of collateral for ultimate settlement. If the estimated recovery value is less than the amortized cost of the security, a credit loss exists and an other-than-temporary impairment for the difference between the estimated recovery value and amortized cost is recorded in earnings. The unrealized loss deemed to be related to factors other than credit remains classified in OCI. If the Company determines that the fixed income security does not have sufficient cash flow or other information to determine a recovery value for the security, the Company may conclude that the entire decline in fair value is deemed to be credit related and is recorded in earnings.

Unrealized net capital gains and losses

Unrealized net capital gains and losses included in accumulated other comprehensive income are as follows:

($ in millions) At December 31, 2009	Fair value	Gross unrealized Gains	Gross unrealized Losses	Unrealized net gains (losses)
Fixed income securities [1]	$ 78,766	$ 2,477	$ (4,954)	$ (2,477)
Equity securities	5,024	381	(202)	179
Short-term investments	3,056	—	—	—
Derivative instruments [2]	(20)	2	(25)	(23)
Unrealized net capital gains and losses, pre-tax				(2,321)
Amounts recognized for:				
Insurance reserves [3]				—
DAC and DSI [4]				990
Amounts recognized				990
Deferred income taxes				461
Unrealized net capital gains and losses, after-tax				$ (870)

[1] Unrealized net capital gains and losses for fixed income securities as of December 31, 2009 comprises $(679) million related to unrealized net capital losses on fixed income securities with OTTI and $(1,798) million related to other unrealized net capital gains and losses.
[2] Included in the fair value of derivative securities are $(2) million classified as assets and $18 million classified as liabilities.
[3] The insurance reserves adjustment represents the amount by which the reserve balance would increase if the net unrealized gains in the applicable product portfolios were realized and reinvested at current lower interest rates, resulting in a premium deficiency. Although the Company evaluates premium deficiencies on the combined performance of life insurance and immediate annuities with life contingencies, the adjustment primarily relates to structured settlement annuities with life contingencies, in addition to annuity buy-outs and certain payout annuities with life contingencies.
[4] The DAC and DSI adjustment balance represents the amount by which the amortization of DAC and DSI would increase or decrease if the unrealized gains or losses in the respective product portfolios were realized.

At December 31, 2008	Fair value	Gross unrealized Gains	Gross unrealized Losses	Unrealized net gains (losses)
Fixed income securities	$ 68,608	$ 2,545	$ (11,041)	$ (8,496)
Equity securities	2,805	112	(444)	(332)
Short-term investments	8,906	4	(1)	3
Derivative instruments [1]	15	25	(14)	11
Unrealized net capital gains and losses, pre-tax				(8,814)
Amounts recognized for:				
Insurance reserves				(378)
DAC and DSI				3,500
Amounts recognized				3,122
Deferred income taxes				1,954
Unrealized net capital gains and losses, after-tax				$ (3,738)

[1] Included in the fair value of derivative securities are $4 million classified as assets and $(11) million classified as liabilities.

Notes

Change in unrealized net capital gains and losses

The change in unrealized net capital gains and losses for the years ended December 31 is as follows:

($ in millions)	2009	2008	2007
Fixed income securities	$ 6,019	$ (9,452)	$ (1,584)
Equity securities	511	(1,322)	(761)
Short-term investments	(3)	3	—
Derivative instruments	(34)	44	(16)
Total	6,493	(10,727)	(2,361)
Amounts recognized for:			
Insurance reserves	378	681	70
DAC and DSI	(2,510)	2,988	467
(Decrease) increase in amounts recognized	(2,132)	3,669	537
Deferred income taxes	(1,493)	2,432	638
Increase (decrease) in unrealized net capital gains and losses	$ 2,868	$ (4,626)	$ (1,186)

Portfolio monitoring

The Company has a comprehensive portfolio monitoring process to identify and evaluate each fixed income and equity security whose carrying value may be other-than-temporarily impaired.

For each fixed income security in an unrealized loss position, the Company assesses whether management with the appropriate authority has made a decision to sell or whether it is more likely than not the Company will be required to sell the security before recovery of the amortized cost basis for reasons such as liquidity, contractual or regulatory purposes. If a security meets either of these criteria, the security's decline in fair value is deemed other than temporary and is recorded in earnings.

If the Company has not made the decision to sell the fixed income security and it is not more likely than not the Company will be required to sell the fixed income security before recovery of its amortized cost basis, the Company evaluates if it expects to receive cash flows sufficient to recover the entire amortized cost basis of the security by comparing the estimated recovery value calculated by discounting the best estimate of future cash flows at the security's original or current effective rate, as appropriate, with the amortized cost of the security. If the Company does not expect to receive cash flows sufficient to recover the entire amortized cost basis of the fixed income security, the credit loss component of the impairment is recorded in earnings, with the remaining amount of the unrealized loss deemed to be related to other factors and recognized in OCI.

For equity securities, the Company considers various factors, including whether the Company has the intent and ability to hold the equity security for a period of time sufficient to recover its cost basis. Where the Company lacks the intent and ability to hold to recovery, or believes the recovery period is extended, the equity security's decline in fair value is considered other than temporary and is recorded in earnings. For equity securities managed by a third party, the Company has contractually retained its decision making authority as it pertains to selling equity securities that are in an unrealized loss position.

The Company's portfolio monitoring process includes a quarterly review of all securities through a screening process which identifies instances where the fair value compared to amortized cost for fixed income securities and cost for equity securities is below established thresholds, and also includes the monitoring of other criteria such as ratings, ratings downgrades or payment defaults. The securities identified, in addition to other securities for which the Company may have a concern, are evaluated for potential other-than-temporary impairment using all reasonably available information relevant to the collectability or recovery of the security. Inherent in the Company's evaluation of other-than-temporary impairment for these fixed income and equity securities are assumptions and estimates about the financial condition of the issue or issuer and its future earnings potential. Some of the factors considered in evaluating whether a decline in fair value is other than temporary are: 1) the length of time and extent to which the fair value has been less than amortized cost for fixed income securities, or cost for equity securities; 2) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering prices; and 3) the specific reasons that a security is in a significant unrealized loss position, including overall market conditions which could affect liquidity.

The following table summarizes the gross unrealized losses and fair value of fixed income and equity securities by the length of time that individual securities have been in a continuous unrealized loss position.

($ in millions)	Less than 12 months			12 months or more			Total unrealized losses
	Number of issues	Fair value	Unrealized losses	Number of issues	Fair value	Unrealized losses	
At December 31, 2009							
Fixed income securities							
U.S. government and agencies	38	$ 3,523	$ (16)	—	$ —	$ —	$ (16)
Municipal	761	3,646	(123)	747	5,024	(817)	(940)
Corporate	399	5,072	(178)	421	5,140	(669)	(847)
Foreign government	50	505	(15)	1	1	—	(15)
RMBS	387	1,092	(23)	453	2,611	(1,607)	(1,630)
CMBS	25	232	(4)	259	1,790	(951)	(955)
ABS	39	352	(20)	173	1,519	(530)	(550)
Redeemable preferred stock	1	—	—	1	21	(1)	(1)
Total fixed income securities [(1)]	1,700	14,422	(379)	2,055	16,106	(4,575)	(4,954)
Equity securities	1,665	1,349	(113)	28	450	(89)	(202)
Total fixed income and equity securities	3,365	$ 15,771	$ (492)	2,083	$ 16,556	$ (4,664)	$ (5,156)
Investment grade fixed income securities	1,587	$ 13,891	$ (293)	1,561	$ 13,127	$ (2,848)	$ (3,141)
Below investment grade fixed income securities	113	531	(86)	494	2,979	(1,727)	(1,813)
Total fixed income securities	1,700	$ 14,422	$ (379)	2,055	$ 16,106	$ (4,575)	$ (4,954)
At December 31, 2008							
Fixed income securities							
U.S. government and agencies	5	$ 230	$ (1)	—	$ —	$ —	$ (1)
Municipal	2,648	11,981	(1,983)	117	598	(201)	(2,184)
Corporate	1,632	14,827	(2,050)	448	4,504	(1,826)	(3,876)
Foreign government	58	349	(63)	3	13	(12)	(75)
RMBS	465	1,875	(457)	317	1,685	(1,081)	(1,538)
CMBS	295	2,729	(797)	179	899	(1,207)	(2,004)
ABS	81	551	(124)	181	1,092	(1,229)	(1,353)
Redeemable preferred stock	3	17	(10)	1	1	—	(10)
Total fixed income securities	5,187	32,559	(5,485)	1,246	8,792	(5,556)	(11,041)
Equity securities	325	1,897	(398)	10	53	(46)	(444)
Total fixed income and equity securities	5,512	$ 34,456	$ (5,883)	1,256	$ 8,845	$ (5,602)	$ (11,485)
Investment grade fixed income securities	4,687	$ 30,484	$ (4,813)	1,081	$ 7,988	$ (4,961)	$ (9,774)
Below investment grade fixed income securities	500	2,075	(672)	165	804	(595)	(1,267)
Total fixed income securities	5,187	$ 32,559	$ (5,485)	1,246	$ 8,792	$ (5,556)	$ (11,041)

[(1)] Gross unrealized losses resulting from factors other than credit on fixed income securities with other-than-temporary impairments for which the Company has recorded a credit loss in earnings total $20 million for the less than 12 month category and $729 million for the 12 months or greater category.

As of December 31, 2009, $1.55 billion of unrealized losses are related to securities with an unrealized loss position less than 20% of cost or amortized cost, the degree of which suggests that these securities do not pose a high risk of being other-than-temporarily impaired. Of the $1.55 billion, $1.20 billion are related to unrealized losses on investment grade fixed income securities. Investment grade is defined as a security having a rating of Aaa, Aa, A or Baa from Moody's, a rating of AAA, AA, A or BBB from S&P, Fitch, Dominion or Realpoint, a rating of aaa, aa, a or bbb from A.M. Best, or a comparable internal rating if an externally provided rating is not available, which is consistent with the National Association of Insurance Commissioners ("NAIC") rating. Unrealized losses on investment grade securities are principally related to rising interest rates or changes in credit spreads since the securities were acquired.

As of December 31, 2009, the remaining $3.61 billion of unrealized losses are related to securities in unrealized loss positions greater than or equal to 20% of cost or amortized cost. Investment grade securities comprising $1.94 billion of these unrealized losses were evaluated based on factors such as discounted cash flows, the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contractual obligations, such as recent financings or bank loans, cash flows from operations, collateral or the position of a subsidiary with respect to its parent's bankruptcy. Of the $3.61 billion, $1.63 billion are related to below investment grade fixed income securities and $35 million are related to equity securities. Of these amounts, $1.47 billion of the below investment grade fixed income securities had been in an unrealized loss position for a period of twelve or more consecutive months as of December 31, 2009. Unrealized losses on below investment grade securities are principally related to RMBS, ABS and CMBS and were the result of wider credit spreads than at initial purchase which was largely due to the impact of macroeconomic conditions and credit market deterioration on real estate valuations. Securities in an unrealized loss position were evaluated based on discounted cash flows and credit ratings, as well as the performance of the underlying collateral relative to the securities' positions in the securities' respective capital structure. RMBS and ABS in an unrealized loss position were evaluated with credit enhancements from bond insurers where applicable. Municipal bonds in an unrealized loss position were evaluated based on the quality of the underlying security, as well as with credit enhancements from bond insurers, where applicable. Unrealized losses on equity securities are primarily related to equity market fluctuations.

As of December 31, 2009, the Company has not made a decision to sell and it is not more likely than not the Company will be required to sell fixed income securities with unrealized losses before recovery of the amortized cost basis. As of December 31, 2009, the Company had the intent and ability to hold the equity securities with unrealized losses for a period of time sufficient for them to recover.

Limited partnership impairment

As of December 31, 2009 and 2008, the carrying value of equity method limited partnership interests totaled $1.64 billion and $1.56 billion, respectively. The Company recognizes a loss in value for equity method investments when evidence demonstrates that it is other-than-temporarily impaired. Evidence of a loss in value that is other than temporary may include the absence of an ability to recover the carrying amount of the investment or the inability of the investee to sustain an earnings potential that would justify the carrying amount of the investment. In 2009, 2008 and 2007, the Company had write-downs of $11 million, $29 million and $18 million, respectively, related to equity method limited partnership interests.

As of December 31, 2009 and 2008, the carrying value for cost method limited partnership interests was $1.10 billion and $1.23 billion, respectively, which primarily included limited partnership interests in fund investments. The fair value for cost method investments is estimated to be equivalent to the reported net asset value of the underlying funds. To determine if an other-than-temporary impairment has occurred, the Company evaluates whether an impairment indicator has occurred in the period that may have a significant adverse effect on the carrying value of the investment. Impairment indicators may include: actual recent cash flows received being significantly less than expected cash flows; reduced valuations based on financing completed at a lower value; completed sale of a material underlying investment at a price significantly lower than expected; significantly reduced valuations of the investments held by limited partnerships; or any other adverse events since the last financial statements received that might affect the fair value of the investee's capital. Additionally, the Company uses a screening process to identify those investments whose net asset value is below established thresholds for certain periods of time, and investments that are performing below expectations, for further consideration. In 2009, 2008 and 2007, the Company had write-downs of $297 million, $83 million and $6 million, respectively, related to cost method investments that were other-than-temporarily impaired.

Mortgage loan impairment

A mortgage loan is impaired when it is probable that the Company will not collect the contractual principal and interest. The net carrying value of impaired loans at December 31, 2009 and 2008 was $409 million and $163 million, respectively. Total valuation allowances of $95 million and $4 million were held on impaired loans at December 31, 2009 and 2008, respectively. The Company recognized $97 million and $4 million of realized capital losses related to increases in the valuation allowances on impaired loans for the years ended December 31, 2009 and 2008, respectively. There were no valuation allowances prior to December 31, 2008. Realized capital losses recognized on mortgage loans held for sale totaled $6 million, $74 million and $30 million for the years ended December 31, 2009, 2008 and 2007 respectively.

Interest income for impaired loans is recognized on an accrual basis if payments are expected to continue to be received. Accrual of income is suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable. The Company recognized interest income on impaired loans of

$7 million, $6 million and $0.2 million during 2009, 2008 and 2007, respectively. The average balance of impaired loans was $327 million, $44 million and $3 million during 2009, 2008 and 2007, respectively.

Investment concentration for municipal bond and commercial mortgage portfolios

The Company maintains a diversified portfolio of municipal bonds. The following table shows the principal geographic distribution of municipal bond issuers represented in the Company's portfolio. No other state represents more than 5% of the portfolio at December 31.

(% of municipal bond portfolio carrying value)	2009	2008
California	13.3%	12.1%
Texas	8.9	10.3
Florida	5.9	5.5
Illinois	5.3	4.7

The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower. The following table shows the principal geographic distribution of commercial real estate represented in the Company's mortgage portfolio. No other state represented more than 5% of the portfolio at December 31.

(% of commercial mortgage portfolio carrying value)	2009	2008
California	22.6%	20.6%
Illinois	9.4	9.2
New York	6.3	5.7
Pennsylvania	6.0	6.2
New Jersey	5.9	6.1
Texas	5.0	7.0

The types of properties collateralizing the commercial mortgage loans at December 31 are as follows:

(% of commercial mortgage portfolio carrying value)	2009	2008
Office buildings	35.3%	32.4%
Retail	24.2	24.3
Warehouse	23.2	23.0
Apartment complex	11.9	15.5
Other	5.4	4.8
Total	100.0%	100.0%

The contractual maturities of the commercial mortgage loan portfolio as of December 31, 2009 for loans that were not in foreclosure are as follows:

($ in millions)	Number of loans	Carrying value	Percent
2010	78	$ 959	12.2%
2011	82	1,144	14.5
2012	98	1,115	14.1
2013	73	676	8.6
Thereafter	394	3,988	50.6
Total	725	$ 7,882	100.0%

In 2009, $853 million of commercial mortgage loans were contractually due. Of these, 67% were paid as due, 23% were extended generally for less than one year, 9% have been refinanced and 1% were foreclosed or in the process of foreclosure. As of December 31, 2009, the Company has five loans totaling $49 million that are in foreclosure. Additionally, the Company has $72 million of delinquent loans that are not in the process of foreclosure.

Concentration of credit risk

At December 31, 2009, the Company is not exposed to any credit concentration risk of a single issuer and its affiliates greater than 10% of the Company's shareholders' equity.

Securities loaned

The Company's business activities include securities lending programs with third parties, mostly large banks. At December 31, 2009 and 2008, fixed income and equity securities with a carrying value of $434 million and $307 million, respectively, were on loan under these agreements. In return, the Company receives cash that it invests and includes in short-term investments and fixed income securities, with an offsetting liability recorded in other liabilities and accrued expenses to account for the Company's obligation to return the collateral. Interest income on collateral, net of fees, was $2 million, $48 million and $19 million, for the years ended December 31, 2009, 2008 and 2007, respectively.

Other investment information

Included in fixed income securities are below investment grade assets totaling $4.98 billion and $3.28 billion at December 31, 2009 and 2008, respectively.

At December 31, 2009, fixed income securities and short-term investments with a carrying value of $267 million were on deposit with regulatory authorities as required by law.

At December 31, 2009, the carrying value of fixed income securities that were non-income producing was $11 million. No other investments were non-income producing at December 31, 2009.

5. Fair Value of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies.

The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Consolidated Statements of Financial Position at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company can access.

Level 2: Assets and liabilities whose values are based on the following:
(a) Quoted prices for similar assets or liabilities in active markets;
(b) Quoted prices for identical or similar assets or liabilities in markets that are not active; or
(c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets and liabilities.

The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Company in determining fair value is typically greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2, or from Level 2 to Level 3.

Certain assets are not carried at fair value on a recurring basis, including investments such as mortgage loans, limited partnership interests, bank loans and policy loans. Accordingly, such investments are only included in the fair value hierarchy disclosure when the investment is subject to remeasurement at fair value after initial recognition and the resulting remeasurement is reflected in the consolidated financial statements. In addition, equity options embedded in fixed income securities are not disclosed in the hierarchy with free-standing derivatives as the embedded derivatives are presented with the host contract in fixed income securities. As of December 31, 2009, 72.9% of total assets are measured at fair value and 0.6% of total liabilities are measured at fair value. Fair value calculations are performed for 78.8% of total assets and 40.3% of total liabilities, which are disclosed in this footnote.

Summary of significant valuation techniques for assets and liabilities measured at fair value on a recurring basis

Level 1 measurements

- Fixed income securities: Comprise U.S. Treasuries. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.
- Equity securities: Comprise actively traded, exchange-listed U.S. and international equity securities. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.
- Short-term: Comprise actively traded money market funds that have daily quoted net asset values for identical assets that the Company can access.
- Separate account assets: Comprise actively traded mutual funds that have daily quoted net asset values for identical assets that the Company can access. Net asset values for the actively traded mutual funds in which the separate account assets are invested are obtained daily from the fund managers.

Level 2 measurements

- Fixed income securities:

  U.S. government and agencies: Valued based on inputs including quoted prices for identical or similar assets in markets that are not active.

  Municipal: Externally rated municipals are valued based on inputs including quoted prices for identical or similar assets in markets that are not active. Included in municipals are auction rate securities ("ARS") other than those backed by student loans. ARS backed by student loans are included in Level 3.

  Corporate, including privately placed: Valued based on inputs including quoted prices for identical or similar assets in markets that are not active. Also includes privately placed securities valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer.

  Foreign government; RMBS - U.S. government sponsored entities ("U.S. Agency"), Prime residential mortgage-backed securities ("Prime") and Alt-A residential mortgage-backed securities ("Alt-A"); ABS – credit card, auto and student loans; Redeemable preferred stock: Valued based on inputs including quoted prices for identical or similar assets in markets that are not active.

  CMBS: Valuation is principally based on inputs including quoted prices for identical or similar assets in markets that are not active.

- Equity securities:Valued based on inputs including quoted prices for identical or similar assets in markets that are not active.
- Short-term: Commercial paper and other short-term investments are valued based on quoted prices for identical or similar assets in markets that are not active or amortized cost.
- Other investments: Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active.

  OTC derivatives, including interest rate swaps, foreign currency swaps, foreign exchange forward contracts, certain credit default swaps, and commodity swaps, are valued using models that rely on inputs such as interest rate yield curves, currency rates, adjustment for counterparty credit risks, and commodity prices that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

- Contractholder funds: Derivatives embedded in certain annuity contracts are valued based on internal models that rely on inputs such as interest rate yield curves and equity index volatility assumptions that are market observable for substantially the full term of the contract. The valuation techniques are widely accepted in the financial services industry and do not include significant judgment.

Level 3 measurements

- Fixed income securities:

  Municipal: ARS primarily backed by student loans that have become illiquid due to failures in the auction market and municipal bonds that are not rated by third party credit rating agencies but are generally rated by the NAIC are included in Level 3. ARS backed by student loans are valued based on a discounted cash flow model with certain inputs to the valuation model that are significant to the valuation, but are not market observable, including estimates of future coupon rates if auction failures continue, maturity assumptions, and illiquidity premium. Non-rated municipal bonds are valued based on valuation models that are widely accepted in the financial services industry and are categorized as Level 3 as a result of the significance of non-market observable inputs, which may include projections of future cash flows.

  Corporate, including privately placed: Valued based on non-binding broker quotes or based on models that are widely accepted in the financial services industry with certain inputs to the valuation model that are significant to the valuation, but are not market observable. Equity-indexed notes, which are senior unsecured debt obligations of corporate issuers, are categorized as Level 3 as a result of the significance of non-market observable inputs.

  RMBS - Subprime residential mortgage-backed securities ("Subprime") and Alt-A: Subprime and certain Alt-A are principally valued based on inputs including quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements. Certain Subprime and Alt-A are valued based on non-binding broker quotes. Due to the reduced availability of actual market prices or relevant observable inputs as a result of the decrease in liquidity that has been experienced in the market for these securities, Subprime and certain Alt-A are categorized as Level 3.

  CMBS: Valued based on non-binding broker quotes or based on inputs including quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements. Due to the reduced availability of actual market prices or relevant observable inputs as a result of the decrease in liquidity that has been experienced in the market for these securities, certain CMBS are categorized as Level 3.

  ABS - Collateralized debt obligations ("CDO"): Valued based on non-binding broker quotes received from brokers who are familiar with the investments. Due to the reduced availability of actual market prices or relevant observable inputs as a result of the decrease in liquidity that has been experienced in the market for these securities, all CDO are categorized as Level 3.

  ABS - student loans and other: Valued based on inputs including quoted prices for identical or similar assets in markets that are not active. Due to the reduced availability of actual market prices or relevant observable inputs as a result of the decrease in liquidity that has been experienced in the market for these securities, certain ABS are categorized as Level 3.

- Other investments: Certain free-standing OTC derivatives, such as interest rate caps and floors, certain credit default swaps and OTC options (including swaptions), are valued using valuation models that are widely accepted in the financial services industry. Non-market observable inputs such as volatility assumptions may be significant to the valuation of the instruments.

- Contractholder funds: Derivatives embedded in certain annuity contracts are valued internally using models widely accepted in the financial services industry that determine a single best estimate of fair value for the embedded derivatives within a block of contractholder liabilities. The models use stochastically determined cash flows based on the contractual elements of embedded derivatives and other applicable market data. These are categorized as Level 3 as a result of the significance of non-market observable inputs.

Assets and liabilities measured at fair value on a non-recurring basis

Mortgage loans and other investments written-down to fair value in connection with recognizing other-than-temporary impairments are valued using valuation models that are widely accepted in the financial services industry. Inputs to the valuation models include non-market observable inputs such as credit spreads. Limited partnership interests written-down to fair value in connection with recognizing other-than-temporary impairments are valued using net asset values and other sources.

The following table summarizes the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis as of December 31, 2009:

($ in millions)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Counterparty and cash collateral netting	Balance as of December 31, 2009
Assets					
Fixed income securities:					
U.S. government and agencies	$ 4,415	$ 3,121	$ –		$ 7,536
Municipal	–	18,574	2,706		21,280
Corporate	–	30,874	2,241		33,115
Foreign government	–	3,177	20		3,197
RMBS	–	6,316	1,671		7,987
CMBS	–	1,182	1,404		2,586
ABS	–	1,025	2,001		3,026
Redeemable preferred stock	–	37	2		39
Total fixed income securities	4,415	64,306	10,045		78,766
Equity securities	4,821	134	69		5,024
Short-term investments	278	2,778	–		3,056
Other investments:					
Free-standing derivatives	–	882	146	$ (482)	546
Separate account assets	9,072	–	–		9,072
Other assets	–	–	2		2
Total recurring basis assets	18,586	68,100	10,262	(482)	96,466
Non-recurring basis [1]	–	–	235		235
Total assets at fair value	$ 18,586	$ 68,100	$ 10,497	$ (482)	$ 96,701
% of total assets at fair value	19.2%	70.4%	10.9%	(0.5)%	100.0%
Liabilities					
Contractholder funds:					
Derivatives embedded in annuity contracts	$ –	$ (217)	$ (110)		$ (327)
Other liabilities:					
Free-standing derivatives	(2)	(596)	(91)	$ 276	(413)
Total liabilities at fair value	$ (2)	$ (813)	$ (201)	$ 276	$ (740)
% of total liabilities at fair value	0.3%	109.9%	27.1%	(37.3)%	100.0%

[1] Includes $211 million of mortgage loans and $24 million of limited partnership interests written-down to fair value in connection with recognizing other-than-temporary impairments.

Notes

The following table summarizes the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis as of December 31, 2008:

($ in millions)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Counterparty and cash collateral netting	Balance as of December 31, 2008
Assets					
Fixed income securities:					
U.S. government and agencies	$ 662	$ 3,572	$ –		$ 4,234
Municipal	–	19,385	2,463		21,848
Corporate	–	17,432	10,195		27,627
Foreign government	–	2,675	–		2,675
RMBS	–	3,577	2,988		6,565
CMBS	–	3,389	457		3,846
ABS	–	73	1,714		1,787
Redeemable preferred stock	–	24	2		26
Total fixed income securities	662	50,127	17,819		68,608
Equity securities	2,477	254	74		2,805
Short-term investments	563	8,343	–		8,906
Other investments:					
Free-standing derivatives	–	812	13	$ (525)	300
Separate account assets	8,239	–	–		8,239
Other assets	–	–	1		1
Total recurring basis assets	11,941	59,536	17,907	(525)	88,859
Non-recurring basis [1]	–	–	301		301
Total assets at fair value	$ 11,941	$ 59,536	$ 18,208	$ (525)	$ 89,160
% of total assets at fair value	13.4%	66.8%	20.4%	(0.6)%	100.0%
Liabilities					
Contractholder funds:					
Derivatives embedded in annuity contracts	$ –	$ (37)	$ (265)		$ (302)
Other liabilities:					
Free-standing derivatives	–	(1,177)	(114)	$ 505	(786)
Total liabilities at fair value	$ –	$ (1,214)	$ (379)	$ 505	$ (1,088)
% of total liabilities at fair value	–%	111.6%	34.8%	(46.4)%	100.0%

[1] Includes $165 million of mortgage loans, $121 million of limited partnership interests and $15 million of other investments written-down to fair value in connection with recognizing other-than-temporary impairments.

When the inputs used to measure fair value fall into different levels of the fair value hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Level 1 or Level 2) and unobservable (Level 3).

Notes

The following table provides a summary of changes in fair value during the year ended December 31, 2009 of Level 3 assets and liabilities held at fair value on a recurring basis. Net transfers in and/or out of Level 3 are reported as having occurred at the beginning of the quarter the transfer occurred; therefore, for all transfers into Level 3, all realized and changes in unrealized gains and losses in the quarter of transfer are reflected in the table below.

($ in millions)	Balance as of December 31, 2008	Total realized and unrealized gains (losses) included in: Net income [(1)]	Total realized and unrealized gains (losses) included in: OCI on Statement of Financial Position	Purchases, sales, issuances and settlements, net	Net transfers in and/or (out) of Level 3	Balance as of December 31, 2009	Total gains (losses) included in net income for assets and liabilities still held at December 31, 2009 [(3)]
Assets							
Fixed income securities:							
Municipal	$ 2,463	$ (34)	$ 191	$ (202)	$ 288	$ 2,706	$ (34)
Corporate	10,195	(20)	1,216	(1,411)	(7,739)	2,241	53
Foreign government	–	–	–	80	(60)	20	–
RMBS	2,988	(179)	283	(470)	(951)	1,671	(128)
CMBS	457	(399)	804	(42)	584	1,404	(318)
ABS	1,714	(202)	918	21	(450)	2,001	(122)
Redeemable preferred stock	2	–	–	–	–	2	(1)
Total fixed income securities	17,819	(834)	3,412	(2,024)	(8,328)	10,045	(550)
Equity securities	74	(4)	1	1	(3)	69	(5)
Other investments:							
Free-standing derivatives, net	(101)	62	–	94	–	55 [(2)]	180
Other assets	1	1	–	–	–	2	1
Total recurring Level 3 assets	$ 17,793	$ (775)	$ 3,413	$ (1,929)	$ (8,331)	$ 10,171	$ (374)
Liabilities							
Contractholder funds:							
Derivatives embedded in annuity contracts	$ (265)	$ 148	$ –	$ 7	$ –	$ (110)	$ 148
Total recurring Level 3 liabilities	$ (265)	$ 148	$ –	$ 7	$ –	$ (110)	$ 148

(1) The effect to net income totals $(627) million and is reported in the Consolidated Statements of Operations as follows: $(889) million in realized capital gains and losses, $111 million in net investment income, $(3) million in interest credited to contractholder funds and $(148) million in life and annuity contract benefits.

(2) Comprises $146 million of assets and $(91) million of liabilities.

(3) The amounts represent gains and losses included in net income for the period of time that the asset or liability was determined to be in Level 3. These gains and losses total $(226) million and are reported in the Consolidated Statements of Operations as follows: $(486) million in realized capital gains and losses, $106 million in net investment income, $(6) million in interest credited to contractholder funds, and $(148) million in life and annuity contract benefits.

The following table provides a summary of changes in fair value during the year ended December 31, 2008 of Level 3 assets and liabilities held at fair value on a recurring basis.

($ in millions)		Total realized and unrealized gains (losses) included in:					
	Balance as of January 1, 2008	Net income [1]	OCI on Statement of Financial Position	Purchases, sales, issuances and settlements, net	Net transfers in and/or (out) of Level 3	Balance as of December 31, 2008	Total gains (losses) included in net income for assets and liabilities still held at December 31, 2008 [3]
Assets							
Fixed income securities:							
Municipal	$ 1,477	$ 3	$ (385)	$ (205)	$ 1,573	$ 2,463	$ (5)
Corporate	12,868	(426)	(1,402)	(1,371)	526	10,195	(379)
Foreign government	19	1	–	(6)	(14)	–	–
RMBS	5,405	(971)	(731)	(1,058)	343	2,988	(708)
CMBS	833	(479)	(291)	(383)	777	457	(202)
ABS	3,769	(316)	(1,106)	(853)	220	1,714	(300)
Redeemable preferred stock	1	1	–	–	–	2	–
Total fixed income securities	24,372	(2,187)	(3,915)	(3,876)	3,425	17,819	(1,594)
Equity securities	129	(102)	5	20	22	74	(5)
Other investments:							
Free-standing derivatives, net	10	(235)	–	124	–	(101) [2]	(106)
Other assets	2	(1)	–	–	–	1	(1)
Total recurring Level 3 assets	$ 24,513	$ (2,525)	$ (3,910)	$ (3,732)	$ 3,447	$ 17,793	$ (1,706)
Liabilities							
Contractholder funds:							
Derivatives embedded in annuity contracts	$ 4	$ (270)	$ –	$ 1	$ –	$ (265)	$ (270)
Total recurring Level 3 liabilities	$ 4	$ (270)	$ –	$ 1	$ –	$ (265)	$ (270)

[1] The effect to net income totals $(2.79) billion and is reported in the Consolidated Statements of Operations as follows: $(2.65) billion in realized capital gains and losses, $134 million in net investment income, $6 million in interest credited to contractholder funds, and $270 million in life and annuity contract benefits.

[2] Comprises $13 million of assets and $(114) million of liabilities.

[3] The amounts represent gains and losses included in net income for the period of time that the asset or liability was determined to be in Level 3. These gains and losses total $(1.98) billion and are reported in the Consolidated Statements of Operations as follows: $(1.81) billion in realized capital gains and losses, $103 million in net investment income, $1 million in interest credited to contractholder funds, and $270 million in life and annuity contract benefits.

Presented below are the carrying values and fair value estimates of financial instruments not carried at fair value.

Financial assets

($ in millions)	December 31, 2009		December 31, 2008	
	Carrying value	Fair value	Carrying value	Fair value
Mortgage loans	$ 7,935	$ 6,336	$ 10,229	$ 8,903
Limited partnership interests – cost basis	1,103	1,098	1,228	1,217
Bank loans	420	391	1,038	713

The fair value of mortgage loans is based on discounted contractual cash flows or if the loans are impaired due to credit reasons, the lower of discounted contractual cash flows or fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar types of properties as collateral. The fair value of limited partnership interests accounted for on the cost basis is determined using reported net asset values of the underlying funds. The fair value of bank loans, which are reported in other investments on the Consolidated Statements of Financial Position, are valued based on broker quotes from brokers familiar with the loans and current market conditions.

Financial liabilities

($ in millions)	December 31, 2009		December 31, 2008	
	Carrying value	Fair value	Carrying value	Fair value
Contractholder funds on investment contracts	$ 40,943	$ 39,328	$ 46,972	$ 43,479
Long-term debt	5,910	6,016	5,659	4,944
Liability for collateral	658	658	340	340

The fair value of contractholder funds on investment contracts is based on the terms of the underlying contracts utilizing prevailing market rates for similar contracts adjusted for credit risk. Deferred annuities included in contractholder funds are valued using discounted cash flow models which incorporate market value margins, which are based on the cost of holding economic capital, and the Company's own credit risk. Immediate annuities without life contingencies and fixed rate funding agreements are valued at the present value of future benefits using market implied interest rates which include the Company's own credit risk.

The fair value of long-term debt is based on market observable data (such as the fair value of the debt when traded as an asset) or, in certain cases, is determined using discounted cash flow calculations based on current interest rates for instruments with comparable terms and considers the Company's own credit risk. The liability for collateral is valued at carrying value due to its short-term nature.

6. Derivative Financial Instruments and Off-balance-sheet Financial Instruments

The Company primarily uses derivatives for risk management and asset replication. In addition, the Company has derivatives embedded in non-derivative "host" contracts, which are required to be separated from the host contracts and accounted for at fair value as derivative instruments. With the exception of non-hedge derivatives used for asset replication and non-hedge embedded derivatives, all of the Company's derivatives are evaluated for their ongoing effectiveness as either accounting hedge or non-hedge derivative financial instruments on at least a quarterly basis. The Company does not use derivatives for trading purposes. Non-hedge accounting is generally used for "portfolio" level hedging strategies where the terms of the individual hedged items do not meet the strict homogeneity requirements to permit the application of hedge accounting.

The Company primarily uses derivatives to partially mitigate potential adverse impacts from changes in risk-free interest rates, negative equity market valuations and increases in credit spreads. Property-Liability uses interest rate swaption contracts and exchange traded options on Treasury futures to offset potential declining fixed income market values resulting from potential rising interest rates. Property-Liability also uses interest rate swaps to mitigate municipal bond interest rate risk within the municipal bond portfolio. Exchange traded equity put options are utilized by Property-Liability for overall equity portfolio protection from significant declines in equity market values below a targeted level. Equity index futures are used by Property-Liability to offset valuation losses in the equity portfolio during periods of declining equity market values. Credit default swaps are typically used to mitigate the credit risk within the Property-Liability fixed income portfolio.

Portfolio duration management is a risk management strategy that is principally employed by Property-Liability wherein, depending on the current portfolio duration relative to a designated target and the expectations of future interest rate movements, the Company uses financial futures and interest rate swaps to change the duration of the portfolio in order to mitigate the economic effect that interest rates would otherwise have on the fair value of its fixed income securities.

Property-Liability enters into commodity-based investments through the use of excess return swaps whose return is tied to a commodity-based index. Property-Liability also uses commodity futures to periodically rebalance its exposure under commodity-indexed excess return swaps as they are very liquid and highly correlated with the commodity-based index. Property-Liability also uses futures to hedge the market risk related to deferred compensation liability contracts and forward contracts to hedge foreign currency risk.

Allstate Financial uses foreign currency swaps primarily to reduce the foreign currency risk associated with issuing foreign currency denominated funding agreements and holding foreign currency denominated investments. Credit default swaps are also typically used to mitigate the credit risk within the Allstate Financial fixed income portfolio.

Asset-liability management is a risk management strategy that is principally employed by Allstate Financial to balance the respective interest-rate sensitivities of its assets and liabilities. Depending upon the attributes of the assets acquired and liabilities issued, derivative instruments such as interest rate swaps, caps, floors and futures are acquired to change the interest rate characteristics of existing assets and liabilities to ensure the relationship is maintained within specified ranges and to reduce exposure to rising or falling interest rates. Allstate Financial uses financial futures and interest rate swaps to hedge anticipated asset purchases and liability issuances and financial futures and options for hedging the Company's equity exposure contained in equity indexed annuity product contracts that offer equity returns to contractholders. In addition, Allstate Financial uses interest rate swaps to hedge interest rate risk inherent in funding agreements.

When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges. Allstate Financial designates certain of its interest rate and foreign currency swap contracts and certain investment risk transfer reinsurance agreements as fair value hedges when the hedging instrument is highly effective in offsetting the risk of changes in the fair value of the hedged item. Allstate Financial designates certain of its foreign currency swap contracts as cash flow hedges when the hedging instrument is highly effective in offsetting the exposure of variations in cash flows for the hedged risk that could affect net income. Amounts are reclassified to net investment income or realized capital gains and losses as the hedged item affects net income.

Asset replication refers to the "synthetic" creation of assets through the use of derivatives and primarily investment grade host bonds to replicate securities that are either unavailable in the cash markets or more economical to acquire in synthetic form. The Company replicates fixed income securities using a combination of a credit default swap and one or more highly rated fixed income securities to synthetically replicate the economic characteristics of one or more cash market securities. The Company also creates "synthetic" exposure to equity markets through the use of exchange traded equity index future contracts and an investment grade host bond.

The Company's primary embedded derivatives are conversion options in fixed income securities, which provide the Company with the right to convert the instrument into a predetermined number of shares of common stock; equity options in Allstate Financial annuity product contracts, which provide equity returns to contractholders; and equity-indexed notes containing equity call options, which provide a coupon payout that is determined using one or more equity-based indices.

The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are generally not representative of the potential for gain or loss on these agreements. However, the notional amounts specified in selling protection credit default swaps represent the maximum amount of potential loss, assuming no recoveries.

Fair value, which is equal to the carrying value, is the estimated amount that the Company would receive (pay) to terminate the derivative contracts at the reporting date. The carrying value amounts for OTC free-standing derivatives have been further adjusted for the effects, if any, of legally enforceable master netting agreements and are presented on a net basis in the Consolidated Statements of Financial Position. For certain exchange traded derivatives, the exchange requires margin deposits as well as daily cash settlements of margin accounts. As of December 31, 2009, the Company pledged $19 million of securities and cash in the form of margin deposits.

The net impact to pre-tax income for derivatives includes valuation and settlements of derivatives. For those derivatives which qualify for fair value hedge accounting, net income includes the changes in the fair value of the hedged risk, and therefore reflects any hedging ineffectiveness. For cash flow hedges, gains and losses amortized from accumulated other comprehensive income are reported in net income. For embedded derivatives in convertible fixed income securities and equity-indexed notes, net income includes the change in fair value of the embedded derivative and accretion income related to the host instrument.

The following table provides a summary of the volume and fair value positions of derivative instruments as well as their reporting location in the Consolidated Statements of Financial Position at December 31, 2009.

($ in millions, except number of contracts)	Asset derivatives					
		Volume [1]				
	Balance sheet location	Notional amount	Number of contracts	Fair value, net	Gross asset	Gross liability
Derivatives designated as accounting hedging instruments						
Interest rate swap agreements	Other investments	$ 45	–	$ (3)	$ –	$ (3)
Foreign currency swap agreements	Other investments	23	–	(2)	–	(2)
Total		$ 68	–	$ (5)	$ –	$ (5)
Derivatives not designated as accounting hedging instruments						
Interest rate contracts						
Interest rate swap agreements	Other investments	$ 1,206	–	$ 49	$ 62	$ (13)
Interest rate swaption agreements	Other investments	8,500	–	95	95	–
Interest rate cap and floor agreements	Other investments	52	–	2	2	–
Financial futures contracts and options	Other investments	–	30,000	12	12	–
Financial futures contracts and options	Other assets	–	404	–	–	–
Equity and index contracts						
Options, financial futures and warrants [2]	Other investments	62	43,850	435	435	–
Options, financial futures and warrants	Other assets	–	102	–	–	–
Foreign currency contracts						
Foreign currency swap agreements	Other investments	53	–	1	1	–
Foreign currency forwards and options	Other investments	476	–	5	8	(3)
Embedded derivative financial instruments						
Conversion options in fixed income securities	Fixed income securities	936	–	312	316	(4)
Equity-indexed call options in fixed income securities	Fixed income securities	475	–	89	89	–
Other embedded derivative financial instruments	Other investments	1,000	–	2	2	–
Credit default contracts						
Credit Default Swaps – Buying Protection	Other investments	329	–	(6)	2	(8)
Credit Default Swaps – Selling Protection	Other investments	93	–	(8)	2	(10)
Other contract						
Other contracts	Other investments	75	–	–	–	–
Other contracts	Other assets	6	–	2	2	–
Total		$ 13,263	74,356	$ 990	$ 1,028	$ (38)
Total derivative assets		$ 13,331	74,356	$ 985	$ 1,028	$ (43)

[1] Volume for OTC derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts which is the basis on which they are traded. (n/a = not applicable)

[2] In addition to the number of contracts presented in the table, the Company held 101,255 stock rights and 1,352,432 stock warrants. Stock rights and stock warrants can be converted to cash upon sale of those instruments or exercised for shares of common stock.

($ in millions, except number of contracts)	Liability derivatives					
		Volume [1]				
	Balance sheet location	Notional amount	Number of contracts	Fair value, net	Gross asset	Gross liability
Derivatives designated as accounting hedging instruments						
Interest rate swap agreements	Other liabilities & accrued expenses	$ 2,443	–	$ (230)	$ –	$ (230)
Foreign currency swap agreements	Other liabilities & accrued expenses	179	–	(18)	3	(21)
Foreign currency and interest rate swap agreements	Other liabilities & accrued expenses	870	–	231	231	–
Foreign currency and interest rate swap agreements	Contractholder funds	–	–	44	44	–
Total		$ 3,492	–	$ 27	$ 278	$ (251)
Derivatives not designated as accounting hedging instruments						
Interest rate contracts						
Interest rate swap agreements	Other liabilities & accrued expenses	$ 6,187	–	$ 28	$ 68	$ (40)
Interest rate swaption agreements	Other liabilities & accrued expenses	2,000	–	34	34	–
Interest rate cap and floor agreements	Other liabilities & accrued expenses	3,896	–	(16)	9	(25)
Equity and index contracts						
Options, financial futures and warrants	Other liabilities & accrued expenses	45	21,098	(214)	3	(217)
Foreign currency contracts						
Foreign currency swap agreements	Other liabilities & accrued expenses	54	–	3	3	–
Foreign currency forwards and options	Other liabilities & accrued expenses	185	–	2	2	–
Embedded derivative financial instruments						
Guaranteed accumulation benefits	Contractholder funds	1,113	–	(66)	–	(66)
Guaranteed withdrawal benefits	Contractholder funds	810	–	(41)	–	(41)
Equity-indexed and forward starting options in life and annuity product contracts	Contractholder funds	4,321	–	(217)	–	(217)
Other embedded derivative financial instruments	Contractholder funds	85	–	(3)	–	(3)
Credit default contracts						
Credit Default Swaps – Buying Protection	Other liabilities & accrued expenses	839	–	(40)	5	(45)
Credit Default Swaps – Selling Protection	Other liabilities & accrued expenses	1,195	–	(65)	7	(72)
Total		$ 20,730	21,098	$ (595)	$ 131	$ (726)
Total derivative liabilities		$ 24,222	21,098	$ (568)	$ 409	$ (977)
Total derivatives		$ 37,553	95,454	$ 417		

[1] Volume for OTC derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts which is the basis on which they are traded. (n/a = not applicable)

The following table summarizes the notional amount, fair value and carrying value of the Company's derivative financial instruments at December 31, 2008.

($ in millions)	Notional amount	Fair value	Carrying value Assets	Carrying value (Liabilities)
Interest rate contracts				
Interest rate swap agreements	$ 25,654	$ (761)	$ 59	$ (820)
Financial futures contracts and options	8,360	10	11	(1)
Interest rate cap and floor agreements	5,688	(35)	2	(37)
Total interest rate contracts	39,702	(786)	72	(858)
Equity and index contracts				
Options, financial futures and warrants	7,517	158	209	(51)
Foreign currency contracts				
Foreign currency swap agreements	1,233	222	9	213
Foreign currency forwards and options	230	(20)	(3)	(17)
Total foreign currency contracts	1,463	202	6	196
Credit default swaps used for asset replication				
Credit default swaps – selling protection	1,056	(114)	(34)	(80)
Embedded derivative financial instruments				
Guaranteed accumulation benefits	985	(147)	–	(147)
Guaranteed withdrawal benefits	744	(119)	–	(119)
Conversion options in fixed income securities	1,005	201	201	–
Equity-indexed call options in fixed income securities	800	132	132	–
Equity-indexed and forward starting options in life and annuity product contracts	4,150	(37)	–	(37)
Other embedded derivative financial instruments	1,180	2	1	1
Total embedded derivative financial instruments	8,864	32	334	(302)
Other derivative financial instruments				
Credit default swaps – buying protection	2,219	74	51	23
Other	89	3	3	–
Total other derivative financial instruments	2,308	77	54	23
Total derivative financial instruments	$ 60,910	$ (431)	$ 641 (1)	$ (1,072) (2)

(1) Presented in the Consolidated Statements of Financial Position as $333 million fixed income securities, $301 million other investments and $7 million other assets.

(2) Presented in the Consolidated Statements of Financial Position as $302 million contractholder funds and $770 million other liabilities and accrued expenses.

Notes

The following table provides a summary of the impacts of the Company's foreign currency contracts in cash flow hedging relationships in the Consolidated Statements of Operations and the Consolidated Statements of Financial Position. Amortization of net gains from accumulated other comprehensive income related to cash flow hedges is expected to be $3 million during the next twelve months.

($ in millions)		Year ended December 31, 2009
Effective portion		
Loss recognized in OCI on derivatives during the period	$	(35)
Loss recognized in OCI on derivatives during the term of the hedging relationship	$	(23)
Gain reclassified from AOCI into income (net investment income)	$	2
Loss reclassified from AOCI into income (realized capital gains and losses)	$	(3)
Ineffective portion and amount excluded from effectiveness testing		
Gain recognized in income on derivatives (realized capital gains and losses)	$	–

For cash flow hedges, unrealized net pre-tax gains and losses included in accumulated other comprehensive income were $(23) million and $11 million at December 31, 2009 and 2008, respectively. The net pre-tax changes in accumulated other comprehensive income due to cash flow hedges were $(34) million, $44 million and $(26) million in 2009, 2008 and 2007, respectively.

The following table presents gains and losses from valuation, settlements and hedge ineffectiveness reported on derivatives used in fair value hedging relationships and derivatives not designated as accounting hedging instruments in the Consolidated Statements of Operations for the year ended December 31, 2009.

($ in millions)	Net investment income	Realized capital gains and losses	Life and annuity contract benefits	Interest credited to contractholder funds	Operating costs and expenses	Total gain (loss) recognized in net income on derivatives
Derivatives in fair value accounting hedging relationships						
Interest rate contracts	$ 30	$ 12	$ –	$ (13)	$ –	$ 29
Foreign currency and interest rate contracts	–	(9)	–	77	–	68
Subtotal	30	3	–	64	–	97
Derivatives not designated as accounting hedging instruments						
Interest rate contracts	–	255	–	–	–	255
Equity and index contracts	–	(160)	–	115	24	(21)
Embedded derivative financial instruments	–	122	158	(184)	–	96
Foreign currency contracts	–	7	–	–	(10)	(3)
Credit default contracts	–	(18)	–	–	–	(18)
Other contracts	(1)	–	–	3	–	2
Subtotal	(1)	206	158	(66)	14	311
Total	$ 29	$ 209	$ 158	$ (2)	$ 14	$ 408

The hedge ineffectiveness reported in realized capital gains and losses amounted to losses of $1 million, $4 million and $13 million in 2009, 2008 and 2007, respectively.

The following table provides a summary of the changes in fair value of the Company's fair value hedging relationships in the Consolidated Statements of Operations for the year ended December 31, 2009.

($ in millions)	Gain (loss) on derivatives		Gain (loss) on hedged risk	
Location of gain or (loss) recognized in net income on derivatives	**Interest rate contracts**	**Foreign currency & interest rate contracts**	**Contractholder funds**	**Investments**
Interest credited to contractholder funds	$ (26)	$ 39	$ (13)	$ –
Net investment income	164	–	–	(164)
Realized capital gains and losses	12	(9)	–	–
Total	$ 150	$ 30	$ (13)	$ (164)

The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements ("MNAs") and obtaining collateral where appropriate. The Company uses MNAs for OTC derivative transactions, including interest rate swap, foreign currency swap, interest rate cap, interest rate floor, credit default swap, forward and certain option agreements (including swaptions). These agreements permit either party to net payments due for transactions covered by the agreements. Under the provisions of the agreements, collateral is either pledged or obtained when certain predetermined exposure limits are exceeded. As of December 31, 2009, counterparties pledged $209 million in cash to the Company, and the Company pledged $171 million in securities to counterparties which includes $122 million of collateral posted under MNAs for contracts containing credit-risk-contingent provisions that are in a liability position and $49 million of collateral posted under MNAs for contracts without credit-risk-contingent liabilities. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives including futures and certain option contracts are traded on organized exchanges, which require margin deposits and guarantee the execution of trades, thereby mitigating any potential credit risk associated with transactions executed on organized exchanges.

Counterparty credit exposure represents the Company's potential loss if all of the counterparties concurrently fail to perform under the contractual terms of the contracts and all collateral, if any, becomes worthless. This exposure is measured by the fair value of OTC free-standing derivative contracts with a positive fair value at the reporting date reduced by the effect, if any, of legally enforceable master netting agreements.

The following table summarizes the counterparty credit exposure by counterparty credit rating at December 31 as it relates to interest rate swap, foreign currency swap, interest rate cap, interest rate floor, credit default swap, forward and certain option agreements (including swaptions).

($ in millions)	2009				2008			
Rating [1]	Number of counter-parties	Notional amount [2]	Credit exposure [2]	Exposure, net of collateral [2]	Number of counter-parties	Notional amount [2]	Credit exposure [2]	Exposure, net of collateral [2]
AA-	2	$ 3,269	$ 26	$ 1	3	$ 4,749	$ 21	$ 21
A+	5	12,359	204	57	5	6,951	15	15
A	3	2,551	62	30	3	3,730	58	38
A-	1	145	23	23	1	216	25	25
Total	11	$ 18,324	$ 315	$ 111	12	$ 15,646	$ 119	$ 99

[1] Rating is the lower of S&P or Moody's ratings.

[2] Only OTC derivatives with a net positive fair value are included for each counterparty.

Notes

Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company's senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.

Certain of the Company's derivative instruments contain credit-risk-contingent termination events, cross-default provisions and credit support annex agreements. Credit-risk-contingent termination events allow the counterparties to terminate the derivative on certain dates if AIC's, ALIC's or Allstate Life Insurance Company of New York's ("ALNY") financial strength credit ratings by Moody's or S&P fall below a certain level or in the event AIC, ALIC or ALNY are no longer rated by both Moody's and S&P. Credit-risk-contingent cross-default provisions allow the counterparties to terminate the derivative instruments if the Company defaults by pre-determined threshold amounts on certain debt instruments. Credit-risk-contingent credit support annex agreements specify the amount of collateral the Company must post to counterparties based on AIC's, ALIC's or ALNY's financial strength credit ratings by Moody's or S&P, or in the event AIC, ALIC or ALNY are no longer rated by both Moody's and S&P.

The following summarizes the fair value of derivative instruments with termination, cross-default or collateral credit-risk-contingent features that are in a liability position as of December 31, 2009, as well as the fair value of assets and collateral that are netted against the liability in accordance with provisions within legally enforceable MNAs.

($ in millions)

Gross liability fair value of contracts containing credit-risk-contingent features	$ 429
Gross asset fair value of contracts containing credit-risk-contingent features and subject to MNAs	(265)
Collateral posted under MNAs for contracts containing credit-risk-contingent features	(122)
Maximum amount of additional exposure for contracts with credit-risk-contingent features if all features were triggered concurrently	$ 42

Credit derivatives – selling protection

Credit default swaps ("CDS") are utilized for selling credit protection against a specified credit event. A credit default swap is a derivative instrument, representing an agreement between two parties to exchange the credit risk of a specified entity (or a group of entities), or an index based on the credit risk of a group of entities (all commonly referred to as the "reference entity" or a portfolio of "reference entities"), for a periodic premium. In selling protection, CDS are used to replicate fixed income securities and to complement the cash market when credit exposure to certain issuers is not available or when the derivative alternative is less expensive than the cash market alternative. CDS typically have a five-year term.

The following table shows the CDS notional amounts by credit rating and fair value of protection sold as of December 31, 2009:

($ in millions)	Notional amount credit rating underlying notional						
	AAA	AA	A	BBB	BB and lower	Total	Fair value
Single name							
Investment grade corporate debt	$ –	$ 63	$ 86	$ 84	$ 30	$ 263	$ (12)
High yield debt	–	–	–	–	10	10	–
Municipal	–	135	–	–	–	135	(10)
Subtotal	–	198	86	84	40	408	(22)
Baskets							
Tranche							
Investment grade corporate debt	–	–	–	–	65	65	(27)
First-to-default							
Investment grade corporate debt	–	–	45	15	–	60	–
Municipal	–	20	135	–	–	155	(28)
Subtotal	–	20	180	15	65	280	(55)
Index							
Investment grade corporate debt	–	14	159	408	19	600	4
Total	$ –	$ 232	$ 425	$ 507	$ 124	$ 1,288	$ (73)

The following table shows the CDS notional amounts by credit rating and fair value of protection sold as of December 31, 2008:

($ in millions)	Notional amount credit rating underlying notional						
	AAA	AA	A	BBB	BB and lower	Total	Fair value
Single name							
Investment grade corporate debt	$ 20	$ –	$ 142	$ 140	$ –	$ 302	$ (26)
High yield debt	–	–	–	–	10	10	(3)
Municipal	–	135	–	–	–	135	(20)
Sovereign	–	–	–	20	5	25	(1)
Subtotal	20	135	142	160	15	472	(50)
Baskets							
First-to-default							
Investment grade corporate debt	–	–	30	60	–	90	(5)
Municipal	–	120	35	–	–	155	(43)
Subtotal	–	120	65	60	–	245	(48)
Index							
Investment grade corporate debt	6	5	101	181	46	339	(16)
Total	$ 26	$ 260	$ 308	$ 401	$ 61	$ 1,056	$ (114)

In selling protection with CDS, the Company sells credit protection on an identified single name, a basket of names in a first-to-default ("FTD") structure or a specific tranche of a basket, or credit derivative index ("CDX") that is generally investment grade, and in return receives periodic premiums through expiration or termination of the agreement. With single name CDS, this premium or credit spread generally corresponds to the difference between the yield on the referenced entity's public fixed maturity cash instruments and swap rates, at the time the agreement is executed. With a FTD basket or a tranche of a basket, because of the additional credit risk inherent in a basket of named credits, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket and the correlation between the names. CDX index is utilized to take a position on multiple (generally 125) reference entities. Credit events are typically defined as bankruptcy, failure to pay, or restructuring, depending on the nature of the reference credit. If a credit event occurs, the Company settles with the counterparty, either through physical settlement or cash settlement. In a physical settlement, a reference asset is delivered by the buyer of protection to the Company, in exchange for cash payment at par, whereas in a cash settlement, the Company pays the difference between par and the prescribed value of the reference asset. When a credit event occurs in a single name or FTD basket (for FTD, the first credit event occurring for any one name in the basket), the contract terminates at time of settlement. When a credit event occurs in a tranche of a basket, there is no impact to the Company until cumulative losses in the basket exceed the contractual subordination. To date, realized losses have not exceeded the subordination. For CDX index, the reference entity's name incurring the credit event is removed from the index while the contract continues until expiration. The maximum payout on a CDS is the contract notional amount. A physical settlement may afford the Company with recovery rights as the new owner of the asset.

The Company monitors risk associated with credit derivatives through individual name credit limits at both a credit derivative and a combined cash instrument/credit derivative level. The ratings of individual names for which protection has been sold are also monitored.

Off-balance-sheet financial instruments and unconsolidated investments in VIEs

The contractual amounts and fair values of off-balance-sheet financial instruments at December 31 are as follows:

($ in millions)	2009		2008	
	Contractual amount	Fair value	Contractual amount	Fair value
Commitments to invest in limited partnership interests	$ 1,432	$ —	$ 1,889	$ —
Commitments to invest – other	4	—	3	—
Commitments to extend mortgage loans	3	—	3	—
Private placement commitments	7	—	—	—
Other loan commitments	12	—	10	—

In the preceding table, the contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance-sheet financial instruments with credit risk.

Commitments to invest generally represent commitments to acquire financial interests or instruments. The Company enters into these agreements to allow for additional participation in certain limited partnership investments. Because the equity investments in the limited partnerships are not actively traded, it is not practical to estimate the fair value of these commitments.

Commitments to extend mortgage loans are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at a predetermined interest rate. Commitments generally have fixed expiration dates or other termination clauses. Commitments to extend mortgage loans, which are secured by the underlying properties, are valued based on estimates of fees charged by other institutions to make similar commitments to similar borrowers.

Private placement commitments represent conditional commitments to purchase private placement debt and equity securities at a specified future date. The Company regularly enters into these agreements in the normal course of business. The fair value of these commitments generally cannot be estimated on the date the commitment is made as the terms and conditions of the underlying private placement securities are not yet final.

Other loan commitments primarily represent commitments of the Allstate Bank to fund loans to insurance agents of AIC. These commitments have predetermined or floating interest rates and have varying expiration dates or other termination clauses. The fair value of these commitments is insignificant.

The Company established two VIEs that are not consolidated because the Company is not the primary beneficiary. The VIEs hold investments on behalf of unrelated third party investors that are managed by Allstate Investment Management Company, a subsidiary of the Company. Their assets primarily consist of investment securities and cash, and the liabilities consist primarily of long-term debt. The Company's maximum loss exposure related to the VIEs is the amortized cost of its investment. Information on each VIE as of December 31, 2009 is listed in the following table.

($ in millions) Year established	Assets	Liabilities	Maximum loss exposure
2006	$ 398	$ 371	$ —
2005	335	306	—

7. Reserve for Property-Liability Insurance Claims and Claims Expense

As described in Note 2, the Company establishes reserves for claims and claims expense ("loss") on reported and unreported claims of insured losses. The Company's reserving process takes into account known facts and interpretations of circumstances and factors including the Company's experience with similar cases, actual claims paid, historical trends involving claim payment patterns and pending levels of unpaid claims, loss management programs, product mix and contractual terms, law changes, court decisions, changes to regulatory requirements and economic conditions. In the normal course of business, the Company may also supplement its claims processes by utilizing third party adjusters, appraisers, engineers, inspectors, other professionals and information sources to assess and settle catastrophe and non-catastrophe related claims. The effects of inflation are implicitly considered in the reserving process.

Because reserves are estimates of unpaid portions of losses that have occurred, including incurred but not reported ("IBNR") losses, the establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process. The ultimate cost of losses may vary materially from recorded amounts, which are based on management's best estimates. The highest degree of uncertainty is associated with reserves for losses incurred in the current reporting period as it contains the greatest proportion of losses that have not been reported or settled. The Company regularly updates its reserve estimates as new information becomes available and as events unfold that may affect the resolution of unsettled claims. Changes in prior year reserve estimates, which may be material, are reported in property-liability insurance claims and claims expense in the Consolidated Statements of Operations in the period such changes are determined.

Activity in the reserve for property-liability insurance claims and claims expense is summarized as follows:

($ in millions)	**2009**	**2008**	**2007**
Balance at January 1	$ 19,456	$ 18,865	$ 18,866
Less reinsurance recoverables	2,274	2,205	2,256
Net balance at January 1	17,182	16,660	16,610
Incurred claims and claims expense related to:			
Current year	18,858	19,894	17,839
Prior years	(112)	170	(172)
Total incurred	18,746	20,064	17,667
Claims and claims expense paid related to:			
Current year	11,905	12,658	10,933
Prior years	6,995	6,884	6,684
Total paid	18,900	19,542	17,617
Net balance at December 31	17,028	17,182	16,660
Plus reinsurance recoverables	2,139	2,274	2,205
Balance at December 31	$ 19,167	$ 19,456	$ 18,865

Incurred claims and claims expense represents the sum of paid losses and reserve changes in the calendar year. This expense includes losses from catastrophes of $2.07 billion, $3.34 billion and $1.41 billion in 2009, 2008 and 2007, respectively, net of reinsurance and other recoveries (see Note 9). In 2008, losses from catastrophes included $1.31 billion, net of recoveries, related to Hurricanes Ike and Gustav. These estimates include net losses in personal lines auto and property policies and net losses on commercial policies. Included in 2008 losses from catastrophes are accruals for assessments from the Texas Windstorm Insurance Association ("TWIA") (see Note 13).

Catastrophes are an inherent risk of the property-liability insurance business that have contributed to, and will continue to contribute to, material year-to-year fluctuations in the Company's results of operations and financial position.

The Company calculates and records a single best reserve estimate for losses from catastrophes, in conformance with generally accepted actuarial principles. As a result, management believes that no other estimate is better than the recorded amount. Due to the uncertainties involved, including the factors described above, the ultimate cost of losses may vary materially from recorded amounts, which are based on management's best estimates. Accordingly, management believes that it is not practical to develop a meaningful range for any such changes in losses incurred.

During 2009, incurred claims and claims expense related to prior years was primarily composed of net decreases in homeowners and auto reserves of $168 million and $57 million, respectively, offset by increases in other reserves of $89 million. Incurred claims and claims expense includes favorable catastrophe loss reestimates of losses from catastrophes of $169 million, net of reinsurance and other recoveries, primarily attributable to favorable reserve reestimates from Hurricanes Ike and Gustav and a catastrophe related subrogation recovery.

During 2008, incurred claims and claims expense related to prior years was primarily composed of net decreases in auto reserves of $27 million offset by increases in homeowners reserves of $124 million due to catastrophe loss reestimates, and increases in other reserves of $55 million. The $27 million favorable decreases in auto reserves and $55 million unfavorable increases in other reserves includes $45 million of IBNR losses reclassified from auto reserves to other reserves to be consistent with the recording of excess liability policy premiums and losses. Incurred claims and claims expense includes unfavorable catastrophe loss reestimates of $125 million, net of reinsurance and other recoveries, primarily attributable to increased claim loss and expense reserves for litigation filed in conjunction with a Louisiana deadline for filing suits related to Hurricane Katrina.

During 2007, incurred claims and claims expense related to prior years was primarily composed of net decreases in auto reserves of $311 million due to claim severity development that was better than expected, offset by increases in homeowners reserves of $115 million due to catastrophe loss reestimates, and increases in environmental reserves of $63 million. Incurred claims and claims expense includes unfavorable catastrophe loss reestimates of $127 million, net of reinsurance and other recoveries, primarily attributable to increased claim loss and expense reserves for 2005 catastrophe events.

Management believes that the reserve for property-liability insurance claims and claims expense, net of reinsurance recoverables, is appropriately established in the aggregate and adequate to cover the ultimate net cost of reported and unreported claims arising from losses which had occurred by the date of the Consolidated Statements of Financial Position based on available facts, technology, laws and regulations.

For further discussion of asbestos and environmental reserves, see Note 13.

8. Reserve for Life-Contingent Contract Benefits and Contractholder Funds

At December 31, the reserve for life-contingent contract benefits consists of the following:

($ in millions)	2009	2008
Immediate fixed annuities:		
Structured settlement annuities	$ 6,406	$ 6,628
Other immediate fixed annuities	2,048	2,106
Traditional life insurance	2,850	2,723
Accident and health	1,514	1,355
Other	92	69
Total reserve for life-contingent contract benefits	$ 12,910	$ 12,881

The following table highlights the key assumptions generally used in calculating the reserve for life-contingent contract benefits:

Product	Mortality	Interest rate	Estimation method
Structured settlement annuities	U.S. population with projected calendar year improvements; mortality rates adjusted for each impaired life based on reduction in life expectancy	Interest rate assumptions range from 1.3% to 9.9%	Present value of contractually specified future benefits
Other immediate fixed annuities	1983 group annuity mortality table with internal modifications; 1983 individual annuity mortality table; Annuity 2000 mortality table with internal modifications; 1983 individual annuity mortality table with internal modifications	Interest rate assumptions range from 1.0% to 11.5%	Present value of expected future benefits based on historical experience
Traditional life insurance	Actual company experience plus loading	Interest rate assumptions range from 4.0% to 11.3%	Net level premium reserve method using the Company's withdrawal experience rates
Accident and health	Actual company experience plus loading		Unearned premium; additional contract reserves for mortality risk

Product	Mortality	Interest rate	Estimation method
Other:			
Variable annuity guaranteed minimum death benefits [1]	100% of Annuity 2000 mortality table	Interest rate assumptions range from 4.5% to 5.5%	Projected benefit ratio applied to cumulative assessments

[1] In 2006, the Company disposed of substantially all of its variable annuity business through reinsurance agreements with Prudential Financial, Inc. and its subsidiary, The Prudential Insurance Company of America (collectively "Prudential").

To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, a premium deficiency reserve is recorded for certain immediate annuities with life contingencies. A liability of $378 million is included in the reserve for life-contingent contract benefits with respect to this deficiency as of December 31, 2008. The offset to this liability is recorded as a reduction of the unrealized net capital gains included in accumulated other comprehensive income. The liability is zero as of December 31, 2009.

At December 31, contractholder funds consist of the following:

($ in millions)	2009	2008
Interest-sensitive life insurance	$ 10,276	$ 9,957
Investment contracts:		
Fixed annuities	36,063	37,660
Funding agreements backing medium-term notes	4,699	9,314
Other investment contracts	459	533
Allstate Bank deposits	1,085	949
Total contractholder funds	$ 52,582	$ 58,413

The following table highlights the key contract provisions relating to contractholder funds:

Product	Interest rate	Withdrawal/surrender charges
Interest-sensitive life insurance	Interest rates credited range from 2.0% to 6.0%	Either a percentage of account balance or dollar amount grading off generally over 20 years
Fixed annuities	Interest rates credited range from 0.5% to 9.9% for immediate annuities and 0% to 16% for other fixed annuities (which include equity-indexed annuities whose returns are indexed to the S&P 500)	Either a declining or a level percentage charge generally over nine years or less. Additionally, approximately 28.1% of fixed annuities are subject to market value adjustment for discretionary withdrawals
Funding agreements backing medium-term notes	Interest rates credited range from 0% to 6.5% (excluding currency-swapped medium-term notes)	Not applicable
Other investment contracts:		
Variable guaranteed minimum income benefit [1] and secondary guarantees on interest-sensitive life insurance and fixed annuities	Interest rates used in establishing reserves range from 1.8% to 10.3%	Withdrawal and surrender charges are based on the terms of the related interest-sensitive life insurance or fixed annuity contract
Allstate Bank deposits	Interest rates credited range from 0% to 5.5%	A percentage of principal balance for time deposits withdrawn prior to maturity

[1] In 2006, the Company disposed of substantially all of its variable annuity business through reinsurance agreements with Prudential.

Contractholder funds include funding agreements held by VIEs issuing medium-term notes. The VIEs are Allstate Life Funding, LLC, Allstate Financial Global Funding, LLC, Allstate Life Global Funding and Allstate Life Global Funding II, and their primary assets are funding agreements used exclusively to back medium-term note programs.

Contractholder funds activity for the years ended December 31 is as follows:

($ in millions)	2009	2008
Balance, beginning of year	$ 58,413	$ 61,975
Deposits	4,580	10,402
Interest credited	2,025	2,405
Benefits	(1,588)	(1,710)
Surrenders and partial withdrawals	(5,172)	(5,313)
Maturities and retirements of institutional products	(4,773)	(8,599)
Contract charges	(918)	(870)
Net transfers from separate accounts	11	19
Fair value hedge adjustments for institutional products	25	(56)
Other adjustments	(21)	160
Balance, end of year	$ 52,582	$ 58,413

The Company offered various guarantees to variable annuity contractholders. Liabilities for variable contract guarantees related to death benefits are included in the reserve for life-contingent contract benefits and the liabilities related to the income, withdrawal and accumulation benefits are included in contractholder funds in the Consolidated Statements of Financial Position. All liabilities for variable contract guarantees are reported on a gross basis on the balance sheet with a corresponding reinsurance recoverable asset for those contracts subject to reinsurance.

Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death, a specified contract anniversary date, partial withdrawal or annuitization, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts' funds may not meet their stated investment objectives. The account balances of variable annuities contracts' separate accounts with guarantees included $7.93 billion and $7.07 billion of equity, fixed income and balanced mutual funds and $568 million and $730 million of money market mutual funds at December 31, 2009 and 2008, respectively.

The table below presents information regarding the Company's variable annuity contracts with guarantees. The Company's variable annuity contracts may offer more than one type of guarantee in each contract; therefore, the sum of amounts listed exceeds the total account balances of variable annuity contracts' separate accounts with guarantees.

($ in millions)	December 31,	
	2009	2008
In the event of death		
Separate account value	$ 8,496	$ 7,802
Net amount at risk [1]	$ 2,153	$ 3,971
Average attained age of contractholders	65 years	64 years
At annuitization (includes income benefit guarantees)		
Separate account value	$ 2,101	$ 1,846
Net amount at risk [2]	$ 906	$ 1,459
Weighted average waiting period until annuitization options available	3 years	4 years
For cumulative periodic withdrawals		
Separate account value	$ 786	$ 718
Net amount at risk [3]	$ 42	$ 159
Accumulation at specified dates		
Separate account value	$ 1,113	$ 984
Net amount risk [4]	$ 97	$ 223
Weighted average waiting period until guarantee date	8 years	9 years

(1) Defined as the estimated current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.
(2) Defined as the estimated present value of the guaranteed minimum annuity payments in excess of the current account balance.
(3) Defined as the estimated current guaranteed minimum withdrawal balance (initial deposit) in excess of the current account balance at the balance sheet date.
(4) Defined as the estimated present value of the guaranteed minimum accumulation balance in excess of the current account balance.

The liability for death and income benefit guarantees is equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract benefit payments. The benefit ratio is calculated as the estimated present value of all expected contract benefits divided by the present value of all expected contract charges. The establishment of reserves for these guarantees requires the projection of future separate account fund performance, mortality, persistency and customer benefit utilization rates. These assumptions are periodically reviewed and updated. For guarantees related to death benefits, benefits represent the current guaranteed minimum death benefit payments in excess of the current account balance. For guarantees related to income benefits, benefits represent the present value of the minimum guaranteed annuitization benefits in excess of the current account balance.

Projected benefits and contract charges used in determining the liability for certain guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected gross profits. Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based on factors such as the extent of benefit to the potential annuitant, eligibility conditions and the annuitant's attained age. The liability for guarantees is re-evaluated periodically, and adjustments are made to the liability balance through a charge or credit to life and annuity contract benefits.

Guarantees related to withdrawal and accumulation benefits are considered to be derivative financial instruments; therefore, the liability for these benefits is established based on its fair value.

The following table summarizes the liabilities for guarantees:

($ in millions)	**Liability for guarantees related to death benefits and interest-sensitive life products**	**Liability for guarantees related to income benefits**	**Liability for guarantees related to accumulation and withdrawal benefits**	**Total**
Balance, December 31, 2008 [1]	$ 115	$ 220	$ 266	$ 601
Less reinsurance recoverables	81	201	266	548
Net balance at December 31, 2008	34	19	–	53
Incurred guaranteed benefits	13	–	1	14
Paid guarantee benefits	(1)	–	–	(1)
Net change	12	–	1	13
Net balance at December 31, 2009	46	19	1	66
Plus reinsurance recoverables	109	268	107	484
Balance, December 31, 2009 [2]	$ 155	$ 287	$ 108	$ 550
Balance, December 31, 2007 [3]	$ 145	$ 46	$ –	$ 191
Less reinsurance recoverables	121	27	–	148
Net balance at December 31, 2007	24	19	–	43
Incurred guaranteed benefits	11	–	–	11
Paid guarantee benefits	(1)	–	–	(1)
Net change	10	–	–	10
Net balance at December 31, 2008	34	19	–	53
Plus reinsurance recoverables	81	201	266	548
Balance, December 31, 2008 [1]	$ 115	$ 220	$ 266	$ 601

[1] Included in the total liability balance at December 31, 2008 are reserves for variable annuity death benefits of $67 million, variable annuity income benefits of $201 million, variable annuity accumulation benefits of $147 million, variable annuity withdrawal benefits of $119 million and other guarantees of $67 million.

[2] Included in the total liability balance at December 31, 2009 are reserves for variable annuity death benefits of $92 million, variable annuity income benefits of $269 million, variable annuity accumulation benefits of $66 million, variable annuity withdrawal benefits of $41 million and other guarantees of $82 million.

[3] Included in the total liability balance at December 31, 2007 are reserves for variable annuity death benefits of $111 million, variable annuity income benefits of $23 million, variable annuity accumulation benefits of $(0.4) million and other guarantees of $57 million.

9. Reinsurance

The effects of reinsurance on property-liability insurance premiums written and earned and life and annuity premiums and contract charges for the years ended December 31 are as follows:

($ in millions)	2009	2008	2007
Property-liability insurance premiums written			
Direct	$ 26,980	$ 27,667	$ 28,423
Assumed	41	85	59
Ceded	(1,050)	(1,168)	(1,299)
Property-liability insurance premiums written, net of reinsurance	$ 25,971	$ 26,584	$ 27,183
Property-liability insurance premiums earned			
Direct	$ 27,200	$ 28,021	$ 28,529
Assumed	50	85	60
Ceded	(1,056)	(1,139)	(1,356)
Property-liability insurance premiums earned, net of reinsurance	$ 26,194	$ 26,967	$ 27,233
Life and annuity premiums and contract charges			
Direct	$ 2,757	$ 2,754	$ 2,788
Assumed	39	41	44
Ceded	(838)	(900)	(966)
Life and annuity premiums and contract charges, net of reinsurance	$ 1,958	$ 1,895	$ 1,866

Property-Liability

The Company purchases reinsurance after evaluating the financial condition of the reinsurer, as well as the terms and price of coverage. Developments in the insurance and reinsurance industries have fostered a movement to segregate asbestos, environmental and other discontinued lines exposures into separate legal entities with dedicated capital. Regulatory bodies in certain cases have supported these actions. The Company is unable to determine the impact, if any, that these developments will have on the collectability of reinsurance recoverables in the future.

Property-Liability reinsurance recoverable

Total amounts recoverable from reinsurers at December 31, 2009 and 2008 were $2.21 billion and $2.35 billion, respectively, including $72 million and $78 million, respectively, related to property-liability losses paid by the Company and billed to reinsurers, and $2.14 billion and $2.27 billion, respectively, estimated by the Company with respect to ceded unpaid losses (including IBNR), which are not billable until the losses are paid.

With the exception of the recoverable balances from the Michigan Catastrophic Claim Association ("MCCA"), Lloyd's of London and other industry pools and facilities, the largest reinsurance recoverable balance the Company had outstanding was $77 million and $81 million from Westport Insurance Corporation (formerly Employers' Reinsurance Company) at December 31, 2009 and 2008, respectively. No other amount due or estimated to be due from any single property-liability reinsurer was in excess of $37 million and $56 million at December 31, 2009 and 2008, respectively.

At December 31, 2009 and 2008, Allstate Texas Lloyd's ("ATL"), a syndicate insurance company, had $32 million and $66 million, respectively, of reinsurance recoverable on the Texas excess catastrophe loss treaty. In 2009 and 2008, the recoverable balance was primarily related to losses incurred from Hurricane Ike which occurred in 2008. ATL cedes 100% of its business, net of reinsurance with external parties, to AIC.

The allowance for uncollectible reinsurance was $142 million and $168 million at December 31, 2009 and 2008, respectively, and is related to the Company's Discontinued Lines and Coverages segment. In 2009 and 2008, there were $26 million and $17 million of net recoveries, respectively.

Industry pools and facilities

Reinsurance recoverable on paid and unpaid claims including IBNR at December 31, 2009 and 2008 includes $1.17 billion and $1.11 billion, respectively, from the MCCA. The MCCA is a mandatory reinsurance mechanism for personal injury protection losses over a retention level that increases each MCCA fiscal year. The retention levels are $460 thousand per claim and $440 thousand per claim for the fiscal years ending June 30, 2010 and 2009, respectively.

The MCCA is funded by assessments from member companies who, in turn, can recover assessments from policyholders.

Ceded premiums earned under the Florida Hurricane Catastrophe Fund ("FHCF") agreement were $13 million, $26 million and $45 million in 2009, 2008 and 2007, respectively. Ceded losses incurred include $47 million, $28 million and $22 million in 2009, 2008 and 2007, respectively. The Company has access to reimbursement provided by the FHCF for 90% of qualifying personal property losses that exceed its current retention of $80 million for the two largest hurricanes and $27 million for other hurricanes, up to a maximum total of $212 million effective from June 1, 2009 to May 31, 2010. Reinsurance recoverables include $53 million and $36 million recoverable from the FHCF for qualifying property losses at December 31, 2009 and 2008, respectively.

Allstate sells and administers policies as a participant in the National Flood Insurance Program ("NFIP"). The total amounts recoverable at December 31, 2009 and 2008 were $43 million and $138 million, respectively. Ceded premiums earned include $298 million, $257 million and $257 million in 2009, 2008 and 2007, respectively. Ceded losses incurred include $111 million, $344 million and $65 million in 2009, 2008 and 2007, respectively. Under the arrangement, the Federal Government is obligated to pay all claims.

Catastrophe reinsurance

The Company has the following catastrophe reinsurance treaties in effect as of December 31, 2009:

- an aggregate excess agreement covered by three contracts (two contracts effective June 1, 2008 to May 31, 2010 with one year remaining on their two year term, and one contract effective June 1, 2009 to May 31, 2011) for Allstate Protection personal lines auto and property business countrywide, except for Florida. The contracts cover losses from storms named or numbered by the National Weather Service, fires following earthquakes, and California wildfires in excess of $2.00 billion in aggregated losses per contract year. The contract expiring May 31, 2011 represents the remaining 47.5% of the placement with the Company retaining the option in 2010 to place up to the entire $2.00 billion limit of this contract. For the year June 1, 2009 to May 31, 2010, the Company retains 5% of the $2.00 billion reinsurance limit;

  The Company's multi-peril, South-East, North-East, Texas, California fires following earthquakes, Kentucky and Pennsylvania agreements are deemed in place, and losses recoverable under these agreements, if any, are excluded when determining coverage under this agreement.

- multi-year reinsurance treaties that cover Allstate-brand personal lines property excess catastrophe losses for multiple perils in Connecticut, Rhode Island, New Jersey, New York, and Texas effective June 1, 2008 to May 31, 2012;
- a South-East agreement that covers Allstate Protection personal lines property excess catastrophe losses for storms named or numbered by the National Weather Service in nine Atlantic and Gulf states and the District of Columbia effective June 1, 2009 to May 31, 2010;
- a North-East agreement for additional hurricane coverage in the states of New York, New Jersey and Connecticut for Allstate Protection personal lines property and automobile excess catastrophe losses effective June 15, 2007 to June 8, 2010;
- a Texas agreement for additional hurricane coverage for Allstate Protection personal lines property excess catastrophe losses in the state effective June 18, 2008 to June 17, 2011;
- a California fires following earthquakes agreement that covers Allstate Protection personal lines property excess catastrophe losses in California, effective June 1, 2009 to May 31, 2012;
- a Kentucky agreement that provides coverage for Allstate Protection personal lines property excess catastrophe losses in the state for earthquakes and fires following earthquakes effective June 1, 2008 to May 31, 2011;
- a Pennsylvania agreement that covers Allstate Protection personal lines property excess catastrophe losses for multi-perils effective June 1, 2009 through May 31, 2012;
- a North Carolina agreement that covers Allstate Protection personal lines property excess catastrophe losses for multi-perils effective from July 1, 2009 to June 30, 2010; and

- Five separate agreements for Castle Key Insurance Company and its subsidiaries ("Castle Key"), for personal lines property excess catastrophe losses in Florida that coordinate coverage with the Company's participation in the FHCF, effective June 1, 2009 to May 31, 2010.

The Company ceded premiums earned of $616 million and $679 million under catastrophe reinsurance agreements in 2009 and 2008, respectively.

Asbestos, environmental and other

Reinsurance recoverables include $190 million and $227 million from Lloyd's of London at December 31, 2009 and 2008, respectively. Lloyd's of London, through the creation of Equitas Limited, implemented a restructuring plan in 1996 to solidify its capital base and to segregate claims for years prior to 1993. The recoverable from Equitas Limited syndicates is spread among thousands of Lloyd's of London investors who have unlimited liability.

Allstate Financial

The Company's Allstate Financial segment reinsures certain of its risks to other insurers primarily under yearly renewable term, coinsurance, modified coinsurance and coinsurance with funds withheld agreements. These agreements result in a passing of the agreed-upon percentage of risk to the reinsurer in exchange for negotiated reinsurance premium payments. Modified coinsurance and coinsurance with funds withheld are similar to coinsurance, except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company and settlements are made on a net basis between the companies. Allstate Financial cedes 100% of the morbidity risk on substantially all of its long-term care contracts. Allstate Financial cedes specified percentages of the mortality risk on certain life policies, depending upon the issue date and product, to a pool of fourteen unaffiliated reinsurers. Beginning in July 2007, for new life insurance contracts, Allstate Financial ceded the mortality risk associated with coverage in excess of $3 million per life for contracts issued to individuals age 70 and over, and ceded the mortality risk associated with coverage in excess of $5 million per life for most other contracts. Also beginning in July 2007, for certain large contracts that meet specific criteria, Allstate Financial's retention limit was increased to $10 million per life. In the period prior to July 2007, but subsequent to August 1998, Allstate Financial ceded the mortality risk associated with coverage in excess of $2 million per life, except in 2006 in certain instances when specific criteria were met, it ceded the mortality risk associated with coverage in excess of $5 million per life. For business sold prior to September 1998, Allstate Financial ceded mortality risk in excess of specific amounts up to $1 million per individual life.

In addition, Allstate Financial has used reinsurance to effect the acquisition or disposition of certain blocks of business. Allstate Financial had reinsurance recoverables of $1.51 billion and $1.57 billion at December 31, 2009 and 2008, respectively, due from Prudential related to the disposal of substantially all of its variable annuity business that was effected through reinsurance agreements. In 2009, life and annuity premiums and contract charges of $170 million, contract benefits of $44 million, interest credited to contractholder funds of $27 million, and operating costs and expenses of $28 million were ceded to Prudential. In 2008, life and annuity premiums and contract charges of $238 million, contract benefits of $467 million, interest credited to contractholder funds of $36 million, and operating costs and expenses of $47 million were ceded to Prudential. In 2007, life and annuity premiums and contract charges of $317 million, contract benefits of $59 million, interest credited to contractholder funds of $43 million, and operating costs and expenses of $72 million were ceded to Prudential. In addition, as of December 31, 2009 and 2008 Allstate Financial had reinsurance recoverables of $175 million and $181 million, respectively due from subsidiaries of Citigroup (Triton Insurance and American Health and Life Insurance), and Scottish Re (U.S.) Inc. in connection with the disposition of substantially all of the direct response distribution business in 2003.

As of December 31, 2009, the gross life insurance in force was $535.61 billion of which $253.65 billion was ceded to the unaffiliated reinsurers.

Reinsurance recoverables at December 31 are summarized in the following table.

($ in millions)	Reinsurance recoverable on paid and unpaid benefits	
	2009	2008
Annuities	$ 1,667	$ 1,734
Life insurance	1,535	1,475
Long-term care insurance	851	746
Other	90	96
Total Allstate Financial	$ 4,143	$ 4,051

At both December 31, 2009 and 2008, approximately 93% of Allstate Financial's reinsurance recoverables are due from companies rated A- or better by S&P.

10. Deferred Policy Acquisition and Sales Inducement Costs

Deferred policy acquisition costs for the years ended December 31 are as follows:

($ in millions)	2009		
	Allstate Financial	Property-Liability	Total
Balance, beginning of year	$ 7,089	$ 1,453	$ 8,542
Impact of adoption of new OTTI accounting guidance before unrealized impact [1]	(176)	–	(176)
Impact of adoption of new OTTI accounting guidance effect of unrealized capital gains and losses [2]	176	–	176
Acquisition costs deferred	495	3,746	4,241
Amortization charged to income	(965)	(3,789)	(4,754)
Effect of unrealized gains and losses	(2,559)	–	(2,559)
Balance, end of year	$ 4,060	$ 1,410	$ 5,470

	2008		
	Allstate Financial	Property-Liability	Total
Balance, beginning of year	$ 4,291	$ 1,477	$ 5,768
Acquisition costs deferred	684	3,951	4,635
Amortization charged to income	(704)	(3,975)	(4,679)
Effect of unrealized gains and losses	2,818	–	2,818
Balance, end of year	$ 7,089	$ 1,453	$ 8,542

	2007		
	Allstate Financial	Property-Liability	Total
Balance, beginning of year	$ 3,848	$ 1,484	$ 5,332
Impact of adoption of new internal replacements accounting guidance [3]	(11)	—	(11)
Acquisition costs deferred	635	4,114	4,749
Amortization charged to income	(583)	(4,121)	(4,704)
Effect of unrealized gains and losses	402	—	402
Balance, end of year	$ 4,291	$ 1,477	$ 5,768

[1] The adoption of new OTTI accounting guidance on April 1, 2009 resulted in an adjustment to DAC to reverse previously recorded DAC accretion related to realized capital losses that were reclassified to other comprehensive income upon adoption.

[2] The adoption of new OTTI accounting guidance resulted in an adjustment to DAC due to the change in unrealized capital gains and losses that occurred upon adoption on April 1, 2009 when previously recorded realized capital losses were reclassified to other comprehensive income. The adjustment was recorded as an increase of the DAC balance and unrealized capital gains and losses.

[3] The adoption of new accounting guidance related to internal replacements resulted in a $11 million adjustment to unamortized DAC related to the impact on future estimated gross profits from the changes in accounting for certain costs associated with contract continuations that no longer qualify for deferral.

DSI activity for Allstate Financial, which primarily relates to fixed annuities, for the years ended December 31 was as follows:

($ in millions)	2009	2008	2007
Balance, beginning of year	$ 453	$ 295	$ 225
Impact of adoption of new OTTI accounting guidance before unrealized impact [1]	(35)	—	—
Impact of adoption of new OTTI accounting guidance effect of unrealized capital gains and losses [2]	35	—	—
Impact of adoption of new internal replacements accounting guidance [3]	—	—	(2)
Sales inducements deferred	28	47	64
Amortization charged to income	(129)	(53)	(57)
Effect of unrealized gains and losses	(157)	164	65
Balance, end of year	$ 195	$ 453	$ 295

[1] The adoption of new OTTI accounting guidance on April 1, 2009 resulted in an adjustment to DSI to reverse previously recorded DSI accretion related to realized capital losses that were reclassified to other comprehensive income upon adoption.

[2] The adoption of new OTTI accounting guidance resulted in an adjustment to DSI due to the change in unrealized capital gains and losses that occurred upon adoption on April 1, 2009 when previously recorded realized capital losses were reclassified to other comprehensive income. The adjustment was recorded as an increase of the DSI balance and unrealized capital gains and losses.

[3] The adoption of new accounting guidance related to internal replacements resulted in a $2 million adjustment to unamortized DSI related to the impact on future estimated gross profits from the changes in accounting for certain costs associated with contract continuations that no longer qualify for deferral.

11. Capital Structure

Debt outstanding

Total debt outstanding at December 31 consisted of the following:

($ in millions)	2009	2008
7.20% Senior Notes, due 2009 [1]	$ –	$ 750
6.125% Senior Notes, due 2012 [1]	350	350
7.50% Debentures, due 2013	250	250
5.00% Senior Notes, due 2014 [1]	650	650
6.20% Senior Notes, due 2014 [1]	300	–
6.75% Senior Debentures, due 2018	250	250
7.45% Senior Notes, due 2019 [1]	700	–
6.125% Senior Notes, due 2032 [1]	250	250
5.350% Senior Notes due 2033 [1]	400	400
5.55% Senior Notes due 2035 [1]	800	800
5.95% Senior Notes, due 2036 [1]	650	650
6.90% Senior Debentures, due 2038	250	250
6.125% Junior Subordinated Debentures, due 2067	500	500
6.50% Junior Subordinated Debentures, due 2067	500	500
Synthetic lease VIE obligations, floating rates, due 2011	42	40
Federal Home Loan Bank ("FHLB") advances, due 2018	18	19
Total long-term debt	5,910	5,659
Short-term debt [2]	–	–
Total debt	$ 5,910	$ 5,659

[1] Senior Notes are subject to redemption at the Company's option in whole or in part at any time at the greater of either 100% of the principal amount plus accrued and unpaid interest to the redemption date or the discounted sum of the present values of the remaining scheduled payments of principal and interest and accrued and unpaid interest to the redemption date.

[2] The Company classifies any borrowings, which have a maturity of twelve months or less at inception as short-term debt.

Total debt outstanding by maturity at December 31 consisted of the following:

($ in millions)	2009	2008
Due within one year or less	$ –	$ 750
Due after one year through 5 years	1,592	640
Due after 5 years through 10 years	968	919
Due after 10 years through 20 years	–	–
Due after 20 years	3,350	3,350
Total debt	$ 5,910	$ 5,659

In May 2009, the Company issued $300 million of 6.20% Senior Notes due 2014 and $700 million of 7.45% Senior Notes due 2019, utilizing the registration statement filed with the Securities and Exchange Commission ("SEC") on May 8, 2009. The proceeds of this issuance were used for general corporate purposes, as well as to facilitate the repayment of the $750 million of 7.20% Senior Notes that matured on December 1, 2009.

The Company has outstanding $500 million of Series A 6.50% and $500 million of Series B 6.125% Fixed-to-Floating Rate Junior Subordinated Debentures (together the "Debentures"). The scheduled maturity dates for the Debentures are May 15, 2057 and May 15, 2037 for Series A and Series B, respectively, with a final maturity date of May 15, 2067. The Debentures may be redeemed (i) in whole or in part, at any time on or after May 15, 2037 or May 15, 2017 for Series A and Series B, respectively, at their principal amount plus accrued and unpaid interest to the date of redemption, or (ii) in certain circumstances, in whole or in part, prior to May 15, 2037 and May 15, 2017 for Series A and Series B, respectively, at their principal amount plus accrued and unpaid interest to the date of redemption or, if greater, a make-whole price.

Interest on the Debentures is payable semi-annually at the stated fixed annual rate to May 15, 2037 and May 15, 2017 for Series A and Series B, respectively, and then payable quarterly at an annual rate equal to the three-month LIBOR plus 2.12% and 1.935% for Series A and Series B, respectively. The Company may elect at one or more times to defer payment of interest on the Debentures for one or more consecutive interest periods that do not exceed 10 years. Interest compounds during such deferral periods at the rate in effect for each period. The interest deferral feature obligates the Company in certain circumstances to issue common stock or certain other types of securities if it cannot otherwise raise sufficient funds to make the required interest payments. The Company has reserved 75 million shares of its authorized and unissued common stock to satisfy this obligation.

In connection with the issuance of the Debentures, the Company entered into replacement capital covenants. These covenants are not intended for the benefit of the holders of the Debentures and may not be enforced by them. Rather, they are for the benefit of holders of one or more other designated series of the Company's indebtedness, initially the 6.90% Senior Debentures due 2038. Pursuant to these covenants, the Company has agreed that it will not repay, redeem, or purchase the Debentures on or before May 15, 2067 and May 15, 2047 for Series A and Series B, respectively, unless, subject to certain limitations, the Company has received proceeds in specified amounts from the issuance of specified securities. These covenants terminate in 2067 and 2047 for Series A and Series B, respectively, or earlier upon the occurrence of certain events, including an acceleration of the Debentures of the particular series due to the occurrence of an event of default. An event of default, as defined by the supplemental indentures, includes default in the payment of interest or principal and bankruptcy proceedings.

The Company is the primary beneficiary of a consolidated VIE used to acquire up to 38 automotive collision repair stores ("synthetic lease VIE"). In 2006, the Company renewed the synthetic lease for a five-year term at a floating rate due 2011. The Company's Consolidated Statements of Financial Position include $42 million and $40 million of property and equipment, net, and long-term debt as of December 31, 2009 and 2008, respectively.

The Allstate Bank received a $10 million long-term advance from the FHLB in April 2008, and another $10 million advance in September 2008. The FHLB advances are secured with fixed income securities pledged to the FHLB. During both 2009 and 2008, $1 million was repaid on the advances.

To manage short-term liquidity, Allstate can issue commercial paper, draw on its credit facilities and engage in securities repurchase agreements (see Note 2). The Company currently maintains a commercial paper program and a credit facility as a potential source of funds. These include a $1.00 billion unsecured revolving credit facility and a commercial paper program with a borrowing limit of $1.00 billion. The facility has an initial term of five years expiring in 2012 with two optional one-year extensions that can be exercised at the end of any of the remaining four years of the facility upon approval of existing or replacement lenders providing more than two-thirds of the commitments to lend. This facility also contains an increase provision that would allow up to an additional $500 million of borrowing provided the increased portion could be fully syndicated at a later date among existing or new lenders. This facility has a financial covenant requiring the Company not to exceed a 37.5% debt to capital resources ratio as defined in the agreement. Although the right to borrow under the facility is not subject to a minimum rating requirement, the costs of maintaining the facility and borrowing under it are based on the ratings of the Company's senior, unsecured, nonguaranteed long-term debt. The total amount outstanding at any point in time under the combination of the commercial paper program and the credit facility cannot exceed the amount that can be borrowed under the credit facility. No amounts were outstanding under the credit facility as of December 31, 2009 and 2008. The Company had no commercial paper outstanding at December 31, 2009 and 2008.

The Company paid $383 million, $347 million and $320 million of interest on debt in 2009, 2008 and 2007, respectively.

During 2009, the Company filed a universal shelf registration statement with the SEC that expires in 2012. The registration statement covers an unspecified amount of securities and can be used to issue debt securities, common stock, preferred stock, depositary shares, warrants, stock purchase contracts, stock purchase units and securities of subsidiaries.

Capital stock

The Company had 900 million shares of issued common stock of which 537 million shares were outstanding and 363 million shares were held in treasury as of December 31, 2009. In 2009, the Company reacquired 189 thousand shares at an average cost of $19.38 and reissued 696 thousand shares under equity incentive plans.

12. Company Restructuring

The Company undertakes various programs to reduce expenses. These programs generally involve a reduction in staffing levels, and in certain cases, office closures. Restructuring and related charges include employee termination and relocation benefits, and post-exit rent expenses in connection with these programs, and non-cash charges resulting from pension benefit payments made to agents in connection with the 1999 reorganization of Allstate's multiple agency programs to a single exclusive agency program. In 2009, restructuring programs primarily relate to Allstate Protection's claim office consolidations, initiatives to improve efficiency and prioritization of technology operations, and reorganization of Business Insurance, as well as Allstate Financial's initiative to lower operating expenses. The expenses related to these activities are included in the Consolidated Statements of Operations as restructuring and related charges, and totaled $130 million, $23 million and $29 million in 2009, 2008 and 2007, respectively.

The following table presents changes in the restructuring liability for the year ended December 31, 2009.

($ in millions)	Employee costs	Exit costs	Total liability
Balance at December 31, 2008	$ 10	$ 1	$ 11
Expense incurred	109	7	116
Adjustments to liability	(7)	—	(7)
Payments applied against liability	(67)	(2)	(69)
Balance at December 31, 2009	$ 45	$ 6	$ 51

The payments applied against the liability for employee costs primarily reflect severance costs, and the payments for exit costs generally consist of post-exit rent expenses and contract termination penalties. As of December 31, 2009, the cumulative amount incurred to date for active programs totaled $174 million for employee costs and $45 million for exit costs.

13. Commitments, Guarantees and Contingent Liabilities

Leases

The Company leases certain office facilities and computer equipment. Total rent expense for all leases was $267 million, $294 million and $304 million in 2009, 2008 and 2007, respectively.

Minimum rental commitments under noncancelable capital and operating leases with an initial or remaining term of more than one year as of December 31, 2009 are as follows:

($ in millions)	Capital leases	Operating leases
2010	$ 12	$ 205
2011	5	157
2012	5	119
2013	5	74
2014	6	55
Thereafter	17	92
Total	$ 50	$ 702
Present value of minimum capital lease payments	$ 37	

State facility assessments

The Company is required to participate in assigned risk plans, reinsurance facilities and joint underwriting associations in various states that provide insurance coverage to individuals or entities that otherwise are unable to purchase such coverage from private insurers. Because of the Company's participation, it may be exposed to losses that surpass the capitalization of these facilities and/or to assessments from these facilities.

Castle Key is subject to assessments from Citizens Property Insurance Corporation in the state of Florida ("FL Citizens"), which was initially created by the state of Florida to provide insurance to property owners unable to obtain coverage in the private insurance market. Effective July 1, 2008, FL Citizens, at the discretion and direction of its Board of Governors ("FL Citizens Board"), can levy a regular assessment on assessable insurers and assessable insureds for a deficit in any calendar year up to a maximum of the greater of 6% of the deficit or 6% of Florida property premiums industry-wide for the prior year. Prior to July 2008, the assessment rate was 10%. The base of assessable insurers includes all property and casualty premiums in the state, except workers' compensation, medical malpractice, accident and health insurance and policies written under the NFIP. An insurer may recoup a regular assessment through a surcharge to policyholders. In order to recoup this assessment, an insurer must file for a policy surcharge with the Florida Office of Insurance Regulation ("FL OIR") at least fifteen days prior to imposing the surcharge on policies. If a deficit remains after the regular assessment, FL Citizens can also levy emergency assessments in the current and subsequent years. Companies are required to collect the emergency assessments directly from residential property policyholders and remit to FL Citizens as collected.

FL Citizens reported losses from Hurricane Wilma in 2005, which followed a deficit for the 2004 plan year. The FL Citizens Board certified the 2005 FL Citizens deficit at $1.73 billion of which $920 million was to be funded through a regular assessment. The Company paid its portion of the deficit assessment totaling $14 million during 2006 and has recouped $7 million as of December 31, 2009. The Company expects to continue recoupment in 2010. The remainder of the deficit was funded by bonds issued in 2006.

The Company is also subject to assessments from Louisiana Citizens Property Insurance Corporation ("LA Citizens"). LA Citizens can levy a regular assessment on participating companies for a deficit in any calendar year up to a maximum of the greater of 10% of the calendar year deficit or 10% of Louisiana direct property premiums industry-wide for the prior calendar year.

Florida Hurricane Catastrophe Fund

Castle Key participates in the mandatory coverage provided by the FHCF and therefore has access to reimbursements on certain qualifying Florida hurricane losses (see Note 9) from the FHCF, has exposure to assessments and pays annual premiums to the FHCF for this reimbursement protection. The FHCF has the authority to issue bonds to pay its obligations to insurers participating in the mandatory coverage in excess of its capital balances. Payment of these bonds is funded by emergency assessments on all property and casualty premiums in the state, except workers' compensation, medical malpractice, accident and health insurance and policies written under the NFIP. The FHCF emergency assessments are limited to 6% of premiums per year beginning the first year in which reimbursements require bonding, and up to a total of 10% of premiums per year for assessments in the second and subsequent years, if required to fund additional bonding. The FHCF issued approximately $625 million and $4 billion in bonds in 2008 and 2006, respectively, and the FL OIR ordered an emergency assessment of 1% of premiums collected for all policies renewed after January 1, 2007. As required, companies will collect the FHCF emergency assessments directly from policyholders and remit them to the FHCF as they are collected.

Facilities such as FL Citizens, LA Citizens and the FHCF are generally designed so that the ultimate cost is borne by policyholders, however, the exposure to assessments and the availability of recoupments or premium rate increases from these facilities may not offset each other in the Company's financial statements. Moreover, even if they do offset each other, they may not offset each other in financial statements for the same fiscal period due to the ultimate timing of the assessments and recoupments or premium rate increases, as well as the possibility of policies not being renewed in subsequent years.

California Earthquake Authority

Exposure to certain potential losses from earthquakes in California is limited by the Company's participation in the California Earthquake Authority ("CEA"), which provides insurance for California earthquake losses. The CEA is a privately-financed, publicly-managed state agency created to provide insurance coverage for earthquake damage. Insurers selling homeowners insurance in California are required to offer earthquake insurance to their customers either through their company or by participation in the CEA. The Company's homeowners policies continue to include coverages for losses caused by explosions, theft, glass breakage and fires following an earthquake, which are not underwritten by the CEA.

At September 30, 2009, the CEA's capital balance was approximately $3.42 billion. Should losses arising from an earthquake cause a deficit in the CEA, additional funding would be obtained from the proceeds of revenue bonds the CEA may issue, an existing $3.10 billion reinsurance layer, and finally, if needed, assessments on participating insurance companies. The authority of the CEA to assess participating insurers extends through December 1, 2018. Participating insurers are required to pay an assessment, currently estimated not to exceed $1.47 billion, if the capital of the CEA falls below $350 million. Participating insurers are required to pay a second additional assessment, currently estimated not to exceed $1.30 billion, if aggregate CEA earthquake losses exceed $9.60 billion and the capital of the CEA falls below $350 million. Within the limits previously described, the assessment could be intended to restore the CEA's capital to a level of $350 million. There is no provision that allows insurers to recover assessments through a premium surcharge or other mechanism. The CEA's projected aggregate claim paying capacity is $9.60 billion as of September 30, 2009 and if an event were to result in claims greater than its capacity, affected policyholders would be paid a prorated portion of their covered losses.

All future assessments on participating CEA insurers are based on their CEA insurance market share as of December 31 of the preceding year. As of December 31, 2008, the Company's share of the CEA was 18.7%. Allstate does not expect its CEA market share to materially change. At this level, the Company's maximum possible CEA assessment would be $517 million during 2010. Accordingly, assessments from the CEA for a particular quarter or annual period may be material to the results of operations and cash flows, but not the financial position of the Company. Management believes Allstate's exposure to earthquake losses in California has been significantly reduced as a result of its participation in the CEA.

Texas Windstorm Insurance Association

The Company participates in the mandatory coverage provided by the TWIA, for losses relating to hurricane activity. Amounts assessed to each company are allocated based upon its proportion of business written. In September 2008, TWIA assessed the Company $66 million for losses relating to Hurricane Ike. The assessment was based on 2007 direct voluntary writings in the State of Texas. The Company expects to recoup $35 million of the assessment via premium tax offsets over a five year period. $7 million of the total recoupable amount was realized via premium tax offsets in 2009. The remaining $31 million of the assessment was eligible for cession under the Company's reinsurance program. The TWIA board has not indicated the likelihood of any possible future assessments to insurers at this time. However, assessments from the TWIA for a particular quarter or annual period may be material to the results of operations and cash flows, but not the financial position of the Company. Management believes Allstate's exposure to losses in Texas has been significantly reduced as a result of its participation in the TWIA.

Guaranty funds

Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in each state. The Company's policy is to accrue assessments as the related written premium upon which the assessment is based is written, subsequent to the occurrence of a formal determination of insolvency. As of December 31, 2009 and 2008, the liability balance included in other liabilities and accrued expenses was $106 million and $118 million, respectively. The related premium tax offsets included in other assets were $28 million and $29 million as of December 31, 2009 and 2008, respectively.

Shared markets

As a condition of maintaining its licenses to write personal property and casualty insurance in various states, the Company is required to participate in assigned risk plans, reinsurance facilities and joint underwriting associations that provide various types of insurance coverage to individuals or entities that otherwise are unable to purchase such coverage from private insurers. Underwriting results related to these arrangements, which tend to be adverse, have been immaterial to the Company's results of operations.

PMI runoff support agreement

The Company has certain limited rights and obligations under a capital support agreement ("Runoff Support Agreement") with PMI Mortgage Insurance Company ("PMI"), the primary operating subsidiary of PMI Group, related to the Company's disposition of PMI in prior years. Under the Runoff Support Agreement, the Company would be required to pay claims on PMI policies written prior to October 28, 1994 if PMI fails certain financial covenants and fails to pay such claims. The agreement only covers these policies and not any policies issued on or after that date. In the event any amounts are so paid, the Company would receive a commensurate amount of preferred stock or subordinated debt of PMI Group or PMI. The Runoff Support Agreement also restricts PMI's ability to write new business and pay dividends under certain circumstances. Management does not believe this agreement will have a material adverse effect on results of operations, cash flows or financial position of the Company.

Guarantees

The Company owns certain fixed income securities that obligate the Company to exchange credit risk or to forfeit principal due, depending on the nature or occurrence of specified credit events for the referenced entities. In the event all such specified credit events were to occur, the Company's maximum amount at risk on these fixed income securities, as measured by the amount of the aggregate initial investment, was $160 million at December 31, 2009. The obligations associated with these fixed income securities expire at various dates during the next five years.

Related to the disposal through reinsurance of substantially all of Allstate Financial's variable annuity business to Prudential Financial, Inc. and its subsidiary in 2006, the Company and its consolidated subsidiaries, ALIC and ALNY, have agreed to indemnify Prudential for certain pre-closing contingent liabilities (including extra-contractual liabilities of ALIC and ALNY and liabilities specifically excluded from the transaction) that ALIC and ALNY have agreed to retain. In addition, the Company, ALIC and ALNY will each indemnify Prudential for certain post-closing liabilities that may arise from the acts of ALIC, ALNY and their agents, including in connection with ALIC's and ALNY's provision of transition services. The reinsurance agreements contain no limitations or indemnifications with regard to insurance risk transfer, and transferred all of the future risks and responsibilities for performance on the underlying variable annuity contracts to Prudential, including those related to benefit guarantees. Management does not believe this agreement will have a material adverse effect on results of operations, cash flows or financial position of the Company.

The Company provides residual value guarantees on Company leased automobiles. If all outstanding leases were terminated effective December 31, 2009, the Company's maximum obligation pursuant to these guarantees, assuming the automobiles have no residual value, would be $11 million at December 31, 2009. The remaining term of each residual value guarantee is equal to the term of the underlying lease that ranges from less than one year to three years. Historically, the Company has not made any material payments pursuant to these guarantees.

In the normal course of business, the Company provides standard indemnifications to contractual counterparties in connection with numerous transactions, including acquisitions and divestitures. The types of indemnifications typically provided include indemnifications for breaches of representations and warranties, taxes and certain other liabilities, such as third party lawsuits. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business based on an assessment that the risk of loss would be remote. The terms of the indemnifications vary in duration and nature. In many cases, the maximum obligation is not explicitly stated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. Consequently, the maximum amount of the obligation under such indemnifications is not determinable. Historically, the Company has not made any material payments pursuant to these obligations.

The aggregate liability balance related to all guarantees was not material as of December 31, 2009.

Regulation and Compliance

The Company is subject to changing social, economic and regulatory conditions. From time to time, regulatory authorities or legislative bodies seek to influence and restrict premium rates, require premium refunds to policyholders, require reinstatement of terminated policies, restrict the ability of insurers to cancel or non-renew policies, require insurers to continue to write new policies or limit their ability to write new policies, limit insurers' ability to change coverage terms or to impose underwriting standards, impose additional regulations regarding agent and broker compensation, and otherwise expand overall regulation of insurance products and the insurance industry. The Company has established procedures and policies to facilitate compliance with laws and regulations, to foster prudent business operations, and to support financial reporting. The Company routinely reviews its practices to validate compliance with laws and regulations and with internal procedures and policies. As a result of these reviews, from time to time the Company may decide to modify some of its procedures and policies. Such modifications, and the reviews that led to them, may be accompanied by payments being made and costs being incurred. The ultimate changes and eventual effects of these actions on the Company's business, if any, are uncertain.

A multi-state market conduct examination of Allstate's claims handling practices is in process and Florida, Illinois, Iowa, and New York are serving as the lead states. The official notice of the examination was issued by the Illinois Department of Insurance (formerly Illinois Division of Insurance) on March 30, 2009.

Legal and regulatory proceedings and inquiries

Background

The Company and certain subsidiaries are involved in a number of lawsuits, regulatory inquiries, and other legal proceedings arising out of various aspects of its business. As background to the "Proceedings" subsection below, please note the following:

- These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities, including the underlying facts of each matter; novel legal issues; variations between jurisdictions in which matters are being litigated, heard, or investigated; differences in applicable laws and judicial interpretations; the length of time before many of these matters might be resolved by settlement, through litigation or otherwise; the fact that some of the lawsuits are putative class actions in which a class has not been certified and in which the purported class may not be clearly defined; the fact that some of the lawsuits involve multi-state class actions in which the applicable law(s) for the claims at issue is in dispute and therefore unclear; and the current challenging legal environment faced by large corporations and insurance companies.

- The outcome of these matters may be affected by decisions, verdicts, and settlements, and the timing of such decisions, verdicts, and settlements, in other individual and class action lawsuits that involve the Company, other insurers, or other entities and by other legal, governmental, and regulatory actions that involve the Company, other insurers, or other entities. The outcome may also be affected by future state or federal legislation, the timing or substance of which cannot be predicted.
- In the lawsuits, plaintiffs seek a variety of remedies including equitable relief in the form of injunctive and other remedies and monetary relief in the form of contractual and extra-contractual damages. In some cases, the monetary damages sought include punitive or treble damages. Often specific information about the relief sought, such as the amount of damages, is not available because plaintiffs have not requested specific relief in their pleadings. When specific monetary demands are made, they are often set just below a state court jurisdictional limit in order to seek the maximum amount available in state court, regardless of the specifics of the case, while still avoiding the risk of removal to federal court. In Allstate's experience, monetary demands in pleadings bear little relation to the ultimate loss, if any, to the Company.
- In connection with regulatory examinations and proceedings, government authorities may seek various forms of relief, including penalties, restitution and changes in business practices. The Company may not be advised of the nature and extent of relief sought until the final stages of the examination or proceeding.
- For the reasons specified above, it is often not possible to make meaningful estimates of the amount or range of loss that could result from the matters described below in the "Proceedings" subsection. The Company reviews these matters on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, the Company bases its decisions on its assessment of the ultimate outcome following all appeals.
- Due to the complexity and scope of the matters disclosed in the "Proceedings" subsection below and the many uncertainties that exist, the ultimate outcome of these matters cannot be reasonably predicted. In the event of an unfavorable outcome in one or more of these matters, the ultimate liability may be in excess of amounts currently reserved, if any, and may be material to the Company's operating results or cash flows for a particular quarterly or annual period. However, based on information currently known to it, management believes that the ultimate outcome of all matters described below, as they are resolved over time, is not likely to have a material adverse effect on the financial position of the Company.

Proceedings

There are a number of state and nationwide class action lawsuits pending in various state courts challenging the legal propriety of Allstate's medical bill review processes on a number of grounds, including the manner in which Allstate determines reasonableness and necessity. These lawsuits, which to a large degree mirror similar lawsuits filed against other carriers in the industry, allege these processes are used by Allstate systematically to undervalue claims. Plaintiffs seek monetary damages in the form of contractual and extra-contractual damages. The Company denies these allegations. One nationwide class action was certified. Allstate has received final approval of a settlement of this class action which is immaterial in amount. The Company continues to vigorously defend the other pending lawsuits.

There is a nationwide putative class action pending against Allstate that challenges Allstate's use of a vendor's automated database in valuing total loss automobiles. To a large degree, this lawsuit mirrors similar lawsuits filed against other carriers in the industry. Plaintiffs allege that Allstate systematically underpays first party total loss vehicle claims. The plaintiffs are seeking actual and punitive damages. The lawsuit is in the discovery stage and Allstate is vigorously defending it.

The Company is vigorously defending a number of matters filed in the aftermath of Hurricane Katrina, including individual lawsuits and two statewide putative class actions in Louisiana. These matters are in various stages of development. The lawsuits and developments in litigation arising from the hurricanes include the following:

- The Company has been sued in a putative class action in the United States District Court for the Western District of Louisiana. The plaintiffs allege that they were entitled to, but did not receive, payment for general contractor overhead and profit ("GCOP") or that the GCOP they received was not adequate to compensate them for the entire costs of a general contractor. The plaintiffs also alleged that Allstate incorrectly calculated depreciation on property losses. The Court granted partial summary judgment, and dismissed the claim challenging the method of calculating depreciation. In October 2008, the Court heard plaintiffs' motion to certify three subclasses: the first class would impose a "three trade rule", meaning any time three or more trades are reflected on the estimate, GCOP must be paid; the second class encompassed the alleged miscalculation of GCOP when both general and specialty contractors are involved; and the third class sought to impose on the Company statutory penalties for its alleged breach of contract with regard to the first two subclasses. The Court denied plaintiffs' motion on the certification of the two subclasses regarding the "three trade rule" and statutory penalties. The plaintiffs' motion for certification of the third subclass alleging that GCOP is not properly calculated when both general and specialty contractors are involved is pending.

- The Louisiana Attorney General filed a class action lawsuit in state court against Allstate and other insurers on behalf of Road Home fund recipients alleging that the insurers have failed to pay all damages owed under their policies. The insurers removed the matter to federal court. The district court denied plaintiffs' motion to remand the matter to state court and the U.S. Court of Appeals for the Fifth Circuit affirmed that ruling. The defendants filed a motion to dismiss and the plaintiffs filed a motion to remand the claims involving a Road Home subrogation agreement. In March 2009, the district court denied the State's request that its claims be remanded to state court. As for the defendant insurers' motion, the judge granted it in part and denied it in part. Dismissal of all of the extra-contractual claims, including the bad faith and breach of fiduciary duty claims, was granted. Dismissal also was granted of all claims based on the Valued Policy Law and all flood loss claims based on the levee breaches finding that the insurers flood exclusions precluded coverage. The remaining claims are for breach of contract and for declaratory relief on the alleged underpayment of claims by the insurers. The judge did not dismiss the class action allegations. The defendants also had moved to dismiss the complaint on grounds that the State had no standing to bring the lawsuit as an assignee of insureds because of anti-assignment language in the insurers' policies. The judge denied the defendants' motion for reconsideration on the assignment issue but found the matter was ripe for consideration by the federal appellate court. The defendants have filed a petition for permission to appeal to the Fifth Circuit. The Fifth Circuit has accepted review. After the Fifth Circuit accepted review, plaintiffs filed a motion to remand the case to state court, asserting that the class claims on which federal jurisdiction was premised have now effectively been dismissed as a result of a ruling in a related case. The Fifth Circuit has denied the motion for remand, without prejudice to plaintiffs' right to refile the motion for remand after the Fifth Circuit disposes of the pending appeal.

Allstate is vigorously defending a lawsuit involving worker classification issues. This lawsuit is a certified class action challenging a state wage and hour law. In December 2009, the liability phase of the case was tried and a decision is pending. In this case, plaintiffs seek monetary relief, such as penalties and liquidated damages, and non-monetary relief, such as injunctive relief.

The Company is defending certain matters relating to the Company's agency program reorganization announced in 1999. These matters are in various stages of development.

- These matters include a lawsuit filed in 2001 by the U.S. Equal Employment Opportunity Commission ("EEOC") alleging retaliation under federal civil rights laws (the "EEOC I" suit) and a class action filed in 2001 by former employee agents alleging retaliation and age discrimination under the Age Discrimination in Employment Act ("ADEA"), breach of contract and ERISA violations (the "Romero I" suit). In 2004, in the consolidated EEOC I and Romero I litigation, the trial court issued a memorandum and order that, among other things, certified classes of agents, including a mandatory class of agents who had signed a release, for purposes of effecting the court's declaratory judgment that the release is voidable at the option of the release signer. The court also ordered that an agent who voids the release must return to Allstate "any and all benefits received by the [agent] in exchange for signing the release." The court also stated that, "on the undisputed facts of record, there is no basis for claims of age discrimination." The EEOC and plaintiffs asked the court to clarify and/or reconsider its memorandum and order and in January 2007, the judge denied their request. In June 2007, the court granted the Company's motions for summary judgment. Following plaintiffs' filing of a notice of appeal, the U.S. Court of Appeals for the Third Circuit issued an order in December 2007 stating that the notice of appeal was not taken from a final order within the meaning of the federal law and thus not appealable at this time. In March 2008, the Third Circuit decided that the appeal should not summarily be dismissed and that the question of whether the matter is appealable at this time will be addressed by the Third Circuit along with the merits of the appeal. In July 2009, the Third Circuit vacated the decision which granted the Company's summary judgment motions, remanded the cases to the trial court for additional discovery, and directed that the cases be reassigned to another trial court judge.

- A putative nationwide class action has also been filed by former employee agents alleging various violations of ERISA, including a worker classification issue. These plaintiffs are challenging certain amendments to the Agents Pension Plan and are seeking to have exclusive agent independent contractors treated as employees for benefit purposes. This matter was dismissed with prejudice by the trial court, was the subject of further proceedings on appeal, and was reversed and remanded to the trial court in 2005. In June 2007, the court granted the Company's motion to dismiss the case. Following plaintiffs' filing of a notice of appeal, the U.S. Court of Appeals for the Third Circuit issued an order in December 2007 stating that the notice of appeal was not taken from a final order within the meaning of the federal law and thus not appealable at this time. In March 2008, the Third Circuit decided that the appeal should not summarily be dismissed and that the question of whether the matter is appealable at this time will be addressed by the Third Circuit along with the merits of the appeal. In July 2009, the Third Circuit vacated the decision which granted the Company's motion to dismiss the case, remanded the case to the trial court for additional discovery, and directed that the case be reassigned to another trial court judge.

In all of these various matters, plaintiffs seek compensatory and punitive damages, and equitable relief. Allstate has been vigorously defending these lawsuits and other matters related to its agency program reorganization.

In New Mexico, Allstate is defending a certified class action challenging the method by which Allstate discloses installment fees. The class members are limited to New Mexico policyholders based on the trial court's acceptance of plaintiffs' amended complaint. The plaintiffs contend that installment fees must be disclosed on the insurance policy itself, which would include the declarations page, because the fees allegedly meet the legal definition of "premium". Plaintiffs seek repayment of installment fees since October 1996.

Other Matters

Various other legal, governmental, and regulatory actions, including state market conduct exams, and other governmental and regulatory inquiries are currently pending that involve the Company and specific aspects of its conduct of business. Like other members of the insurance industry, the Company is the target of a number of class action lawsuits and other types of proceedings, some of which involve claims for substantial or indeterminate amounts. These actions are based on a variety of issues and target a range of the Company's practices. The outcome of these disputes is currently unpredictable.

One or more of these matters could have an adverse effect on the Company's operating results or cash flows for a particular quarterly or annual period. However, based on information currently known to it, management believes that the ultimate outcome of all matters described in this "Other Matters" subsection, in excess of amounts currently reserved, if any, as they are resolved over time is not likely to have a material effect on the operating results, cash flows or financial position of the Company.

Shareholder demand letter

On April 16, 2009, Allstate received the Service Employees International Union ("SEIU") Pension Plans Master Trust's shareholder demand for board action concerning the Company's past executive compensation practices. The Company believes that as many as 28 other companies may have received similar letters from the SEIU. The SEIU correspondence has been referred to Allstate's Board of Directors for its consideration and disposition.

Asbestos and environmental

Allstate's reserves for asbestos claims were $1.18 billion and $1.23 billion, net of reinsurance recoverables of $600 million and $704 million, at December 31, 2009 and 2008, respectively. Reserves for environmental claims were $198 million and $195 million, net of reinsurance recoverables of $49 million and $56 million, at December 31, 2009 and 2008, respectively. Approximately 62% and 64% of the total net asbestos and environmental reserves at December 31, 2009 and 2008, respectively, were for incurred but not reported estimated losses.

Management believes its net loss reserves for asbestos, environmental and other discontinued lines exposures are appropriately established based on available facts, technology, laws and regulations. However, establishing net loss reserves for asbestos, environmental and other discontinued lines claims is subject to uncertainties that are greater than those presented by other types of claims. The ultimate cost of losses may vary materially from recorded amounts, which are based on management's best estimate. Among the complications are lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure and unresolved legal issues regarding policy coverage; unresolved legal issues regarding the determination, availability and timing of exhaustion of policy limits; plaintiffs' evolving and expanding theories of liability, availability and collectability of recoveries from reinsurance, retrospectively determined premiums and other contractual agreements; and estimating the extent and timing of any contractual liability, and other uncertainties. There are also complex legal issues concerning the interpretation of various insurance policy provisions and whether those losses are covered, or were ever intended to be covered, and could be recoverable through retrospectively determined premium, reinsurance or other contractual agreements. Courts have reached different and sometimes inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insurer obligation to defend; how policy limits are determined; how policy exclusions and conditions are applied and interpreted; and whether clean-up costs represent insured property damage. Management believes these issues are not likely to be resolved in the near future, and the ultimate cost may vary materially from the amounts currently recorded resulting in an increase in loss reserves. In addition, while the Company believes that improved actuarial techniques and databases have assisted in its ability to estimate asbestos, environmental, and other discontinued lines net loss reserves, these refinements may subsequently prove to be inadequate indicators of the extent of probable losses. Due to the uncertainties and factors described above, management believes it is not practicable to develop a meaningful range for any such additional net loss reserves that may be required.

14. Income Taxes

The Company and its domestic subsidiaries file a consolidated federal income tax return. Tax liabilities and benefits realized by the consolidated group are allocated as generated by the respective entities.

The Internal Revenue Service ("IRS") is currently examining the Company's 2007 and 2008 federal income tax returns. The IRS has completed its examination of the Company's federal income tax returns for 2005-2006 and the case is under consideration at the IRS Appeals Office. The Company's tax years prior to 2005 have been examined by the IRS and the statute of limitations has expired on those years. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material effect on the results of operations, cash flows or financial position of the Company.

The reconciliation of the change in the amount of unrecognized tax benefits for the years ended December 31 is as follows:

($ in millions)	2009	2008	2007
Balance – beginning of year	$ 21	$ 76	$ 48
Increase for tax positions taken in a prior year	—	1	2
Decrease for tax positions taken in a prior year	—	—	—
Increase for tax positions taken in the current year	1	4	15
Decrease for tax positions taken in the current year	—	—	—
(Decrease) increase for settlements	—	(60)	11
Reductions due to lapse of statute of limitations	—	—	—
Balance – end of year	$ 22	$ 21	$ 76

The Company believes it is reasonably possible that the liability balance will be reduced by $22 million within the next twelve months upon the resolution of an outstanding issue resulting from the 2005-2006 IRS examination. Because of the impact of deferred tax accounting, recognition of previously unrecognized tax benefits is not expected to impact the Company's effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits in income tax expense. The Company recorded $0.1 million and $5 million of interest income and $1 million of interest expense relating to unrecognized tax benefits in income tax expense in 2009, 2008 and 2007, respectively. At December 31, 2009, there was no interest accrued with respect to unrecognized tax benefits. At December 31, 2008, total interest accrued with respect to unrecognized tax benefits was $0.1 million. No amounts have been accrued for penalties.

The components of the deferred income tax assets and liabilities at December 31 are as follows:

($ in millions)	2009	2008
Deferred assets		
Unearned premium reserves	$ 642	$ 650
Unrealized net capital losses	466	1,994
Life and annuity reserves	375	376
Difference in tax bases of invested assets	346	670
Discount on loss reserves	328	336
Pension	289	328
Accrued compensation	199	204
Other postretirement benefits	173	230
Other assets	227	430
Total deferred assets	3,045	5,218
Valuation allowance	(11)	(49)
Net deferred assets	3,034	5,169
Deferred liabilities		
DAC	(1,095)	(1,320)
Other liabilities	(69)	(55)
Total deferred liabilities	(1,164)	(1,375)
Net deferred asset	$ 1,870	$ 3,794

Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation allowances, will be realized based on the Company's assessment that the deductions ultimately recognized for tax purposes will be fully utilized. The valuation allowance for deferred tax assets decreased by $38 million in 2009.

The components of income tax expense (benefit) for the years ended December 31 are as follows:

($ in millions)	2009	2008	2007
Current	$ (18)	$ (874)	$ 2,030
Deferred (including $208 million tax benefit of operating loss carryforward in 2008)	412	(472)	(13)
Total income tax expense (benefit)	$ 394	$ (1,346)	$ 2,017

As of December 31, 2009, the Company has tax credit carryforwards of approximately $3 million which will be available to offset future tax liabilities. This carryforward will expire at the end of 2029. In addition, the Company has an alternative minimum tax ("AMT") credit carryforward of approximately $98 million which will be available to offset future tax liabilities indefinitely.

Income tax expense for the year ended December 31, 2009 includes expense of $254 million attributable to an increase in the valuation allowance relating to the deferred tax asset on capital losses recorded in the first quarter of 2009. This valuation allowance was released in connection with the adoption of new OTTI accounting guidance on April 1, 2009; however, the release was recorded as an increase to retained income and therefore did not reverse the amount recorded in income tax expense. The release of the valuation allowance is related to the reversal of previously recorded other-than-temporary impairment write-downs that would not have been recorded under the new OTTI accounting guidance.

The Company received refunds of $1.25 billion in 2009 and paid income taxes of $511 million and $2.03 billion in 2008 and 2007, respectively. The Company had a current income tax receivable of $264 million and $1.48 billion at December 31, 2009 and 2008, respectively.

A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the years ended December 31 is as follows:

	2009	2008	2007
Statutory federal income tax rate – expense (benefit)	35.0%	(35.0)%	35.0%
Tax-exempt income	(20.2)	(9.4)	(4.2)
Adjustment to prior year tax liabilities	(2.7)	(0.4)	(0.1)
Other	(0.4)	0.2	(0.4)
Valuation allowance	19.9	0.1	—
Effective income tax rate – expense (benefit)	31.6%	(44.5)%	30.3%

15. Statutory Financial Information

Allstate's domestic property-liability and life insurance subsidiaries prepare their statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. Prescribed statutory accounting practices include a variety of publications of the NAIC, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

All states require domiciled insurance companies to prepare statutory-basis financial statements in conformity with the NAIC Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the applicable insurance commissioner and/or director.

Statutory accounting practices differ from GAAP primarily since they require charging policy acquisition and certain sales inducement costs to expense as incurred, establishing life insurance reserves based on different actuarial assumptions, and valuing certain investments and establishing deferred taxes on a different basis.

Statutory net income and capital and surplus of Allstate's domestic insurance subsidiaries, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities are as follows:

($ in millions)	Net income			Capital and surplus [1]	
	2009	2008	2007	2009	2008
Amounts by major business type:					
Property-Liability	$ 1,318	$ 624	$ 5,062	$ 11,679	$ 9,878
Allstate Financial	(911)	(1,983)	186	3,588	3,335
Amount per statutory accounting practices	$ 407	$ (1,359)	$ 5,248	$ 15,267	$ 13,213

[1] The Property-Liability statutory capital and surplus balances exclude wholly-owned subsidiaries included in the Allstate Financial segment.

There are no permitted practices utilized as of December 31, 2009.

As of December 31, 2008, the commissioner of the Illinois Department of Insurance permitted ALIC to record its market value adjusted annuity assets and liabilities at book value pursuant to the Illinois Insurance Code which provides an alternative from market value accounting with approval of the commissioner. This accounting practice increased statutory capital and surplus by $1.24 billion at December 31, 2008 over what it would have been had the permitted practice not been allowed.

As of December 31, 2008, the commissioner of the Illinois Department of Insurance permitted AIC and ALIC to admit deferred tax assets that were expected to be realized within three years of the balance sheet date limited to 15% of statutory capital and surplus, instead of deferred tax assets that were expected to be realized within one year of the balance sheet date limited to 10% of statutory capital and surplus. This accounting practice increased statutory capital and surplus by $365 million at December 31, 2008 over what it would have been had the permitted practice not been allowed.

Dividends

The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company, receipt of dividends from AIC and other relevant factors. The payment of shareholder dividends by AIC without the prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in conformity with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. AIC did not pay any dividends in 2009. Based on AIC statutory capital and surplus as of December 31, 2009, the maximum amount of dividends AIC will be able to pay without prior Illinois Department of Insurance ("IL DOI") approval at a given point in time during 2010 is $1.50 billion, less dividends paid during the preceding twelve months measured at that point in time.

Notification and approval of intercompany lending activities is also required by the IL DOI for transactions that exceed a level that is based on a formula using statutory admitted assets and statutory surplus.

16. Benefit Plans

Pension and other postretirement plans

Defined benefit pension plans cover most full-time employees, certain part-time employees and employee-agents. Benefits under the pension plans are based upon the employee's length of service and eligible annual compensation. A cash balance formula was added to the Allstate Retirement Plan effective January 1, 2003. All eligible employees hired before August 1, 2002 were provided with a one-time opportunity to choose between the cash balance formula and the final average pay formula. The cash balance formula applies to all eligible employees hired after August 1, 2002.

The Company also provides certain health care subsidies for eligible employees hired before January 1, 2003 when they retire and their eligible dependents and certain life insurance benefits for eligible employees hired before January 1, 2003 when they retire ("postretirement benefits"). Qualified employees may become eligible for these benefits if they retire in accordance with the Company's established retirement policy and are continuously insured under the Company's group plans or other approved plans in accordance with the plan's participation requirements. The Company shares the cost of retiree medical benefits with non Medicare-eligible retirees based on years of service, with the Company's share being subject to a 5% limit on annual medical cost inflation after retirement. During 2009, the Company decided to change its approach for delivering benefits to Medicare-eligible retirees. The Company will no longer offer medical benefits for Medicare-eligible retirees but will instead provide a fixed Company contribution (based on years of service and other factors), which is not subject to adjustments for inflation.

The Company has reserved the right to modify or terminate its benefit plans at any time and for any reason.

Obligations and funded status

The Company calculates benefit obligations based upon generally accepted actuarial methodologies using the projected benefit obligation ("PBO") for pension plans and the accumulated postretirement benefit obligation ("APBO") for other postretirement plans. The determination of pension costs and other postretirement obligations as of December 31, 2009 and 2008 are determined using a December 31 measurement date. The benefit obligations represent the actuarial present value of all benefits attributed to employee service rendered as of the measurement date. The PBO is measured using the pension benefit formula and assumptions as to future compensation levels. A plan's funded status is calculated as the difference between the benefit obligation and the fair value of plan assets. The Company's funding policy for the pension plans is to make annual contributions at a level that is in accordance with regulations under the Internal Revenue Code ("IRC") and generally accepted actuarial principles. The Company's postretirement benefits plans are not funded.

The components of the plants' funded status that are reflected in the Consolidated Statements of Financial Position as of December 31 are as follows:

($ in millions)	Pension benefits		Postretirement benefits	
	2009	2008	2009	2008
Fair value of plan assets	$ 4,127	$ 3,399	$ —	$ —
Less: Benefit obligation	5,233	4,566	666	762
Funded status	$ (1,106)	$ (1,167)	$ (666)	$ (762)
Items not yet recognized as a component of net periodic cost:				
Net actuarial loss (gain)	$ 2,442	$ 2,060	$ (286)	$ (420)
Prior service (credit) cost	(8)	(10)	(197)	29
Unrecognized pension and other postretirement benefit cost – pre-tax	$ 2,434	$ 2,050	$ (483)	$ (391)
Deferred income tax	(852)	(718)	183	127
Unrecognized pension and other postretirement benefit cost	$ 1,582	$ 1,332	$ (300)	$ (264)

The increase of $382 million in the pension net actuarial loss during 2009 is related to a decrease in the discount rate partially offset by higher than expected returns. The majority of the $2.44 billion net actuarial pension benefit losses not yet recognized as a component of net periodic pension cost in 2009 reflects the effect of unfavorable equity market conditions on the value of the pension plan assets in prior years, and to a lesser extent decreases in the discount rate. The decrease of $134 million in the OPEB net actuarial gain during 2009 is primarily related to a decrease in the discount rate. The decrease of $226 million in the OPEB prior service cost is primarily related to an amendment of the medical plan for Medicare-eligible retirees.

The change in 2009 in items not yet recognized as a component of net periodic cost, which is recorded in unrecognized pension and other postretirement benefit cost, is shown in the table below.

($ in millions)	Pension benefits	Postretirement benefits
Items not yet recognized as a component of net periodic cost – December 31, 2008	$ 2,050	$ (391)
Net actuarial loss arising during the period	404	105
Net actuarial (loss) gain amortized to net periodic benefit cost	(36)	29
Prior service cost (credit) arising during the period	—	(232)
Prior service credit amortized to net periodic benefit cost	2	6
Translation adjustment and other	14	—
Items not yet recognized as a component of net periodic cost – December 31, 2009	$ 2,434	$ (483)

The net actuarial loss (gain) is recognized as a component of net periodic cost amortized over the average remaining service period of active employees expected to receive benefits. Estimates of the net actuarial loss (gain) and prior service credit expected to be recognized as component of net periodic benefit cost during 2010 are shown in the table below.

($ in millions)	Pension benefits	Postretirement benefits
Net actuarial loss (gain)	$ 159	$ (22)
Prior service credit	(2)	(23)

The accumulated benefit obligation ("ABO") for all defined benefit pension plans was $4.50 billion and $3.93 billion at December 31, 2009 and 2008, respectively. The ABO is the actuarial present value of all benefits attributed by the

Notes

pension benefit formula to employee service rendered at the measurement date. However, it differs from the PBO due to the exclusion of an assumption as to future compensation levels.

The PBO, ABO and fair value of plan assets for the Company's pension plans with an ABO in excess of plan assets were $4.99 billion, $4.28 billion, and $3.85 billion, respectively as of December 31, 2009, and $4.57 billion, $3.93 billion, and $3.40 billion, respectively as of December 31, 2008. Included in the accrued benefit cost of the pension benefits are certain unfunded non-qualified plans with accrued benefit costs of $156 million and $198 million for 2009 and 2008, respectively.

The changes in benefit obligations for all plans for the years ended December 31 are as follows:

($ in millions)	Pension benefits		Postretirement benefits	
	2009	2008	2009	2008
Change in benefit obligation				
Benefit obligation, beginning of year	$ 4,566	$ 5,002	$ 762	$ 908
Effects of changing the measurement date:				
Transition period adjustment to retained earnings	–	(2)	–	12
Net actuarial loss (gain) for October 31 – December 31, 2007	–	15	–	(30)
Benefit obligation	4,566	5,015	762	890
Service cost	125	145	13	18
Interest cost	331	313	52	58
Participant contributions	1	1	38	37
Actuarial loss (gain)	537	(471)	105	(155)
Benefits paid [1]	(356)	(367)	(77)	(77)
Plan amendment [2]	–	–	(232)	–
Translation adjustment and other	29	(70)	5	(9)
Benefit obligation, end of year	$ 5,233	$ 4,566	$ 666	$ 762

[1] Benefits paid include lump sum distributions, a portion of which may trigger settlement accounting treatment.

[2] In 2009, the Company amended its postretirement benefits plan offering and financial subsidy for Medicare-eligible retiree medical benefits.

Components of net periodic cost

The components of net periodic cost for all plans for the years ended December 31 are as follows:

($ in millions)	Pension benefits			Postretirement benefits		
	2009	2008	2007	2009	2008	2007
Service cost	$ 125	$ 145	$ 162	$ 13	$ 18	$ 24
Interest cost	331	313	311	52	58	65
Expected return on plan assets	(398)	(397)	(354)	–	–	–
Amortization of:						
Prior service (credit) cost	(3)	(2)	(2)	(6)	2	(1)
Net actuarial loss (gain)	15	37	116	(29)	(24)	1
Settlement loss	22	57	35	–	–	–
Net periodic cost	$ 92	$ 153	$ 268	$ 30	$ 54	$ 89

Assumptions

Weighted average assumptions used to determine net pension cost and net postretirement benefit cost for the years ended December 31 are:

($ in millions)	Pension benefits			Postretirement benefits		
	2009	2008	2007	2009	2008	2007
Weighted average discount rate	7.50%	6.50%	6.00%	6.50%	6.75%	6.00%
Rate of increase in compensation levels	4.0-4.5	4.0-4.5	4.0-4.5	n/a	n/a	n/a
Expected long-term rate of return on plan assets	8.5	8.5	8.5	n/a	n/a	n/a

Weighted average assumptions used to determine benefit obligations at December 31 are listed in the following table.

	Pension benefits		Postretirement benefits	
	2009	2008	2009	2008
Discount rate	6.25%	7.50%	6.25%	7.75%
Rate of increase in compensation levels	4.0-4.5	4.0-4.5	n/a	n/a

The weighted average health care cost trend rate used in measuring the accumulated postretirement benefit cost is 7.50% for 2010, gradually declining to 5.0% in 2015 and remaining at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plans. A one percentage-point increase in assumed health care cost trend rates would increase the total of the service and interest cost components of net periodic benefit cost of other postretirement benefits and the APBO by $4 million and $24 million, respectively. A one percentage-point decrease in assumed health care cost trend rates would decrease the total of the service and interest cost components of net periodic benefit cost of other postretirement benefits and the APBO by $4 million and $20 million, respectively.

Pension plan assets

The change in pension plan assets for the years ended December 31 is as follows:

($ in millions)	2009	2008
Fair value of plan assets, beginning of year	$ 3,399	$ 5,132
Actual return on plan assets	531	(1,366)
Employer contribution	526	148
Benefits paid	(356)	(444)
Translation adjustment and other	27	(71)
Fair value of plan assets, end of year	$ 4,127	$ 3,399

In general, the Company's pension plan assets are managed in accordance with investment policies approved by pension investment committees. The purpose of the policies is to ensure the plans' long-term ability to meet benefit obligations by prudently investing plan assets and Company contributions, while taking into consideration regulatory and legal requirements and current market conditions. The investment policies are reviewed periodically and specify target plan asset allocation by asset category. In addition, the policies specify various asset allocation, credit concentration and other risk limits. The pension plans' asset exposure within each asset category is tracked against widely accepted established benchmarks for each asset class with limits on variation from the benchmark established in the investment policy. For example, in general, the duration of the pension plans' fixed income portfolio must remain within a specified tolerance of the duration of the fixed income benchmark. Pension plan assets are regularly monitored for compliance with these limits and other risk limits specified in the investment policies.

The pension plans' target percentage of plan assets and the actual percentage of plan assets, by asset category at December 31 are as follows:

	Target percentage of plan assets	Actual percentage of plan assets	
Asset category	**2009**	**2009**	**2008**
U.S. equity securities	31%	25%	22%
International equity securities	16	16	14
U.S. government fixed income securities	19	19	21
Other fixed income securities	11	15	15
Real estate funds	7	3	4
Private equity funds	3	4	4
Hedge funds	11	9	11
Short-term investments	1	9	8
Other	1	–	1
Total [1]	100%	100%	100%

[1] Securities lending collateral reinvestment is excluded from target and actual percentage of plan assets.

In general, exposures to an asset category may be achieved either through direct investment holdings or through replication using derivative instruments (e.g., U.S. equity futures or U.S. Treasury bond futures).

Outside the target asset allocation, the pension plans participate in a securities lending program to enhance returns. U.S. government fixed income securities and U.S. equity securities are lent out and cash collateral is invested 42% in municipal fixed income securities, 12% in ABS and 46% in short-term investments.

The following table presents the fair values of pension plan assets as of December 31, 2009.

($ in millions)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of December 31, 2009
Assets				
Equity securities:				
U.S.	$ 888	$ 137	$ 4	$ 1,029
International	542	121	—	663
Fixed income securities:				
U.S. government and agencies	774	72	—	846
Municipal	—	—	344	344
Corporate	—	565	10	575
RMBS	—	—	61	61
ABS	—	—	32	32
Short-term investments	60	657	—	717
Limited partnership interests:				
Real estate funds [1]	—	—	135	135
Private equity funds [2]	—	—	149	149
Hedge funds [3]	—	—	368	368
Cash and cash equivalents	10	—	—	10
Free-standing derivatives:				
Assets	13	—	—	13
Liabilities	(7)	—	—	(7)
Total plan assets at fair value	$ 2,280	$ 1,552	$ 1,103	4,935
% of total plan assets at fair value	46.2%	31.4%	22.4%	100.0%
Securities lending obligation [4]				(840)
Other net plan assets [5]				32
Total reported plan assets				$ 4,127

[1] Real estate funds held by the pension plans primarily invest in U.S. commercial real estate.

[2] Private equity funds held by the pension plans are primarily comprised of North American buyout funds.

[3] Hedge funds held by the pension plans primarily comprised fund of funds investments in diversified pools of capital across funds with underlying strategies such as convertible arbitrage, equity market neutral, fixed income arbitrage, global macro, commodity trading advisors, long short equity, short biased equity, and event driven strategies. The investments in hedge funds are primarily combined with U.S. equity index futures as a strategy to replicate U.S. equity exposure, which provides additional yield while maintaining approximately the same risk exposure as holding a portfolio of U.S. equity securities.

[4] The securities lending obligation represents the plan's obligation to return securities lending collateral received under a securities lending program. The terms of the program allow both the plan and the counterparty the right and ability to redeem/return the securities loaned on short notice. Due to its relatively short-term nature, the outstanding balance of the obligation approximates fair value.

[5] Other net plan assets represent interest and dividends receivable and net receivables related to settlements of investment transactions, such as purchases and sales.

The fair values of pension plan assets are estimated using the same methodologies and inputs as those used to determine the fair values for the respective asset category of the Company. These methodologies and inputs are disclosed in Note 5.

The following table provides a summary of changes in fair value during the year ended December 31, 2009 of Level 3 plan assets.

($ in millions)	Balance as of January 1, 2009	Actual return on plan assets: Relating to assets sold during the period	Actual return on plan assets: Relating to assets still held at the reporting date	Purchases, sales, issuances and settlements, net	Net transfers in and/or (out) of Level 3	Balance as of December 31, 2009
Assets						
U. S. equity securities	$ 5	$ —	$ (3)	$ 2	$ —	$ 4
Fixed income securities:						
Municipal	408	—	22	(48)	(38)	344
Corporate	10	2	—	17	(19)	10
RMBS	99	—	2	(40)	—	61
ABS	—	—	—	32	—	32
Limited partnership interests:						
Real estate funds	142	—	(47)	40	—	135
Private equity funds	133	—	4	12	—	149
Hedge funds	341	10	37	(20)	—	368
Total Level 3 plan assets	$ 1,138	$ 12	$ 15	$ (5)	$ (57)	$ 1,103

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on plan assets. The Company's assumption for the expected long-term rate of return on plan assets is reviewed annually giving consideration to appropriate financial data including, but not limited to, the plan asset allocation, forward-looking expected returns for the period over which benefits will be paid, historical returns on plan assets and other relevant market data. Given the long-term forward looking nature of this assumption, the actual returns in any one year do not immediately result in a change. In giving consideration to the targeted plan asset allocation, the Company evaluated returns using the same sources it has used historically which include: historical average asset class returns from an independent nationally recognized vendor of this type of data blended together using the asset allocation policy weights for the Company's pension plans; asset class return forecasts from a large global independent asset management firm that specializes in providing multi-asset class index fund products which were blended together using the asset allocation policy weights; and expected portfolio returns from a proprietary simulation methodology of a widely recognized external investment consulting firm that performs asset allocation and actuarial services for corporate pension plan sponsors. This same methodology has been applied on a consistent basis each year. All of these were consistent with the Company's long-term rate of return on plan assets assumption of 8.5% as of December 31, 2009 and 2008. As of the 2009 measurement date, the arithmetic average of the annual actual return on plan assets for the most recent 10 and 5 years was 3.7% and 5.6%, respectively.

Pension plan assets did not include any of the Company's common stock at December 31, 2009 or 2008.

Cash flows

There was no required cash contribution necessary to satisfy the minimum funding requirement under the IRC for the tax qualified pension plans as of December 31, 2009. The Company currently plans to contribute $340 million to its pension plans in 2010.

The Company contributed $39 million and $40 million to the postretirement benefit plans in 2009 and 2008, respectively. Contributions by participants were $38 million and $37 million in 2009 and 2008.

Estimated future benefit payments

Estimated future benefit payments expected to be paid in the next 10 years, based on the assumptions used to measure the Company's benefit obligation at December 31, 2009 are presented in the table below. Effective January 1,

2010, the Company will no longer participate in the Retiree Drug Subsidy program due to the change in the Company's retiree medical plan for Medicare-eligible retirees.

($ in millions)	Pension benefits	Postretirement benefits Gross benefit payments
2010	$ 293	$ 43
2011	293	45
2012	315	46
2013	328	48
2014	365	50
2015-2019	2,291	271
Total benefit payments	$ 3,885	$ 503

Allstate 401(k) Savings Plan

Employees of the Company, with the exception of those employed by the Company's international subsidiaries and Sterling Collision Centers ("Sterling") subsidiary, are eligible to become members of the Allstate 401(k) Savings Plan ("Allstate Plan"). The Company's contributions are based on the Company's matching obligation and certain performance measures. The Company is responsible for funding its anticipated contribution to the Allstate Plan, and may, at the discretion of management, use the ESOP to pre-fund certain portions. In connection with the Allstate Plan, the Company has a note from the ESOP with a principal balance of $22 million at December 31, 2009. The ESOP note has a fixed interest rate of 7.9% and matures in 2019. The Company records dividends on the ESOP shares in retained income and all the shares held by the ESOP are included in basic and diluted weighted average common shares outstanding.

The Company's contribution to the Allstate Plan was $78 million, $48 million and $124 million in 2009, 2008 and 2007, respectively. These amounts were reduced by the ESOP benefit computed for the years ended December 31 as follows:

($ in millions)	2009	2008	2007
Interest expense recognized by ESOP	$ 2	$ 2	$ 3
Less: dividends accrued on ESOP shares	(2)	(2)	(12)
Cost of shares allocated	2	2	19
Compensation expense	2	2	10
Reduction of defined contribution due to ESOP	22	12	119
ESOP benefit	$ (20)	$ (10)	$ (109)

The Company made no contributions to the ESOP in 2009. The Company contributed $5 million and $13 million to the ESOP in 2008 and 2007, respectively. At December 31, 2009, total committed to be released, allocated and unallocated ESOP shares were 0.2 million, 34 million and 5 million, respectively.

Allstate has profit sharing plans for eligible employees of its Canadian insurance subsidiaries and Sterling. Profit sharing expense for these plans was $6 million, $2 million and $8 million in 2009, 2008 and 2007, respectively.

17. Equity Incentive Plans

The Company currently has two equity incentive plans that permit it to grant nonqualified stock options, incentive stock options, restricted or unrestricted shares of the Company's stock and restricted stock units to certain employees and directors of the Company. The total compensation expense related to equity awards was $74 million, $85 million and $90 million and the total income tax benefits were $25 million, $29 million and $30 million for the years ended December 31, 2009, 2008 and 2007, respectively. Total cash received from the exercise of options was $3 million, $33 million and $109 million for the years ended December 31, 2009, 2008 and 2007, respectively. Total tax benefit realized on options exercised and stock unrestricted was $3 million, $12 million and $43 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company records compensation expense related to awards under these plans over the vesting period of each grant. The Company records compensation expense for employees eligible for continued vesting upon retirement over the vesting period to the date that the employee is eligible for retirement. As of December 31, 2009, total unrecognized compensation cost related to all nonvested awards was $114 million, of which $73 million related to nonqualified stock options which are expected to be recognized over the weighted average vesting period of 2.50 years and $41 million is related to restricted stock units which are expected to be recognized over the weighted average vesting period of 2.49 years.

Options are granted under the plans at exercise prices equal to the fair value of the Company's common stock on the applicable grant date. The options granted under the Allstate plans generally vest ratably over a four-year period. For directors, vesting is generally over a three-year period. The options granted may be exercised once vested and will expire ten years after the date of grant unless the employee or director retires. After retirement, employee stock options vest as scheduled. For directors, vesting accelerates to the date of retirement. When the options become vested, they may be exercised on or before the earlier of the option expiration date or the fifth anniversary of the employee's or director's retirement. Restricted stock and restricted stock units generally vest and unrestrict in full on the fourth anniversary of the grant date, except for directors which vest immediately and unrestrict immediately after leaving the board. The awards are subject to forfeiture upon termination. For terminations due to retirement, shares continue to unrestrict as provided for in the original grant.

A total of 71.0 million shares of common stock were authorized to be used for awards under the plans, subject to adjustment in accordance with the plans' terms. At December 31, 2009, 25.1 million shares were reserved and remained available for future issuance under these plans. The Company uses its treasury shares for these issuances.

The fair value of each option grant is estimated on the date of grant using a binomial lattice model. The Company uses historical data to estimate option exercise and employee termination within the valuation model. In addition, separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the binominal lattice model and represents the period of time that options granted are expected to be outstanding. The expected volatility of the price of the underlying shares is implied based on traded options and historical volatility of the Company's common stock. The expected dividends for 2009 are based on a graded average of the current and historical long-term dividend yield of the Company's stock as of the date of the grant. The expected dividends for 2008 and 2007 were based on the current dividend yield of the Company's stock as of the date of the grant. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions used are shown in the following table.

	2009	**2008**	**2007**
Weighted average expected term	8.1 years	8.1 years	6.9 years
Expected volatility	26.3 - 79.2%	16.9 - 58.6%	14.4 - 37.7%
Weighted average volatility	38.3%	23.1%	23.2%
Expected dividends	2.6%	3.1%	2.3%
Risk-free rate	0.0 - 3.7%	0.2 - 4.1%	2.8 - 5.3%

A summary of option activity for the year ended December 31, 2009 is shown in the following table.

	Number (in 000s)	Weighted average exercise price	Aggregate intrinsic value (in 000s)	Weighted average remaining contractual term (years)
Outstanding at January 1, 2009	27,707	$ 48.08		
Granted	10,041	17.17		
Exercised	(128)	25.57		
Forfeited	(1,124)	44.74		
Expired	(1,586)	42.17		
Outstanding at December 31, 2009:	34,910	$ 39.64	$ —	5.9
Outstanding, net of expected forfeitures	33,601	$ 39.64	$ —	5.9
Outstanding, exercisable ("vested")	18,556	$ 46.71	$ —	3.9

The weighted average grant date fair value of options granted was $5.74, $9.98 and $16.08 during the years ended December 31, 2009, 2008 and 2007, respectively. The intrinsic value, which is the difference between the fair value and the exercise price, of options exercised was $428 thousand, $9 million and $68 million during the years ended December 31, 2009, 2008 and 2007, respectively. The total fair value of options vested was $491 thousand, zero and $57 million during the years ended December 31, 2009, 2008 and 2007, respectively.

The changes in restricted stock and restricted stock units are shown in the following table for the year ended December 31, 2009.

	Number (in 000s)	Weighted average grant date fair value
Nonvested at January 1, 2009	2,332	$ 53.97
Granted	1,823	17.47
Vested	(563)	52.99
Forfeited	(224)	47.16
Nonvested at December 31, 2009	3,368	$ 34.83

The fair value of restricted stock and restricted stock units is based on the market value of the Company's stock as of the date of the grant. The market value in part reflects the payment of future dividends expected. The weighted average grant date fair value of restricted stock and restricted stock units granted was $17.47, $48.00 and $61.75 during the years ended December 31, 2009, 2008 and 2007, respectively. The total fair value of restricted stock and restricted stock units vested was $30 million, $25 million and $34 million during the years ended December 31, 2009, 2008 and 2007, respectively.

The tax benefit realized in 2009, 2008 and 2007 related to tax deductions from stock option exercises and included in shareholders' equity was zero, $3 million and $20 million, respectively. The tax benefit realized in 2009, 2008 and 2007 related to all stock-based compensation and credited directly to shareholders' equity was $(6) million, $3 million and $30 million, respectively.

18. Business Segments

Allstate management is organized around products and services, and this structure is considered in the identification of its four reportable segments. These segments and their respective operations are as follows:

Allstate Protection sells principally private passenger auto and homeowners insurance in the United States and Canada. Revenues from external customers generated outside the United States were $619 million, $665 million and $668 million for the years ended December 31, 2009, 2008 and 2007, respectively. The Company evaluates the results of this segment based upon underwriting results.

Discontinued Lines and Coverages consists of business no longer written by Allstate, including results from asbestos, environmental and other discontinued lines claims, and certain commercial and other businesses in run-off. This segment also includes the historical results of the commercial and reinsurance businesses sold in 1996. The Company evaluates the results of this segment based upon underwriting results.

Allstate Financial sells life insurance, retirement and investment products and voluntary accident and health insurance to individual and institutional customers. The principal individual products are fixed annuities; interest-sensitive, traditional and variable life insurance; and voluntary accident and health insurance. The institutional product line consists primarily of funding agreements sold to unaffiliated trusts that use them to back medium-term notes issued to institutional and individual investors. Banking products and services are also offered to customers through the Allstate Bank. Revenues from external customers generated outside the United States were immaterial with respect to Allstate Financial total revenues for the years ended December 31, 2009, 2008 and 2007. The Company evaluates the results of this segment based upon operating income.

Corporate and Other comprises holding company activities and certain non-insurance operations.

Allstate Protection and Discontinued Lines and Coverages comprise Property-Liability. The Company does not allocate Property-Liability investment income, realized capital gains and losses, or assets to the Allstate Protection and Discontinued Lines and Coverages segments. Management reviews assets at the Property-Liability, Allstate Financial, and Corporate and Other levels for decision-making purposes.

The accounting policies of the business segments are the same as those described in Note 2. The effects of certain inter-segment transactions are excluded from segment performance evaluation and therefore are eliminated in the segment results.

Measuring segment profit or loss

The measure of segment profit or loss used by Allstate's management in evaluating performance is underwriting income (loss) for the Allstate Protection and Discontinued Lines and Coverages segments and operating income (loss) for Allstate Financial and Corporate and Other segments. A reconciliation of these measures to net income is provided below.

Underwriting income (loss) is calculated as premiums earned, less claims and claims expenses ("losses"), amortization of DAC, operating costs and expenses, and restructuring and related charges as determined using GAAP.

Operating income (loss) is net income (loss) excluding:

- realized capital gains and losses, after-tax, except for periodic settlements and accruals on non-hedge derivative instruments, which are reported with realized capital gains and losses but included in operating income,
- (amortization) accretion of DAC and DSI, to the extent they resulted from the recognition of certain realized capital gains and losses,
- (gain) loss on disposition of operations, after-tax, and
- adjustments for other significant non-recurring, infrequent or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, or (b) there has been no similar charge or gain within the prior two years.

Summarized revenue data for each of the Company's business segments for the years ended December 31 are as follows:

($ in millions)	2009	2008	2007
Revenues			
Property-Liability			
Property-liability insurance premiums earned			
Standard auto	$ 16,642	$ 17,048	$ 17,079
Non-standard auto	966	1,100	1,308
Total auto	17,608	18,148	18,387
Homeowners	6,077	6,261	6,283
Other personal lines	2,510	2,558	2,562
Allstate Protection	26,195	26,967	27,232
Discontinued Lines and Coverages	(1)	–	1
Total property-liability insurance premiums earned	26,194	26,967	27,233
Net investment income	1,328	1,674	1,972
Realized capital gains and losses	(168)	(1,858)	1,416
Total Property-Liability	27,354	26,783	30,621
Allstate Financial			
Life and annuity premiums and contract charges			
Traditional life insurance	407	399	286
Immediate annuities with life contingencies	102	132	204
Accident and health	460	412	380
Total life and annuity premiums	969	943	870
Interest-sensitive life insurance	944	896	915
Fixed annuities	44	55	79
Bank and other	1	1	2
Total contract charges	989	952	996
Total life and annuity premiums and contract charges	1,958	1,895	1,866
Net investment income	3,064	3,811	4,297
Realized capital gains and losses	(431)	(3,127)	(193)
Total Allstate Financial	4,591	2,579	5,970
Corporate and Other			
Service fees	9	10	10
Net investment income	52	137	166
Realized capital gains and losses	16	(105)	12
Total Corporate and Other before reclassification of service fees	77	42	188
Reclassification of service fees [1]	(9)	(10)	(10)
Total Corporate and Other	68	32	178
Consolidated revenues	$ 32,013	$ 29,394	$ 36,769

[1] For presentation in the Consolidated Statements of Operations, service fees of the Corporate and Other segment are reclassified to operating costs and expenses.

Summarized financial performance data for each of the Company's reportable segments for the years ended December 31 are as follows:

($ in millions)	2009	2008	2007
Net income			
Property-Liability			
Underwriting income (loss)			
Allstate Protection	$ 1,027	$ 189	$ 2,838
Discontinued Lines and Coverages	(32)	(25)	(54)
Total underwriting income	995	164	2,784
Net investment income	1,328	1,674	1,972
Income tax expense on operations	(558)	(401)	(1,413)
Realized capital gains and losses, after-tax	(222)	(1,209)	915
Property-Liability net income	1,543	228	4,258
Allstate Financial			
Life and annuity premiums and contract charges	1,958	1,895	1,866
Net investment income	3,064	3,811	4,297
Periodic settlements and accruals on non-hedge derivative financial instruments	14	20	46
Contract benefits and interest credited to contractholder funds	(3,655)	(4,029)	(4,271)
Operating costs and expenses and amortization of deferred policy acquisition costs	(867)	(1,051)	(1,042)
Restructuring and related charges	(25)	(1)	(2)
Income tax expense on operations	(149)	(207)	(279)
Operating income	340	438	615
Realized capital gains and losses, after-tax	(417)	(2,034)	(125)
DAC and DSI (amortization) accretion related to realized capital gains and losses, after-tax	(177)	385	12
DAC and DSI unlocking related to realized capital gains and losses, after-tax	(224)	(274)	–
Non-recurring items, after-tax [(1)]	–	(219)	–
Reclassification of periodic settlements and accruals on non-hedge financial instruments, after-tax	(9)	(13)	(29)
Gain (loss) on disposition of operations, after-tax	4	(4)	(8)
Allstate Financial net (loss) income	(483)	(1,721)	465
Corporate and Other			
Service fees [(2)]	9	10	10
Net investment income	52	137	166
Operating costs and expenses [(2)]	(419)	(372)	(371)
Income tax benefit on operations	141	107	100
Operating loss	(217)	(118)	(95)
Realized capital gains and losses, after-tax	11	(68)	8
Corporate and Other net loss	(206)	(186)	(87)
Consolidated net income (loss)	$ 854	$ (1,679)	$ 4,636

(1) During the fourth quarter of 2008, for traditional life insurance and immediate annuities with life contingencies, an aggregate premium deficiency of $336 million, pre-tax ($219 million, after-tax) resulted primarily from an experience study indicating that the annuitants on certain life-contingent contracts are projected to live longer than the Company anticipated when the contracts were issued, and, to a lesser degree, a reduction in the related investment portfolio yield. The deficiency was recorded through a reduction in deferred acquisition costs.

(2) For presentation in the Consolidated Statements of Operations, service fees of the Corporate and Other segment are reclassified to operating costs and expenses.

Additional significant financial performance data for each of the Company's reportable segments for the years ended December 31 are as follows:

($ in millions)	2009	2008	2007
Amortization of DAC			
Property-Liability	$ 3,789	$ 3,975	$ 4,121
Allstate Financial	965	704	583
Consolidated	$ 4,754	$ 4,679	$ 4,704
Income tax expense (benefit)			
Property-Liability	$ 612	$ (248)	$ 1,914
Allstate Financial	(82)	(954)	199
Corporate and Other	(136)	(144)	(96)
Consolidated	$ 394	$ (1,346)	$ 2,017

Interest expense is primarily incurred in the Corporate and Other segment. Capital expenditures for long-lived assets are generally made in the Property-Liability segment. A portion of these long-lived assets are used by entities included in the Allstate Financial and Corporate and Other segments, and accordingly, are charged expenses in proportion to their use.

Summarized data for total assets and investments for each of the Company's reportable segments as of December 31 are as follows:

($ in millions)	2009	2008	2007
Assets			
Property-Liability	$ 47,179	$ 45,967	$ 53,460
Allstate Financial	81,968	84,929	98,949
Corporate and Other	3,505	3,902	3,999
Consolidated	$ 132,652	$ 134,798	$ 156,408
Investments			
Property-Liability	$ 34,526	$ 30,837	$ 40,905
Allstate Financial	62,216	61,499	74,256
Corporate and Other	3,091	3,662	3,819
Consolidated	$ 99,833	$ 95,998	$ 118,980

The balances above reflect the elimination of related party investments between segments.

19. Other Comprehensive Income

The components of other comprehensive income (loss) on a pre-tax and after-tax basis for the years ended December 31 are as follows:

($ in millions)	2009			2008			2007		
	Pre-Tax	Tax	After-tax	Pre-tax	Tax	After-tax	Pre-tax	Tax	After-tax
Unrealized net holding gains (losses) arising during the period, net of related offsets	$ 5,015	$ (1,754)	$ 3,261	$ (10,567)	$ 3,660	$ (6,907)	$ (612)	$ 214	$ (398)
Less: reclassification adjustment of realized capital gains and losses	(284)	99	(185)	(3,059)	1,228	(2,281)	1,212	(424)	788
Unrealized net capital gains and losses	5,299	(1,853)	3,446	(7,058)	2,432	(4,626)	(1,824)	638	(1,186)
Unrealized foreign currency translation adjustments	63	(22)	41	(114)	40	(74)	82	(29)	53
Unrecognized pension and other postretirement benefit cost	(292)	78	(214)	(1,103)	379	(724)	1,150	(385)	765
Other comprehensive income (loss)	$ 5,070	$ (1,797)	$ 3,273	$ (8,275)	$ 2,851	$ (5,424)	$ (592)	$ 224	$ (368)

20. Quarterly Results (unaudited)

($ in millions, except per share data)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2009	2008	2009	2008	2009	2008	2009	2008
Revenues	$ 7,883	$ 8,087	$ 8,490	$ 7,418	$ 7,582	$ 7,320	$ 8,058	$ 6,569
Net (loss) income	(274)	348	389	25	221	(923)	518	(1,129)
Net (loss) income earnings per share – Basic	(0.51)	0.62	0.72	0.05	0.41	(1.70)	0.96	(2.10)
Net (loss) income earnings per share – Diluted	(0.51)	0.62	0.72	0.05	0.41	(1.70)	0.96	(2.10)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Allstate Corporation
Northbrook, IL

We have audited the accompanying Consolidated Statements of Financial Position of The Allstate Corporation and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related Consolidated Statements of Operations, Comprehensive Income, Shareholders' Equity, and Cash Flows for each of the three years in the period ended December 31, 2009. We also have audited the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Item 9A. Controls and Procedures.* Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Allstate Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 2 to the consolidated financial statements, the Company changed its recognition and presentation for other-than-temporary impairments of debt securities in 2009.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 25, 2010

CORPORATE HEADQUARTERS/ HOME OFFICE
The Allstate Corporation
2775 Sanders Road
Northbrook, IL 60062-6127
(800) 574-3553
www.allstate.com

ANNUAL MEETING
Shareholders of record are invited to attend the annual meeting of The Allstate Corporation on Tuesday, May 18, 2010, 11:00 a.m. (registration will begin at 10:00 a.m.) at Allstate West Plaza
3100 Sanders Road
Northbrook, Illinois 60062-7154

Holders of common stock of record at the close of business on March 19, 2010 are entitled to vote at the meeting. A notice of meeting, proxy statement and proxy card and/or voting instructions were provided to shareholders with this annual report.

TRANSFER AGENT/ SHAREHOLDER RECORDS
For information or assistance regarding individual stock records, dividend reinvestment, dividend checks, 1099DIV and 1099B tax forms, direct deposit of dividend payments, or stock certificates, contact Wells Fargo Shareowner Services, in any of the following ways:

BY TELEPHONE:
(800) 355-5191 within the U.S. or
(651) 450-4064 outside the U.S.

BY MAIL:
Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854

BY CERTIFIED/OVERNIGHT MAIL:
Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

ON THE INTERNET—ACCOUNT INFORMATION:
www.wellsfargo.com/shareownerservices

ALLSTATE 401(K) SAVINGS PLAN
For information about the Allstate 401(k) Savings Plan, call the Allstate Benefits Center at (888) 255-7772.

INVESTOR RELATIONS
Security analysts, portfolio managers and representatives of financial institutions seeking information about the company should contact:

Investor Relations
The Allstate Corporation
2775 Sanders Road, Suite F3SE
Northbrook, IL 60062-6127
(800) 416-8803
invrel@allstate.com

COMMUNICATIONS TO THE BOARD OF DIRECTORS
Shareholders or other interested parties who wish to communicate to the Board of Directors may do so by mail or e-mail as follows. Please let us know if you are a shareholder.

BY E-MAIL:
directors@allstate.com

BY MAIL:
The Allstate Corporation
Nominating & Governance Committee
c/o General Counsel
Allstate Insurance Company
2775 Sanders Road, Suite F8
Northbrook, IL 60062-6127

CODE OF ETHICS
Allstate's Code of Ethics is available on the Corporate Governance portion of the company's website, www.allstate.com.

COMMON STOCK AND DIVIDEND INFORMATION
(in dollars)

	HIGH	LOW	CLOSE	DIVIDENDS DECLARED
2009				
First Quarter	33.50	13.77	19.15	.20
Second Quarter	28.73	18.50	24.40	.20
Third Quarter	31.74	22.82	30.62	.20
Fourth Quarter	32.23	27.52	30.04	.20
2008				
First Quarter	52.90	44.56	48.06	.41
Second Quarter	52.16	45.49	45.59	.41
Third Quarter	48.00	41.37	46.12	.41
Fourth Quarter	47.00	17.72	32.76	.41

Stock price ranges are from the New York Stock Exchange Composite listing. As of 4:00 p.m. (EST) on February 1, 2010, the closing price of Allstate common stock as reported on the New York Stock Exchange was $29.95 and there were 113,533 shareholders of record.

MEDIA INQUIRIES
Allstate Media Relations
2775 Sanders Road
Northbrook, IL 60062-6127
(847) 402-5600

FORM 10-K, OTHER REPORTS
Shareholders may receive without charge a copy of The Allstate Corporation Form 10-K annual report (filed with the U.S. Securities and Exchange Commission) and other public financial information for the year ended December 31, 2009, by contacting:

Investor Relations
The Allstate Corporation
2775 Sanders Road, Suite F3SE
Northbrook, IL 60062-6127
(800) 416-8803
invrel@allstate.com

The Allstate Corporation's Annual Report is available online at:
www.allstate.com/annualreport

STOCK EXCHANGE LISTING
The Allstate Corporation common stock is listed on the New York Stock Exchange under the trading symbol "ALL". Common stock is also listed on the Chicago Stock Exchange.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301

ONLINE INFORMATION
You can access financial and other information about Allstate on our website, *www.allstate.com*, including executive speeches, investor conference calls and quarterly investor information.

SOY


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Allstate
You're in good hands.

THE ALLSTATE CORPORATION 2775 SANDERS ROAD, NORTHBROOK, IL 60062-6127 *WWW.ALLSTATE.COM/ANNUALREPORT*